April 6, 2003
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549



SUPPL

United States of America

Dear Mr. Frank Zarb, Esq.:

Re: Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
12g3-2(b) number: 82-5046

Enclosed are the documents submitted for the purpose to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

1. Announcement : Shanghai Lujiazui Financial Trade Zone development co.Ltd.annual report 2002(summary)
2. Announcement:public notice on resolution of the 1# provisional Meeting of board of directors 2003

Sincerely yours,

Kang Huijun
Chairman

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

6/3

上海久事公司
SHANGHAI JIUSHI CORPORATION

前 言

2003年上海轨道交通建设债券发行网上路演于2月18日下午3:00-5:00在中国证券网举行，本次路演由上海证券报社、中国证券网主办，本期债券募集资金40亿元人民币，主要用于上海"十五"发展规划中的明珠线二期和莘闵线两个工程项目的建设。为帮助读者充分了解此次网上路演的详细情况，我们挑选部分精彩内容在此回放。

嘉宾介绍

张新玫 上海久事公司财务管理总部经理
王洪刚 上海久事公司财务管理总部项目主管
张永毅 银河证券投资银行总部高级经理
李惠梅 国家开发银行资金局债券承销处


路演嘉宾合影

2003年上海轨道交通建设债券发行网上路演

精彩回放

张新玫女士

王洪刚先生

张永毅先生

李惠梅女士

●承销发行

问：本次债券的发行要素。

答：本期债券发行规模40亿元，期限15年，票面年利率4.51%，信用级别AAA。

问：本次债券的发行特点。

答：本期债券已经国家发展计划委员会计经调[2002]1474号及计经调[2003]号批准发行。中国银河证券有限责任公司作为本次债券的财务顾问和上市推荐人，国家开发银行和中国银河证券有限责任公司作为联合主承销商。承销团中还包括了如中金公司、中银国际、申银万国、国泰君安、海通证券等众多国内知名券商。北京市竞天公诚律师事务所受聘成为发行人和承销团法律顾问。

本次债券于2003年2月18日开始

年我国经济增长快于预期，形成了逐渐攀升的增长态势，一季度GDP增长7.6%、二季度GDP增长8%、三季度GDP增长8.1%，多项经济指标明显好于年初预期。

2、利率作为资金价格和货币政策主要工具之一，短期主要受资金供求关系的影响，中长期则主要由宏观经济运行情况来决定。在目前大的经济背景下，预计今年上半年利率维持在目前水平的可能性很大。

3、本次债券发行选择在春节以后，债券市场资金面总体比较宽松。

三、强强联合，形成了多赢的局面

本次债券发行是由资质优良的发行主体和实力强大的承销团的一次强强联合。同时，本次债券的成功发行将真正实现发行人、广大投资者、承销商的多赢局

项工作的"上海久事公司"。"94专项"共计308个项目。主要包括：基础设施项目5个(南浦大桥、地铁一号线、合流污水治理一期、虹桥机场候机楼改造、市内20万门程控电话扩容)，工业技改项目268个(包括真空电子、飞利浦半导体、冰箱压缩等)，三产旅游项目35个(包括东方明珠电视塔、虹桥宾馆、新锦江大酒店等)。久事公司直接管理并投资了共计14亿美元的项目。

2、轨道交通项目

2000年4月，久事公司以其在地铁一号线、二号线、明珠线一期的投资发起控股成立了上海申通集团有限公司，申通集团的注册资本260亿元，久事占其中的66%。2001年，久事公司又与国家开发银行签定了130亿元融资协议，掀开了久事投资轨道交通的新篇章。

监察中心、法律事物中心等部门，拥有置业公司、外滩物业等全资子公司，拥有申通集团、国际赛车场、南站广场等控股公司。

问：上海久事公司的发展历程及发展规划。

答：上海久事公司是上海市政府直属的国有独资的综合性投资公司，是在国函(1986)94号文件批复同意上海筹措利用外债基础上设立的。自1987年12月30日成立以来，公司始终秉承"积极筹措国内外资金，为振兴上海经济作贡献"的使命，坚持政府投资主体功能定位，不断深化投融资体制改革，经过15年的发展，上海久事公司积极贯彻政府的产业政策导向，在高科技、工业、金融、房地产等多个领域进行投资，筹融资及资金运作总量达到2376亿元，取得了良

钟亦可乘上轨道交通线。届时，上海将建成世界上最便捷、最先进的轨道交通网之一，从而在根本上解决上海市公交难这一问题。目前，除了已正式投入运营的地铁一号线、地铁二号线、明珠线一期外，在"十五"期间将建设10条轨道交通线路(含已于2002年底试运行的磁浮列车示范运营线)。

按照上海市"十五"发展规划，为了建设好、管理好轨道交通网络，上海市政府先后出台了《上海市轨道交通管理条例》和《上海市轨道交通白皮书》等一系列政策法规，2001年上海市政府又进一步明确了轨道交通的投资、建设、运营、监管的"四分开"运作体制，要突破制约轨道交通发展的资金瓶颈及各类约束条件，吸纳各类资金进入上海轨道交通投资领域，努力实现"政府组织、企业运作，市场竞争、形成合力"的改革目标。上海市政府将从资本金、沿线土地综合开发、票价调整等方面给予充分的财力和政策

平均现金净流量10.64亿元，平均利息保障倍数22.42。

公司的长期股权投资主要包括城市重大基础设施建设投资和实业投资两部分。实业投资主要集中在工业、金融、房地产和商贸四方面。截止2001年年底，公司的重大基础设施累计投资537.27亿元，实业投资总额为36.2亿元，实业投资收益2.43亿元。

问：投资者最关心的是债券未来的还本付息，请问发行人偿债资金来源有何保障？

答：本次债券的偿债资金主要来源于上海轨道交通项目的收益及久事公司业务现金流。中国建设银行上海市分行作为本期债券的担保人，为本期债券的还本付息提供无条件不可撤销全额担保。

上海轨道交通中已投入运营的三条线路客流量大幅增加，2002年全年客流量3.753亿人次，日均客流量突破107万人次，运营收入达到了8.3亿元。本次债券投向的明珠线二期和莘闵线两项工程，投资回收期均在15年左右，内部收益率在7%左右，随着轨道交通网络的完

向全国公开发行，发行期限为20个工作日，计息日为 每年的2月18日。本次上海轨道交通建设债券发行，将采用传统的托管凭证和新的电子化托管并行方式。

问：本次债券的投资价值。

答：本期债券是在宏观经济总体运行良好，当前债市短期内不存在升息压力，以及企业债市正在突破国债制约成为资本市场新亮点的市场背景下发行的。在银行存款利率不断走低，国债利息率下降，股市长期低迷的情况下，企业债正日益得到投资者的重视，加上相关政策的推动，企业债券面临着难得的发展机遇。伴随着国债市场2002年下半年的大牛市行情，企业债券市场的平均回报率达到5.49%。

本期债券发行规模为40亿元，为固定利率附息债，期限15年，属中期债券，发行利率区间4.51%。从目前在上交所交易的十六只企业债券的到期收益率与剩余期限数据来看，本期债券剩余期限在01三峡债券和02三峡债券之间，收益率水平接近剩余期限为19.71年的三峡债券，具有一定的利率优势。在其具有较好收益性的同时，由于其发行规模达到40亿，也具有相当好的流动性。

对比01三峡债发行到上市不到半年时间里为投资者提供的近10%的回报，结合目前债券市场尚不突出的升息压力和债券市场、尤其是企业债市外围资金的日益增加，本期企业债券上市后，应会为投资者带来较好的回报。

问：本期债券如期发售，请主承销商客观评价一下本次债券发行。

答：一、本期债券优势明显

1、利率优势。和在交易所剩余期限相近的已上市企业债券相比，如02中移动债的剩余期限为14.76年，到期收益率为4.37%(以1月23日数据为准)，本期债券具有利率优势。

2、对个人投资者而言，本期债券扣除个人所得税因素后的收益率为3.608%，具有一定的投资价值。

3、本次债券发行采用企业债券托管凭证和电子化托管并行的方式，一方面可以保证投资者的投资安全，另一方面，可以加快债券在国债登记公司托管的进度，便于投资者进行协议转让，在一定程度上提高了本期债券的流动性，为风险控制提供了条件。

4、本期债券已取得上交所的上市承诺，本期债券发行结束将尽快安排上市，提高了本期债券的流动性。另外上交所2003年推出一天、三天、七天等回购品种，为投资者通过债券品种的短期回购来调剂和缓解资金运作中对短期资金需求的压力。

二、本次债券选择了适当的发行时机

1、从国内经济运行情况来看，2002

[...]面。

● 募资投向

问：本次发行债券所募集资金的运用计划。

答：本次债券募集的40亿元资金将用于上海"十五"发展规划中的明珠线二期和莘闵线两个工程。上述项目均已获得国家计委的立项批复。

明珠线二期工程线路总长22.3公里，总投资估算为128.7亿元，其中资本金投入40亿元，本次债券发行募集资金投入30亿元，其余由银行贷款解决。该项目建设期为2001年至2004年，2005年试运行，2006年正式投入商业运行。该项目投资内部报酬率为7.35%，投资回收期15.26年。该工程建成以后，将与明珠线一期西部相连接，成为上海市轨道交通系统中唯一——条城市环线，并与运营中的地铁一号线和地铁二号线构成"申"字型的上海 市轨道交通网络的基本骨架。明珠线二期工程两次越江，将同地铁二号线共同成为越江交通量的主要承担线路，对于促进浦东新区开发建设和进一步对外开放具有较大的推动作用。

莘闵线工程线路总长17.04公里，总投资估算为38.16亿元，其中资本金投入10亿元，本次债券发行募集资金投入10亿元，其余由银行贷款解决。该项目建设期为2000年至2003年，2004年试运行，2005年正式投入商业运行。该项目投资内部报酬率为6.9%，投资回收期15.77年。闵行区是上海四大新区之一，其行政中心莘庄是联系市中心区的交通枢纽，也是上海市规划中西南地区对内对外的交通枢纽。建设中的莘闵线起点为地铁一号线 南端起始站莘庄，终点延伸至闵行经济技术开发区的天星路。该线建成以后，将大大改善上海市西南地区的交通问题，加速人口南迁，缩短闵行与市中心的时空距离，进一步促进闵行地区社会经济的迅速发展。

上述融资结构充分体现了上海轨道交通建设多元化融资的特征，在保持一定比例自有资本的前提下，强调适度负债，以拟建项目未来的收益和现金流来支撑当前的项目建设；另一方面，在负债结构中引入企业债券取代传统的银行贷款，拓宽了融资渠道，并有效降低了融资成本。随着债券发行募集资金的到位，两项目建设资金缺口将被迅速弥补，从而保证上述项目的顺利建设。

问：上海久事公司重大市政项目的筹融资情况、资金使用情况。

答：上海久事公司已经投资的重大项目包括——

1、以五大市政为代表的"94专项"项目

1986年8月，国务院以国函(1986)94号文批准上海自借自还32亿美元的额度，上海市于1987年成立了专门负责此

[...]

3、近年其他主要重大项目

2002年2月久事控股成立了上海国际赛车场公司。2002年10月21日，上海正式承办F1世界 锦标赛2004-2010年中国大奖赛。位于上海嘉定的上海赛车场占地面积5.3平方公里，包括约长5.45公里、宽13—20米的主赛道和看台以及指挥、新闻、计时、维修、急救 等中心，项目预计总投资22.54亿，计划于2004年3月完成，当年举办F1赛事。

2002年由久事控股的上海南站广场公司开始投资建设上海标志性建筑——铁路南站 。项目总规划面积约60公顷，总投资共计16.3亿元。建成后将成为集铁路、轨道交通、长途客运、公交等多种出行方式为一体的综合性大型交通枢纽中心和人流集散中心。

15年间，久事投资建设的各项重大工程取得了良好的社会效益和经济效益。公司的经营 利润年均以两位数的速度递增，公司的资本金比90年核定时增加了2.93倍，净资产增加了5倍，实现了国有资本的有效增值。

问：上海久事公司对外投资的现状及规划。

答：公司的长期股权投资主要包括城市重大基础设施建设投资和实业投资两部分。实业 投资主要集中在工业、金融、房地产和商贸四方面。截止2001年年底，公司的重大基础设施累计投资537.27亿元，实业投资总额达到36.2亿元。

对于轨道交通项目，结合上海市投融资体制改革的投资、建设、监管、运营"四分开"原则，久事公司通过用存量实物资产进行投资、出让城市基础设施建设经营权、资产置 换等方式使融资能力和投资效率得到提高。2002年，已投入运营的三条轨道交通线路日 均客流量突破107万人次，运营收入达到8.3亿元，世界第一条磁浮列车示范运营线也已投入试运行。同时，久事公司充分发挥政府投资主体的优势，控股投资了包括F1国际赛车场等一批城市新标志性项目。

久事公司按照实业投资盈利性和流动性相结合的原则，通过股权转让、资产置换、债转股等方式逐步退出在工业企业和商贸房地产领域的部分投资，同时增加对金融企业投资 的比重，达到公司实业投资总额的41%，同时加强对金融资产的整合，逐步进入基金管 理公司等新兴行业，形成新的盈利增长点。这一系列举措优化了投资结构，提高公司的盈利能力，2001年实业投资的平均投资收益率为5.7%。

● 企业经营

问：上海久事公司的管理框架。

答：久事公司下设人力资源管理总部、财务管理总部、办公室、后勤服务部、资产经营部、证券投资部、房产部、审计

[...]好的社会效益和经济效益。公司的经营利润年均以两位数的速度递增，公司的资本金比90年核定时增加了2.93倍，净资产增加了5倍，总资产达到555亿元，实现了国有资本的有效增值，公司的政府投资主体作用得到了不断加强，初步实现了"人才结构合理，管理科学规范，投资结构优化，资产负债适当，现金流量充足，资产流动有序，经营绩效稳定"，公司已成为实力雄厚、信誉一流、在我国投资业界具有较高知名度的 综合性国有投资公司。

未来，久事公司将坚持发挥政府投资主体作用，以实施上海轨道交通网络规划为主业，以"建一流队伍、上一流管理、树一流信誉、创一流效益"为发展宗旨，继续贯彻"以市场为导向、以效益为中心、以稳健为原则、以管理为基础"的经营方针，加快形成一套在上海重大战略性基础设施项目投资、建设、运营和管理过程中行之有效的管理机制和运行机制。同时，积极落实现代企业制度，实施国有资本的交叉持股，逐步发展成为上海最具综合竞争实力和持续投融资能力的战略控股型投资公司。

问：请介绍上海市轨道交通规划与相关政策。

答：上海把发展城市轨道交通作为上海国际化大都市战略重点之一，制定了全长780公里、计17条线路的城市轨道交通网络规划。全网共分为市域快速轨道交通线(R线)、市区地铁线(M线)和市区轻轨线(L线)。其中：市域快速轨道交通线网由4条线路组成，全长近410公里，共129个车站，将形成市中心向外的8个辐射方向，将中心区与上海各规划中的新城直接连接起来，8条放射线均匀分布在整个市域，对城市形态的良好发展起到积极的引导作用。市区轨道线网由13条线组成，其中8条为地铁线，5条为轻轨线，全长近370公里，共312个车站。它穿过了市区最为密集的地带，连接了市区各主要活动中心，并和市域快速轨道交通线网连成一体，同时又有其他地面公共交通给予补充，大大增强了轨道交通在中心城区的功能，构成了市区公共交通的主要框架。

规划中的这17条线路，将采取分期建设，计划用20-30年时间完成。全网建成以后，上海市中心城区的居民步行10-15分钟即可乘上轨道交通线，市郊居民通过公交短驳20-30分

[...]支持。

问：请介绍上海久事公司在轨道交通建设中的职能定位。

答：2000年4月，上海久事公司以对地铁一号线、二号线、明珠线一期的投资发起控股成立了上海申通集团有限公司，这成为上海市轨道交通投融资改革的新举措。根据上海市 人民政府(2001)13号文件精神，为加快轨道交通发展步伐，必须深化和完善轨道交通投资、建设、运营、监管的"四分开"体制。久事公司下属控股的申通集团被确立为政府对轨道交通的出资代表，作为上海轨道交通网络建设的市级投资主体，全面承担市政府在轨道交通领域的投融资功能，并作为业主代表享有轨道交通的相关收益。

问：我国轨道行业的发展现状。

答：据国家计委资料显示，计划期间，我国城市交通投资将达8000亿元人民币，其中至少有2000亿元用于轨道交通建设，以上海为例，期间，上海轨道交通建设里程将达200公里，总投资1000亿元人民币，形成"十字加环，多向辐射"的轨道交通网，到2020年，上海市内交通基本实现轨道化。

问：上海久事公司员工的基本情况。

答：公司现有员工130人，平均年龄42岁，大专以上学历的占87.7%，研究生以上学历的占11%。职工中拥有高级职称的占总数的13.93%，拥有中级以上职称的占74%。

● 财务管理

问：上海久事公司的财务状况。

答：1999年以来，久事公司的资产规模迅速扩张。至2001年底，公司目前拥有6家全资子公司 、4家控股公司和50家参股公司。公司的注册资本达到78.5亿，资产总额为455.96亿元，其中流动资产为108.18亿元，固定资产为268.11亿元，合并净资产达到133.36亿元。最 近三个会计年度平均利润总额4.15亿元，

[...]善，加上沿线的土地捆绑、配套商务开发，该产业具有良好的回报前景。

久事公司为进行基础设施投资的长期借款，无论是早期的94专项还是近年的政策性银行融资，上海市政府均给予统筹资金拨款、税收减免、土地补偿、财政贴息等一系列优惠政策。凭借自身逐步壮大的资产规模和盈利能力，依托强大的上海市地方财政获得的大量政策性现金流，均构成履行偿债义务的有力保障。

本期债券经大公国际资信评级有限公司评定，资信等级为AAA级。本期债券良好的偿还性是由科学的偿债安排及发行人自身的优势、担保人优势以及政府的大力支持所决定的，故本期债券的偿债结构十分稳健。

问：请问贵公司的理财原则是什么？

答：公司始终贯彻"以市场为导向，以效益为中心，以稳健为原则，以管理为基础"的经营原则。

● 结束语

上海久事公司财务管理总部经理张新玫

各位朋友：

通过今天的网上路演，我们与各界朋友进行了深入、坦诚的交流，各界朋友对上海久事公司的真诚关注使我们深受鼓舞。面对未来良好的发展机遇，上海久事公司将以创造良好的经济效益为己任，认真、务实地履行本公司对广大投资者做出的承诺，确保公司稳定的盈利性和成长性，给投资者以持续、良好的回报。

今天的网上交流虽然结束了，但是上海久事公司与投资者联系沟通的渠道永远畅通。我们真诚希望得到国内资本市场广大投资者及各界人士长久的关注、支持。

祝各位身体健康，事业成功！

再见！

路演主办单位：上海证券报社　中国证券网

行情浏览

期市

沪胶一度涨停

昨日,上海胶市宽幅震荡,多空对胶价今后走势存在一定分歧,盘中一度涨停的胶价在随后涌现的获利盘和抛盘的打压下回落调整,各合约收盘涨跌互见。全日成交283854手,其中6月成交140672手居各月合约之首,远超过5月合约的90410手。当日沪胶持仓量为137594手,减少5168手。

对伊拉克战争的担忧使国际铜价受压下跌,受此影响,上海铜市昨日交易情绪低落,跳空低开的铜价在远期抛盘的压制下收盘下跌190-240元不等。全日成交60716手。持仓量270356手,增长6818手。

连豆收盘于当日低价区。 (许峻)

债市

长期券告跌

国债现券市场昨日整体小幅下行,上证国债指数较前下跌0.05%,报收于100.595点。

昨日,国债现券市场共有10只国债下跌,长期国债处于领跌位置。0107券昨日下跌0.16%居现券市场之首,该券成交1.91亿元较前日增2倍。 (秦宏)

金市

国内金价昨微跌

昨天,上海黄金交易所黄金价格微跌,成交量微升。当日,Au99.95金收盘报93.42元,成交462公斤;Au99.99金收盘报93.43元,成交306公斤。全日成交量较上一交易日增加48公斤。 (朱兆荃)

拆借

成交大幅减少

银行间市场昨日成交大幅减少,信用拆借成交39.25亿元,较上个交易日减少了38.18亿元。当日债券回购交易系统成交315.09亿元,与上个交易日的422.37亿元相比减少了107.28亿元。 (朱兆荃)

汇市

美元兑日元弱势整理

周三东京外汇市场美元兑日元弱势整理,汇价波动在118.80至119.10之间。由此,日元的下跌趋势被完全逆转。日元走强受到日本财务省官员讲话的刺激,此外临近财年结束,日元资金的大量遣返导致的日元

警惕日央行干预汇市

农行上海分行 余屹

近期国际汇市,多数币种兑美元表现均为弱势,但令投资者最关注的日元却逆风飞扬,兑各主要货币上涨。周三,日元兑美元突破119大关,并曾摸低至118.87。日元涨势主要原因是来自日本投资者将其海外资金汇回国内的季节性需求所提振。

日元兑美元本轮升势是从121.37启动,相继突破121、120重要关口后,一路高歌至119,周二纽约汇市又成功突破119,至周三欧洲汇市早盘在119附近盘整,升幅近200多点。日元兑欧元亦有类似升幅。分析人士表示,在3月31日会计年度结束之前;日本投资者大举抛售美债,并用抛盘所得转换为日元,以试图美化企业账册,此举每年都会出现。据传日本信托银行针对近期投向外国资产的大笔资金进行避险,市场有大量来自信托银行与避险相关的日元买盘,不断挫低欧元/日元。但投资者对日本当局可能透过抛售日元干预汇市仍持审慎态度,并对大幅追高日元非常犹豫,日元升势可能受阻。

日本央行以干预汇市声名远扬,投资者不难从以下记录得出结论:对待日元升值需谨慎。

1999年1月至2000年4月日本央行连续入市干预日元的走强。

2000年9月22日欧洲央行、美联储、日本央行联手干预,以拉抬欧元疲弱的汇价。

2000年11月3日、6日、10日欧洲央行入市干预,以拉抬欧元汇价。

2001年9月17日、19日、21日日本央行入市干预买进美元卖出日元。

2001年9月24日、26日、27日、28日日本央行入市干预日元汇价走强,其中,美联储代表其进场干预一次,欧洲央行也代表其买进欧元兑日元。

2002年5月22日日本央行在123.80/90入市干预。

2002年5月23日日本央行在123.90/95入市干预。

仅在2002全年,日央行先后六次入场干预。而在2003年处,日央行一反常态,对汇市干预采取秘密行动,这就是为什么欧元、英镑、瑞郎均创3年来新高,而日元丝毫不见动静的关键原因。

面对日元兑美元跃升至两周半高点,兑欧元创三周最高,日高官又开始放风。日本财务省次官沟口善兵卫表示:"我们将密切关注市场走势,并会在必要时采取行动。"首相小泉周三亦表示,当前日元兑美元走强对日本经济不利。

鉴於美国对伊拉克动武可能在所难免,而美国将动用一切财政手段为战争提供资助,美国反对日本干预汇市可能性较低。而美元/日元在118-119之间就已经处于干预的警戒水平了,即日本随时可能有行动。或许日元突破119后又回升就是日央行秘密干预的结果。

市场人语

铜市:谨慎乐观

东华期货张家港营业部 王诚德

铜是世界各国重要的工业原材料,世界经济的好坏,直接影响铜的消费量的变化。

在世界经济充满不确定因素的今天,作为工业原材料中重要有色金属的铜,其未来的走势何去何从,目前市场中的分歧较大。

就商家而言,铜产商追求的是出售产品所带来的利润。一旦期铜价格运行到成本线USD1400/MT以下时,铜产商不得不采用减产、限产方式来保本经营,但如果使其价格恢复到正常水平后,铜产商就有可能重新恢复正常的生产甚至扩产。这样,我们可以总结出一个规律:铜价在1400美元以上是正常的、有基础的,而在1400美元以下则是短暂的、失衡的。因此成本价支撑了铜价,铜价每次跌破或触及到成

而作为投机基金,其造势运动又加剧了铜价的大幅震荡。2002年可以说是基金投资思路的忧虑年,其对美国经济前景判断的把握不定,使得基金的持仓经历了多达三次的大翻仓过程。第一次是在上半年基金逐步由空翻多,到6月上旬,其净多头寸竟然一度创下自1986年1月以来的历史最高纪录,从而推动铜价上摸年内高点1720;第二次是在7月上旬,随着美国会计丑闻的逐步曝光,道指的暴跌,投资者信心的丧失迫使基金忍痛割爱,大举斩仓,并开始大举翻空,至10月初,基金的净空头寸竟高达2万多手,铜价也相应被打压至1450;第三次是随着美联储降息和布什政府减税政策刺激了消费和企业投资,使得美国经济复苏又露出

速大举翻多,至12月上旬其净多头寸再度膨胀到2.7万余手,同期推动铜价上试两年来高位1700一线。由此看来,作为投机市场主力的代表,其对后势判断的摇摆不定,追涨杀跌的行为又加剧了铜价的宽幅震荡。

目前美国经济处在周期性调整之中,相对于长达十年的繁荣期,两年的调整期显然是不充分的,经济泡沫还需要在经济运行过程中进一步消化,虽然我们可以看到美联储的降息和美国政府的减税政策在美国经济衰退期间均发挥了重要作用,但投资和消费信心的下降是不可能在短期内得到迅速恢复的。美国经济是刚从低谷中爬起,复苏还存在着很大阻力和不确定因素,但以目前的总体经济形势判断,美国经济复苏只是时间和

不容置疑的。

2002年LME铜市上值得一提的就是中国力量。特别是在年末,我们可以看到几乎每次铜价的上涨,中国买盘都起了推波助澜的作用。预计未来的20年内中国对铜的消费量将成为推动全球铜市消费增长的主要动力。2003年中国对铜消费需求旺盛:继电网改造后,西部开发,对于基建项目投入的不断扩大也将成为推动铜消费的重要力量。

随着美国经济持续缓慢的复苏,及来自东亚特别是中国和印度经济的持续高速增长,期铜未来向上的趋势将不容置疑,但期间的曲折反复也在所难免。2003年铜年平均价预计将在1680一线,全年波动区间在1530-1830之间,投资者应该保持谨慎乐观的态度,采取围绕着铜价波动箱体做

新闻快报

首届中国国际黄金珠宝玉石展将举行

本报讯(记者 朱兆荃)首届中国国际黄金珠宝玉石展览会暨第二届中国国际黄金展将于2月26日至3月1日在深圳中国国际高新技术成果交易会展览中心举行。

据悉,此次由中国黄金协会、博闻中国和中国国际展览中心集团公司合办的展会,涵盖整个珠宝业,吸引从事原材料、制成品和科技等的二百五十多家公司参展。展商来自十四个国家及地区。现已有一千六百名海外买家采用大会提供的优先登记服务领取入场证。

Eurex上市新的法国股票期权

本报讯(通讯员 刘日)国际衍生品市场Eurex将在3月10日上市27种新的法国股票期权,以进一步稳定其在全球股票期权交易中的领导地位。

此后,Eurex交易平台上将交易几乎全部法国指数CAC40中的股票。所有的法国股票期权将以两种交割方式交易(每个月的第三个星期五或者月末)。这意味着Eurex的参与者能够在一个单一平台中以最小的成本交易德国,芬兰,法国,荷兰和意大利的股票期权。

小虾提示

今日期市交易,投资者需关注以下几个即将发布的数据和报告:

1.美国1月份生产者物价指数
2.美国费城联储1月份调查报告
3.美国12月份谷物月度出口报告
4.美国经济咨商会1月份领先经济指数
5.美国每周失业救济金申领人数

2003年
青木先生上海首次股民见面会
股市软件经典技术分析
决策家软件
时间
2003年2月22日(周六
下午1:30
地点:上海市南丹
路60号徐汇科技馆二

1.5938。 （苑乔光） 弹。 迫大规模空头回补，并同时迅 迷度的问题，我及办的头尿定 而猶做效的策略探作。 6.美国12月份国际收支

股票简称:ST 中燕　股票代码:600763　编号:2003-015

北京中燕探戈羽绒制品股份有限公司公告

北京中燕探戈羽绒制品股份有限公司职工代表大会于2003年2月17日召开，参会职工代表10人，会议以记名投票方式选举李琼芳女士、赵丽女士为公司第三届监事会职工监事。

北京中燕探戈羽绒制品股份有限公司
二〇〇三年二月十七日

简历：

李琼芳，女，汉族，大学本科学历，生于1975年11月，曾在新疆金证券公司、新疆破克电子有限责任公司、新疆德隆(集团)有限责任公司工作，现任北京中燕探戈羽绒制品股份有限公司综合部文员。

赵丽，女，汉族，大学本科学历，生于1976年6月23日，曾在新疆喜洋洋食品有限责任公司，新疆生命红科技开发公司工作，现任新疆伊犁天一实业有限责任公司机要秘书。

股票简称:ST 中燕　股票代码:600763　编号:2003-016

北京中燕探戈羽绒制品股份有限公司2003年度第一次临时股东大会决议公告

本公司及董事会全体成员保证报告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或重大遗漏负连带责任。

重要内容提示：

● 本次会议有否决议案的情况：有一名董事候选人和一名监事候选人被否决。

北京中燕探戈羽绒制品股份有限公司2003年度第一次临时股东大会于2003年2月18日上午在乌鲁木齐市屯河华美达大酒店召开，出席本次会议的股东及股东授权代表人数共5人，代表3位股东，代表股份数85100000股，占公司股份总额的53.08%，符合《公司法》和本公司章程的有关规定。会议以书面记名投票方式逐项审议表决了如下议案：

一、审议了《关于改选董事的议案》。表决结果如下：

1、刘建新先生辞去公司董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票　　股，占出席股东所持股份数的　%；反对票　　股，占出席股东所持股份数的　%。同意刘建新先生辞去公司董事职务。

2、刘国山先生辞去公司董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的100%;反对票0股，占出席股东所持股份数的100%。同意刘国山先生辞去公司董事职务

3、李鹏先生辞去公司董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。同意李鹏先生辞去公司董事职务。

4、张吉军先生辞去公司董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。同意李鹏先生辞去公司董事职务。

5、杜中国先生辞去公司董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。同意杜中国先生辞去公司董事职务。

6、赖勇先生辞去公司董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。同意赖勇先生辞去公司董事职务。

7、杨满社先生辞去公司董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。同意杨满社先生辞去公司董事职务。

8、贯勇先生辞去公司董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。同意贯勇先生辞去公司董事职务。

9、选举贯三星先生担任公司董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。贯三星先生当选公司董事。

10、选举晏子牛先生担任公司董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。晏子牛先生当选公司董事。

11、选举王涛先生担任公司董事职务：

赞成票0股，占出席股东所持股份数的0%；弃权票0股，占出席股东所持股份数的0%;反对票85100000股，占出席股东所持股份数的100%。王涛先生未当选公司董事。

12、选举周智峰先生担任公司董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。周智峰先生当选公司董事。

13选举翟学忠先生担任公司董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。翟学忠先生当选公司董事。

14、选举杨咏先生担任公司董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。杨咏先生当选公司董事。

15、选举刘继华先生担任公司独立董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。刘继华先生当选公司独立董事。

16、选举张济先生担任公司独立董事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。张济先生当选公司独立董事。

上述当选董事、独立董事任期为2003年1月18日-2004年9月24日。

二、审议了《关于更换监事的议案》。表决结果如下：

1、陈明君先生辞去公司监事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。同意陈明君先生辞去公司监事职务。

2、黄玉芳先生辞去公司监事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。同意黄玉芳先生辞去公司监事职务。

3、王锐先生辞去公司监事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。同意王锐先生辞去公司监事职务。

4、张彦霞女士辞去公司监事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。同意张彦霞女士辞去公司监事职务。

5、张树云先生辞去公司监事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。同意张树云先生辞去公司监事职务。

6、选举刘成先生担任公司监事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。刘成先生当选公司监事。

7、选举张敏女士担任公司监事职务：

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。张敏女士当选公司监事。

8、选举宋学新先生担任公司监事职务：

赞成票0股，占出席股东所持股份数的0%；弃权票0股，占出席股东所持股份数的0%;反对票85100000股，占出席股东所持股份数的100%。宋学新先生未当选公司监事。

上述当选监事任期为2003年2月18日-2004年9月24日。

三、审议通过了《关于修改〈公司章程〉有关条款的提案》。

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。

四、审议通过了《关于聘请天津五洲联合合伙会计师事务所作为本公司2002年度的财务审计机构的提案》。

鉴于公司2002年度第二次临时股东大会已审议通过了将公司注册地址迁往新疆维吾尔自治区乌鲁木齐市的议案，公司董事会出于工作方便考虑，决定聘请天津五洲联合合伙会计师事务所作为本公司2002年度的财务审计机构。审计费用为20万元人民币。

赞成票85100000股，占出席股东所持股份数的100%；弃权票0股，占出席股东所持股份数的0%;反对票0股，占出席股东所持股份数的0%。

本次临时股东大会已经北京市乾坤律师事务所乌鲁木齐分所刘明春律师现场见证并出具了法律意见书，认为公司本次临时股东大会的召集和召开程序、出席会议人员资格和表决程序符合有关法律、法规、及本公司章程的规定，本次股东大会通过的决议合法有效。

经本次临时股东大会审议通过的相关议案或事项的详细内容及经本次临时股东大会选举产生的董事、独立董事、监事的个人简历见2003年1月4日和2003年1月29日分别在《中国证券报》、《上海证券报》刊登的三届十五次董事会决议公告、监事会决议公告和三届十八次董事会决议公告、监事会决议公告。

特此公告。

北京中燕探戈羽绒制品股份有限公司董事会
2003年2月18日

北京中燕探戈羽绒制品股份有限公司独立董事意见

北京中燕探戈羽绒制品股份有限公司(以下简称:公司)第三届董事会第十七次会议于2003年1月23日，审议通过了"关于受让新疆德隆持有的天一实业出资额的议案"和"关于受让新疆三维持有的天一实业出资额的议案"。鉴于公司2003年第一次临时股东大会改选了8名董事，因此，改选后公司三届十九次董事会对以上两项议案进行了讨论，同意将该重组方案提交股东大会审议。公司董事会已向本人提交了上述一议案的相关资料，本人详细审阅了相关资料，根据《关于在上市公司建立独立董事制度的指导意见》、《上海证券交易所股票上市规则》和《公司章程》的有关法律法规的相关规定，本人作为公司独立董事，对公司第三届董事会第十七次会议审议通过的"关于受让新疆德隆持有的天一实业出资额的议案"和"关于受让新疆三维持有的天一实业出资额的议案"的事宜，基于本人独立判断，发表如下独立意见：

1、本次资产重组的交易各方均为合法设立的法人，具备资产和股权转让与受让资格，本次转让完全按照《公司法》、《证券法》等相关证券法律、法规进行。同时，本次资产重组涉及的出资和资产权属清晰，未被设置抵押担保和涉及任何法律纠纷。

2、本次资产重组属关联交易，交易各方遵守了有关关联交易的程序要求，资产重组的全过程依据有关法律法规规定及时充分地作了信息披露。

3、本次关联交易的定价原则是以2002年12月31日为交易标的的审计评估基准日，中燕股份以经审计评估后的资产价值为依据，新疆德隆和新疆三维以天一实业经审计评估并扣除未分配利润后的净资产值为作价参照，交易各方按照自愿原则签订了《转让出资协议书》，本次交易并没有损害中燕股份的利益。

本人认为，此次受让暨关联交易符合国家有关法律法规和中燕股份章程规定，遵循了公平、公正、公开的原则，符合公司的利益，有利于改善公司资产质量和赢利能力。表决程序合法有效，交易合同内容公允，没有损害公司及其他股东的利益。

北京中燕探戈羽绒制品股份有限公司独立董事签名：张济 刘继华
二〇〇三年二月十八日

北京市乾坤律师事务所关于北京中燕探戈羽绒制品股份有限公司2003年度第一次临时股东大会的法律意见书

京乾意证乌字[2003]第01号

致：北京中燕探戈羽绒制品股份有限公司

北京市乾坤律师事务所(以下简称"本所")接受北京中燕探戈羽绒制品股份有限公司(以下简称"公司")的委托，指派本所刘明春律师(以下简称"本所律师")出席公司2003年度第一次临时股东大会(以下简称"本次股东大会")，并就本次股东大会的召集、召开程序、出席会议人员资格以及会议表决程序的合法有效性出具法律意见书。

为出具本法律意见书，本所律师列席了本次股东大会，对所涉及的资料和文件进行了审查和验证，同时听取了公司就有关事实的陈述和说明。公司已向本所律师保证并承诺，其向本所律师提供的资料和文件均为真实、准确、完整，无重大遗漏。

本所律师仅就本法律意见书出具日以前发生的事实以及本所律师对有关法律法规的理解出具法律意见书。

本所律师同意将本法律意见书作为公司2003年度第一次临时股东大会的必备文件予以公告，并依法对所出具的法律意见承担责任。

本所律师依据《中华人民共和国公司法》(以下简称"公司法")、《中华人民共和国证券法》(以下简称"证券法")、中国证券监督管理委员会《上市公司股东大会规范意见(2000年修订)》(以下简称"规范意见")等法律法规以及《北京中燕探戈羽绒制品股份有限公司章程》(以下简称"公司章程")的规定，按照律师行业公认的业务标准、道德规范和勤勉尽责的精神，就本次股东大会有关事项进行核查和验证，现出具如下法律意见：

一、本次股东大会的召集、召开程序

公司于2003年1月3日召开了第三届董事会第十五次会议，并作出了董事会决议，于2003年1月4日在《中国证券报》上刊登了本次董事会决议公告。公司于2003年1月4日在《中国证券报》上刊登了《北京中燕探戈羽绒制品股份有限公司2003年度第一次临时股东大会通知》(以下简称"会议通知")。

本次股东大会于2003年2月18日如期召开。经审查，本次股东大会召开的时间、地点、内容，与会议通知一致。本次股东大会的召集、召开程序符合有关法律、法规和规范性文件及《公司章程》的规定。

二、出席本次股东大会人员的资格

出席本次股东大会的委托代理人3人，代表5名股东，代表股份8510万股，占公司股份总数53.08%。经查验，上述人员均有出席本次股东大会的合法资格，有权出席本次股东大会及依法行使表决权。公司董事、监事及高级管理人员列席了本次股东大会。

经本所律师验证，出席本次股东大会的股东资格和其他人员的资格符合《公司法》和《公司章程》的规定。

三、本次股东大会没有股东提出新的议案。

四、本次股东大会对原提案进行了修改

公司于2003年1月27日召开了第三届董事会第十八次会议并形成决议对会议通知的会议议题第一项和第三项议案进行了修改。公司第三届董事会第十八次会议决议刊登在2003年1月29日《中国证券报》。

本所律师认为，公司第三届董事会第十八次会议决议对会议通知的会议议题进行了部分修改，符合规范意见第十一条的规定。

五、本次股东大会表决程序

本次股东大会就会议公告中的议案以记名投票方式进行表决，并当场公布表决结果；股东大会记录由出席本次股东大会的公司董事签名。

本所律师认为，本次股东大会表决程序符合有关法律、法规及《公司章程》的规定。

五、结论意见

本所律师认为，公司2003年度第一次临时股东大会的召集、召开程序，出席会议人员的资格和表决程序符合法律、法规及《公司章程》的规定，本次股东大会通过的决议合法有效。

北京市乾坤律师事务所
经办律师：刘明春
2003年2月18日

股票简称:ST 中燕　股票代码:600763　编号:2003—017

北京中燕探戈羽绒制品股份有限公司第三届董事会第十九次会议决议公告

北京中燕探戈羽绒制品股份有限公司第三届董事会第十九次会议于2003年2月18日上午在乌鲁木齐市屯河华美达大酒店十楼会议室召开，应到董事10人，实到董事及授权代表9人，董事肖爱军先生因故未能出席会议。董事方永中先生委托董事成雁翔先生出席会议并行使表决权，独立董事刘继华先生委托独立董事张济先生出席会议并行使表决权。会议形成如下决议：

一、选举贯三星董事为公司董事长。

二、聘任杨咏先生为公司副总经理。

三、会议讨论了公司三届十七次董事会会议所作的关于重大资产购买暨关联交易的决议，同意我公司与新疆德隆(集团)有限责任公司(简称"新疆德隆")于2003年1月21日签署的关于将新疆德隆持有的新疆伊犁天一实业有限责任公司（简称天一实业)54.5455%出资额转让给我公司的协议，具体转让方式为：

我公司受让新疆德隆持有天一实业54.5455%的出资额，计6000万元，转让价款为6000万元。此转让出资额的转让价格是以2002年12月31日为基准日，经审计评估的天一实业净资产为定价参照。我公司以经审计的应收款项3066万元和经评估的固定资产1087万元共计4153万元向新疆德隆支付首期转让价款；余款1847万元在协议正式生效之日起三个月内由我公司以自筹资金支付。

同意我公司与新疆三维投资有限责任公司(简称"新疆三维")于2003年1月21日签署的关于将新疆三维持有的天一实业15.4545%的出资额转让给我公司的协议，具体转让方式为：

我公司受让新疆三维持有天一实业15.4545%的出资额，计1700万元，转让价款为1700万元。此转让出资额的转让价格是以2002年12月31日为基准日，经审计评估的天一实业净资产为定价参照。我公司以现金1000万元向新疆三维支付首期转让价款，余款700万元在协议正式生效之日起三个月内由我公司自筹资金支付。

董事会一致表决同意将上述重组方案提交股东大会审议。

特此公告。

北京中燕探戈羽绒制品股份有限公司董事会
二〇〇三年二月十八日

股票简称:ST 中燕　股票代码:600763　编号:2003—018

北京中燕探戈羽绒制品股份有限公司监事会会议决议公告

北京中燕探戈羽绒制品股份有限公司第三届监事会会议于2003年2月18日下午在乌鲁木齐市屯河华美达大酒店十楼会议室召开，应到会监事4人，实到会监事4人，会议审议了如下议案：

一、选举刘成先生为监事会召集人。

二、审议了"关于受让新疆德隆持有的天一实业出资额的议案"，讨论了公司与新疆德隆(集团)有限责任公司于2003年1月21日签署的关于将新疆德隆持有的新疆伊犁天一实业有限责任公司54.5455%出资额转让给我公司的协议；

三、审议了"关于受让新疆三维持有的天一实业出资额的议案"，讨论了公司与新疆三维投资有限责任公司于2003年1月21日签署的关于将新疆三维持有的新疆伊犁天一实业有限责任公司15.4545%的出资额转让给我公司的协议。

监事会认为上述协议遵循了公开、公平、公正、自愿、诚信的原则，不存在损害中小股东利益之情形；有利于公司产业结构的调整，有利于公司的长远发展，符合全体股东的利益，董事会就本次受让出资的决策程序符合有关法律、法规和《公司章程》的要求。

监事会认为关联董事在行使表决权时坚持了三公原则，认为本次关联交易符合国家有关法律法规和中燕股份章程的规定，不存在损害其他股东利益的情况。

特此公告。

北京中燕探戈羽绒制品股份有限公司监事会
2003年2月18日

主办：《证券市场研究》杂志社、东广财经、上海京华证券研究所有限公司
咨询电话
(021)63050346
(021)53512730
听课费100元/人
青木先生将与广大股民分享他的炒股经验和战绩
其出版的《战胜庄家》、《选股绝招》等一批技术性专著，被投资者视为市场技术之经典。近年来青木先生一直致力于大机构资金的策划和运作。
青木先生
首次来沪
机会难得
不容错过
座席有限
尽早预订

·记者调查·

高派现引起市场众说纷纭

本报记者 谢路锦

西宁特钢 2002 年度高派现分配预案引来市场各方的广泛关注。近两日，该股股价大幅上涨，成为市场领头羊，着实抓住了市场眼球。昨天，本报记者就此对部分证券营业部的投资者进行了一次调查，听听投资者是如何看待上市公司高派现的

调查地点 1：国元证券上海丁香花园营业部

观点：欢迎有真实业绩支撑的公司高比例派现行为

接受采访的中、大户纷纷表示，他们十分欢迎有真实业绩作支撑、有持续经营能力作后盾的上市公司高比例派现行为，并感到上市公司可观的派现应该是投资回报于股民的最好体现。由于此前绩优公司对股东回报低，有损其市场形象，造成那些真正有投资价值的公司股票不被市场认可。上市公司派现率提高了，公司股票的投资价值将进一步显露。同时，根据西宁特钢派息、股价以及同期国债、银行存款收益率水平看，公司股票已经具有明显的投资机会和参与价值，因而该股短线受到追捧在情理之中。

不过，西宁特钢突然公布高派现预案，则较为出人意外。首先，该公司存在一定的资金缺口，如此高比例派现之后，上市公司的资金缺口不是更大了吗？其次，结合历史数据看，西宁特钢此次高派现之后，公司净资产收益率将会提高，从而符合现有相关条件以利公司再融资。由此可见，公司未来的再融资行为值得关注。

据该营业部负责人介绍，营业部客户中，昨日卖出西宁特钢的较多，但卖出西宁特钢的主要是散户。他们的卖出理由是，公司高派现的利多因素已经在股价的连续上涨中得到消化。

调查地点 2：海通证券上海延长西路营业部

观点：对上市公司再融资行为表示理解

投资者凌先生：首先，目前各方对西宁特钢高派现的议论主要集中在公司再融资上。本人对上市公司提出再融资表示理解，因为现在不知道上市公司基本面是否由此得到改善，而上市公司发行可转换债券支持股价走强也尚未可知。如果上市公司质地因再融资而充分提高，对公司而言，这是个根本性的利好。其次，有利于提高持股信心。在市场低迷的环境下，诸如高派现、市值配售等措施将极大提高市场参与者的持股信心。事实上，仅仅就个股股价运行空间而言，基本可分为投资区和投机区。数据显示，西宁特钢在公布利润分配预案后，其派现与股价之比仍高于多数国债品种的年收益率，因而显示出其一定的投资价值，这自然引起部分市场参与者的关注。由此可见，西宁特钢高派现所产生的效应也使投资者对那些未分配利润较高、股价较低的品种中形成一定的良好预期；而且随着越来越多的上市公司进行派现，证券市场总体回报率也将得到提高。再者，西宁特钢如此高派现反映出公司各类股东的倾向。其中，公司大股东以及在该股流通股中进行运作的主力机构的影响力应该引起关注。

投资者方小姐：首先，将公司历年来形成的未分配利润几乎一次性分完，此类分配行为对公司老股东明显是有利的，但对公司再融资后的新股东来说，是个不太好的消息。其次，市场长期下跌，使得一些品种投资价值抬高，因此上市公司便能引发入市积极性，这对稳定股价有所帮助。再者，从此类高派现中隐隐约约透露出海外市场并购行为中"财务买家"的影子。在海外市场并购中，"财务买家"往往看中上市公司的优厚的未分配利润，从而大举购入股票从而进入公司董事会，在公司分配决策上施加影响力，进而获得丰厚回报。有的买家在分配完公司所有未分配利润后再将公司进行重组。但在目前中国的市场环境下，财务买家在市场中尚不多见，上市公司大股东往往在分配、融资方面具有重要的影响力。

调查地点 3：中银万国证券上海洛川东路营业部

观点：公司持续盈利能力

投资者岑先生：在实施高派现之后，上市公司持续盈利能力是存在一定疑问的。首先，在一般情况下，上市公司大规模派现之后，公司净资产将会下降。假设公司以后还能保持 2002 年的净资产收益率水平，由于公司净资产降低了，公司净利润也将下降。其次，分配意图有待观察。简单来说，2002 年西宁特钢净资产收益率约 9%，这也就是说：每投入公司 1 元钱，将产生 9 分钱效益。现在公司将未分配利润几乎一次性分完，这有几种可能：一种是，公司方面发现未来每投入公司 1 元钱将不能产生 9 分钱的效益，因而将利润分掉。另一种是，公司主要股东已经找到高于目前投资回报的渠道，即在新的投资渠道中，每投入 1 元钱将产生比 9 分钱要高的效配利润分掉。不过，换种角度说，如果公司未来前景确实堪忧，公司股东当然希望将留存在公司的未分配利润部分完全分配而获得回报，而公司高派现行为也反映出公司方面对股东负责的态度。

调查地点 4：金信证券上海宜山路营业部

观点：上市公司信息不对称现象应该引起关注

小股民：西宁特钢高派现对目前股价上涨有明显的支持作用，毕竟现在银行存款、国债年收益率不是很高。同时，对被"套"其中的股民来说，也有了"解套"的机会。从市场热点看，低价大盘股较被看好，此时推

该股的参与价值比较高。受到西宁特钢影响，市场中的一些钢铁股等低价大盘股也有积极表现，说明市场还是看好此类消息的。事实上，在该公司年报公布后即买进该股的投资者，已经获得了不少的收益。此次公司高派现较为突然，而之前公司股价走势没有特别表现，可见该利多消息未被提前消化。作为普通投资者来说，当然希望上市公司信息能够透明而不被提前泄露，使得追高买入的普通投资者受到损害。不过，上市公司高派现之后的再融资行为还是令人担心的。所谓"一朝被蛇咬，十年怕草绳"，在复杂变化的证券市场中多留个心眼应该没错，但对正面消息应该作出积极反应。

大户室张女士：上市公司信息披露十分重要。如果原本说不分配的公司一下子将未分配利润几乎完全分完，这肯定会使投资者产生不必要的联想。而如果信息不对称的现象不得到解决，市场心态的恢复就有一定难度。而由于上市公司信息太滞后，导致一般的投资者对一些显而易见的投资机会视而不见，甚至对信息的可信度产生怀疑。

大户室刘先生：现在人们关心的并不是西宁特钢高派现本身，而是其高派现的背后是否存在信息不对称的问题。上市公司高派现，对公司大股东来说是极为有利的，但此类消息公布较为突然。而公司此前公告称，出于未来发展等因素考虑，公司需要再融资而且不派现，这与现在的高比例派现预案之间形成明显反差，因而普通投资者也只能用短线眼光

漫画 许青天 作

市场人士访谈

世基投资陈宪：

公司关注派现是种进步

西宁特钢高派现所引起的众多思考应该从两方面来看。一方面，上市公司进行高派现是件好事，这对提高整个证券市场的投资价值有所帮助。上市公司高派现对市场参与者的盈利模式也会潜移默化地产生影响。近年来，大盘股公司纷纷采取现金分红的方式，使得立足于投资红方案，至少给了市场这样的启示：首先，现金分红成为时尚是市场投资理念发生转变的必然结果。随着市场的不断规范和发展，上市公司投资价值对股价的影响作用越来越大，现金分红正在成为投资者获得股票收益的组成部分。其次，机构投资者盈利模式的转变推动现金分红。以证券公司为代表的证券机构，从原来的主要以股票自营、股票发行和股票经纪业务为利润来源的盈利模东西宁特殊钢集团有限责任公司每股持股成本将下降为 0.5092 元，而流通股东每股持股成本将下降至 2.9977 元。上述计算未考虑所得税因素。实际上，流通股东的持股成本要比上述计算更高。由于投资成本的差异，未流通股东的投资回报率当是流通股东的若干倍。目前提出的分配方案，可以使控股股东获取很高的投资收益率。

西宁特钢高现金分配方案的提出，似乎有些使人感

值的盈利模式在一定程度得到强化。从这层意义上讲，上市公司关注派现是进步。另一方面，从西宁特钢各类公告来看，公司高派现未必是真正的股东回报意识，而且不能排除此举是迎合大股东的需求。不过，从另一种角度看，上市公司此次高派现举动，是在现有的"游戏规则"之下产生，这应该引起我们更多的思考。

安证券封树标：

高派现影响机构盈利模式

上市公司高派现将对目前市场的机构盈利模式产生一定影响。在集中投资盈利模式盛行的时候，机构投资者一般喜欢上市公司送股转增，但在目前的市场环境下，一些公司股票已经产生明显的投资机会，此时上市公司将推出可观的派现预案，市场盈利机会就进一步提高了。不过，西宁特钢高派现行为还是值得思考的。一般情况下，上市公司将未分配利润基本分完，这不仅将影响公司的盈利能力，还将降低公司股票的复合收益率。从目前资料分析，此次西宁特钢高派现可能体现了大股东的意志。

国泰君安瞿永祥：

派现成为时尚是投资理念转变的结果

西宁特钢高比例现金分式，逐渐转化成包括持股获得红利等内在的多元化盈利模式。出于股票自营、股票发行包销等原因，机构成为大股东已经习以为常，在难以兑现的情况下，多分得红利是摆脱困境的手段之一。如果为配合二级市场，在低价位推出有吸引力的现金分红方案也合情合理。第三，大股东意志左右公司的发展前景。大股东为了套现、出让股权等目的往往会实施大比例的现金分红方案。第四，投资者应该冷静对待各种各样的现金分红方案。

西南证券周到：

不同股东的收益率值得关注

现金分红目前已经成为上市公司利润分配中的最主要形式。从截至2月19日已公布2002年年度报告的97家公司情况看，有70家公司提出了向股东分配的方案。这70家公司全部提出了现金分红方案。其中，有5家公司同时提出送股方案。对于公积金转增股本，因不属于利润分配，兹不讨论。这表明，通过现金分红形式回报投资者，已基本成为上市公司的共识。西宁特钢也不例外。

同一分配方案，对不同的投资者会产生不同的影响。就西宁特钢而言，流通股东与未流通股东的投资成本差异也是很明显的。如果2002年每股派现0.52元，未流通股到突然。这个分配预案使得当前的二级市场投资者产生了极高的收益率，并由此影响股价。即使经过这两天的大幅上涨，西宁特钢目前的年收益率在上市证券中依旧名列前茅。

但如果上市公司由于分配方案出人意料而引起股价大的变动，也会给市场增加风险。

亚洲证券曾志华：

高派现能否使流通股东利益最大化

近年来，派现作为分红形式在我国证券市场得到了认同。投资大师巴菲特在选择公司时有一个基本的判断标准，就是：每股留存1美元的利润必须使公司的市场价值增值大于1美元。对于西宁特钢来说，如果其净资产收益率能保持2001年和2002年的平均水平，即在8%左右，那么0.52元的净资产可使公司业绩提升0.04元。按20倍市盈率计算，可使流通股股价提高0.8元。而如果分配给投资者，扣税后其实际所得仅为0.42元。在目前的投资环境下，一年的时间投资者是不可能将0.42元增值到0.80元的。对于广大的流通股股东来说，由于分红还要除息，投资收益直接从分红中得到的可以说微乎其微，而更重要的是从股价上涨中能得到多少资本的增值。

一旦在利好方面有"风吹草动"，有待观察

益，因此他们希望公司将未分

出高比例派现这类利好消息，看待此类公司。

·还有话说·

市场更需要股本扩张

高山

截至本周三，沪深两市共有95家公司公布了年报，其中公布现金分红方案的就有73家。有10家公司每股派现金额超过0.3元，西宁特钢的每股派现额更是达到0.52元。从这个趋势看，今年现金分红可能会形成潮流。

上市公司能够掏出白花花的银子分给投资者，这显然是件好事。相比原先的一毛不拔，如果今年能够涌现出一批高派现的公司，则必将极大地提升证券市场的投资价值。公布分红方案后，西宁特钢股价连续大幅上扬，就是最好的例证。

但值得投资者注意的是，在上市公司热衷现金分红的同时，原先常见的股本送转方案却难觅踪影。据不完全统计，目前提出送股方案的上市公司还不足10家。高派现的公司是不断涌现，而高派送的公司却是凤毛麟角。分红大有取代股本扩张之意。

如果分红真的成为主流，对于目前市场的投资理念将会产生深刻的影响。事实上，国内证券市场存在同股不同价的怪圈，流通股股东成本要远远高于非流通股股东。不同价的股东享受同样的股权，这可能会导致市场价值中枢的下移，同时也封杀了股价的上涨空间。

这个价值调整迹象近期已初现端倪。在分红消息的刺激下，低价股目前显得特别活跃，而流通股股东持股成本相对较高的中高价股则表现显得相对呆板。这个现象导致了当前市场热点频出，但生命期极短。毕竟如果没有中高价股的走强，低价股的活跃也可能是昙花一现。

除了市场因素外，分红的增多，送股的减少还会向投资者传递这样一个信息：上市公司实行高派现，固然是其自身实力的体现，但另一方面也表明其对未来持续发展信心不足，担心业绩的增长跟不上股本规模的扩张。这个担心很大程度上将会影响投资者的持股信心。

从海外股市的经验看，如果一家公司持续分红而不实行送转股方案，那么这家公司的股价表现多数是十分平平的。这是因为股市投资者更多地是看好公司发展的前景，而不是更多的关注公司已有的盈利能力。当公司让投资者失去想象空间的时候，市场也就失去了上涨动力，那么市场表现的一般也就自然在情理之中。

成熟市场尚且如此，注重投机收益的新兴市场就更为明显。况且在股权结构尚不合理的国内市场，分红更多的可能动机是大股东借机套现。西宁特钢这厢刚刚宣布分出约3亿元，那边又有4.9亿元的融资方案。这样的分红最终究竟能让流通股股东享受到多少好处呢？

市场应该是多元的，步入成熟稳定期的公司可以多分些红利，而处于发展上升期的公司不妨多送些红股。作为新兴市场，作为投资成本极高的市场，国内证券市场的流通股东现在更需要红股。因为相对非流通股东而言，他们的持股成本实在是太高了。

资料链接

高派现公司知多少

截至2月19日，在沪深两市已经公布2002年度报告的近百家A股上市公司中，派现金额为每10股派2元以上的已经达到了23家之多，约占已披露年报上市公司的23%。其中，有5家公司派现金额达到每10股派4元，有两家公司派现金额达到每10股派5元。

已经公布高派现方案的公司呈现出向某些热点行业集中的势头，尤其是金属冶炼加工、石化和能源等行业景气的迅速上升在今年上市公司高派现中得以充分体现。

目前已公布高派现方案的上市公司绝大部分为国有控股上市公司，且国有股权比重较高。在23家公司中，国有控股股东股权比重超过50%的为15家。与此同时，在2002年因为高派现而成为市场关注焦点的民营上市公司目前看来却保持了低调。已经公布年报的新希望2001年中期曾推出10派2元的分配方案，但这次却不分配。

在23家公司中，有两家高派现的公司2002年刚刚增发了新股，分别是云铝股份和双汇发展。部分高派现公司同时还有融资计划在进行之中。在23家公司中，除西宁特钢外，峨眉山A、南方汇通、欧亚集团和云维股份等四家公司都已经公布了10配3的配股计划。

从近几年的情况来看，如果我们把10送转5以上算作高比例送转的话，1999年，进行高比例分配的上市公司有114家，占全部上市公司的11.72%；2000年为122家，占10.34%；2001年尽管上市公司的总数比1999年和2000年多，但高比例分配的上市公司的绝对数量却出现了下降，只有80家，占全部上市公司的6.82%。由此可见，近几年上市公司高分配比例呈下降的趋势，进一步分析看，还有以下四个特点：一是高分配比例与上市公司整体业绩成正向关系；二是现金分红的上市公司越来越多；三是上市公司高分配政策缺乏持续性；四是高送转政策与上市公司股价的波动相关性较大。有关的研究表明，在我国实施高分配方案的上市公司股价在消息宣布前后波动幅度大出很多。这种现象助长了投资者的投机行为，不利于树立正确的投资理念。

（王波 徐效鸿）

代码：A股600663 B股900932 股票简称：陆家嘴 编号：临2003-001

上海陆家嘴金融贸易区开发股份有限公司 二00三年第一次临时董事会决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假、误导性陈述或重大遗漏负连带责任。

上海陆家嘴金融贸易区开发股份有限公司于2003年2月18日召开二00三年第一次临时董事会会议，会议以书面议案送达方式进行表决。公司共有董事7名，其中内部关联董事4名，独立董事2名，外部董事1名，为保证董事会决议的有效性，关联董事未回避事项表决，但关联董事对第二项议案做出如下的声明：站在全体股东利益的立场上参加本次关联交易表决，保证关联交易不损害公司及全体股东的利益。与会董事经审议一致同意通过下述决议事项：

1、关于投资天宇网络通信集团有限公司的议案

具体内容见对外投资公告。

2、关于同意投资组建陆家嘴金张开发有限公司的议案

陆家嘴金张开发有限公司主要负责金张地区的统一规划和开发，注册资本2亿元，其中上海陆家嘴集团有限公司出资6000万元，占注册资本的30%；上海陆家嘴金融贸易区开发股份有限公司出资6000万元，占注册资本的30%；上海浦东土地发展控股有限公司出资8000万元，占注册资本的40%。由于本投资系关联交易，待有关协议正式签署后，公司将及时依照关联交易的要求进行信息披露。

特此公告。

上海陆家嘴金融贸易区开发股份有限公司董事会

二00三年二月十八日

股票代码：A股600663 B股900932 股票简称：陆家嘴 编号：临2003-002

上海陆家嘴金融贸易区开发股份有限公司 对外投资公告

一、对外投资概述

本公司准备在2003年2月20日与天宇网络通信集团有限公司签署新增注册资本认购股份协议，本公司拟出资人民币7050万元，占注册资本的47%，本公司控股（占股权比例的90%）的上海浦东陆家嘴软件产业发展有限公司拟出资450万元，占注册资本的3%。本次交易不构成关联交易。

公司二00三年第一次临时董事会以议案送达方式进行表决，公司7名董事一致审议通过了该项投资议案。

二、投资协议主体介绍

1、投资协议主体方名称：天宇网络通信集团有限公司

2、住所：上海市峨山路91弄98号，

3、注册资本：5000万元

4、法定代表人：陈明远

5、企业类型：有限责任公司；

6、经营范围：VSAT通信业务；计算机信息网络国际联网业务，呼叫中心信息服务业务；互联网信息服务；寻呼服务；通信设备开发及研制；承揽通信工程及网络配套施工服务；为施工工程提供技术咨询、服务；国家放开经营的电信业务；通信器材的批发、零售；通信设备和通信器材维修服务；自有房屋租赁，柜台租赁（仅限分支机构）。

三、投资标的基本情况

天宇网络通信集团有限公司成立于2000年10月，是以经营无线通信业务为主的具有独立企业法人资格的通信企业。原主要股东方为河北省宏大通讯有限公司出资3412.5万元，占股权比例的68.25%；河北天宇通信器材有限公司出资1337.5万元，占股权比例的26.75%；北京数讯联通信科技有限公司出资250万元，占股权比例5%。

为进一步适应市场对无线数据通信发展的需求，天宇网络通信集团有限公司拟实施增资扩股，增资后的天宇网络通信集团公司注册资本为人民币1.5亿元。增资完成后主要股东的股权结构为上海陆家嘴金融贸易区开发股份有限公司出资7050万元，占注册资本的47%，上海浦东陆家嘴软件产业发展有限公司出资450万元，占注册资本的3%，河北宏大通讯有限公司出资5118.75万元，占注册资本的34.125%，河北天宇通信技术有限公司出资2006.25万元，占注册资本的13.375%，北京数讯联通信科技有限公司出资375万元，占注册资本的2.5%。

四、对外投资协议的主要内容

1、增资扩股中的新增注册资本由二部分组成，一是原公司资本公积金转增注册资本人民币2500万元，由原股东三方依照原有出资的股权比例分摊享有；二是认购新增注册资本7500万元，主要由新入驻的两家股东上海陆家嘴金融贸易区开发股份有限公司及该公司控股的上海浦东陆家嘴软件产业发展有限公司以现金方式进行认购，原股东三方同意放弃此次增资扩股中除转增资本部分以外的人民币7500万元新增股份的优先认购权，上述款项应在协议签署后15个工作日内足额支付上述股份认购款。

2、天宇网络通信集团有限公司已聘请有资质的评估机构对其拥有资产进行了评估，2002年11月30日，经上海财瑞资产评估有限公司评估天宇网络通信集团有限公司的资产评估价值约为3.507亿元，负债评估价值约为2.463亿元，净资产评估值约为1.044亿元，上述评估结果已获得本公司的认可。

3、增资扩股后，各方股东将改组董事会，设立新的监事会，并相应地修改原有公司章程。

4、新公司在完成增资扩股的基础上，为进一步推动企业成为市场竞争的主体，拟经向有关部门核准，依法变更为由上述五家股东作为发起人成立天宇网络通信集团股份有限公司。

五、投资的目的及对本公司的影响

为适应国家信息化建设的需要，公司在做大做强房地产主业的同时，按照适度多元化发展的长远规划，继续积极参与高科技项目的开发，为公司未来的稳健可持续发展创造条件。

六、备查文件

1、认购股份协议

2、资产评估报告书

3、放弃优先认购股权承诺函

4、董事会决议

上海陆家嘴金融贸易区开发股份有限公司董事会

二00三年二月十八日

上证联合研究计划“法制系列”课题

证券交易所市场监管往何处去

北京大学光华管理学院—上海证券有限责任公司课题组

课题主持人
北京大学光华管理学院 郑顺炎
课题协调人
上海证券交易所 卢文道
课题研究员
陈洁 胡经生 曹丰
丁成 林琳

一、证券交易所的法律定位及其市场监管行为的可诉性

1、证券交易所的法律定位

证券交易所在证券市场活动中扮演的角色极具特殊性:它既是一个集中交易的场所,又是由众多证券从业机构组成的市场中介组织;它既是市场运营组织,又是市场监管机构;既是具体监管上市企业、证券商和市场交易行为的一线监管机构,又是受政府管理机构监管的主要对象。这些特殊性使得证券交易所同时具备监管者和被监管者的双重性质和职能,居于承上启下的市场中枢地位。

作为被监管对象的交易所,其特征主要体现在两个方面:一是交易所的设立要受到监管;二是交易所的自律管理活动要受到监督。作为市场监管者的交易所,其法律特征是最重要的市场自律监管机构。人们用“一线监管机构”来形容交易所。“一线监管”强调的是交易所的市场前沿地位,“自律监管”则是强调监管的法律性质。

在交易所行使市场监管职责时,其权力来源既有通过国家法律设定、政府管理机构委托授权,也有通过成员一致同意而获得。这三类不同来源的权力并不是简单的并列关系,实际上它们之间具有融合趋势。一方面,交易所的章程和规则可以通过事先的备案或批准来获取官方的认可和支持,从而获得对其成员及市场的法定强制力和约束力。另一方面,

证券交易所作为市场组织者,直接面对各市场参与者。当市场出现异常情况,市场参与者之间有可能将矛盾焦点转向证券交易所,从而使交易所面临诉讼的局面。因此,有必要在法律层面上探讨证券交易所市场监管行为的可诉性问题。

无论是在英美法系国家还是在大陆法系国家,对交易所提起的诉讼都比较罕见,即使提起诉讼,能够胜诉的更是凤毛麟角。造成这种状况的原因是多方面的,除了交易所自身严谨行事外,交易所设置的诉讼阻隔机制也起了重大作用。交易所设置的诉讼阻隔机制主要通过交易所与市场主体之间的合同方式实现的,这种阻隔机制在某些国家甚至得到了法律的支持。

交易所作为一线监管机构,必须快速、高效行事,不必要的诉讼必然阻碍交易所对证券市场及时、灵活的自律管理。基于这种认识,境外成熟的市场通过各种形式限制交易所成为被告的机会。境外交易所减少成为被告机会的努力主要有两种途径:第一种途径是以法定程序限制对交易所的直接起诉,主要是通过法定复议程序和法定仲裁程序加以限制。第二种途径是以协议方式限制诉讼活动,主要通过交易所规则或者仲裁协议加以限制。证券市场纠纷的专业性、技术性强,通过让有关专门机构处理此类纠纷,或把专门机构的处理作为诉讼的必经程序,既能够使相当多的纠纷在诉讼外及时、妥善解决,又能节约有限的司法资源。所以,对交易所监管市场行为的可诉性予以限制,这种主张有其合理可行之处。

在讨论证券交易所市场监管行为是否可诉时,交易所是否具有行政诉讼被告资格的问题值得探讨。考察我国《证券法》规定的证券交易所监管市场的职能,可以发现,法律赋予交易所行使的监管职能大都需要经过国务院证券监督管理机构批准或者根据其制定的具体办法执行。交易所的监管规则通过政府的批准、备案、批转、批复后发布,根据这些规定进行的管理行为是否应当受到行政法的调整,即市场参与者是否可以据此对交

来说多以社会为中心,虽然交易所具有公共管理职能,但这并不意味着交易所始终与政府处于同一立场来对市场参与者进行管理,交易所更多地是作为政府体系之外的组织而存在的。交易所与政府监管机构的关系在某种程度上体现为一种斗争模式。美国 NYSE 与 SEC 数十年来“恩怨纠缠”的监管权力之争对此作了最好的注脚。从美国 SEC 与 NYSE 的关系演变看市场监管模式的变迁,启示有二:

1、证券市场监管模式应当置于各地具体的社会经济环境中考察

在不同证券市场监管模式的背后,蕴含着促成其制度形成及变迁的不同的社会经济原因。各地的政治、经济、文化、法律等诸因素,为其证券市场监管制度的成长和完善提供了土壤。

美国的集中立法型管理体制是在 20 世纪 30 年代金融大危机后才确立的。金融崩溃的惨痛教训使得政府主动、积极地介入证券市场的管理。而且,美国政府机构和法律机关没有多少传统的包袱,因而思想更为开放,这也是美国能够迅速建立起强有力的政府管制机构的重要原因。英国是工业革命的发祥地之一,市场自律原则融入并成为英国精神的一部分。反映在证券市场监管体制上,就是要求“市场自治”。其结果就是自律监管在整个市场监管架构中处于突出地位。我国香港证券市场经过不

式的差异性,最终取决于各自不同的市场特点。其市场特点归根到底与该地区特定的经济发展水平、证券市场与证券业的成熟程度及规模水平,乃至政治制度、文化传统和历史积淀密切相关。即使具有共同自治传统的西方国家,其证券市场监管模式也大相径庭,而且在不同发展阶段呈现不同的特点。对于深受计划经济和传统思想影响的中国来讲,不能追求一种僵化固定的监管模式或者生搬硬套国外的经验。

2、交易所监管功能的现实表现对市场监管模式演变有巨大影响

交易所市场监管职能的变化与交易所自身职能的发挥具有密切的联系。美国 SEC 与 NYSE 之间关于监管权力分配的演变过程说明,即使在自律组织功能比较发达的市场,一旦自律组织的功能出现偏差,无论是立法者还是行政监管部门,其首要的措施就是要加强对交易所各方面的控制和监督。日本出现山一证券公司贷款事件后,于 1967 年改变了以前一直从会员选举东京证券交易所理事长的做法,而是改为由有大藏省背景的官员担任。从此,这一原则延续至今。从历史上看,证券市场每出现一个大的事件或者发生大的危机,对交易所的控制就愈趋严格。

成功地实施自律监管的关键,取决于市场的成熟度和市场所处的监管环境。一旦自律监管组织有良好的记录证明它能

证券交易所是进行证券交易的场所。其最基本的功能有两个:一是提供交易市场;二是维护市场秩序。从这两个基本功能出发,全球各证券交易市场演绎出形形色色的交易所形态,有会员制的,有公司制的,有非营利性的,有营利性的。不同的交易所形态,折射出各地的历史、文化、政治、经济等情况。不同的组织形态和法律地位,不仅导致各地证券交易所运营理念的差异,而且对交易所监管市场职能的发挥具有重大影响。全球证券市场目前大致有三种监管模式:政府主导型管理模式、自律性管理模式和结合型管理模式。在不同模式下,政府与市场在持续博弈中不断地调整角色。研究证券交易所的市场监管职能,必定离不开其与政府和市场的关系问题。

所与证券主管机关的管理关系正在持续演化中,并没有一套绝佳模式可适用在所有的国家。目前各地适用的运作机制,都是交易所与其主管机关共同协商职责分工的情形。其关系必须随着环境变化及全球发展而重新检讨以确保最适当的机制。

三、我国证券交易所的监管职能

从我国《证券法》和《证券交易所管理办法》的相关条款(如《证券法》第 96、98 条)内容来看,我国证券交易所基本符合会员制的特征,但它们中的另外一些条款似乎又与会员制相左。更为突出的是,在《证券法》上,证券交易所没有被明确为自律性管理组织,在法律地位上缺乏独立性。理所当然,其被赋予的监管权限十分有限,一方面,其应有的组织、管理市场权力没有到位,另一方面,其承担着现有监管框架下行政监管的部分延伸职能,导致不同层面的监管职能有的重叠、有的缺位,市场监管以政府为主导,过多依赖行政监管。究其原因,主要有以下几方面:

*1、沪深交易所制度演变属于政府主导下的强制性制度变迁。*我国股市的发展是与整个国家转轨经济的大背景紧密联系在一起的。我国在从计划经济向社会主义市场经济的转轨进程中,采取的是一种政府主导下的渐进式改革,与之相适应,证券市场的发展也遵循了这样一条路径,即政府推动下的渐进式的改革与制度变迁。作为证券市场核心的证券交易所的发展历程当然也不例外。分析交易所的发展过程可以发现,我国证券交易所的建立,是典型的政府主导下的强制性制度变迁,因此,交易所的自律监管职能先天不足。

*2、早期证券市场的功能定位更主要是为国企改革服务。*1997 年证券市场发展被纳入国家整体经济规划。我国证券市场的功能基本上是作为一种融资渠道来定位的,主要是为国企改革服务,这一功能是我国证券市场所特有。为保证国有企业优先利用上市资源,政府强化自身的行

市崩盘、对国民经济造成巨大冲击时才入市干预,这符合发展中国家和新兴市场经济国家发挥“后发优势”的规律。

四、我国证券交易所监管职能的未来模式

加入 WTO 之后,我国经济融入世界经济体系的进程正在加快。我国证券交易所为适应全球经济、金融一体化的发展趋势,其组织与监管职能也必然要发生相应的变化。我们认为,我国证券交易所监管市场职能的未来发展原则应是在借鉴西方发达国家证券交易所监管市场职能变革的基础上,结合中国转轨经济的现实国情,实现证券交易所的自律监管与政府行政监管的有机融合,并最终形成交易所自律监管与政府行政监管并重的格局。当然,国际经济形势、国际证券交易所的发展规律以及我国国内转轨经济的一系列宏观、微观背景决定了我国证券交易所市场监管职能的转变只能采取渐进之路。我们认为,证券交易所监管职能的模式设计,应从以下两个方面着手进行:

*首先,合理分配证券交易所、证监会、证券业协会之间的职权。*在证监会与交易所之间,需要修订相关的法律条文,明确规定交易所应负的自律管理职责;同时借鉴国外或我国香港的成功做法,对一些法律法规无法约束的地方,以签订《谅解备忘录》的形式加以规范,以此来协调证监会与交易所之间的关系。此外,明确证券交易所与中国证券业协会之间的分工与协作也非常必要。就会员监管而言,交易所应将监管重点放在会员与证券交易密切相关的业务的监管上,包括管理会员资格和交易席位使用,监控会员的自营业务、经纪业务的规范性、经营状况和财务的风险性、技术设施和手段的安全性等。

*其次,完善证券交易所的自律监管,改善政府的行政监管,做到自律监管与政府监管并重,逐步形成多层次的证券监管体系。*就交易所的自律监管而言,我国证券交易所自律模式的选择,我们认为应从

广告刊登热线:13817682124 朱
广东证券
连续八年全国二
市场代理前十
www.stock2000.com
中国专业证券网
★满五万市值送
庭大户室、免信
费。
★只交信息费,
取传讯王股票机
★年费炒股(一
收取年费,只收
管费、经手费)。
★赠送宽带网,
小时网上交易、
话委托。
★国(企)债回购

则的内容，或者将其决定建立在这些规定的基础上。

交易所监管职责具有如下法律特征：首先，证券交易所对证券市场的监管本质上属于一种自律性管理。从历史上看，在政府实施监管之前，许多交易所就已经开始运作并长期存在。交易所的自律性管理，在政府没有介入市场监管时，是长期以来维持市场正常运行的基础。其次，证券交易所的自律性管理具有契约性。证券交易所与交易所会员、上市公司之间的基础性关系为契约关系。交易所与其会员的关系由交易所章程调整，章程也带有明显的契约属性。再次，交易所的监管职责实质上具有强制性。交易所自律管理的强制性具体表现在会员一旦违反自律规则，将受到自律组织章程及规则的制裁。此外，交易所在行使法律、法规所授予的行政职能时，基于市场组织者的便利地位，其强制性是不言而喻的。

2、证券交易所市场监管行为的可诉性问题

诉讼的问题。我们认为，由于最终规则制订和颁布机构是交易所而不是有关行政机关，所以，这些规则并非行政立法，交易所据此进行的管理行为不构成行政行为，不应当受到行政法的调整。但是，为了保障市场各参与者的合法权益，在排除证券交易所自律管理行为的司法管辖的同时，应当设计正当程序。其中，建立和完善纪律处分制度，合理设计交易所市场管理行为的内部程序十分重要。

二、政府监管与交易所监管的关系模式

证券市场中政府监管与交易所监管的关系模式，与促使其形成发展的特定历史环境和制度理念密切相关。从世界主要证券市场的模式来看，尽管西方国家有着共同的自治传统，但不同证券市场的交易所与政府监管部门之间的关系模式还是大有区别的。像日本这样以政府为中心的大陆法系，交易所更多地被当作政府的组成部分或延伸机构对待。而英美国家相对

管理有机结合的监管模式。香港证监会与交易所经过三年的"会所之争"，双方通过谅解备忘录的形式，确立了双方的职能、角色以及相互间的协调与配合，形成了政府管理和自律管理并重的双层监管体系。

目前，多数人认为，证券监管体制最为突出的发展趋势是，政府主导型的监管模式得到不断发展，包括注重自律主导型的监管模式也正在向其转变。这种趋势集中体现在三个方面：一是美国继续强化政府主导地位；二是绝大多数新兴市场采用了政府主导型的监管模式；第三，像英国、中国香港这样的市场，也出现向政府主导型监管模式的转变趋势。

笔者以为，虽然不同证券监管模式呈现出日益融合的趋势，但是，市场制度的发展具有很强的路径依赖特征。美国集中监管体制被广为借鉴，但该制度在大多数国家的表现并不成功。即使英国、我国香港实施一体化的监管，也仍然没有摆脱自律监管的基石。客观而言，在国际上并没有最佳的实践。世界各地证券市场监管模

管机构和市场参与者将授予更多的职责给自律监管组织，这个过程需要自律监管组织付出大量的努力，愿意并有能力承担这些新的监管责任。

综上可见，在任何地方的证券监管实践中，政府主导型的监管模式必然需要行业自律的有效辅助；自律主导型的监管模式同样离不开政府监管的最终支持。即使中间型的监管模式也无非是政府主导型和自律主导型监管的结合而已。因此，对于证券监管模式作出判断和选择的关键在于对政府监管和自律监管的关系进行合理定位。国际证监会组织(IOSCO)自律监管组织咨询委员会2000年的报告指出，政府法律应当明确划分法定监管者和自律监管组织的不同职责。毫无疑问，各项市场监管职能是可以细分的。当市场监管的职责被划分时，监管责任的清晰分配就非常重要。该委员会将监管职责的分配描述为金字塔结构。监管结构的第一层是市场中介机构，其上层次是市场当局，在金字塔的顶端是监管者。当前，全球交易

就成为必要。

3、我国股市不成熟需要政府干预。我国股市具有以下三方面特有的根本性缺陷：首先，法规体系不健全。法律法规往往落后于快速发展的股市。我国最早建立股票交易市场是在1986年，1990年正式成立交易所。直到1998年底，才出台《证券法》，而该法不少条文缺乏可操作性。其次，整个社会诚信体系的缺乏。由于中国传统文化中契约观念的缺乏，随着转轨经济过程中利益调整的剧烈变动，整个社会的诚信体系出现危机，在股市的表现尤为严重。第三，投资者相对不成熟。总体而言，我国股市中散户投资者占多数，个人投资者投机心理严重，跟庄成风，其投资理念需要提高。机构投资者数量虽然迅速增加，但其数量、质量有待于进一步提高。我国新兴股市存在的种种缺陷，客观上需要政府干预，以维持市场的正常运转。借鉴成熟市场经济国家股市发展历程中的经验教训，在股市发展初期就加以政府监管，而不是像欧美等国政府那样，直到股

以应从授权自律向法定自律过渡，是考虑到我国立法程序的特殊性而作出的选择。我国的立法程序相对繁杂，而证券市场的发展日新月异，为了规范证券市场的需要，有必要对交易所实行授权自律，以应对证券市场的快速变化。在时机相对成熟及某些自律监管职能相对固定之后，可考虑由授权自律向法定自律过渡，即由立法机构对交易所监管市场的某些自律职能以法规条文的形式明确下来，减少与政府监管职能的重叠。

关于政府的行政监管，则应主要体现在两方面，一是对交易所的自律监管进行监管，防止交易所因追求盈利或股东、会员的集团利益而损害社会公众利益；二是对交易所的自律监管无法覆盖到的领域进行监管。自律监管虽然具有一定的强制性，但是无法从根本上协调证券市场所有的利益冲突，尽管如此，也不能因此让政府的行政监管范围扩张到交易所自律监管的范围。在自律监管与政府监管之间，总体上应坚持自律监管与政府监管并重的原则。

资金安全、收益高。

★B股债券交易更大优惠，一级代理。

以上优惠开户起点低，无成交量要求，不收押金，佣金低廉。预约上门开户，代办股东帐户卡（登记结算公司授权），免费寄送对帐单，新股配售，银证转帐（工行、建行、招行）E-mail发送咨讯报告，更多优质服务。

南丹路158号(近宜山路)
64389654 64878977
清真路101号(近小木桥路)
64172222-601、610
江宁路838号(近玉佛寺)
62989730 62988988

诚聘

因业务发展，需聘理财顾问9名，提成优厚，从事过证券营销者优先。有意者函寄各营业部

杭州士兰微电子股份有限公司向二级市场投资者定价配售股票发行公告

主承销商：光大证券有限责任公司

重要提示

1、杭州士兰微电子股份有限公司（以下简称"士兰微"）的股票发行已获中国证券监督管理委员会证监发行字[2003]12号文核准。

2、本次"士兰微"股票发行由主承销商光大证券有限责任公司通过上海证券交易所和深圳证券交易所交易系统采用全部向二级市场投资者定价配售的方式进行。

3、沪市、深市二级市场投资者均可参加本次发行新股的配售，但其在2003年2月19日持有沪市或深市的已上市流通人民币普通股(A股)股票的收盘市值应不少于10,000元。申购时，投资者应分别使用其所持的沪市、深市上市流通股票市值。

4、市值计算依据：招股说明书摘要刊登当日(2003年2月19日)投资者持有沪市或深市已上市流通人民币普通股(A股)股票的收盘市值总和(包括可流通但暂时锁定的股份市值)。

5、本次定价发行并非上市，上市事项另行公告。

6、投资者务请特别注意有关本次股票发行申购程序、申购时间、发行对象、申购价格、申购数量和次数的限制以及认购量的确定。

7、本公告仅对本次发售"士兰微"2,600万股A股股票发行的有关事宜向社会公众作简要说明，投资者欲了解本次发行的一般情况，请仔细阅读刊登在2003年2月19日的《中国证券报》、《上海证券报》、《证券时报》、《证券日报》上的《杭州士兰微电子股份有限公司首次公开发行股票招股说明书摘要》。

8、投资者在做出认购"士兰微"股票的决定之前，请仔细阅读《杭州士兰微电子股份有限公司首次公开发行股票招股说明书》全文，并以全文作为投资决策的依据。《杭州士兰微电子股份有限公司首次公开发行股票招股说明书》全文及附注材料可到发行人或主承销商处查阅，也可在上海证券交易所网站(www.sse.com.cn)上查阅。

9、投资者不得非法利用他人帐户和资金进行申购，也不得违规融资或帮助他人违规融资申购。

10、本次配售简称"士兰配售"，沪市配售代码"737460"，深市配售代码"003460"。

定义

除非特别提示，为表述方便，本《发行公告》中下列词语定义如下：

士兰微/发行人：指杭州士兰微电子股份有限公司

光大证券/主承销商：指光大证券有限责任公司

上证所：指上海证券交易所

深交所：指深圳证券交易所

申购日/T日：指接受投资者报价申购的时间

有效申购：指申购量未超过投资者按其持有的上证所或深交所上市流通股票收盘市值确认的可申购数量(未超过申购规定的申购上限)的申购申请

本次发行：指士兰微在上证所和深交所向二级市场投资者配售发行人民币普通股(A股)2,600万股的行为

指定时间：指上证所和深交所的正常交易时间，即上午九时三十分至十一时三十分，下午一时至三时

元：指人民币元

一、发行基本情况

1、发行方式：士兰微本次2,600万股社会公众股(A股)全部采用向二级市场投资者定价配售的方式发行。

2、发行数量：士兰微本次境内上市人民币普通股(A股)的发行数量为2,600万股，每股面值为1.00元。

3、发行价格：本次发行价格为每股11.60元，发行市盈率为20倍(按2002年度净利润计算)。

4、发行地点：全国所有与上证所或深交所交易系统联网的各证券交易网点。

5、发行对象：于2003年2月19日持有上证所或深交所已上市流通人民币普通股(A股)股票(以下简称"流通股票")的收盘市值总和(包括可流通但暂时锁定的股份市值)不少于10,000元的投资者。沪市、深市二级市场投资者都可参加本次发行的申购。申购时，投资者分别使用其所持的沪市、深市的股票市值。

6、申购时间：2003年2月24日，在上证所和深交所正常交易时间(上午9:30–11:30，下午1:00–3:00)内进行。如遇重大突发事件或不可抗力因素影响本次发行，则按申购当日通知办理。

7、配售简称及代码：向二级市场投资者定价配售的简称为："士兰配售"，上证所的配售代码为："737460"；深交所的配售代码为："003460"。

8、配售缴款时间：2003年2月27日，中签的投资者缴纳认购新股款项。当中签投资者认购资金不足时，各证券交易网点将只对其资金能够认购的部分进行配售，余者视同放弃认购，由主承销商包销。

二、配售方法

本次发行采取全部向二级市场投资者定价配售的发行方式，通过上证所和深交所股票交易系统在指定的时间内向二级市场投资者定价配售发行。由主承销商作为唯一卖方，按确定的发行价格(11.60元/股)将2,600万股"士兰微"股票输入其在上证所的股票发行专户。符合配售申购条件的投资者可在指定时间内通过与上证所或深交所联网的各证券交易网点，以11.60元/股的价格和符合规定的申购数量进行申购委托。

投资者可在指定时间内，依据其持有的沪市流通股票市值，用其在上证所开立的股票账户向上证所申购；并可同时依据其持有的深市流通股票市值，用其在深交所开立的股票账户向深交所申购。

申购结束后，由上证所和深交所交易系统主机按二级市场投资者于2003年2月19日收盘实际持有的规定的股票市值情况和实际申购情况分别统计有效申购总量和有效申购户数，并根据有效申购总量和有效申购户数确认认购者及其所认购的股数，具体的确定办法是：

1、当有效申购总量小于本次股票发行量时，申购者按其实际有效申购量认购，认购不足部分由承销团包销；

2、当有效申购总量等于本次股票发行量时，申购者按其实际有效申购量认购；

3、当有效申购总量大于本次股票发行量时，由上证所及深交所交易系统主机自动按每1,000股有效申购确定为一个申购号，对有效申购进行连续配号，然后通过摇号确定中签号，每一个中签号可认购1,000股。

三、申购数量

1、向二级市场投资者定价配售时，由上证所和深交所分别按照投资者在招股说明书摘要刊登当日(2003年2月19日)持有的上证所或深交所流通股票的收盘市值确定其可申购数量。流通股票市值指按2003年2月19日登记在投资者股票账户内各已上市流通人民币普通股(A股)的数量乘以该日各股票收盘价的总和，包括已流通但被冻结的高级管理人员持股，以及战略投资者和一般法人通过配售方式认购的已流通但尚处于锁定期的新股；不包括证券投资基金、可转换公司债券、其他品种的流通证券及已发行未上市的新股、未流通的内部职工股、转配股、国家股、法人股等其他股份。

2、投资者每持有上证所或深交所流通股票市值10,000元限申购新股1,000股，申购新股的数量最低为1,000股，超过1,000股的，应为1,000股的整数倍，投资者持有流通股票市值不足10,000元的部分，不赋予申购权。

3、每一股票帐户申购股票的数量上限为26,000股。除证券投资基金持有的股票账户外，每一股票账户只能申购一次，超额申购和重复申购部分，上证所和深交所发行系统将自动删除，只保留有效申购部分。申购量超过按其持有的上证所或深交所上市流通股票市值确认的可申购数量部分为无效申购。

4、证券投资基金(包括开放式投资基金)可以其持有的沪深两市流通股票市值分别参与配售，基金持有的上证所股票账户可按26,000股的申购上限重复申购，持有的深交所股票账户只需按其所持市值上限一次性申购，但累计申购总额不得超过按规定可申购的总额。

5、在本次申购中，证券投资基金管理公司应按照相关法律法规及中国证监会有关规定执行，并自行承担相应的法律责任。

四、申购程序

1、投资者在按向二级市场投资者定价配售方式申购时无需事先缴纳申购款。

2、申购手续与在二级市场买入股票的方式相同，即：(1)申购者当面委托申购时，应填写好申购委托单的各项内容，持本人身份证或法人营业执照、股票帐户卡和资金帐户卡到申购者开户的与上证所或深交所联网的证券交易网点办理委托申购手续。柜台经办人员查验申购者交付的各项凭证，复核无误后即可接受申购委托。(2)申购者通过电话委托、互联网网上证券交易系统或自助终端进行委托时，应按各证券交易网点的规定办理申购委托手续。(3)持有沪市流通股票的投资者只能在与上证所联网的证券交易网点办理委托申购手续，并按上证所的配售代码进行申购；持有深市流通股票的投资者只能在与深交所联网的证券交易网点办理委托申购手续，并按深交所的配售代码进行申购。

五、配号与抽签

若有效申购数量大于本次向二级市场投资者配售数量时，采用摇号抽签方式配售，确定中签号码。

1、申购配号确认

2003年2月24日为申购日，上证所和深交所分别确认各自的有效申购，剔除无效申购，并对有效申购进行连续配号，每1,000股配一个申购号。配号结束后将配号记录传输给各证券交易网点。凡申购量超过按其持有的上证所或深交所流通股票市值确认的可申购数量(未超过规定的申购上限)，其超过可申购数量部分均为无效申购，将不予配号；未超过部分予以配号。凡申购量超过规定的申购上限的，均为无效申购。

2、公布中签率

2003年2月25日，各证券交易网点将配号结果公布于交易大厅显著位置。主承销商在中国证监会指定信息披露报刊上公布中签率。投资者到原委托申购的证券交易网点确认申购配号。本次向二级市场投资者定价配售数量为2,600万股，故应有26,000个中签号，则中签率=26,000/配号总数×100%。

根据中签率，在公证机构的监督下由主承销商和发行人负责组织摇号抽签，直至2,600万股中签完毕，并于当日通过上证所卫星网络将中签号码传输至各证券交易网点。

3、公布中签结果、确认认购股数

2003年2月26日，各证券交易网点在交易场所显著位置张贴中签结果公告。主承销商在中国证监会指定报刊上公布中签结果。申购者根据中签号码确认认购股数，每一个中签号码只能认购1,000股。

六、清算与交割

1、2003年2月27日，中签的投资者应确保资金账户中有足够的新股认购资金，认购新股应缴纳的股款15:00之前由证券交易网点直接从其资金账户中扣缴。若中签投资者认购资金不足时，各证券交易网点将只对其资金能够认购的部分进行配售，余者视同放弃认购。各证券交易网点应于15:00时前，将投资者放弃认购部分向上证所、深交所、中国证券登记结算有限责任公司上海分公司和深圳分公司申报。因投资者认购资金不足，不能认购的新股，由主承销商包销。中国证券登记结算有限责任公司上海分公司和深圳分公司根据中签结果及认购者缴款情况进行清算交割和股东登记。

2、2003年2月28日，新股认购股款在扣除发行手续费后集中由中国证券登记结算有限责任公司上海分公司划至主承销商在结算公司开设的清算备付金账户，然后主承销商再将募集资金划入发行人指定账户。

3、新股股权登记将由上证所、深交所交易系统主机在本次发行结束后自动完成，并由中国证券登记结算有限责任公司上海分公司以软盘形式交给主承销商和发行人。

七、发行的费用

1、本次向二级市场投资者定价配售发行只按规定收取委托手续费，不收取佣金、过户费和印花税等费用。

2、向二级市场投资者定价配售发行手续费，按实际成交金额的3.5‰提取，从募集资金中扣收，由主承销商委托中国证券登记结算有限责任公司上海分公司和深圳分公司按各参与向二级市场投资者定价配售发行的证券交易网点的实际认购量，将这笔费用按比例自动划转至各证券交易网点的账户。

八、发行人和主承销商

发行人：杭州士兰微电子股份有限公司
法定代表人：陈向东
地址：浙江省杭州市黄姑山路4号
联系人：陈向明
电话：(0571)88212980
传真：(0571)88212756

主承销商：光大证券有限责任公司
法定代表人：王明权
地址：四川省成都市文武路42号新时代广场25楼
联系人：余健
电话：(028)86622007
传真：(028)86512213

光大证券有限责任公司

2003年2月20日

2002 招商银行股份有限公司年度报告摘要

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。本年度报告摘要摘自年度报告全文，投资者欲了解详细内容，应阅读年度报告全文。

1.2 公司第五届董事会第十八次会议于 2003 年 4 月 16 日审议通过了公司《2002 年年度报告》及摘要。会议应到董事 19 名，实际到会董事 14 名，吴嘉启董事授权秦晓董事长、孙承铭董事授权傅育宁董事、魏家福董事授权孙月英董事、徐祖远董事授权王大雄董事行使表决权，傅俊元董事因公务未出席会议，公司 6 名监事列席了本次会议。

1.3 本公司年度财务会计报告已经毕马威华振会计师事务所和毕马威会计师事务所分别根据国内和国际审计准则审计，并出具了标准无保留意见审计报告。

1.4 本公司董事长秦晓、行长马蔚华、主管会计工作副行长陈伟及会计机构负责人郭荣丽，保证年度报告中财务报告的真实、完整。

§2 上市公司基本情况简介

2.1 基本情况简介

股票简称	招商银行
股票代码	600036
上市交易所	上海证券交易所
注册地址和办公地址	深圳市福田区深南大道7088号
邮政编码	518040
公司国际互联网网址	www.cmbchina.com
电子信箱	szs@oa.cmbchina.com

2.2 联系人和联系方式

	董事会秘书
姓名	邵作生
联系地址	深圳市福田区深南大道7088号
电话	0755-83198888
传真	0755-83195200
电子信箱	szs@oa.cmbchina.com

§3 会计数据和财务指标摘要

3.1 主要会计数据(境内审计数)

(单位:人民币千元)

	2002年	2001年（调整后）	本年比上年增减%	2000年（调整后）
主营业务收入	11,796,140	10,473,866	12.62%	8,607,246
利润总额	2,570,270	2,054,310	25.12%	1,104,712
净利润	1,734,270	1,375,310	26.10%	711,365
扣除非经常性损益的净利润	1,712,388	1,321,409	29.59%	671,335
	2002年	2001年（调整后）	本年末比上年末增减%	2000年（调整后）
总资产	371,659,912	266,331,405	39.55%	219,560,698
总负债	355,628,091	261,419,306	36.04%	216,023,901
股东权益（不含少数股东权益）	16,031,821	4,912,099	226.37%	3,536,795
经营活动产生的现金流量净额	33,996,272	21,910,949	55.16%	7,585,553

3.2 主要财务指标(境内审计数)

	2002年	2001年（调整后）	本年比上年增减%	2000年（调整后）
每股收益	0.30元	0.33元	-9.09%	0.17元
净资产收益率	10.82%	28.00%	-61.36%	20.11%
扣除非经常性损益的净利润为基础计算的净资产收益率	10.68%	26.90%	-60.30%	16.15%
每股经营活动产生的现金流量净额	5.96元	5.21元	14.2%	1.80元
	2002/12/31	2001/12/31	本年末比上年末增减%	2000/12/31
每股净资产	2.81元	1.17元	140.17%	0.84元
调整后的每股净资产	2.70元	0.99元	172.73%	0.66元

3.3 国内外会计准则差异

(单位:人民币千元)

	国内会计准则	境外会计准则
净利润	1,734,270	1,844,929
差异说明	根据国际财务报告准则，本公司的投资分类为持有以供出售投资和持有至到期日投资，持有以供出售投资均以公允值计量，所产生的未实现利润或损失直接计入当年损益；持有至到期日的债权投资，按摊余成本扣减减值损失后入账；投资收益按照权责发生制确认。而根据国内会计准则，本公司的投资分为短期投资和长期投资，短期投资在取得时以实际成本计价，期末短期投资以成本与市价孰低计价，按单项投资计算的市价低于成本的差额作为短期投资跌价准备计入利润表；处置短期投资时，按账面价值与实际取得价款的差额计入当期投资收益；长期债券投资取得时按实际成本计价，实际成本与债券票面价值的差额，作为溢价或折价，在债券存续期间内按直线法摊销；长期债券投资的利息收入按权责发生制原则确认。因此该项差异使国内报表净利润比国际报表低。	

§4 银行业务数据摘要

4.1 截止报告期末前三年补充财务数据

(单位:人民币千元)

项目	2002年		2001年	2000年
	境内审计数	境外审计数	境内审计数	境内审计数
总负债	355,628,091	[illegible]	261,419,306	216,023,901
存款总额	300,394,930	304,296,360	213,832,102	163,443,840
其中：长期存款	13,307,759	13,307,759	9,524,782	8,468,092
同业拆入总额	82,773	11,610,481	430,421	600,000
贷款总额	206,931,273	206,931,273	140,185,485	109,742,885
其中：短期贷款	[illegible]	[illegible]	[illegible]	[illegible]

4.3 分支机构情况

机构名称	营业地址	机构数	职员数	资产规模（百万元）
总行	深圳市深南大道7088号	1	1048	115,296
深圳管理部	深圳市深南中路2号	63	1887	45,984
武汉分行	武汉市汉口建设大道518号	17	730	13,045
广州分行	广州市天河区体育东路138号	20	675	12,209
长沙分行	长沙市芙蓉区蔡锷中路24号	8	197	2,762
郑州分行	郑州市纬五路66号	1	59	128
上海分行	上海市浦东陆家嘴东路161号	32	1077	32,506
南京分行	南京市汉中路1号	10	404	10,763
杭州分行	杭州市中山北路310号	11	398	7,882
济南分行	济南市历下区朝山街21号	9	225	7,749
青岛分行	青岛市市南区香港西路65号	7	232	4,681
南昌分行	南昌市八一大道162号	7	201	4,222
合肥分行	合肥市长江中路436号	3	120	2,651
福州分行	福州市鼓屏路60号	6	184	2,831
厦门分行	厦门市厦禾路862号	1	50	165
无锡分行	无锡市人民中路128号	7	124	3,659
苏州分行	苏州市三香路128号	5	96	2,038
宁波分行	宁波市中山东路81号	4	94	2,481
温州分行	温州市小南路国鼎大厦	4	85	1,749
北京分行	北京市复兴门内大街156号	25	948	36,248
天津分行	天津市河西区友谊北路56号	11	323	5,659
沈阳分行	沈阳市和平区纬十一路12号	15	738	15,667
大连分行	大连市中山区鲁迅路19号	8	291	4,206
哈尔滨分行	哈尔滨市南岗区东大直街168号	1	57	1,060
重庆分行	重庆市渝中区临江支路2号	14	413	7,891
成都分行	成都市青羊区中西顺城街9号	12	390	7,748
昆明分行	昆明市东风东路48号	3	120	2,906
西安分行	西安市和平路107号	12	458	9,413
兰州分行	兰州市城关区东岗西路505号	8	273	4,646
乌鲁木齐分行	乌鲁木齐市新华北路80号	3	133	2,197
香港分行	香港夏悫道12号	1	28	1,239
北京代表处	北京市建国门内大街8号	1	6	1
美国代表处	509MadisonAveune,Suite306, NewYork,NewYork10022,U.S.A	1	1	-
总计		331	12065	371,660

4.4 信贷资产"五级"分类及各级呆帐准备金的计提比例

(单位:人民币百万元)

	金额	占比	呆账准备金计提比例
正常类	190,302.03	91.96%	-
其中：贷款	145,266.69	-	1.6%
贴现	45,035.34	-	1%
关注类	4,230.68	2.04%	2%
次级类	4,522.08	2.18%	35%
可疑类	5,419.32	2.62%	66%
损失类	2,457.16	1.19%	100%
贷款总额	206,931.27	100%	-
注：根据以上标准，截止报告期末，呆账准备金余额总计68.2亿元人民币，其中：一般准备金余额26亿元人民币，专项准备金余额42.2亿元人民币。			

4.5 应收利息及其他应收款坏帐准备的计提情况

(单位:人民币千元)

项目	金额	损失准备金	计提方法
应收利息	719,616	------	个别认定
其他应收款	618,362	115,901	个别认定

4.6 前十名客户贷款额占贷款总额比例

报告期末，公司前十大客户贷款余额为 98.94 亿元，占期末贷款余额 4.78%。

4.7 贴息贷款情况

报告期内，公司没有发生贴息贷款。

4.8 主要贷款类别、平均余额及年均贷款利率

(单位:人民币百万元)

贷款平均利率（%）	4.8
各项自营贷款平均总额	168,833
其中：	
1.期限结构	
一年以下短期贷款	135,855
一年以上中长期贷款	23,294
逾期贷款（月平均余额）	9,684
2.方式结构	
保证贷款	75,673
抵押贷款	23,822
质押贷款（含贴现）	47,158
信用贷款	22,180

4.9 主要存款类别、平均余额及年均存款利率情况

类别	月平均余额（万元）	平均存款年利率
企业活期存款	9,351,733	0.75%
企业定期存款	4,698,906	2.04%
储蓄活期存款	4,651,712	0.58%
储蓄定期存款	4,906,745	1.87%
合计	23,609,096	1.21%

4.10 重组贷款年末余额及其中逾期部分余额

报告期内，公司不良贷款总量和不良贷款率双双下降。截至报告期末，五级分类不良贷款余额折人民币 123.98 亿元，比年初减少 19.78 亿元人民币，不良贷款率由年初的 10.25% 降为 5.99%。

采取的措施主要有：1、全面应用新的信贷信息管理系统，提高风险管理的电子化、网络化、自动化水平。2、对传统审贷机制实施改革，在设立支行信贷分析员、实行专业化审贷等方面进行改革，进一步提高审贷质量。3、根据新巴塞尔协议有关要求，启动建立内部风险评级体系。4、强化责任激励机制，改革不良贷款清收体制，通过对重点不良贷款集中和联动清收，大大提高了不良贷款的清收效率。5、加强信贷政策的研究，引导贷款投向优质行业，发展优质客户和优势业务。6、加强系统性贷款的风险控制。按照国家有关政策，加强了对房地产贷款的调控和风险管理。7、加强信贷督导检查，强化信贷基础管理，加大培训力度。

4.14 公司面临的各种风险及相应对策

报告期内，公司为有效防范和控制信用风险、市场风险、流动性风险、资金交易风险和技术风险等风险因素，公司采取了以下应对措施：继续深化风险管理体制改革，提高审贷质量和强化贷款行业组合管理；进一步明确了资产负债管理委员会的职能定位、组织架构、决策程序和议事规则；不断开发和完善资产负债管理和外币利率管理；全面改进考核指标体系，促进全行信贷资源的优化配置和弹性调控；创建以风险管理室为主体的资金交易风险控制框架体系，全面监控交易风险；创建多层次的投融资分析会商例会制度，提高了投资决策的规范性和科学性；初步建立全面、实时的债券业务交易与管理体系；实行值班经理制度、双机热备份技术和骨干网的全程冗余备份等技术，提高了系统的稳定性。

§5 股本变动及股东情况

5.1 股份变动情况表

(单位:股)

	本次变动前	本次变动增减 公开发行人民币普通股	本次变动后
一、未上市流通股份			
1、发起人股份	2,233,080,744		2,233,080,744
其中：			
国家持有股份	2,233,080,744		2,233,080,744
境内法人持有股份			
境外法人持有股份			
其它			
2、募集法人股份	1,973,737,286		1,973,737,286
3、内部职工股			
4、优先股或其它			
战略投资者		429,800,000	429,800,000
未上市流通股份合计	4,206,818,030	429,800,000	4,636,618,030
二、已上市流通股份			
1、人民币普通股		1,070,200,000	1,070,200,000
其中：			
社会公众股		600,000,000	600,000,000
A类一般法人投资者		282,753,595	282,753,595
B类一般法人投资者		133,791,005	133,791,005
C类一般法人投资者		53,655,400	53,655,400
2、境内上市的外资股			
3、境外上市的外资股			
4、其它			
已上市流通股份合计		1,070,200,000	1,070,200,000
三、股份总数	4,206,818,030	1,500,000,000	5,706,818,030

5.2 前十名股东持股表

报告期末股东总数	135,879户					
前十名股东持股情况						
股东名称	年度内增减	年末持股	比例（%）	股份类别	质押或冻结股份数量	股东性质
招商局轮船股份有限公司	0	1,024,651,109	17.95	未流通	0	国有
中国远洋运输（集团）总公司	0	491,344,193	8.61	未流通	0	国有
广州海运（集团）有限公司	0	325,140,920	5.70	未流通	0	国有
友联船厂有限公司	0	182,068,000	3.19	未流通	0	外资
上海汽车工业有限公司	0	144,101,090	2.53	未流通	0	国有
中国港湾建设（集团）总公司	0	112,142,056	1.97	未流通	0	国有
秦皇岛港务集团有限公司	0	101,189,750	1.77	未流通	0	国有
山东省交通开发投资公司	0	101,189,750	1.77	未流通	0	国有
广东省公路管理局	0	101,189,750	1.77	未流通	0	国有
中国海运（集团）总公司	0	101,189,750	1.77	未流通	0	国有
前十名股东关联关系或一致行动的说明	1.友联船厂有限公司是招商局轮船股份有限公司的全资子公司；2.广州海运（集团）有限公司是中国海运（集团）总公司的全资子公司；3.其余股东之间不存在关联关系或一致行动的情况。					
股权转让情况	报告期内，公司非流通法人股股东哈尔滨工业大学八达集团公司和湖北省物产总公司分别将其持有的本公司股份13,945,325股和3,375,325股转让给深圳市鼎腾投资发展有限公司。上述股权变更已办理过户手续。此外，公司非流通法人股股东中国海洋石油南海东部公司、中国海洋石油总公司分别将其持有的本公司股份88,376,272股和29,696,625股转让给中海石油投资控股有限公司，沈阳辽能投资股份有限公司将其持有的本公司股份3,375,325股转让给辽宁辽能实业有限公司，中国粮油食品进出口（集团）有限公司将其持有的本公司股份1,682,663股转让给明诚投资咨询有限公司，北京金诚综合投资公司将其持有的本公司股份1,472,663股转让给北京金达信资产经营公司；浙江省交通工程建设集团有限公司将其持有的本公司股份10,000,000股转让给浙江省交通投资集团有限公司。上述股权转让尚待有关部门批准。					

5.3 控股股东和实际控制人变更情况

□适用 □√不适用

本公司无控股股东和其他实际控制人。

§6.董事、监事和高级管理人员

6.1 董事、监事和高级管理人员持股变动

资产负债表

单位名称：招商银行股份有限公司 (单位：人民币千元)

资产	附注	2002年	2001年
流动资产			
现金	7	3,140,926	2,603,645
存放中央银行款项	8	40,313,774	26,265,223
存放同业和金融性公司款项	9	10,566,353	3,323,041
拆放同业	11	9,052,657	11,286,701
拆放金融性公司	12	787,050	364,668
短期贷款	13	113,808,940	84,127,783
进出口押汇	14	2,749,194	1,075,608
应收利息	15	719,616	1,053,018
其它应收款	16	618,362	787,964
减：坏账准备	17	-115,901	-192,721
其它应收款净额		502,461	595,243
贴现	18	45,035,338	28,767,027
短期投资	19	17,291,434	6,544,000
委托贷款	20	5,581,707	8,102,352
买入返售款项	21	2,810,288	7,297,850
一年内到期的长期债券投资	22	11,489,458	5,431,060
流动资产合计		263,849,196	186,837,219
长期资产			
中长期贷款	23	35,493,609	14,781,080
逾期贷款	24	1,266,011	1,639,408
呆滞贷款	25	8,114,918	9,300,542
呆账贷款	26	463,263	494,037
减：贷款损失准备	28	-6,820,000	-6,730,000
长期债券投资	29	60,240,488	50,595,456
长期股权投资	30	91,076	53,060
减：长期投资减值准备	31	-19,545	-18,194
长期投资净额		60,312,019	50,630,322
固定资产原价	32	6,330,118	6,200,532
减：累计折旧	32	-1,766,781	-1,344,059
固定资产净值	32	4,563,337	4,856,473
在建工程	33	201,107	220,155
长期资产合计		103,594,264	75,192,017
其它资产			
长期待摊费用	34	581,252	559,267
待处理抵债资产	35	1,711,200	1,897,902
其它资产合计		2,292,452	2,457,169
递延税项			
递延税款借项	36	1,924,000	1,845,000
资产总计		371,659,912	266,331,405
负债和股东权益		2002年	2001年
流动负债			
短期存款	37	158,506,070	117,675,623
短期储蓄存款	38	107,520,755	73,206,578
财政性存款		2,274,642	1,459,859
票据融资	39	11,847,356	10,176,219
同业和金融性公司存放款项	40	26,888,203	20,499,926
同业和金融性公司拆入	41	82,773	430,421
卖出回购款项	42	1,544,431	84,326
汇出汇款		1,625,788	1,755,501
应解汇款		2,487,019	2,464,817
委托资金	20	5,581,707	8,102,352
应付利息	43	1,172,529	1,264,494
存入保证金	44	18,573,327	10,960,302
应付工资		464,676	385,107
应付福利费		360,411	339,084
应交税金	45	767,947	461,103
应付股利		694,435	2,161
其它应付款	46	1,896,017	1,795,451
预提费用		32,246	3,540
流动负债合计		342,320,332	251,066,864
长期负债			
长期存款		4,141,766	2,752,329
长期储蓄存款		9,165,993	6,772,453
发行长期债券	47	-	827,660
长期负债合计		13,307,759	10,352,442
负债合计		355,628,091	261,419,306
股东权益			
实收股本	48	5,706,818	4,206,818
资本公积	49	9,269,588	-
盈余公积	50	516,286	35,470
其中：公益金		451,723	35,470
未分配利润		539,129	669,811
股东权益合计		16,031,821	4,912,099
负债和股东权益总计		371,659,912	266,331,405

利润表

单位名称：招商银行股份有限公司 (单位：人民币千元)

	附注	2002年	2001年
营业收入		9,669,321	8,648,738
利息收入	51	7,909,067	6,464,005
金融机构往来收入	52	950,347	1,588,426
手续费收入		532,971	462,909
汇兑收益	53	176,936	133,398
营业支出		3,796,187	4,240,887
利息支出	54	3,002,645	3,378,221
金融机构往来支出	55	612,471	735,243

进出口押汇	2,749,194	2,749,194	1,076,608	820,207
贴现	45,035,338	45,035,338	29,767,027	21,162,888
中长期贷款	35,493,609	35,493,609	14,781,080	12,570,498
逾期贷款	1,266,011	1,266,011	1,639,408	2,671,315
呆滞贷款	8,114,918	8,114,918	9,300,642	8,219,138
呆帐贷款	463,263	463,263	494,037	356,820

注：存款总额包括短期存款、短期储蓄存款、应解汇款及临时存款、长期存款、长期储蓄存款、存入保证金、机关团体存款，境外审计数还含财政性存款和汇出汇款。
长期存款包括长期存款、长期储蓄存款、存入长期保证金。
同业拆入包括同业和金融性公司拆入，境外审计数还含卖出回购款项和票据融资。
贷款总额包括短期贷款、进出口押汇、贴现、中长期贷款、逾期贷款、呆滞贷款和呆帐贷款。

4.2 截止报告期末前三年补充财务指标

主要指标		标准值	2002年 期末	2002年 平均	2001年 期末	2001年 平均	2000年 期末	2000年 平均
资本充足率%		≥8	12.67	14.63	10.28	11.25	11.71	10.11
核心资本充足率%		≥4	8.42	9.07	4.73	4.13	4.00	4.02
不良贷款率%		≤15	5.99	8.10	10.25	11.07	13.62	16.89
存贷款比例%	人民币	≤75	56.66	57.22	55.00	63.20	66.73	64.05
	外币	≤85	35.66	35	34.07	35.02	30.68	62.31
	折人民币	≤75	53.68	53.79	51.90	57.66	66.73	64.05
资产流动性比例%	人民币	≥25	47.85	40.35	43.6	47.23	48.66	49.87
	外币	≥60	177.48	130.79	88.21	112.87	94.4	110.8
拆借资金比例%	拆入人民币	≤4	0	0.14	0.04	0.01	0	0
	拆出人民币	≤8	3.11	3.99	2.88	3.83	3.32	3.44
国际商业借款比例%		≤100	0	2.35	7.04	6.83	7.48	6.66
贷款收息率%			97.31	93.99	91.22	92.41	89.66	87.18
单一最大客户贷款比例%		≤10	6.44	8.75	10.95	8.84	9.35	7.30
最大十家客户贷款比例%		≤50	39.83	39.75	56.21	50.06	60.98	47.29

截止报告期末，公司重组贷款余额为21.06亿元人民币，其中逾期金额3.3亿元人民币。

4.11 报告期末所持金额重大的政府债券情况

（单位：人民币万元）

债券种类	金额（按面值）	到期日	利息%
1996年记帐式国债	165,999	2003.11—2006.06	8.56-11.83
1997年记帐式国债	34,597	2007.09	9.78
1998年记帐式国债	269,364	2005.05—2005.12	5.01-6.80
1999年记帐式国债	149,840	2006.02—2009.04	2.72-4.88
2000年记帐式国债	210,000	2006.06—2010.09	2.45-3.05
2001年记帐式国债	1,264,800	2003.08—2021.10	2.46-4.69
2002年记帐式国债	486,080	2003.07—2009.12	1.90-2.93
1998凭证式国债	113,542	2003.05—2003.10	6.42-7.86
1999凭证式国债	63,035	2004.04—2004.10	2.78-5.13
2000凭证式国债	365,777	2003.04—2005.11	2.97-3.14
2001凭证式国债	58,355	2004.04—2006.10	2.89-3.14
2002凭证式国债	274,954	2005.03—2007.11	2.12-2.74
美国政府债券	66,218	2004.07—2031.02	1.87-5.37
中国政府境外债券	41,152	2003.07—2027.10	5.27-7.50
合计	3,585,714		

4.12 逾期未偿债务情况

报告期内公司没有发生逾期未偿债务。

4.13 不良贷款余额，为解决不良贷款已采取及拟采取的措施

姓名	职务	性别	年龄	任期	年初持股（股）	年末持股（股）
秦晓	董事长	男	55	2001.4—2004.4	0	0
魏家福	副董事长	男	52	2001.4—2004.4	0	0
傅育宁	董事	男	45	2001.4—2004.4	0	0
李引泉	董事	男	47	2001.4—2004.4	0	0
黄大展	董事	男	44	2002.6—2004.4	0	0
孙承铭	董事	男	43	2002.6—2004.4	0	0
丁克义	董事	男	60	2001.4—2004.4	0	0
孙月英	董事	女	44	2001.4—2004.4	0	0
徐祖远	董事	男	50	2001.4—2004.4	0	0
李毅	董事	男	58	2001.4—2004.4	0	0
吴嘉启	董事	男	56	2001.4—2004.4	0	0
王大雄	董事	男	42	2001.4—2004.4	0	0
朱根林	董事	男	47	2001.4—2004.4	0	0
傅俊元	董事	男	41	2001.4—2004.4	0	0
董咸德	董事	男	55	2002.6—2004.4	0	0
陈浩鸣	董事	男	36	2002.6—2004.4	0	0
马蔚华	董事、行长	男	52	2001.4—2004.4	0	0
何迪	独立董事	男	55	2002.6—2004.4	0	0
丁玮	独立董事	男	42	2002.6—2004.4	0	0
王菊岩	监事长	男	64	2001.4—2004.4	0	0
钟茂如	监事	女	51	2002.6—2004.4	0	0
刘克非	监事	男	45	2001.4—2004.4	0	0
杨秋瑶	监事	女	60	2001.4—2004.4	0	0
杨建华	监事	男	60	2001.4—2004.4	0	0
张雁翔	监事	女	45	2001.4—2004.4	0	0
林舜光	监事	男	41	2001.7—2004.4	0	0
马惠文	监事	女	64	2001.4—2004.4	0	0
陈小宪	常务副行长	男	48	2001.5起	0	0
陈伟	副行长	女	43	1993.3起	0	0
李浩	副行长	男	43	2002.1起	0	0
邵作生	董事会秘书	男	39	2001.7起	0	0

6.2 在股东单位/关联单位任职的董事监事情况

姓名	任职单位名称	担任职务	任期
秦晓	招商局集团有限公司	董事长	2001年1月至今
魏家福	中国远洋运输（集团）总公司	总裁	2000年6月至今
傅育宁	招商局集团有限公司	总裁	2000年4月至今
李引泉	招商局集团有限公司	财务总监	2002年7月至今
黄大展	招商局金融集团有限公司	总经理	1999年6月至今
孙承铭	招商局蛇口工业区有限公司	总经理	2002年5月至今
丁克义	招商局物流有限公司	顾问	2002年5月至今
孙月英	中国远洋运输（集团）总公司	总会计师	2000年12月至今
徐祖远	广州海运（集团）有限公司	董事长	1998年7月至今
李毅	山东省交通开发投资公司	总经理	1998年5月至今
吴嘉启	广东省公路管理局	党委书记	1998年5月至今
王大雄	中国海运（集团）总公司	副总裁	1997年12月至今
朱根林	上海汽车（工业）集团总公司	财务总监	2002年2月至今
董咸德	秦皇岛港务集团有限公司	总会计师	1998年6月至今
傅俊元	中国港湾建设（集团）总公司	总会计师	1998年10月至今
陈浩鸣	中海石油投资控股有限公司	总经理	2000年11月至今
钟茂如	招商局金融集团有限公司	助理总经理	1999年6月至今
刘克非	中国远洋运输（集团）总公司	监审部副总经理	2000年9月至今
杨秋瑶	广州海运（集团）有限公司	顾问	2001年6月至今
杨建华	上海市电力公司	财务资产管理部经理	2000年10月至2002年12月

6.3 董事、监事和高级管理人员年度薪酬情况

年度报酬总额	284万元
金额最高的前三名董事报酬总额	无
金额最高的前三名高级管理人员的报酬总额	138万元
独立董事津贴（2名）	8万元/人（年）
独立董事其他待遇	无
不在公司领取报酬、津贴的董事、监事姓名	秦晓、魏家福、傅育宁、李引泉、黄大展、孙承铭、丁克义、孙月英、徐祖远、李毅、吴嘉启、王大雄、朱根林、董咸德、傅俊元、陈浩鸣、王菊岩、刘克非、钟茂如、杨秋瑶、杨建华
报酬区间	人数
45万-50万	1人
40万-45万	3人
20万-25万	1人

§7 董事会报告

7.1 报告期内整体经营情况的讨论与分析

1、经营情况

报告期末，折人民币资产总额为3716.6亿元，比上年末增加1053.29亿元，增幅39.55%；各项存款余额为3003.95亿元，比上年末增加865.63亿元，增幅40.48%；各项贷款余额为2069.31亿元，比上年末增加667.46亿元，增幅47.61%；不良贷款余额比上年末减少19.78亿元，不良贷款率比年初下降4.26个百分点，降至5.99%；实现利润总额25.7亿元，同口径相比增长25.12%；实现净利润17.34亿元，同口径相比增长26.1%。

在英国《银行家》杂志评选的"2002世界1000家大银行"中按一级资本排名，公司位列第273位。被《Asia Finance》(《亚洲金融》)评为2001年度"中国本土最佳商业银行"。在北京大学和《经济观察报》联合评选出的50家"中国最受尊敬的企业"，公司荣列第5位。中国企业联合会、中国企业家协会公布的2002年中国500强企业排序，公司名列第108位，金融企业第6位。

2002年公司业务发展主要有以下几个特点：

一是达到了质量、速度、效益的有机统一。在保持较快发展速度的同时，保持了较低的资产风险，资产质量不断提高，而且超额完成了董事会下达的利润计划。二是不良贷款余额与比率出现了历史上第一次双下降。三是储蓄存款与对公存款齐驱并进。四是各项贷款增量和增幅均创新高。五是机构建设取得新进展。

2、经营中出现的问题与困难及解决方案

面对的主要问题与困难：一是竞争加剧。二是传统业务盈利空间不断缩小。

采取的主要应对措施：一是加强对业务创新的领导和推动。二是理顺营销体制，大力开展市场营销。三是加强资产负债管理，进一步提高资源配置效益。四是加强风险管理及不良资产清收。

(下转第31版)

项目	附注	2002年	2001年
手续费支出		161,109	117,510
汇兑损失	56	19,962	9,913
营业费用		3,829,891	2,946,357
投资收益	57	2,226,819	1,825,128
营业利润		4,170,062	3,286,622
减：营业税金及附加	58	538,782	501,118
加：营业外收入	59	97,286	70,315
减：营业外支出	60	75,402	45,220
扣除资产准备支出前利润总额		3,653,164	2,810,699
减：资产准备支出	61	1,082,894	756,389
扣除资产准备支出后利润总额		2,570,270	2,054,310
减：所得税	62	836,000	679,000
净利润		1,734,270	1,375,310

股东权益变动表

单位名称：招商银行股份有限公司 （单位：人民币千元）

	附注	实收股本	资本公积	盈余公积	未分配利润	合计
于2002年1月1日(原审计数)		4,206,818	-	35,470	874,148	5,116,436
以前年度调整	3(u)	-	-	-	-204,337	-204,337
于2002年1月1日(调整后)	48	4,206,818	-	35,470	669,811	4,912,099
本年度净利润		-	-	-	1,734,270	1,734,270
上市新增资本	48,49	1,500,000	9,450,000	-	-	10,950,000
上市发行费用	49	-	-207,112	-	-	-207,112
上市募集资本所得之利息	49	-	26,605	-	-	26,605
提取2001年度法定盈余公积及法定公益金	4,50	-	-	133,962	-133,962	-
分配2001年度股利	4	-	-	-	-699,318	-699,318
提取2002年度法定盈余公积及法定公益金	4,50	-	-	346,854	-346,854	-
分配2002年度股利	4	-	-	-	-684,818	-684,818
外币资本折算差额	49	-	95	-	-	95
于2002年12月31日	3(u)	5,706,818	9,269,588	516,286	539,129	16,031,821
于2001年1月1日(原审计数)		4,206,818	-	35,470	-558,972	3,683,316
以前年度调整	3(u)	-	-	-	-146,527	-146,527
于2001年1月1日(调整后)		4,206,818	-	35,470	-705,499	3,536,789
本年度净利润(调整后)		-	-	-	1,375,310	1,375,310
于2001年12月31日(调整后)		4,206,818	-	35,470	669,811	4,912,099

现金流量表

单位名称：招商银行股份有限公司 （单位：人民币千元）

	2002年	2001年
经营活动产生的现金流量		
收回的中长期贷款	5,594,865	3,401,083
吸收的活期存款净额	48,823,820	30,101,630
吸收的活期存款以外的其它存款	186,232,674	220,222,377
原到期日超过三个月的：		
同业和金融性公司存放净额	6,434,278	1,929,527
拆放金融机构资产净额	3,372,024	8,230,413
拆入金融机构资金净额	354,066	-
收取的利息	9,337,128	8,192,250
收取的手续费	530,246	406,958
收回的已于以前年度核销的贷款	51,581	62,912
收回的委托资金净额	-	4,347,234
收回的委托贷款净额	2,520,645	-
向中央银行借款及其它金融企业拆入资金净额	2,429,528	-
收到的其它与经营活动有关的现金	393,779	82,448
现金流入小计	266,074,634	276,976,832
对外发放的中长期贷款	26,307,394	3,831,433
对外发放的短期贷款净额	46,791,006	27,945,304
对外发放的委托贷款净额	-	4,347,234
支付的委托资金净额	2,520,645	-
支付的活期存款以外的其它存款本金	147,808,596	202,388,323
存放中央银行准备金及财政存款净额	77,588	113,266
原到期日超过三个月的向中央银行借款净额	-	9,013,988
拆入其它金融机构支付的利息	3,692,715	3,939,211
支付的手续费	161,109	117,510
支付给职工以及为职工支付的现金	1,589,264	1,220,296
支付的所得税款	634,266	368,721
支付的除所得税以外的其它税费	512,672	507,477
支付的其它与经营活动有关的现金	1,983,107	1,273,120
现金流出小计	232,078,362	255,065,883
经营活动产生的现金流入净额	33,996,272	21,910,949
投资活动产生的现金流量		
收回投资所收到的现金	47,071,292	18,098,222
分得股利或利润所收到的现金	-	97,669
取得债券利息收入所收到的现金	2,082,507	1,277,407
处置固定资产和其它资产所收到的现金	629,576	86,176
出售附属公司及联营公司所收到的现金	-	332,916
现金流入小计	49,783,375	19,892,390
购建固定资产和其它资产所支付的现金	827,227	1,359,322
债券投资所支付的现金	75,578,564	39,461,157
股权投资所支付的现金	38,016	-
现金流出小计	76,443,807	40,820,479
投资活动产生的现金流出净额	-26,660,432	-20,928,089
筹资活动产生的现金流量		
分配股利或利润所支付的现金	-691,862	-33,774
上市新增资本	10,950,000	-
上市募集资本所得之利息	26,605	-
上市发行费用	-207,112	-
支付的发行长期债券利息	-14,366	-48,076
赎回发行债券所支付的现金	-827,660	-
筹资活动产生的现金流入/流出净额	9,235,605	-81,850
汇率变动对现金的影响额	583	-649
现金及现金等价物净增加	16,572,028	900,361
现金流量表补充说明		
(1)将净利润调节为经营活动的现金流量：		
净利润	1,734,270	1,375,310
加：计提其它资产减值准备	62,978	19,029
计提存放拆放同业和金融性公司呆账准备	113,772	-
计提的贷款呆账准备	906,144	737,260
固定资产折旧	500,381	413,112
长期待摊费用摊销	165,292	127,556
投资收益	-2,226,819	-1,825,128
固定资产及其它资产处理净损失/收益	3,454	-30,095
经营性应收项目的增加	-59,856,857	-28,756,290
经营性应付项目的增加	92,593,657	49,850,195
经营活动产生的现金流量净额	33,996,272	21,910,949
(2)现金及现金等价物净增加情况：		
现金的年末余额	3,140,926	2,603,645
减：现金的年初余额	-2,603,645	-2,257,549
现金等价物的年末余额	56,224,745	40,189,998
减：现金等价物的年初余额	-40,189,998	-39,635,733
现金及现金等价物净增加	16,572,028	900,361

A股简称：招商银行　　A股代码：600036　　公告编号：2003-005

招商银行股份有限公司
第五届董事会第十八次会议决议公告
暨召开2002年年度股东大会的通知

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

招商银行股份有限公司第五届董事会第十八次会议于2003年4月16日在北京香格里拉酒店召开，秦晓董事长主持了会议，会议应到董事19名，实际到会董事14名，吴嘉启董事授权秦晓董事长、孙承铭董事授权傅育宁董事、魏家福董事授权孙月英董事、徐祖远董事授权王大雄董事行使表决权，公司6名监事列席了本次会议，符合《公司法》和《公司章程》的有关规定。会议审议通过了如下决议：

一、审议通过了公司《2002年度董事会工作报告》；

二、审议通过了公司《2002年度行长工作报告》；

三、审议通过了公司《2002年年度报告》全文及摘要；

四、审议通过了公司《2002年度财务决算及2003年度财务预算报告》；

五、审议通过了公司《2002年度利润分配预案》；

公司2002年度经审计的境内会计报表税后利润为17.34亿元，经审计的境外会计报表税后利润为18.47亿元。按照境内报表税后利润的10%提取法定公积金，计1.734亿元；按照境内报表税后利润的10%提取法定公益金，计1.734亿元；境内报表可供股东分配利润为13.87亿元，境外报表可供股东分配利润15亿元，根据中国证监会证监会计字[2001]58号规定按照孰低原则进行分配，即按照境内审计会计报表可分配利润数进行分配，以可供分配利润的40%用于现金股利分配，按总股本5,706,818,030股计算，每10股现金分红1.2元（含税），计分配现金股利6.848亿元。经上述分配后，剩余的未分配利润7.024亿元结转下年。公司本年度不送股、不转增股本。

六、审议通过了《关于2002年贴现利息会计政策变更的议案》；

根据财政部《金融企业会计制度》(财会[2001]49号)的要求，董事会同意公司贴现利息会计政策由以前的收付实现制变更为按权责发生制进行核算，并对以前年度的留存收益余额采用追溯调整法。经追溯调整后的2001年末未分配利润为66,981万元，提取10%的法定公积金为6,698万元，提取10%的公益金为6,698万元。

七、审议通过了《关于聘请2003年度会计师事务所及其报酬的议案》；

2003年度公司继续聘请毕马威会计师事务所为公司国内审计的会计师事务所，继续聘请毕马威会计师事务所为国际审计的会计师事务所。

八、审议通过了《关于续提行长奖励基金的议案》；

为加大消化不良资产的力度，并对公司发展及改善资产质量做出贡献的员工进行奖励以及其他必要性支出，董事会同意延续2002年的计提政策，并明确从2003年度开始每年在成本中按照税前利润提取的行长奖励基金比例定为2%。

九、审议通过了《关于董事会成员变更的议案》；

同意丁克义、朱根林、李毅、董咸德、陈浩鸣、吴嘉启辞去公司董事职务，推选陈小宪、陈伟为公司第五届董事会董事候选人，推选杨腾、杨军、卢仁法、丁慧平为公司第五届董事会独立董事候选人。上述董事、独立董事的任期与第五届董事会成员任期相同。董事候选人简历见附件一、独立董事候选人简历见附件二、独立董事候选人及提名人声明见附件三。

十、审议通过了《关于修订<公司章程>的议案》；

修订后的章程须报中国人民银行核准。（具体修改内容见上海证券交易所网站 www.sse.com.cn）

十一、审议通过了《关于修订<股东大会议事规则>的议案》；

修订后的《股东大会议事规则》见上海证券交易所网站 www.sse.com.cn。

十二、审议通过了《关于修订<董事会议事规则>的议案》；

修订后的《董事会议事规则》见上海证券交易所网站 www.sse.com.cn。

十三、审议通过了《关于授权董事会秘书负责处理更换董事会成员相关手续的议案》；

授权董事会秘书负责处理因更换董事会成员所需的各项有关申请、报批、登记及备案等相关手续。

十四、审议通过了《关于授权董事会秘书负责处理公司章程修订相关手续的议案》；

授权董事会秘书负责处理因公司章程修订所需的各项有关申请、报批、登记及备案等相关手续(包括依据有关监管部门的要求进行文字性修改)。

十五、审议通过了《关于建立董事、监事和高管人员风险基金的议案》；

为有利于董、监事和高级管理人员正常履行职责，董事会同意从2003年度实现的税前利润中计提人民币1000万元建立公司董、监事和高级管理人员风险基金。该风险基金计入公司管理费用，专门用于董、监事和高级管理人员因正常工作导致的民事赔偿。同时提请股东大会授权董事会研究制订风险基金管理办法并具体实施。

十六、审议通过了《关于外部监事津贴标准及费用的议案》；

公司外部监事津贴标准如下：

1、外部监事津贴为每人每年80,000元(税前)，按月计算发放。外部监事聘请中介机构的费用及其他行使职权时所需的合理费用由公司承担。

2、除上述津贴外，公司及其主要股东或有利害关系的机构和人员不再给予外部监事额外的其他利益。

十七、审议通过了《关于监事会财务预算问题的议案》；

十八、审议通过了《关于上海陆家嘴金融中心区招商银行大厦项目的议案》；

考虑到公司信用卡中心和上海分行营业用房以及未来业务发展的需要，董事会决定：

1、同意开发上海陆家嘴金融中心区招商银行大厦项目；

2、授权经营班子签署土地转让协议，总土地转让价格控制在4.5亿元人民币以内，购置土地资金来源于银行自有资金。

十九、审议通过了《关于金融电子研发中心项目的议案》；

为加强金融电子化建设，保持公司在国内同行业中的科技领先地位，打造统一高效、安全先进的综合性金融服务平台，不断推出具有竞争力的金融业务与产品，董事会同意经营班子本着经济实用、安全可靠的原则，按50,000平方米建筑面积建设开发招商银行金融电子研发中心项目。

二十、审议通过了《关于2003年机构网点建设的议案》；

同意公司2003年在广东省东莞市、浙江省绍兴市、江苏省常州市、福建省泉州市、广东省佛山市、山东省烟台市等6城市设立分行。

上述一、三、四、五、六、七、九、十、十一、十二、十四、十五、十六、十七项事项，提交公司2002年年度股东大会审议。

二十一、审议通过了《关于召开2002年年度股东大会的议案》；

定于2003年5月25日召开公司2002年年度股东大会，有关事项如下：

(一)时间：2003年5月25日上午九时整，会议时间预计半天

(二)地点：深圳市深南大道7088号招商银行大厦五楼会议室

(三)会议审议事项：

1、审议《2002年度董事会工作报告》；

2、审议《2002年度监事会工作报告》；

3、审议《2002年年度报告》全文及摘要；

4、审议《2002年度财务决算及2003年财务预算报告》；

5、审议《2002年度利润分配预案》；

6、审议《关于2002年贴现利息会计政策变更的议案》；

7、审议《关于董事会成员变更的议案》；

(下转第31版)

2002 上海陆家嘴金融贸易区开发股份有限公司年度报告摘要

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏,并对其内容的真实性、准确性和完整性负个别及连带责任。本年度报告摘要摘自年度报告全文,投资者欲了解详细内容,应阅读年度报告全文。

1.2 公司董事长康慧军、总经理(主管会计工作负责人)朱国兴及会计机构负责人孙文珠声明:保证年度报告中财务会计报告的真实、完整。

§2 上市公司基本情况简介

2.1 基本情况简介

股票简称	陆家嘴	陆家B股
股票代码	600663	900932
上市交易所	上海证券交易所	上海证券交易所
注册地址	浦东大道981号	
办公地址	浦东大道981号	
邮政编码	200135	
公司国际互联网网址	WWW.shld.com	
电子信箱	invest@ljz.com.cn	

2.2 联系人和联系方式

	董事会秘书
姓名	张日法
联系地址	浦东大道981号
电话	(021)58878888-529
传真	(021)58873688
电子信箱	rfzhang@ljz.com.cn

§3 会计数据和财务指标摘要

3.1 主要会计数据(单位:万元)

	2002年	2001年	本年比上年增减(%)	2000年
主营业务收入	215,347.65	99,901.14	115.56%	66,331.75
利润总额	60,289.83	16,855.81	257.68%	42,052.13
净利润	51,223.61	11,751.68	335.88%	35,001.25
扣除非经常性损益的净利润	48,004.24	10,730.84	347.35%	29,024.92
	2002年末	2001年末	本年比上年增减(%)	2000年末
总资产	770,758.99	752,830.24	2.38%	738,460.17
股东权益(不含少数股东权益)	484,391.18	442,054.51	9.57%	430,798.03
经营活动产生的现金流量净额	182,996.52	41,264.85	343.47%	28,653.28

3.2 主要财务指标

单位:元

	2002年	2001年	本年比上年增减(%)	2000年
每股收益	0.27	0.063	335.88%	0.19
净资产收益率	10.57%	2.66%	297.80%	8.12%
扣除非经常性损益的净利润为基础计算的净资产收益率	10.26%	2.46%	317.61%	6.72%
每股经营活动产生的现金流量净额	0.98	0.22	343.47%	0.15
	2002年末	2001年末	本年比上年增减(%)	2000年末
每股净资产	2.59	2.37	9.57%	2.31
调整后的每股净资产	2.56	2.27	12.76%	2.30

3.3 国内外会计准则差异

√适用 □不适用

单位:千元

	国内会计准则	境外会计准则
净利润	512,236	508,621
差异说明		
按中国法定财务报表所列报	512,236	
摊销开办费用之时差	-737	
重估以外币为本位货币的收支项和货币资产及负债项	696	
买卖证券实现/未实现溢利	538	
摊销土地使用权之时差	-1,175	
员工及雇员福利金与奖金准备	-289	
其它	-2,080	
税项调整	-578	
基于上述调整而对少数股东权益产生之影响	10	
按国际财务报告准则调整后所列报	508,621	

年度报酬总额	262万元
金额最高的前三名董事的报酬总额	88.7万元
金额最高的前三名高级管理人员的报酬总额	76万元
独立董事津贴	3万元
独立董事其他待遇	车旅费、培训费据实报销
不在公司领取报酬、津贴的董事、监事姓名	瞿承康、汪雅谷、严军、张乐平
报酬区间	人数
25万元以上	3人
18-25万元	6人
18万元以下	3人

§6 董事会报告

6.1 报告期内整体经营情况的讨论与分析

2002年在广大股东的支持下,公司在管理上进一步加大管理、改革的力度,继续按照现代企业制度的要求,规范健全企业行为,企业的工作效率和工作质量有了明显提高;在经营工作中抓住当前房地产市场发展的良性机遇,主动应对和把握商机,制定了积极的市场招商策略,好中选优,力求高标准,确保了一批与区域发展相吻合的国内外大企业、大集团等金融服务类功能性机构进驻。伴随陆家嘴金融贸易区的区域形象和功能开发不断实现新的突破,区内的管理、服务、配套和环境相应地迈上了新的台阶,新世纪建设上海国际金融中心的国家战略实施使公司所处CBD区域优势的土地增值潜力得到了有效发挥。

与区域开发取得成绩相同步,本年度公司房地产主营业务收入与去年同期相比,实现了历史上较大幅度的增长。在土地经营上,全年共完成历年土地合同转让金收款17.8亿元,报告期内新增土地批租共计11幅,合同批租金额28.23亿元;在房产开发中,全年新建和开工商品住宅面积共计31.30万平方米,实现房产销售面积13.4万平方米,销售合同金额6.82亿元,分别完成了年度计划(预售预计8万平方米,预售收入3.84亿元)的167.50%和177.60%,在行业内的地位得到了进一步巩固和提升。

在全力拓展主业的同时,公司还逐步调整资源配置,实施经营战略的拓展。一方面,在收购控股股东上海浦东陆家嘴软件产业发展有限公司股权的基础上,在浦东新区政府的支持下,及时调整3-1地块的规划,加快实施软件园二期改造和动迁工程,完成预定的都市工业园区招商计划,改变了以往土地项目单纯批租的方式,以获取长期、稳定的回报;另一方面,按照公司发展规划,进一步理顺对外投资的资产结构,盘活存量资产,进行资源整合,新增对外投资主要贯彻效益优先的原则,积极开辟新的利润增长点。

6.2 主营业务分行业、产品情况表

分行业或分产品	主营业务收入	主营业务成本	毛利率(%)	主营业务收入比上年增减(%)	主营业务成本比上年增减(%)	毛利率比上年增减(%)
转让土地使用权	1,930,379,176.96	1,177,230,037.17	39.27%	203.76%	224.43%	-8.97%
房产销售	177,128,318.50	168,279,485.62	5.00%	-48.96%	-41.65%	-68.90%
房地产租赁	26,608,962.06	20,644,255.25	22.42%	102.66%	-41.84%	115.16%
其中:关联交易						
关联交易的定价原则						
关联交易必要性、持续性的说明						

6.3 主营业务分地区情况

地区	主营业务收入	主营业务收入比上年增减(%)
上海	2,153,476,459.52	115.56%

6.4 采购和销售客户情况

前五名供应商采购金额合计		占采购总额比重	
前五名销售客户销售金额合计	1,032,739,230.19	占销售总额比重	47.96%

6.5 参股公司经营情况(适用投资收益占净利润10%以上的情况)

□适用 √不适用

6.6 主营业务及其结构发生重大变化的原因说明

√适用 □不适用

在主营业务的比重中,转让土地使用权所占比重显著增大,系由于在本年度房地产市场的良好态势下,公司在土地使用权批租业务中加大力度,商务办公楼用地批租取得了突破性的增长。

6.7 主营业务盈利能力(毛利率)与上年相比发生重大变化的原因说明

√适用 □不适用

本期房产销售毛利率下降较大,主要由于上一年度此项下的主要项目陆家嘴花园一期本年度已进入收尾阶段,而本期新增项目新景园一期属中低档楼盘,毛利率较陆家嘴花园一期为低。

6.8 经营成果和利润构成与上年度相比发生重大变化的原因分析

√适用 □不适用

由于本年度在土地使用权批租市场取得的突破性增长,使得主营业务利润的比重大升;本年度不再向控股股东收取资金占用费使得其他业务利润比重下降;本年度投资企业效益增长,另有本年度转让股权因素,使得本年度投资收益有较大增加。

整体财务状况与上年度相比发生重大变化的原因分析

√适用 □不适用

本年度主营业务的大幅增长带来较多的现金流入,公司适时降低了负债水平,减低了经营风险。

6.9 对生产经营环境以及宏观政策、法规产生重大变化已经、正在或将要对公司的财务状况和经营成果产生重要影响的说明

□适用 √不适用

6.10 完成盈利预测的情况

□适用 √不适用

6.11 完成经营计划情况

□适用 √不适用

6.12 募集资金使用情况

□适用 √不适用

变更项目情况

□适用 √不适用

6.13 非募集资金项目情况

√适用 □不适用

项目名称	项目金额	项目进度	项目收益情况
陆家嘴新景园	2.9亿元	一期已实现完全销售,二期投资已完成,并将在2003年3月实现销售。	一期完成盈利1842万元。
陆家嘴花园二期	8.3亿元	A区已实现对外销售,B区在建设过程中,预计2003年4月底预售。	A区已回笼资金4.93亿元。
陆家嘴爱建新城	3.4亿元	在建设过程中。	
上海浦东滨江开发建设投资有限公司	0.25亿元	正处于前期开发过程中。	
合计	14.85亿元	—	

6.14 董事会对会计师事务所"非标意见"的说明

□适用 √不适用

6.15 董事会新年度的经营计划(如有)

□适用 √不适用

新年度盈利预测(如有)

□适用 √不适用

6.16 董事会本次利润分配或资本公积金转增预案

经安永大华会计师事务所有限公司按照中国会计制度审计,2002年本公司实现净利润512,236,054.26元,减去按公司章程规定提取的10%法定盈余公积金、10%法定公益金、10%任意盈余公积金和子公司的盈余公积金等项共计147,835,448.24元,扣除外商投资子公司提取的奖福基金289,418.82元,加上年初未分配利润332,523,083.32元,本年度可供分配利润为696,634,270.52元。公司拟以2002年末总股本186,768.4万股为基数,向全体股东每10股派现0.5元人民币,共计分派股利9338.42万元,其余未分利润结转下年度,本年度不进行送股,也不进行公积金转增股本。本预案须经股东大会批准。

§7 重要事项

7.1 收购资产

√适用 □不适用

交易对方及被收购资产	购买日	收购价格	自购买日起至本年末为上市公司贡献的净利润	是否为关联交易	定价原则
控股股东持有的上海陆家嘴软件产业发展有限公司90%股权	2002.8.20	9,000,000.00	公司正处于改造建设期。	是	协议价
控股股东持有的上海中银万国证券股份有限公司1.54%股权	2002.6.14	43,724,527.92		是	评估价格

7.2 出售资产

√适用 □不适用

交易对方及被出售资产	出售日	出售价格	本年初起至出售日该出售资产为上市公司贡献的净利润	出售产生的损益	是否为关联交易	定价原则
向控股股东出售上海大众物业管理有限公司55%股权	2002.8.20	6,169,174.24	-636,047.35	4,105,777.05	是	评估价格
向控股股东出售陆家嘴汽车贸易公司20%股权	2002.8.27	235,880,000.00	-10,059,991.00	31,841,928.33	否	协议价格

7.3 重大担保

√适用 □不适用

担保对象名称	发生日期(协议签署日)	担保金额	担保类型	担保期	是否履行完毕	是否为关联方担保(是或否)
上海张江高科技园区开发公司	01.12.31(10750万元);02.03.07(10000万元);02.05.31(10000万元)	30750万元	保证	2001.12.31-2004.12.31	否	否
上海中华企业股份有限公司	01.08.28(2000万元);02.04.12(2000万元);02.06.10(3000万元)	7000万元	保证	2001.08.28-2003.08.15	否	否
上海陆家嘴金融贸易区联合发展有限公司	02.04.29(5500万元);02.07.29(6000万元);02.09.24(7000万元)	17500万元	保证	2002.04.29-2003.09.23	否	是
担保发生额合计			42,500万元			
担保余额合计			55,250万元			
其中:关联担保余额合计			17500万元			

7.4 关联债权债务往来

√适用 □不适用

单位:万元

关联方	向关联方提供资金		关联方向上市公司提供资金	
	发生额	余额	发生额	余额
上海陆家嘴物业管理有限公司	496	496		
上海陆家嘴房产经纪有限公司	21	21		
上海御桥发展有限公司	-200	890		
上海陆家嘴(集团)有限公司			1932	5697
上海陆家嘴东城开发有限公司			404	958
合计	317	1407	2336	6655

7.5 委托理财

□适用 √不适用

7.6 承诺事项履行情况

□适用 √不适用

7.7 重大诉讼仲裁事项

□适用 √不适用

7.8 独立董事履行职责的情况

报告期内,公司独立董事能切实按照中国证监会《《关于在上市公司建立独立董事制度的指导意见》》和《《公司章程》》的要求独立履行职责,两位董事能深入公司调研,及时动态地了解上市公司经营发展情况,并就此提出良好的建议,积极推动公司的规范运作和良性发展,充分地发挥了独立董事的作用。共参加会议6次,并对重大关联交易发表独立意见。

§8 监事会报告

监事会认为公司依法运作、公司财务情况、公司收购、出售资产交易和关联交易不存在问题。

§9 财务报告

9.1 审计意见

经安永大华会计师事务所与罗兵咸永道会计师事务所审计,两家会计师事务所出具了标准无保留意见的审计报告。

9.2 比较式合并及母公司的资产负债表、利润表和当年的现金流量表附后

9.3 会计估计和核算方法变化的具体说明

根据公司2003年4月16日第三届第六次董事会决议,从本年度起为了使出租物业摊销年限能更准确地反映物业出租收入和成本负担的真实状况,以及出租物业的实际可使用年限,决定将原摊销年限20年延长至30年。该会计估计变更后,本年度公司的净利润增加了8,954,517.29元,留存收益增加了8,954,517.29元,其中年末盈余公积增加了2,686,355.19元、年末未分配利润增加了6,268,162.10元。

9.4 与最近一期年度报告相比,合并范围未发生变化。

(下转第31版)

股份有限公司二OO二年度会计报表

现 金 流 量 表

编制单位:上海陆家嘴金融贸易区开发股份有限公司 2002年度 会企03表 金额单位:元

项目	注释号	行次	母公司金额	合并金额	项目	注释号	行次	母公司金额	合并金额	补充资料	注释号	行次	母公司金额	合并金额
一、经营活动产生的现金流量:					三、筹资活动产生的现金流量:					1.将净利润调节为经营活动现金流量:				
										净利润		43	490,869,741.99	512,236,054.26

§4 股本变动及股东情况

4.1 股份变动情况表

公司股份变动情况表

数量单位:万股

	本次变动前	本次变动增减（+，-）配股	送股	公积金转股	增发	其他	小计	本次变动后
一、未上市流通股份								
1、发起人股份	117,992.0							117,992.0
其中：								
国家持有股份	112,112.0							112,112.0
境内法人持有股份	5,880.0							5,880.0
境外法人持有股份								
其他								
2、募集法人股份	1,764.0							1,764.0
3、内部职工股								
4、优先股或其他								
未上市流通股份合计	119,756.0							119,756.0
二、已上市流通股份								
1、人民币普通股	16,052.4							16,052.4
2、境内上市的外资股	50,960.0							50,960.0
3、境外上市的外资股								
4、其他								
已上市流通股份合计	67,012.4							67,012.4
三、股份总数	186,768.4							186,768.4

4.2 前十名股东持股表

报告期末股东总数	175,190户(其中B股65,014户)					
前十名股东持股情况						
股东名称（全称）	年度内增减	年末持股数量	比例（%）	股份类别（已流通或未流通）	质押或冻结的股份数量	股东性质（国有股东或外资股东）
上海陆家嘴(集团)有限公司(国家股)	0	1,129,940,000	60.50	未流通	0	国有股东、法人股
上海国际信托投资有限公司	0	58,800,000	3.15	未流通	0	法人股
京华山一国际（香港）有限公司	80,240	9,847,104	0.53	流通股	不详	外资股
中银万国证券股份有限公司	0	8,820,000	0.47	未流通	0	法人股
NAITO SECURITIES CO., LTD.	1,297,588	8,628,075	0.46	流通股	不详	外资股
TOYO SECURITIES ASIA LTD. A/C CLIENT	-1,150,116	6,266,947	0.34	流通股	不详	外资股
THE NOMURA SECURITIES CO. LTD.	-582,153	5,317,805	0.28	流通股	不详	外资股
WANG SHANG KEE&/OR CHIN WAH LAM	380,895	4,090,891	0.22	流通股	不详	外资股
东吴证券	2,385,670	3,108,982	0.17	流通股	不详	法人股
HONGKONG SUCCESS LTD.	0	2,713,886	0.15	流通股	不详	外资股
前十名股东关联关系或一致行动的说明	公司前十名股东中A股前2名之间不存在关联关系，前十名股东中第3、第5至第8及第10名为外资股股东，公司未曾获知是否有关联关系。					

4.3控股股东及实际控制人情况介绍

4.3.1控股股东及实际控制人变更情况

□适用 √不适用

4.3.2控股股东和其他实际控制人具体情况介绍

本公司控股股东为上海陆家嘴(集团)有限公司,是国家股授权经营单位;法定代表人:康慧军;成立日期:1990年8月;注册资本:17.432亿元;公司经营范围:房地产开发经营、市政基础设施、建设投资、投资咨询、实体投资、国内贸易、资产管理经营、信息等。

§5 董事、监事和高级管理人员

5.1 董事、监事和高级管理人员持股变动

姓名	职务	性别	年龄	任期起止日期	年初持股数	年末持股数	变动原因
康慧军	董事长	男	46	2001.12-2004.12	3000	3000	
朱国兴	董事 总经理	男	55	2001.12-2004.12	0	0	
钱世政	董事	男	54	2001.12-2004.12	2000	2000	
汪雅谷	董事	男	58	2001.12-2004.12	19262	19262	
顾承鹏	董事	男	46	2001.12-2001.6	0	0	
姚锡棠	独立董事	男	67	2001.12-2004.12	0	0	
黄福寿	独立董事	男	49	2001.12-2004.12	0	0	
严军	监事长	男	50	2001.12-2004.12	2000	2000	
张乐平	监事	女	47	2001.12-2004.12	0	0	
张振伯	监事	男	56	2001.12-2004.12	0	0	
孙家祥	副总经理	男	55	2002.6-2004.12	0	0	
戴宗斯	副总经理	男	56	2002.6-2004.12	0	0	
徐而进	副总经理	男	56	2002.6-2004.12	0	0	
宋鹏	副总经理	男	45	2001.12-2004.12	12842	12842	
蒋平	副总经理	女	45	2002.6-2004.12	0	0	
殷辰凯	总经理助理	男	32	2001.12-2004.12	0	0	
铁成	总工程师	男	58	2002.6-2004.12	0	0	
张日法	董事会秘书	男	34	2001.12-2004.12	0	0	

5.2 在股东单位任职的董事监事情况

√适用 □不适用

姓名	任职的股东名称	在股东单位担任的职务	任职期间	是否领取报酬、津贴（是或否）
康慧军	上海陆家嘴(集团)有限公司	总经理、党委书记	1998年5月至今	是
朱国兴	上海陆家嘴(集团)有限公司	党委副书记	2001年9月至今	是
钱世政	上海陆家嘴(集团)有限公司	党委副书记	1997年2月至今	是
汪雅谷	上海陆家嘴(集团)有限公司	副总经理	1990年7月至今	否
严军	上海陆家嘴(集团)有限公司	副总经理	1995年8月至今	否
张乐平	上海陆家嘴(集团)有限公司	财务总监	1999年10月至今	否

5.3 董事、监事和高级管理人员年度报酬情况

项目	注释号	行次	母公司	合并	项目	注释号	行次	母公司	合并	项目	注释号	行次	母公司	合并
收到的税费返还		2			其中：子公司吸收少数股东权益性投资收到的现金		27			加：少数股东本期损益（亏损以"-"号表示）		44		3,367,845.76
收到的其他与经营活动有关的现金	26	3	72,991,973.71	93,376,429.00	借款所收到的现金		28	570,000,000.00	781,000,000.00	减：未确认的投资损失		45		
经营活动现金流入小计		5	2,493,672,497.40	2,678,186,956.23	收到的其他与筹资活动有关的现金		29			加：计提的资产减值准备		46	-2,034,097.85	-850,611.89
					筹资活动现金流入小计		30	570,000,000.00	781,000,000.00	固定资产折旧		47	2,974,817.58	4,831,901.51
购买商品、接受劳务支付的现金		6	614,857,595.37	635,537,176.09						无形资产摊销		48		
支付给职工以及为职工支付的现金		7	15,468,443.47	39,340,057.62	偿还债务所支付的现金		31	1,737,700,000.00	1,954,847,500.00	长期待摊费用摊销		49		
支付的各项税费		8	120,074,955.97	158,165,544.43	分配股利、利润或偿付利息所支付的现金		32	34,948,622.05	41,663,468.75	待摊费用减少（减：增加）		50		
支付的其他与经营活动有关的现金	27	9	13,616,508.61	15,179,014.77	其中：支付少数股东的股利		33			预提费用增加（减：减少）		51	354,085,285.01	475,466,735.01
经营活动现金流出小计		10	764,017,503.42	848,221,792.91	支付的其他与筹资活动有关的现金		34			处置固定资产、无形资产和其他长期资产的损失（减：收益）		52	-158.00	17,854.03
					其中：子公司依法减资支付给少数股东的现金		35			固定资产报废损失		53		7,126.00
经营活动现金流量净额		11	1,729,654,993.98	1,829,965,163.32	筹资活动现金流出小计		36	1,772,648,622.05	1,996,510,968.75	财务费用		54	42,150,098.44	49,091,725.24
					筹资活动产生的现金流量净额		40	-1,202,648,622.05	-1,215,510,968.75	投资损失（减：收益）		55	-43,989,349.36	-46,834,221.17
										递延税款贷项（减：借项）		56		
										存货的减少（减：增加）		57	245,486,721.76	318,456,955.10
					四、汇率变动对现金的影响		41	-155,158.08	-342,241.36	经营性应收项目的减少（减：增加）		58	119,849,313.09	163,974,268.59
二、投资活动产生的现金流量：										经营性应付项目的增加（减：减少）		59	520,222,621.32	350,199,530.88
收回投资所收到的现金		12	5,291,864,047.50	5,293,335,246.73	五、现金及现金等价物净增加额		42	536,920,399.82	577,478,554.56	其他		60		
取得投资收益所收到的现金		13	14,531,540.87	20,629,188.87						经营活动产生的现金流量净额		65	1,729,654,993.98	1,829,965,163.32
处置固定资产、无形资产和其他长期资产所收回的现金		14		800,315.09						2. 不涉及现金收支的投资和筹资活动：				
收到的其他与投资活动有关的现金		15								债务转为资本		66		
投资活动现金流入小计		16	5,306,395,588.37	5,314,764,750.69						一年内到期的可转换公司债券		67		
										融资租入固定资产		68		
购建固定资产、无形资产其他长期资产所支付的现金		18	761,340.00	1,833,086.94						3. 现金及现金等价物净增加情况：				
投资所支付的现金		19	5,295,565,062.40	5,349,565,062.40						现金的期末余额	28	69	1,416,836,857.85	1,565,570,887.51
支付的其他与投资活动有关的现金		20								减：现金的期初余额	28	70	879,916,458.03	988,092,332.95
投资活动现金流出小计		22	5,296,326,402.40	5,351,398,149.34						加：现金等价物的期末余额		71		
										减：现金等价物的期初余额		72		
投资活动产生的现金流量净额		25	10,069,185.97	-36,633,398.65						现金及现金等价物净增加额		73	536,920,399.82	577,478,554.56

所附附注为本会计报表的组成部分

股份有限公司二OO二年度会计报表

利润及利润分配表

编制单位：上海陆家嘴金融贸易区开发股份有限公司　　2002年度　　会股地年02表　金额单位：元

项目	注释号	行次	本年实际数 母公司	本年实际数 合并	上年实际数 母公司	上年实际数 合并	项目	注释号	行次	本年实际数 母公司	本年实际数 合并	上年实际数 母公司	上年实际数 合并
一、主营业务收入	22	1	2,046,686,897.41	2,153,476,459.52	702,558,165.65	999,011,403.26	六、可供分配的利润		25	1,115,834,306.20	844,759,137.58	663,601,671.61	377,757,242.99
减：主营业务成本	22	2	1,322,529,012.92	1,370,197,769.87	477,964,282.43	687,889,430.82	减：提取法定盈余公积		26	49,086,974.20	49,246,154.55	12,879,035.80	14,593,844.18
主营业务税金及附加	23	3	102,424,492.75	109,050,709.66	35,059,827.93	50,530,023.43	提取法定公益金		27	49,086,974.20	49,502,319.49	12,879,035.80	14,904,434.50
二、主营业务利润（亏损以"-"号填列）		4	623,733,391.74	674,027,979.99	189,534,055.29	260,591,949.01	提取职工奖励及福利基金（合并报表填列，子公司为外商投资企业的填列）		28		289,418.82		2,856,844.99
加：其他业务利润（亏损以"-"号填列）		5	-185,888.35	11,359,611.77	31,251,874.28	46,264,652.09							
减：营业费用		6	16,758,575.96	17,241,503.35	19,892,203.24	21,048,284.07							
管理费用		7	30,111,304.17	80,220,255.78	24,538,354.12	67,196,800.20							
财务费用	24	8	45,159,361.25	35,794,877.12	54,908,450.50	54,789,779.85	七、可供股东分配的利润		35	1,017,660,357.80	745,721,244.72	637,843,600.01	345,402,119.12
三、营业利润（亏损以"-"号填列）		10	531,518,262.01	552,130,365.51	121,356,921.71	163,821,736.98	减：应付优先股股利		36				
加：投资收益（亏损以"-"号填列）	25	11	43,989,349.36	46,834,221.17	27,315,171.71	1,897,726.66	提取任意盈余公积		37	49,086,974.20	49,086,974.20	12,879,035.80	12,879,035.80
补贴收入		12					应付普通股股利		38	93,384,200.00	93,384,200.00		
营业外收入		13	418,491.00	4,592,015.56	2,038,864.50	2,996,591.42	转作股本的普通股股利		39				
减：营业外支出		14	572,406.60	658,253.22	348.38	157,952.99	八、未分配利润（未弥补亏损以"-"号填列）		40	875,189,183.60	603,250,070.52	624,964,564.21	332,523,083.32
四、利润总额（亏损以"-"号填列）		15	575,353,695.77	602,898,349.02	150,710,609.54	168,558,102.07	补充资料：						
减：所得税		16	84,483,953.78	87,294,449.00	21,920,251.58	36,193,690.34	1.出售、处置部门或被投资单位所得收益		41				
少数股东损益（合并报表填列）		17		3,367,845.76		14,847,611.11	2.自然灾害发生的损失		42				
加：未确认的投资损失（合并报表填列）		18					3.会计政策变更增加（或减少）利润总额		43				
五、净利润（亏损以"-"号表示）		20	490,869,741.99	512,236,054.26	128,790,357.96	117,516,800.62	4.会计估计变更增加（或减少）利润总额		44				
加：年初未分配利润		21	624,964,564.21	332,523,083.32	534,811,313.65	260,197,145.98	5.债务重组损失		45				
其他转入		22				43,296.39	6.其他		46				

所附附注为本会计报表的组成部分

股份有限公司二OO二年度会计报表

资　产　负　债　表

编制单位：上海陆家嘴金融贸易区开发股份有限公司　　2002年12月31日　　会股地年01表　金额单位：元

资产	注释号	行次	年末数 母公司	年末数 合并	年初数 母公司	年初数 合并	负债和股东权益	注释号	行次	年末数 母公司	年末数 合并	年初数 母公司	年初数 合并
流动资产：							流动负债：						
货币资金	1	1	1,522,063,701.07	1,670,797,730.73	962,682,458.03	1,070,858,312.95	短期借款	10	61		179,000,000.00	977,766,600.00	1,162,924,328.21
短期投资	2	2	93,201,014.90	93,201,014.90		2,970.00	应付票据		62				
应收票据		3					应付帐款	11	63	133,174,960.14	144,965,296.57	71,127,844.75	91,904,025.55
应收股利	3	4	9,224,012.32	206,908.02	183,845.98	183,845.98	预收帐款	12	64	1,225,606,289.91	1,239,038,229.83	802,106,112.28	831,940,267.28
应收利息		5					应付工资		65	7,004,658.52	7,004,658.52	8,045,756.65	8,045,756.65
应收帐款	4	6		6,282,640.30		36,588,855.10	应付福利费		66	5,519,077.74	4,806,922.32	6,238,464.64	12,814,619.22
其他应收款	5	7	240,417,596.30	210,056,214.11	151,260,246.06	108,417,905.23	应付股利	13	67	95,148,200.00	99,101,348.13	1,764,000.00	1,764,000.00
预付帐款	6	8	118,137,635.27	118,137,635.27	198,955,401.96	200,925,421.52	应交税金	14	68	82,390,711.54	89,400,036.82	-1,268,893.49	12,533,922.97
应收补贴款		9					其他应交款	15	69	-50,050.00	39,604.10		197,427.36
存货	7	10	4,449,307,761.49	5,007,156,176.40	4,698,515,998.68	5,335,594,459.02	其他应付款	16	70	512,902,830.97	142,067,054.58	572,170,658.25	316,414,013.66
待摊费用		11					预提费用	17	71	438,858,185.01	560,239,635.01	84,772,900.00	84,772,900.00
							预计负债		72				
一年内到期的长期债权投资		21					应付利息						
其他流动资产		24			82,766,000.00	82,766,000.00	一年内到期的长期负债		78			160,000,000.00	160,000,000.00
流动资产合计		30	6,432,351,721.35	7,105,838,319.73	6,094,363,950.71	6,835,337,789.80	其他流动负债		79				
							流动负债合计		80	2,500,554,863.83	2,469,662,785.90	2,682,723,443.08	2,683,311,260.9[illegible]
长期投资：	8						长期负债：						
长期股权投资		31	925,627,818.06	524,902,404.77	1,066,421,269.20	612,372,189.37	长期借款		81			30,000,000.00	30,000,000.0[illegible]
长期债权投资		32	97,620.00	100,590.00	97,620.00	97,620.00	应付债券		82				
长期投资合计		33	925,725,438.06	525,002,994.77	1,066,518,889.20	612,469,809.37	长期应付款		83				
其中：合并价差（贷差以"-"号表示，合并报表填列）		34		1,843,152.65		2,106,460.05	专项应付款		84				
		35					其他长期负债		85				
固定资产：	9						长期负债合计		87			30,000,000.00	30,000,000.0[illegible]
固定资产原价		39	93,692,311.71	114,465,590.90	92,900,221.71	114,836,724.52	递延税项：						
减：累计折旧		40	20,664,284.68	37,716,966.52	17,700,525.10	34,341,947.30	递延税款贷项		89				
固定资产净值		41	73,028,027.03	76,748,624.38	75,199,696.61	80,494,777.22	负债合计		90	2,500,554,863.83	2,469,662,785.90	2,712,723,443.08	2,713,311,260.9[illegible]
减：固定资产减值准备		42											
固定资产净额		43	73,028,027.03	76,748,624.38	75,199,696.61	80,494,777.22	少数股东权益（合并报表填列）		91		394,015,343.30		394,344,992.1[illegible]
工程物资		44											
在建工程		45					股东权益：						
固定资产清理		46					股本	18	92	1,867,684,000.00	1,867,684,000.00	1,867,684,000.00	1,867,684,000.0[illegible]
固定资产合计		50	73,028,027.03	76,748,624.38	75,199,696.61	80,494,777.22	资本公积	19	93	1,322,485,008.55	1,317,482,572.28	1,312,779,321.37	1,312,779,321.3[illegible]
无形资产及其他资产：							盈余公积	20	94	865,192,130.46	1,055,495,166.88	717,931,207.86	907,659,718.6[illegible]
无形资产		51					其中：法定公益金		95	315,497,374.88	408,072,616.64	266,410,400.68	358,570,297.1[illegible]
长期待摊费用		52					减：未确认的投资损失（合并报表填列）		96				
其他长期资产		53					未分配利润	21	97	875,189,183.60	603,250,070.52	624,964,564.21	332,523,083.3[illegible]
无形资产及其他资产合计		54											
递延税项：							外币报表折算差额（合并报表填列）		98				
递延税款借项		56					股东权益合计		99	4,930,550,322.61	4,843,911,809.68	4,523,359,093.44	4,420,646,123.3[illegible]
资产总计		60	7,431,105,186.44	7,707,589,938.88	7,236,082,536.52	7,528,302,376.39	负债和股东权益总计		100	7,431,105,186.44	7,707,589,938.88	7,236,082,536.52	7,528,302,376.[illegible]

所附附注为本会计报表的组成部分

招商银行股份有限公司2002年年度报告摘要

(上接第29版)

7.2 主营业务收入的种类构成

(单位:人民币千元)

业务种类	业务收入
贷款	7,909,067
拆借、存放等同业业务	950,347
债券投资	2,226,819
其他业务	709,907
合计	11,796,140

7.3 主营业务收入、主营业务利润的地区构成

(单位:人民币百万元)

地 区	主营业务收入	主营业务利润
华南地区	4,581	442
华东地区	2,485	691
华北、东北地区	2,684	956
其他地区	2,046	459
合计	11,796	2,548

7.4 采购和销售客户情况
□适用 □√不适用

7.5 参股公司经营情况(适用投资收益占净利润10%以上的情况)
□适用 □√不适用

7.6 主营业务及其结构发生重大变化的原因说明

与前一报告期相比,报告期内公司主营业务未发生重大变化。公司根据中国人民银行批准的经营范围开展业务活动。存贷款业务、同业存放与拆放业务、债券投资业务以及结算、代理业务等为公司收入的主要来源。报告期内公司经人民银行批准恢复了离岸资产业务。报告期内公司不存在对利润产生重大影响的其他经营活动。

7.7 主营业务盈利能力(毛利率)与上年相比发生重大变化的原因说明

报告期,公司毛利率(即营业利润/营业收入)为21.6%,比上年高2.23个百分点。主要由于调整资金结构,提高资金使用效益所致。

7.8 经营成果和利润构成与上年度相比发生重大变化的原因分析

报告期,公司实现净利润1,734,270千元,比上年增长26.1%,主要原因是存贷款规模扩大,严格成本管理等因素。

整体财务状况与上年度相比发生重大变化的原因分析

与上年度相比,公司资产总额增长39.55%,负债增长36.04%、股东权益增长226.37%,各项财务指标均有所增长。主要原因是,报告期内机构网点增加、机构单产提高、产品和服务创新力度加大,溢价发行股票,当年净利润增长等因素。

7.9 对生产经营环境以及宏观政策、法规产生重大变化已经、正在或将要对公司的财务状况和经营成果产生重要影响的说明

根据《财政部国家税务总局关于降低金融保险营业税税率的通知》(财税[2001]21号)的规定,本报告期的营业税税率减按6%计缴。该税收政策变化减少公司本年度营业税金及附加约0.9亿元。

根据中国人民银行《关于降低存、贷款利率的通知》(银发[2002]48号),从2002年2月21日起,金融机构人民币存、贷款年利率分别下调0.25、0.50个百分点。本次利率调整,使银行利差缩小0.25个百分点,本公司通过扩大业务规模,改善资产结构等措施,消化了此项不利因素的影响,保持了收入的稳步增长。

根据财政部《关于印发〈金融企业会计制度〉的通知》(财会[2001]49号),公司自2002年1月1日起执行《金融企业会计制度》。鉴于公司于上市审计时已按照《企业会计制度》(财会[2000]25号)和中国证监会《公开发行证券的公司信息披露规范问答第5号:分别按国内外会计准则编制的财务报告差异及其披露》(证监会会计字[2001]60号),《金融企业会计制度》与《企业会计制度》在主要规定方面基本一致,公司境内外会计报表有关会计估计已基本一致。

7.10 完成盈利预测的情况
□适用 □√不适用

7.11 完成经营计划情况
□适用 □√不适用

7.12 募集资金使用情况

公司于2002年4月1日首次公开发行人民币普通股15亿股,每股发行价7.30元,实际募集资金净额107.7亿元,已于2002年4月2日全部到位。根据招股说明书的承诺,募集资金已全部用于补充资本金,提高了资本充足率和抗风险能力。公司严格按照募集资金使用计划的承诺,合理运用募集资金,具体情况如下:

1、机构网点建设:计划投入35亿元,报告期内已投入16.9亿元,其中对厦门分行、郑州分行、哈尔滨分行各拨付1亿元营运资金,对现有营业网点合计补充拨付营运资金13.9亿元。

2、电子化建设:计划投入23亿元,报告期内已投入3.8亿元。

3、人才培训:计划投入2亿元,报告期内已投入0.15亿元。

4、购建固定资产:计划投入10亿元,报告期内已投入3.3亿元。

5、剩余资金用于公司的日常运营。

变更项目情况
□适用 □√不适用

7.13 非募集资金项目情况
□适用 □√不适用

7.14 董事会对会计师事务所"非标意见"的说明
□适用 □√不适用

7.15 董事会新年度的经营计划

2003年全行的主要业务指标是:资产总额力争达到4700亿元,存款总额力争达到3600亿元,贷款总额力争达到2500亿元,不良资产率按"五级"分类口径控制在5%以内。

新年度盈利预测
□适用 □√不适用

7.16 董事会本次利润分配预案

公司2002年度经审计的境内会计报表税后利润为17.34亿元,经审计的境外会计报表税后利润为18.47亿元。2002年度利润分配预案为:按照境内报表税后利润的10%提取法定公积金,计1.734亿元;按照境内报表税后利润的10%提取法定公益金,计1.734亿元;境内报表可供股东分配利润为13.87亿元,境外报表可供股东分配利润15亿元,根据中国证监会证监会会计字[2001]58号规定按照孰低原则进行分配,即按照境内审计会计报表可分配利润数进行分配,按可供分配利润的40%用于现金股利分配,按总股本5,706,818,030股计算,每10股现金分红1.2元(含税),计分配现金股利6.848亿元。经上述分配后,剩余的未分配利润结转下年。

以上利润分配预案须经公司2002年度股东大会审议通过后两个月内实施。

§8 重要事项

8.1 收购资产
□适用 □√不适用

8.2 出售资产
□适用 □√不适用

8.3 重大担保
□适用 □√不适用

报告期内,公司除中国人民银行批准的经营范围内的金融担保业务外,没有其他需要披露的重大担保事项。

8.4 关联债权债务往来

1、公司没有控制关系的关联方。

2、公司与关联方的关联交易主要涉及银行存款和贷款业务。公司在处理关联交易时,与处理一般客户的银行业务一致,严格按照有关法律、法规及公司制定的各项业务管理规章制度进行操作,对公司的经营成果和财务状况没有产生负面影响。

3、公司对持有本公司5%及5%以上股份股东的贷款情况如下:

(单位:人民币万元)

股东名称	持有股权(股)	2002年末贷款余额	2001年末贷款余额
中国远洋运输(集团)总公司	491,344,193	49,664.00	128,701.00
广州海运(集团)有限公司	325,140,920	20,000.00	30,200.00
小计	816,485,113	69,664.00	158,901.00
注:上述关联方贷款金额均不超过其在本公司的投资额			

8.5 委托理财
□ 适用 □√不适用

8.6 承诺事项履行情况
□适用 □√不适用

8.7 重大诉讼仲裁事项
□适用 □√不适用

8.8 独立董事履行职责的情况

2002年6月2日,本公司召开的2001年年度股东大会审议通过了《关于聘任独立董事的议案》,增选丁玮、何迪为公司第五届董事会独立董事,达到中国证监会《关于在上市公司建立独立董事制度的指导意见》的要求。报告期内,两位独立董事勤勉尽职,认真参加董事会会议并审议各项议题,充分发挥了独立董事作用,促进了董事会决策的科学性和客观性。

§9 监事会报告

监事会认为公司依法运作、公司财务情况、公司募集资金使用、公司收购、出售资产交易和关联交易不存在问题。

§10 财务报告

10.1 审计意见

公司2002年度财务报告已经毕马威华振会计师事务所和毕马威会计师事务所分别根据国内和国际审计准则审计,注册会计师出具了标准无保留意见的审计报告。

10.2 资产负债表、利润表和当年的现金流量表(见附表)。

10.3 报告期会计政策、会计估计和核算方法变化说明

1、根据财政部《关于印发〈金融企业会计制度〉的通知》(财会[2001]49号),公司自2002年1月1日起执行《金融企业会计制度》。

2、根据中国人民银行《关于印发〈银行贷款损失准备计提指引〉的通知》(银发[2002]98号)的有关规定,从2002年1月1日起,公司对呆帐准备金计提政策进行调整。其中,对正常类贷款的呆帐计提比例由原来的2%调减为1.5%;增加对贴现、拆出资金按其余额的1%差额计提呆帐准备。呆帐准备计提方法改变使本报告期内资产准备支出增加0.02亿元。

3、根据财政部颁发的《金融企业会计制度》(财会[2001]49号)第七条关于"金融企业的会计核算应当以权责发生制为基础"的规定,本公司自2002年1月1日起对贴现利息按照权责发生制核算,即在贴现业务发生时按贴现票据的到期价值、当期持有时间及适用利率计算确认,计入相关各期损益。由于此项核算办法的改变,使报告期内减少净利润2,420万元。根据《金融企业会计制度》第一百零九条关于"金融企业按照法律或会计制度等行政法规、规章要求变更会计政策时,……应当采用追溯调整法进行处理"的规定,本公司对由于贴现核算办法的改变造成的影响对以前年度的累计未分配利润进行了调整,调减以前年度未分配利润2.04亿元。

10.4 与最近一期年度报告相比,合并范围未发生变化。

董事长:秦晓

招商银行股份有限公司董事会

二〇〇三年四月十六日

(上接第29版)

8、审议《关于监事会成员变更的议案》;

9、审议《关于修订<公司章程>的议案》;

10、审议《关于修订<股东大会议事规则>的议案》;

11、审议《关于修订<董事会议事规则>的议案》;

12、审议《关于修订<监事会议事规则>的议案》;

13、审议《关于授权董事会秘书负责处理公司章程修订相关手续的议案》;

14、审议《关于聘请2003年度会计师事务所及其报酬的议案》;

15、审议《关于外部监事津贴的议案》;

16、审议《关于监事会财务费用预算的议案》;

17、审议《关于建立董事、监事和高管人员风险基金的议案》。

(四)出席会议对象:

1、截止2003年5月12日下午收市后在中国证券登记结算有限责任公司上海分公司登记在册的本公司股东或其合法代表人;

2、本公司董事、监事及高级管理人员,公司聘请的律师。

(五)会议登记办法:

1、法人股股东代表持营业执照复印件(须加盖公章)、股东帐户卡、授权委托书和股东代表本人身份证办理登记手续;

2、社会公众股股东持股东帐户卡、本人身份证办理登记手续;受托代理人持授权委托书、委托人及代理人的身份证、委托人股东帐户卡办理登记手续;

3、异地股东可以用信函或传真方式登记。

(六)会议登记时间:

2003年5月21日至22日(上午9:00-11:00;下午2:30-5:00)。

(七)登记地点:

深圳市深南大道7088号招商银行大厦49层董事会办公室

邮编:518040

联系电话:0755-83195882、83195883、83195832

传 真:0755-83195109、83195200

联 系 人:吴涧兵、陈欲晓、吕岚、冯冠南

(八)会期半天,与会股东食宿及交通费自理。

招商银行股份有限公司董事会

2003年4月16日

授权委托书

兹委托　　　先生(女士)代表我单位(个人)出席招商银行股份有限公司2002年度股东大会,并代为行使表决权。

委托人签名:　　　　受托人签名:

委托人身份证号码:　　　　受托人身份证号码:

委托人持股数:　　　　委托日期:

委托人股东帐号:

附件一:董事候选人简历

陈小宪,男,48岁,经济学博士,高级经济师。主要工作经历:1982年至1990年,在中国人民银行北京市分行计划处工作,历任副处长、处长;1991年至1992年,任中国人民银行北京市分行行长助理兼计划处处长;1992年至1994年,任中国人民银行北京市分行副行长兼

1987年11月任辽宁省税务局局长,辽宁省财政厅副厅长、兼党组副书记(兼);1987年11月至1988年4月任辽宁省审计局局长、书记;1988年4月至1994年7月任国家税务局、国家税务总局副局长;1994年7月至1998年5月任国家税务总局副局长(副部长级);1998年5月至2000年1月任国家税务总局党组副书记、副局长。1996年至今兼任中国国际税收研究会会长。

丁慧平,男,46岁,企业经济博士,教授、博士生导师。主要工作经历:1982年2月至1985年,在西北铁合金厂任工程师;1985年5月至1987年9月,在甘肃省科委专利成果处任工程师;1987年赴瑞典留学,1991年获瑞典林彻平大学工学副博士学位,1992年获瑞典林彻平大学企业经济学博士学位;1992年11月至1993年12月瑞典林彻平大学从事企业经济博士后研究。1994年至1998年,任北方交通大学工业管理系副教授;1998年至今,任北方交通大学经济管理学院教授、博士生导师。

附件三

招商银行股份有限公司

独立董事提名人声明

提名人招商银行股份有限公司董事会现就提名杨鹍、杨军、卢仁法、丁慧平为招商银行股份有限公司第五届董事会独立董事候选人发表公开声明,被提名人与招商银行股份有限公司之间不存在任何影响被提名人独立性的关系,具体声明如下:

本次提名是在充分了解被提名人职业、学历、职称、详细工作经历、全部兼职等情况后作出的(被提名人详细履历见附件),被提名人已书面同意出任招商银行股份有限公司第五届董事会独立董事候选人(附:独立董事候选人声明书),提名人认为被提名人:

一、根据法律、行政法规及其他有关规定,具备担任上市公司董事的资格;

二、符合招商银行股份有限公司章程规定的任职条件;

三、具备中国证监会《关于在上市公司建立独立董事制度的指导意见》所要求的独立性:

1、被提名人及其直系亲属、主要社会关系均不在招商银行股份有限公司及其附属企业任职;

2、被提名人及其直系亲属不是直接或间接持有该上市公司已发行股份1%的股东,也不是该上市公司前十名股东;

3、被提名人及其直系亲属不在直接或间接持有该上市公司已发行股份5%以上的股东单位任职,也不在该上市公司前五名股东单位任职;

4、被提名人在最近一年内不具有上述三项所列情形;

5、被提名人不是为该上市公司及其附属企业提供财务、法律、管理咨询、技术咨询等服务的人员;

四、包括招商银行股份有限公司在内,被提名人兼任独立董事的上市公司数量不超过5家。

本提名人保证上述声明真实、完整和准确,不存在任何虚假陈述或误导成分,本提名人完全明白作出虚假声明可能导致的后果。

提名人:招商银行股份有限公司董事会

2003年4月16日

招商银行股份有限公司

独立董事候选人声明

声明人杨鹍,作为招商银行股份有限公司第五届董事会独立董事候选人,现公开声明本人与招商银行股份有限公司之间在本人担任该公司独立董事期间保证不存在任何影响本人独立性的关系,具体声明如下:

一、本人及本人直系亲属、主要社会关系不在该公司或其附属企业任职;

二、本人及本人直系亲属没有直接或间接持有该公司已发行股份的1%或1%以上;

三、本人及本人直系亲属不是该公司前十名股东;

四、本人及本人直系亲属不在直接或间接持有该公司已发行股份5%或5%以上的股东单位任职;

五、本人及本人直系亲属不在该公司前五名股东单位任职;

六、本人在最近一年内不具有前五项所列举情形;

七、本人没有为该公司及其附属企业提供财务、法律、管理咨询、技术咨询等服务;

八、本人没有从该上市公司及其主要股东或有利害关系的机构和人员取得额外的、未予披露的其他利益;

九、本人符合该公司章程规定的任职条件。

另外,包括招商银行股份有限公司在内,本人兼任独立董事的上市公司数量不超过5家。

本人完全清楚独立董事的职责,保证上述声明真实、完整和准确,不存在任何虚假陈述或误导成分,本人完全明白作出虚假声明可能导致的后果。中国证监会可依据本声明确认本人的任职资格和独立性。本人在担任该公司独立董事期间,将遵守中国证监会发布的规章、规定、通知的要求,确保有足够的时间和精力履行职责,作出独立判断,不受公司主要股东、实际控制人或其他与公司存在利害关系的单位或个人的影响。

声明人:杨军

2003年4月16日

招商银行股份有限公司

独立董事候选人声明

声明人卢仁法,作为招商银行股份有限公司第五届董事会独立董事候选人,现公开声明本人与招商银行股份有限公司之间在本人担任该公司独立董事期间保证不存在任何影响本人独立性的关系,具体声明如下:

一、本人及本人直系亲属、主要社会关系不在该公司或其附属企业任职;

二、本人及本人直系亲属没有直接或间接持有该公司已发行股份的1%或1%以上;

三、本人及本人直系亲属不是该公司前十名股东;

四、本人及本人直系亲属不在直接或间接持有该公司已发行股份5%或5%以上的股东单位任职;

五、本人及本人直系亲属不在该公司前五名股东单位任职;

六、本人在最近一年内不具有前五项所列举情形;

七、本人没有为该公司及其附属企业提供财务、法律、管理咨询、技术咨询等服务;

八、本人没有从该上市公司及其主要股东或有利害关系的机构和人员取得额外的、未予披露的其他利益;

九、本人符合该公司章程规定的任职条件。

另外,包括招商银行股份有限公司在内,本人兼任独立董事的上市公司数量不超过5家。

本人完全清楚独立董事的职责,保证上述声明真实、完整和准确,不存在任何虚假陈述或误导成分,本人完全明白作出虚假声明可能导致的后果。中国证监会可依据本声明确认本人的任职资格和独立性。本人在担任该公司独立董事期间,将遵守中国证监会发布的规章、规定、通知的要求,确保有足够的时间和精力履行职责,作出独立判断,不受公司主要股东、实际控制人或其他与公司存在利害关系的单位或个人的影响。

声明人:丁慧平

2003年4月16日

A股简称:招商银行　A股代码:600036　公告编号:2003-006

招商银行股份有限公司第五届监事会第十次会议决议公告

招商银行股份有限公司第五届监事会第十次会议于2003年4月14日至16日在北京香格里拉酒店召开,王奇岩监事长主持了会议,会议应到监事8名,实到监事6名,符合《公司法》及公司章程的规定。会议审议通过了以下决议:

一、审议通过了公司《2002年度监事会工作报告》;

本决议事项提交公司2002年年度股东大会审议。

二、审议通过了公司《2002年度行长工作报告》;

三、审议通过了公司《2002年年度报告》全文及摘要;

四、审议通过了公司《2002年度财务决算及2003年度财务预算报告》;

五、审议通过了公司《2002年度利润分配预案》;

六、审议通过了《关于聘请2003年度会计师事务所及其报酬的议案》;

七、审议通过了《关于监事会成员变更的议案》;

同意钟茂如、刘克非、汤秋瑾、杨建华辞去公司监事职务,推选朱根林、陈浩鸣、李毅、吴嘉启为公司第五届监事会监事候选人;张余庆为公司第五届监事会外部监事候选人,任期与公司第五届监事会成员任期相同。上述候选人简历见附件。

本决议事项提交公司2002年年度股东大会审议。

八、审议通过了《关于修订<公司章程>的议案》;

九、审议通过了《关于修订<监事会议事规则>的议案》;

修订后的《监事会议事规则》见上海证券交易所网站www.sse.com.cn。

本决议事项提交公司2002年年度股东大会审议。

十、审议通过了《关于授权监事会办公室负责处理更换监事会成员相关手续的议案》;

十一、审议通过了《关于建立董事、监事和高管人员风险基金的议案》。

招商银行股份有限公司监事会

2003年4月16日

附件

监事候选人简历

朱根林,男,现年47岁,经济学硕士,高级经济师、副研究员。主要工作经历:1983年至1993年,在上海财经大学工作;1993年至1997年,任上海国际信托投资公司计划部经理;1997年至1998年,任上海国际信托投资公司基金投资管理部经理兼上投投资管理公司总经理;1998年至2000年,任上海汽车集团财务有限责任公司总经理及法人代表;2000年2月至2002年2月任上海汽车(工业)集团总公司副总会计师兼上海汽车集团财务有限责任公司总经理;2002年2月至2002年11月任上海汽车工业(集团)总公司财务总监兼上海汽车集团财务有限责任公司总经理、党总支书记;2002年11月至今任上海汽车工业(集团)总公司财务总监。兼任招商银行股份有限公司董事。

国家外汇管理局北京市分局副局长；1994年至2000年，任招商银行北京分行行长，其中1994年至1997年兼任招商银行董事；2000年至2001年，任招商银行副行长，2001年5月至今任招商银行常务副行长。兼任中国人民大学财政金融学院教授等职。

陈伟，女，43岁，经济学硕士，高级经济师。主要工作经历：1984年至1991年，任中国人民银行深圳经济特区分行资金计划处科长、副处长，1991年至1993年，任中国人民银行深圳经济特区分行金融管理处处长，1993年3月至今任招商银行副行长。

附件二：独立董事候选人简历

杨鹓，女，47岁，工商管理硕士、高级经济师。主要工作经历：1983年7月至1987年9月，任中国银行国际金融研究所助理研究员；1987年9月至1990年9月，任香港中银集团经济研究部副经济研究员；1991年6月至1994年3月，任招商银行证券部总经理；1994年3月至1998年12月，任深圳中大投资管理公司常务副总经理；1999年1月至2001年10月，任长盛基金管理公司副总经理；2000年6月至2002年8月，任深圳中大投资公司总经理；2002年8月至今，任中信基金管理有限责任公司筹备组组长。

杨军，男，44岁，法学博士，中国律师、美国律师。主要工作经历：1983年至1986年，任北京对外经济律师事务所律师；1989年至1991年，任乌智诺斯律师事务所律师；1991年至1994年，任美国国际集团律师；1994年至1995年，任高盛亚洲执行总裁；1995年至1996年，任所罗门兄弟公司副总裁；1996年至1997年，任汉鼎亚太公司董事总经理；1997年至2001年，任中银国际控股有限公司董事总经理；2001年至今，任平安保险公司顾问。杨先生还兼任中远股份、中海工程独立董事；中粮集团、嘉佳金融顾问；宋庆龄基金理事。

卢仁法，男，64岁，大学，高级经济师。主要工作经历：1960年2月至1962年6月任辽宁财经学院助教；1962年6月至1976年4月任旅大市财政局科员；1976年4月至1978年5月任旅大市财税局工财科科长；1978年5月至1981年6月任大连市财税局副局长；1981年6月至1983年7月任大连市税务局副书记、副局长；1983年7月至1984年7月任辽宁省税务局局长；1984年7月至1986年7月任辽宁省税务局局长、分党组书记；1986年7月至

一、本人及本人直系亲属、主要社会关系不在该公司或其附属企业任职；

二、本人及本人直系亲属没有直接或间接持有该公司已发行股份的1%或1%以上；

三、本人及本人直系亲属不是该公司前十名股东；

四、本人及本人直系亲属不在直接或间接持有该公司已发行股份5%或5%以上的股东单位任职；

五、本人及本人直系亲属不在该公司前五名股东单位任职；

六、本人在最近一年内不具有前五项所列举情形；

七、本人没有为该公司及其附属企业提供财务、法律、管理咨询、技术咨询等服务；

八、本人没有从该上市公司及其主要股东或有利害关系的机构和人员取得额外的、未予披露的其他利益；

九、本人符合该公司章程规定的任职条件。

另外，包括招商银行股份有限公司在内，本人兼任独立董事的上市公司数量不超过5家。

本人完全清楚独立董事的职责，保证上述声明真实、完整和准确，不存在任何虚假陈述或误导成分，本人完全明白作出虚假声明可能导致的后果。中国证监会可依据本声明确认本人的任职资格和独立性。本人在担任该公司独立董事期间，将遵守中国证监会发布的规章、规定、通知的要求，确保有足够的时间和精力履行职责，作出独立判断，不受公司主要股东、实际控制人或其他与公司存在利害关系的单位或个人的影响。

声明人：杨鹓

2003年4月16日

招商银行股份有限公司

独立董事候选人声明

声明人杨军，作为招商银行股份有限公司第五届董事会独立董事候选人，现公开声明本人与招商银行股份有限公司之间在本人担任该公司独立董事期间保证不存在任何影响本人

实际控制人或其他与公司存在利害关系的单位或个人的影响。

声明人：卢仁法

2003年4月16日

招商银行股份有限公司

独立董事候选人声明

声明人丁慧平，作为招商银行股份有限公司第五届董事会独立董事候选人，现公开声明本人与招商银行股份有限公司之间在本人担任该公司独立董事期间保证不存在任何影响本人独立性的关系，具体声明如下：

一、本人及本人直系亲属、主要社会关系不在该公司或其附属企业任职；

二、本人及本人直系亲属没有直接或间接持有该公司已发行股份的1%或1%以上；

三、本人及本人直系亲属不是该公司前十名股东；

四、本人及本人直系亲属不在直接或间接持有该公司已发行股份5%或5%以上的股东单位任职；

五、本人及本人直系亲属不在该公司前五名股东单位任职；

六、本人在最近一年内不具有前五项所列举情形；

七、本人没有为该公司及其附属企业提供财务、法律、管理咨询、技术咨询等服务；

八、本人没有从该上市公司及其主要股东或有利害关系的机构和人员取得额外的、未予披露的其他利益；

九、本人符合该公司章程规定的任职条件。

另外，包括招商银行股份有限公司在内，本人兼任独立董事的上市公司数量不超过5家。

本人完全清楚独立董事的职责，保证上述声明真实、完整和准确，不存在任何虚假陈述或误导成分，本人完全明白作出虚假声明可能导致的后果。中国证监会可依据本声明确认本人的任职资格和独立性。本人在担任该公司独立董事期间，将遵守中国证监会发布的规章、

[illegible]，男，现年[illegible]岁，[illegible]。主要工作经历：[illegible]年至1993年，在中国海洋石油总公司设计公司工作；1993年至1997年，在中国海洋石油总公司财务部工作；1997年至2000年，任中国海洋石油总公司财务部资产处处长；2000年11月至今，任中海石油投资控股公司总经理。兼任招商银行股份有限公司董事。

李毅，男，现年58岁，大学本科，高级经济师。主要工作经历：1971年至1982年，任山东省交通邮政局计财劳组干部；1982年至1998年，任山东省交通厅计财处科长、副处长、处长；1998年5月至今任山东省交通开发投资公司总经理。兼任山东省交通进出口有限公司副董事长、香港通高发展有限公司董事长、山东基建股份有限公司独立董事、招商银行股份有限公司董事。

吴嘉启，男，现年56岁，大学本科毕业。主要工作经历：1967年至1972年，在交通部中南公路工程处工作；1972年至1974年，在广东省公路运输管理局工作；1974年至1976年，中共广东省委党校理论班学员；1976年至1981年，任广东省交通厅宣传科干事；1981年至1982年，任省交通厅宣传科副科长；1982年至1983年，任广州汽车运输公司保养厂党总支书记；1983年至1990年，任广东省交通厅宣教处副处长、政治处副处长；1990年至1998年，任广东省交通厅直属机关党委副书记、办公室主任；1998年5月至今任广东省公路管理局党委书记。兼任招商银行股份有限公司董事。

张余庆，男，现年55岁，大学本科毕业，高级会计师，注册会计师。主要工作经历：1982年8月至1985年6月，在上海港务局财务科科员、副科长、科长；1985年至1993年3月，任上海港务局财务处副处长；1993年4月至1999年3月，任上海港务局财务处处长；1999年4月至2000年5月，任上海港务局审计处处长；2000年6月至今，任上海华源企业发展股份有限公司财务总监。

上海陆家嘴金融贸易区开发股份有限公司2002年年度报告摘要

（上接第30版）

证券代码：A股600663　B股900932　证券简称：陆家嘴　编号：临2003-003

上海陆家嘴金融贸易区开发股份有限公司第三届董事会第六次会议暨关于召开2002年度股东大会的公告

公司第三届董事会第六次会议于2003年4月16日在本部会议室举行。董事应到人数7人，实到人数7人，董事长康慧军主持会议。公司监事及部分高管人员列席会议。符合《公司法》和《公司章程》的有关规定，经与会董事认真审议，会议通过如下议案：

一、公司2002年年度报告和年报摘要；

二、公司《2002年董事会工作报告》；

三、公司《2002年度财务决算报告》；

四、公司《2003年度财务预算报告》；

五、公司2002年年度利润分配预案；

经安永大华会计师事务所有限公司按照中国会计制度进行审计，2002年本公司实现净利润512,236,054.26元，减去按公司章程规定提取的10%法定盈余公积金、10%法定公益金、10%任意盈余公积金和子公司的盈余公积金等项共计147,835,448.24元，扣除外商投资子公司提取的奖福基金289,418.82元，加上年初未分配利润332,523,083.32元，本年度可分配利润为696,634,270.52元（按罗兵咸永道会计师事务所审计结果，本年度可分配利润为863,505,000元，根据二者孰低原则，取国内准则审计结果）。公司拟以2002年末总股本186,768.4万股为基数，向全体股东每10股派出现金0.5元人民币（含税），共计人民币9338.42万元，其余未分配利润结转下年度，本年度不进行送股，也不进行资本公积金转增股本。

六、关于修改公司章程的议案；

原公司章程第十三条　修改为：公司经营范围是：房地产开发、经营、销售、出租和中介；市政公用基础设施的开发建设、动拆迁、工程承包与装饰和设备安装；广告、仓储、餐厅、商业；区内外的项目投资、市内运输及技术咨询。

第一百三十九条 修改为：公司股东大会授权董事会行使不超过公司净资产的10%的投资决策权（公司净资产以最近一次经审计的数额为准），为确保董事会的工作效率，经董事会同意授权董事长可行使单笔不超过公司净资产5%的短期投资决策权，投资情况应定期向董事会报告。超过以上规模的公司经营活动应由公司股东大会批准。

七、关于公司出租用房摊销政策会计估计变更得议案；

为使出租物业摊销年限能更准确地反映物业出租收入和成本负担的真实情况，以及出租物业的实际可使用年限，决定将原摊销年限20年延长至30年。该项会计估计变更后，本年度公司的净利润增加895万元，约占本年度净利润的1.74%。

八、关于公司向银行申请贷款授信额度的议案；

根据公司日常经营业务及再投资项目的实际资金需求情况，公司拟向中国工商银行上海分行、浦东发展银行等银行申请贷款授信额度累计人民币15亿元，期限为1年，即贷款到位之日起计算。同时，公司董事会授权董事长在上述授信额度范围内签署有关贷款的全部法律文件。

九、关于设立董事会战略、薪酬和考核委员会的议案；

公司董事会战略委员会成员7名，主任委员：康慧军

委员：朱国兴、钱隐宏、汪雅谷、瞿承康、姚锡棠、黄锡熊

公司薪酬和考核委员会成员3名，主任委员：姚锡棠

委员：康慧军、黄锡熊

十、关于聘用会计师事务所的议案；

决定续聘安永大华会计师事务所有限公司为公司2003年度国内审计机构；续聘香港罗兵咸永道会计师事务所为公司2003年度国际审计机构。

十一、关于调整公司独立董事年度津贴的议案；

结合上海地区和公司发展的实际情况，建议独立津贴标准调整为人民币5万元（含税）。

十二、关于为控股子公司继续提供1.75亿元担保的议案；

上海陆家嘴金融贸易区联合发展有限公司系公司控股子公司，该贷款一直系本公司担保，将在本年度的9月份到期（具体详见年报摘要7.3重大担保），本公司愿意继续为其提供担保；同时，为提高董事会工作效率，公司董事会授权公司董事长在不增加担保总额的前提下履行续保手续。截至报告期末，公司对外担保总额为5.525亿元，占公司净资产的11.4%。

十三、关于向控股股东购买动迁商品房的议案：（具体参见关联交易公告）

公司共有董事7名，其中内部关联董事4名，独立董事2名，外部董事1名，为保证董事会决议的有效性，关联董事未回避事项表决，但关联董事做出如下的声明：站在全体股东利益的立场上参加本次关联交易表决，保证关联交易不损害公司及全体股东的利益。本公司7名董事一致同意通过此项关联交易议案，2名独立董事对关联交易发表了独立董事声明，对此项交易持赞同意见。

公司董事会决定于2003年6月18日召开2002年度股东大会，现将股东大会有关事项公告如下：

一、股东大会提案

1、2002年度董事会工作报告

2、2002年度监事会工作报告

3、2002年度财务决算报告

4、2002年度利润分配预案

5、关于修改公司章程的议案；

6、关于公司向银行申请贷款授信额度的议案；

7、关于调整公司独立董事年度津贴的议案；

8、关于续聘用会计师事务所的议案；

二、股东大会有关事项

1、会议时间：2003年6月18日（星期三）上午9:30

2、会议地点：视登记情况另行公告

3、会议出席对象：

（1）2003年6月3日下午收市后在中国证券登记结算公司上海分公司登记在册的本公司A股股东和2003年6月6日下午收市后登记在册的B股股东（B股最后交易日为6月3日）或其代理人。

（2）公司董事、监事和其他高级管理人员。

4、会议登记办法：

（1）社会公众股东持股东帐户卡、身份证（或单位证明）办理登记；凡委托他人出席会议的，应同时持授权委托书和代理人身份证办理登记。境外或外地股东可以信函或传真方式登记（来信或传真应提供具体清晰的股东帐号和身份证复印件及通讯所需具体联系方法并于6月6日之前到达）。

（2）法人股股东持股东帐户卡、法人代表委托书和代理身份证办理登记。

（3）登记时间：2003年6月6日9:00-16:00

（4）登记地点：浦东源深体育中心（地址：张杨路1458号）

交通：589、621、626、630、783路公交车

5、会议其他事项：

（1）本次股东大会会期半天，不发礼品，与会人士食宿自理。

（2）股东大会秘书处联系办法：

地址：上海市浦东新区浦东大道981号

邮编：200135

电话：（8621）58878888-529

传真：（8621）58873688

特此公告

附：授权委托书

上海陆家嘴金融贸易区开发股份有限公司董事会

二〇〇三年四月十八日

授权委托书

兹全权委托　　　　先生/女士代表我出席上海陆家嘴金融贸易区开发股份有限公司2002年年度股东大会，并对会议议题行使表决权。

委托人（签名）：　　委托人身份证号码：

委托人持股数：　　委托人股东帐号：

受托人姓名：　　受托人身份证号码：

委托日期：

股票代码：A股600663　B股900932　股票简称：陆家嘴　编号：临2003-004

上海陆家嘴金融贸易区开发股份有限公司关联交易公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或重大遗漏负连带责任。

一、关联交易概述

本公司于二00三年四月十日与上海陆家嘴（集团）有限公司在公司本部签署了购买动迁商品房地协议。总计金额为2218.9万元人民币；

上海陆家嘴（集团）有限公司是本公司的控股股东，持有本公司60.05%的股权。因此本次交易构成关联交易。

公司共有董事7名，其中内部关联董事4名，独立董事2名，外部董事1名，为保证董事会决议的有效性，关联董事未回避事项表决，但关联董事做出如下的声明：站在全体股东利益的立场上参加本次关联交易表决，保证关联交易不损害公司及全体股东的利益。本公司7名董事一致同意通过此项关联交易议案，2名独立董事对关联交易发表了独立董事声明，对此项交易持赞同意见。

二、关联方介绍

关联企业名称：上海陆家嘴（集团）有限公司

成立日期：1990年8月29日

住所：上海浦东大道981号

企业类型：有限责任公司（国有独资）

法定代表人：康慧军

注册资本：人民币174320万元

历史沿革：上海陆家嘴（集团）有限公司前身为上海陆家嘴金融贸易区开发公司，1997年12月经上海市人民政府批准改制形成，上海陆家嘴（集团）有限公司是上海市政府重点扶持的六十二家大型企业集团之一，主要负责区内土地的成片开发、综合经营和协调管理工作。

主营业务：房地产开发经营、市政基础设施、建设投资、投资咨询、实体投资、国内贸易、资产管理经营、信息等。

2001年度公司主要财务指标（经审计）：净资产为42.64亿元，净利润为137.70万元。

三、关联交易合同的主要内容

为支持上市公司的发展，控股股东同意将原有的剩余动迁房源共计151套，建筑面积9721.53平方米，总计购房款约2218.9万元，出售给本公司用于世纪大道开发的动迁房源备用，协议签署后的十个工作日内一次性完成支付上述款项。

四、合同的主要定价依据

经安永大华会计师事务所审计出具的意见，上述房源的转让价格系根据控股股东帐面成本加相应的营业税金及附加得出，双方经协商达成有关协议，拟将上述房源以每平方米以2282.47元的价格出售，总价为2218.9万元。

五、进行关联交易的目的及对本公司的影响

公司近期拟开发的世纪大道两侧系成熟居民区，目前市场所能提供适宜该地区居民动迁的商品房房源短缺，为继续推动陆家嘴金融贸易区的区域开发和支持上市公司发展，控股股东同意将上述剩余房源出售给本公司，这有利于保证本公司土地前期开发顺利实施，并为土地招商创造积极条件。

六、独立董事的意见

公司两位独立董事认为此项交易程序表决合法，符合《公司法》和《公司章程》的规定，交易符合"公开、公平、公正"的原则，对本公司长期发展有益，对此持肯定意见。

七、备查文件目录

1、公司董事会决议和独立董事签字确认的意见书；

2、经会计师事务所审计的价格确认函；

3、购房协议。

上海陆家嘴金融贸易区开发股份有限公司董事会

二〇〇三年四月十八日

股票代码：A股600663　B股900932　股票简称：陆家嘴　编号：临2003-005

上海陆家嘴金融贸易区开发股份有限公司第三届监事会第六次会议决议公告

上海陆家嘴金融贸易区开发股份有限公司第三届监事会第六次会议于2003年4月16日在公司本部会议室召开。会议应到监事3人，实到监事3人，会议由严军监事长主持，会议召开符合《公司法》和《公司章程》的有关规定。会议审议通过以下决议：

1 公司2002年年度报告及其摘要；

2 2002年度监事会工作报告；

3 公司向控股股东购买动迁商品房的议案；

监事会认为该项交易程序表决合法，交易定价合理，符合"公开、公平、公正"的原则，有助于解决公司动迁商品房源短缺的困难。

4关于变更公司出租房产摊销年限会计估计的议案；

监事会认为该项会计估计变更使公司出租物业摊销年限能更准确地反映物业出租收入和成本负担的真实情况，能够更准确地提供有关企业经营成果的会计信息，同时符合目前的企业会计制度政策。

特此公告。

上海陆家嘴金融贸易区开发股份有限公司

二〇〇三年四月十八日

安阳钢铁股份有限公司
2003 年第一季度报告

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 没有董事声明对本季度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 公司本季度财务报告未经审计。

1.4公司独立董事昝廷全先生因公未能亲自参加董事会，授权委托独立董事贾恩河先生代为出席并行使表决权。

1.5本公司董事长王子亮先生、经理刘润生先生、财务负责人段金亮先生声明：保证本季度报告中财务报告的真实、完整。

§2公司基本情况

2.1 公司基本信息

证券简称	安阳钢铁	
证券代码	600569	
	董事会秘书	证券事务代表
姓名	闻传富	段金亮
联系地址	河南省安阳市殷都区梅元庄	河南省安阳市殷都区梅元庄
电话	0372-3120176	0372-3120175
传真	0372-3120181	0372-3120181
电子信箱	AGC@C0371.net	AGC@C0371.net

2.2 财务资料

2.2.1 主要会计数据及财务数据

	本报告期末	上年度期末	本报告期末比上年度期末增减(%)
总资产	6,692,566,643.70	6,261,260,430.81	7.06
股东权益(不含少数股东权益)	4,773,193,336.00	4,570,076,028.96	4.44
每股净资产	3.55	3.40	4.41
调整后的每股净资产	3.54	3.39	4.42
	报告期	年初至报告期期末	本报告期比上年同期增减(%)
经营活动产生的现金流量净额	279,303,985.20	279,303,985.20	94.46
每股收益	0.15	0.15	114.29
每股收益注1			
净资产收益率	4.25	4.25	91.56
扣除非经常性损益后的净资产收益率	4.25	4.25	304.76

非经常性损益项目	金额
营业外收入：	24,857.12
处置固定资产净收益	22,807.12
罚款收入	2,050.00
营业外支出：	3,818.90
赔偿金、违约金及各种罚款	3,818.90
合计	21,038.22

2.2.2利润表

项目	行次	2003年1季度	2002年1季度
一、主营业务收入	1	2,280,495,238.12	1,464,907,069.27
减：主营业务成本	4	1,833,429,133.48	1,297,420,670.81
主营业务税金及附加	5	20,757,294.84	11,688,080.73
二、主营业务利润	10	426,308,809.80	155,898,437.73
加：其他业务利润	11	6,768,261.82	3,644,965.66
减：营业费用	14	16,029,900.68	15,687,033.89
管理费用	15	132,422,186.03	75,995,017.37
财务费用	16	-14,945,339.76	-1,603,132.68
三、营业利润	18	301,570,324.86	68,465,875.41
加：投资收益	19		
补贴收入	22		
营业外收入	23	24,857.12	-10,804.01
减：营业外支出	25	3,818.90	10,347.82
四、利润总额	27	301,591,362.86	68,452,523.87
减：所得税	28	98,859,407.34	-29,103,030.48
五、净利润	30	202,731,955.64	97,555,554.36

2.3 报告期末股东总人数为128911 户 。

§3管理层讨论与分析

3.1 公司报告期内经营活动总体状况的简要分析

报告期内，钢材价格继续保持较高水平，钢材市场购销活跃，营销顺畅；同时钢铁企业所需原燃材料如铁精矿、废钢、洗精煤等的价格也持续上涨，使公司生产成本也有所上升。

报告期内公司继续组织实施以"抓成本、降消耗、反浪费、增效益"为中心的效益系统工程，坚持整体优化，公司生产经营保持了良好的增长态势，主要消耗指标降低。报告期内共完成钢94.31万吨，生铁65.05万吨，钢材91.90万吨，分别比上年同期增长17.86%、18%、25.70%，钢材实物产销率102.83%；实现主营业务收入228049.52万元，比上年同期增长55.68%；利润总额30159.13万元，比上年同期增长334.18%；净利润20273.19万元，比上年同期增长107.79%。

报告期内公司募集资金项目也取得了较大进展，项目用地的考古勘探工作已经结束，考古发掘工作已经全面展开，如无重要考古发现，项目即可进行工程建设。公司与外商的商务谈判已经结束，预计该项目的主体设备引进协议可在2003年4月底前签署完毕。

为防范项目用地有重要考古发现可能造成的风险，公司已在现有厂区内选择了备用场地。该场地目前为公司准备淘汰的厂房、设备占用，在原厂房建设时已经过比较全面的考古工作，没有重要考古发现。

3.1.1占主营收入或主营业务利润总额10%以上的主营行业或产品情况

分行业或分产品	主营业务收入	主营业务成本	毛利率(%)
黑色金属行业	2,246,525,175.72	1,810,149,519.35	19.42
化工产品行业	33,970,062.40	23,279,614.33	31.47
型材	267,187,633.49	202,991,716.62	24.02
管材	108,500,908.39	105,159,576.70	3.08
建材	1,042,680,869.79	862,180,967.85	17.30
板材	735,113,831.07	561,053,908.91	23.68
钢坯	23,084,561.75	20,809,099.28	9.86
其他	104,047,643.63	81,233,876.32	21.93
其中：关联交易额	97,056,838.67	76,077,336.51	21.61

3.1.2公司经营的季节性或周期性特征

□适用　√ 不适用

3.1.3报告期利润构成情况(主营业务利润、其他业务利润、期间费用、投资收益、补贴收入与营业外收支净额在利润总额中所占比例与前一报告期相比的重大变动及原因的说明)

√适用　□ 不适用

项目	金额(人民币，千元)		占利润总额的比例(%)	
	2003年1季度	2002年度	2003年1季度	2002年度
主营业务利润	426,309	1,091,148	141.35	150.38
其他业务利润	6,768	16,644	2.24	2.29
期间费用	131,507	389,217	43.60	53.64
投资收益		7,165	0.00	0.99
补贴收入			0.00	0.00
营业外收支净额	21	-143	0.01	-0.02
利润总额	301,591	725597	100.00	100.00

主营业务利润和期间费用占利润总额的比例较前一报告期有所降低的主要原因是，本报告期利润总额增长幅度高于报告期主营业务利润和期间费用的增长幅度。

3.1.4主营业务及其结构与前一报告期相比发生重大变化的情况及原因说明

□适用　√ 不适用

3.1.5主营业务盈利(毛利率)与前一报告期相比发生重大变化的情况及其原因说明

√适用　□不适用

报告期，公司主营业务毛利率19.60%，与2002年度的16.99%相比，增长了15.36%，主要是钢材价格涨幅较大。

3.2重大事项及其影响和解决方案的分析说明

□适用　√ 不适用

3.3会计政策、会计估计、合并范围变化以及重大会计差错的情况及原因说明

□适用　√ 不适用

3.4经审计且被出具"非标意见"情况下董事会和监事会出具的相关说明

□适用　√ 不适用

3.5预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

√适用　□ 不适用

尽管目前部分品种钢材价格有所回落，但二季度是建筑用材的销售和使用旺季，预计钢材市场整体将以平稳运行为主，公司二季度将保持较高的生产水平，公司今年一季度净利润已接近去年上半年净利润，因此，预计2003年半年度净利润将比去年半年度净利润有较大幅度的增长。

3.6公司对已披露的年度经营计划或预算的滚动调整情况

□适用　√ 不适用

安阳钢铁股份有限公司

董事长：王子亮

2003年4月16日

证券代码：600552　证券简称：方兴科技　公告编号：临 2003-010

安徽方兴科技股份有限公司
2003 年第一季度报告

本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

如有董事未出席董事会，应当单独列示其姓名。

公司董事长孙东兴先生、主管会计工作负责人倪世臻先生及会计机构负责人(会计主管人员)李怀军先生声明：保证季度报告中财务报告的真实、完整。

§2公司基本情况

2.1公司基本信息

股票简称	方兴科技
股票代码	600552
	董事会秘书
姓名	李群虎
联系地址	安徽省蚌埠市涂山路767号
电话	0552-4077780
传真	0552-4077780
电子信箱	Lqh2858@vip.sina.com

2.2财务资料

2.2.1主要会计数据及财务指标

	本报告期末	上年度期末	本报告期末比上年度期末增减(%)
总资产	526,400,873.95	466,740,226.00	12.78
股东权益(不含少数股东权益)	305,349,909.66	312,312,287.26	-2.23
每股净资产	3.39	3.37	0.59
调整后的每股净资产	3.39	3.36	0.89
	报告期	年初至报告期期末	本报告期比上年同期增减(%)
每股经营活动产生的现金流量净额	0.08	0.08	-20.00
每股收益	0.023	0.023	-28.13
净资产收益率	0.667	0.667	-63.36
扣除非经常性损益后的净利润为基础计算的净资产收益率	0.667	0.667	-63.36

2.2.2利润表

(附后)

2.3报告期末股东总人数

至报告期末股东总数为25177户。

§3管理层讨论与分析

3.1公司报告期内经营活动总体状况的简要分析

报告期内公司所属行业及经营范围未发生变化。第一季度，公司在认真总结2002年度生产经营的基础上，按照本年度经营目标，强化管理，规范运作。报告期公司生产经营平稳有序，募集资金项目建设进展良好。报告期实现主营业务收入[illegible],745万元，与去年同期有较大增长，实现净利润203万元，比去年同期有一定增

3.1.4主营业务及其结构与前一报告期相比发生重大变化的情况及原因说明

□适用√不适用

3.1.5主营业务盈利能力(毛利率)与前一报告期相比发生重大变化的情况及其原因说明

□适用√不适用

3.2重大事项及其影响和解决方案的分析说明

√适用□不适用

公司一届六次董事会及2003年第一次临时股东大会同意收购蚌埠市城市投资公司500T/D信息显示基片生产线项目，目前收购工作正在进行，项目建设工作顺利。具体事宜已于2003年2月26日刊登在《上海证券报》、《证券日报》上，及上海证券交易所网站上(http://www.sse.com.cn)。

3.3会计政策、会计估计、合并范围变化以及重大会计差错的情况及原因说明

□适用√不适用

3.4经审计且被出具"非标意见"情况下董事会和监事会出具的相关说明

□适用√不适用

3.5预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

□适用√不适用

3.6公司对已披露的年度经营计划或预算的滚动调整情况

□适用√不适用

安徽方兴科技股份有限公司

二〇〇三年四月十八日

(会计报表附后)

利润表

现金流量表

编制单位：安徽方兴科技股份有限公司　2003年3月31日　单位：元

项目	行次	金额
一、经营活动产生的现金流量		
销售商品、提供劳务收到的现金	1	57,484,585.44
收到的税费返还	2	430,254.66
收到的其它与经营活动有关的现金	3	420,291.99
现金流入小计：	4	58,335,132.09
购买商品接受劳务支付的现金	5	38,817,736.03
支付给职工以及职工支付的现金	6	3,614,368.18
支付的各项税费	7	3,460,839.07
支付的其它与经营活动有关的现金	8	5,087,469.98
现金流出小计：	9	50,980,413.26
经营活动产生现金流量净额	10	7,354,718.83
二、投资活动产生的现金流量		
收回投资所收到的现金	11	
取得投资收益多收到的现金	12	
处置固定资产、无形资产和其它长期投资所支付的现金净额	13	
收到的其它与投资活动有关的现金	14	
现金流入小计：	15	0.00
购建固定资产、无形资产和其他长期投资所支付的现金	16	30,568,648.47
投资所支付的现金	17	
支付的其它与投资活动有关的现金	18	
现金流出小计：	19	30,568,648.47
投资活动产生的现金流量净额	20	-30,568,648.47
三、筹资活动产生的现金流量		
吸收投资所收到的现金	21	
借款所收到的现金	22	38,000,000.00
收到的其它与筹资活动有关的现金	23	369,918.29
现金流入小计：	24	38,369,918.29
偿还债务所支付的现金	25	27,000,000.00
分配股利、利润或偿还利息所支付的现金	26	1,092,164.50
支付的其它与筹资活动有关的现金	27	
现金流出小计：	28	28,092,164.50
筹资活动产生现金净额	29	8,277,753.79
四、汇率变动产生的现金流量		
现金流入小计：	30	
现金流出小计：	31	
汇率变动产生现金流量净额	32	
五、现金及现金等价物净增加额	33	-14,936,165.85
补充资料：		
1、将净利润调节为经营活动的现金流量		
净利润	34	2,037,634.39
加：计提的资产减值准备	35	
固定资产折旧	36	1,739,687.33

资产负债表

编制单位：安徽方兴科技股份有限公司　2003年3月31日　单位：元

项目	行次	年初数	期末数
流动资产：			
货币资金	1	271,787,809.93	256,851,644.08
短期投资	2		
应收票据	3	9,570,085.23	11,995,422.00
应收股利	4		
应收利息	5		
应收帐款	6	68,058,182.00	81,127,030.98
其他应收款	7	3,182,167.38	11,737,237.75
预付帐款	8	2,109,893.44	6,883,144.77
应收补贴款	9	428,126.49	15,449.45
存货	10	26,622,157.82	38,313,785.27
减：存货跌价准备	11	195,715.70	195,715.70
存货净额	12	26,426,442.12	38,118,069.57
待摊费用	13	628,130.66	457,643.89
一年内到期的长期债券投资	21		
流动资产合计	31	382,090,747.45	407,185,642.49
长期投资：			
长期债券投资	32		
长期股权投资	34		
合并价差	35	-3,324,731.37	-3,408,659.79
长期投资合计	38	-3,324,731.37	-3,408,659.79
固定资产：			
固定资产原价	39	172,875,402.09	173,233,118.09
减：累计折旧	40	105,921,339.96	107,660,927.29
固定资产净值	41	66,954,062.13	65,572,190.80
减：固定资产减值准备	42	1,015,864.92	1,015,864.92
固定资产净额	43	65,938,197.21	64,556,323.88
工程物资	44		
在建工程	45	21,238,537.71	57,306,346.37
固定资产清理	46		
固定资产合计	50	87,176,734.92	121,863,669.25
无形资产及其他资产：			
无形资产	51	797,474.00	761,232.00
长期待摊费用	52		
其他长期资产	53		
无形资产及其他资产合计	60	797,474.00	761,232.00
递延税项：			
递延税款借项	61		
资产总计	67	466,740,226.00	526,400,873.95
流动负债：			
短期借款	68	75,400,000.00	84,400,000.00
应付票据	69	7,780,000.00	14,850,000.00
应付帐款	70	21,648,750.26	12,339,227.34
预收帐款	71	4,750,182.94	23,795,609.39
应付工资	72		
应付福利费	73	3,298,482.69	3,453,064.39
应付股利	74	9,000,000.00	9,000,000.00
应交税金	75	2,893,202.71	1,254,506.89
其他应交款	80	42,792.21	12,621.44
其他应付款	81	7,672,188.14	39,872,540.45
预提费用	82	1,897,328.79	2,974,023.76
预计负债	83		
一年内到期的长期负债	86	9,000,000.00	9,000,000.00

长。面对原燃材料价格上涨等不利因素，公司千方百计克服困难，努力使股东利益得到保证。

3.1.1占主营收入或主营业务利润总额10%以上的主营行业或产品情况

√适用□不适用

	主营业务收入	主营业务成本	毛利率(%)
[illegible]	29,758,661.98	23,917,436.82	19.63
[illegible]	138,850.10	83,304.33	40.00
110号[illegible]	13,914,738.13	10,860,012.94	21.95

3.1.2公司经营的季节性或周期性特征

□适用 √不适用

3.1.3报告期利润构成情况(主营业务利润、其他业务利润、期间费用、投资收益、补贴收入与营业外收支净额在利润总额中所占比例与前一报告期相比的重大变动及原因的说明)

□适用 √不适用

项目	行次	本月数	本年累计数
一、主营业务收入	1	14,779,239.00	47,446,911.67
减：主营业务成本	4	11,846,052.85	37,898,111.84
主营业务税金及附加	5	42,033.83	55,129.98
二、主营业务利润(亏损以"-"号填列)	10	2,891,152.32	9,493,670.25
加：其他业务利润(亏损以"-"号填列)	11	65,963.67	114,339.10
减：营业费用	14	737,134.84	2,533,808.38
管理费用	15	739,471.61	3,305,011.67
财务费用	16	91,462.61	695,971.12
三、营业利润(亏损以"-"号填列)	18	1,398,446.83	3,073,218.28
加：投资收益(亏损以"-"号填列)	19		
补贴收入	22		
营业外收入	23		
减：营业外支出	25	165.00	165.00
四、利润总额(亏损以"-"号填列)	27	1,398,281.83	3,073,053.28
减：所得税	28	419,117.00	862,330.77
少数股东损益	29	26,778.03	153,088.12
五、净利润(亏损以"-"号填列)	31	952,386.80	2,037,634.39

项目	行次	金额
长期待摊费用摊销	38	
待摊费用减少(减：增加)	39	20,486.07
预提费用增加(减：减少)	40	1,070,694.96
处置固定资产、无形资产和其他长期资产的损失(减：收益)	41	165.00
固定资产报废损失	42	
财务费用	43	605,741.18
投资损失(减：收益)	44	
递延税款贷项(减：借项)	45	
存货的减少(减：增加)	46	
经营性应收项目的减少(减：增加)	47	-11,691,627.45
经营性应付项目的增加(减：减少)	48	-23,842,190.51
其他	49	38,321,974.74
经营活动产生的现金流量净额	50	1,354,718.83
2.不涉及现金收支的投资和筹资活动		
债务转为资本	51	
一年内到期的可转换公司债券	52	
融资租入固定资产	53	
3.现金及现金等价物净增加情况		
现金的期末余额	54	356,851,644.08
减：现金的期初余额	55	371,787,809.93
加：现金等价物的期末余额	56	
减：现金等价物的期初余额	57	
现金及现金等价物净增加额	58	-14,936,165.85

项目	行次	期末数	年初数
[illegible]	90		
[illegible]	100	143,390,927.74	200,851,677.65
[illegible]	101		
[illegible]	102		
[illegible]	103		
[illegible]	106		
[illegible]	108		
[illegible]	110	0.00	0.00
[illegible]	111		
负债合计	114	143,390,927.74	200,851,677.65
所有者权益(或股东权益)：	115		
实收资本(或股本)	116	90,000,000.00	90,000,000.00
实收资本(或股本)净额	117	90,000,000.00	90,000,000.00
资本公积	118	192,354,807.74	192,354,807.74
盈余公积	119	6,854,944.44	6,854,944.44
其中：法定公益金	120	1,799,606.88	1,799,606.88
未分配利润	121	14,102,133.05	18,140,357.46
所有者权益(或股东权益)合计	122	303,312,275.24	305,349,909.65
少数股东权益	123	20,037,022.00	20,199,388.66
负债和所有者权益(或股东权益)合计	135	466,740,225.00	526,400,975.95

浙江钱江生物化学股份有限公司

2003 年第一季度报告

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 董事梁文娟女士因公务原因未能出席董事会，委托独立董事陈建根先生代为表决。

1.3 季度报告中的财务报告未经审计。

1.4 公司董事长马炎先生、总会计师及财务机构负责人吴赛海先生声明：保证季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 公司基本信息

股票简称	钱江生化	
股票代码	600796	
	董事会秘书	证券事务代表
姓名	[illegible]	[illegible]
联系地址	浙江省海宁市[illegible]	浙江省海宁市[illegible]
电话	0573-7042800	0573-7038237
传真	0573-7035640	0573-7035640
电子信箱	qjbiochem@mail.jxptt.zj.cn	qjbiochem@mail.jxptt.zj.cn

2.2 财务资料

2.2.1 主要会计数据及财务指标

	本报告期末	上年度期末	本报告期末比上年度期末增减(%)
总资产	561,809,470.23	533,463,490.79	5.31
股东权益(不含少数股东权益)	370,938,677.71	365,885,437.91	1.38
每股净资产	3.168	3.125	1.38
调整后的每股净资产	3.130	3.087	1.39
	报告期	年初至报告期期末	本报告期比上年同期增减(%)
经营活动产生的现金流量净额	-13,270,530.81	-13,270,530.81	
每股收益	0.052	0.052	[illegible]
净资产收益率	1.38	1.38	[illegible]
扣除非经常性损益后的净资产收益率	1.39	1.39	[illegible]
非经常性损益项目	金额		
[illegible]	[illegible]		
[illegible]	[illegible]		
合计	[illegible]		

2.2.2 利润表

项目	2003年1-3月	2002年1-3月
一、主营业务收入	45,429,389.29	45,409,387.06
减：主营业务成本	32,093,177.83	31,611,311.33
主营业务税金及附加	38,654.41	9,816.01
二、主营业务利润(亏损以"-"号填列)	13,297,887.05	13,788,259.71
加：其他业务利润(亏损以"-"号填列)	6,110.45	1,125.01
减：营业费用	1,058,606.64	861,526.39
管理费用	7,436,925.66	6,077,995.06
财务费用	747,570.73	836,142.36
三、营业利润(亏损以"-"号填列)	4,060,875.48	6,014,701.91
加：投资收益(亏损以"-"号填列)	279,021.62	-243,128.38
补贴收入	2,110,000.00	34,219.00
营业外收入	29,846.21	78
减：营业外支出	33,950.43	67,368.64
四、利润总额(亏损以"-"号填列)	6,445,591.88	5,768,498.99
减：所得税	1,610,038.40	902,607.47
少数股东损益	-117,686.32	-226,868.61
五、净利润(亏损以"-"号填列)	6,053,239.80	5,071,860.03

2.3 报告期末股东总人数13405户。

§3 管理层讨论与分析

3.1 公司报告期内经营活动总体状况的简要分析

报告期内公司所属行业及经营范围未发生变化。报告期内公司按照本年度经营目标强化管理，经营平稳有序。

公司募集资金项目建设进展状况良好。截止报告期，高纯度井冈霉素粉剂项目已完成投资2143.29万元，占项目总投资预算总额32.99%；出口级赤霉素水溶性片剂项目已完成投资769.57万元，占项目总投资预算总额11.85%；泥角甾醇项目完成投资723.06万元，占项目总投资预算总额11.14%。三个项目共完成投资3635.92万元，占项目总投资预算的18.66%，占募集资金总额的29.68%，剩余募集资金仍为货币资金存于银行。目前，公司正在争取早日供地，按总体规划，组织实施各项目。

报告期内公司继续贯彻优质低价的销售政策，在主导产品销售数量增加的同时降低了销售成本，实现主营业务收入4542.94万元，实现净利润605.32万元，基本与上年同期持平。

3.1.1 占主营收入或主营业务利润总额10%以上的主营行业或产品情况

√适用 □不适用

分行业或分产品	主营业务收入	主营业务成本	毛利率(%)
[illegible]	12,980,470.08	10,832,378.68	16.55
[illegible]	22,505,424.48	13,776,211.00	38.79
[illegible]	7,901,262.53	6,502,940.01	17.70
[illegible]	1,042,227.20	988,661.17	5.33
合计	45,429,389.29	32,093,177.83	29.36
其中：关联交易			

3.1.2公司经营的季节性或周期性特征

√适用 □不适用

公司主导产品均为生物农药产品，因此，公司的经营受季节性影响，一、四季度为销售淡季，二、三季度为销售旺季。

3.1.3 报告期利润构成情况(主营业务利润、其他业务利润、期间费用、投资收益、补贴收入与营业外收支净额在利润总额中所占比例与前一报告期相比的重大变动及原因的说明)

√适用 □不适用

项目	2003年1-3月 金额	占总利润比例(%)	2002年 金额	占总利润比例(%)	增减幅度(%)
主营业务利润	13,297,887.05	206.31	46,039,238.71	231.00	-10.69
其他业务利润	6,110.45	0.09	42,610.96	0.21	-57.14
期间费用	9,243,102.02	143.40	31,470,115.12	157.90	-9.18
投资收益	279,021.62	4.33	2,763,001.17	13.80	[illegible]
补贴收入	2,110,000.00	32.74	2,611,274.84	13.10	149.93
营业外收支净额	-4,105.22	-0.06	-43,770.95	-0.22	-72.73
利润总额	6,445,591.88	100.00	19,930,338.61	100.00	--

报告期内主营业务利润占利润总额的比例与前一报告期相比有所下降的主要原因是利润总额增幅高于主营业务利润增幅。

报告期内投资收益占利润总额的比例与前一报告期相比下降的主要原因是2002年度参股企业上海邦联科技实业有限公司分派现金股利400万元。

报告期内补贴收入占利润总额的比例与前一报告期相比增幅较大的主要原因是报告期内转入海宁市财政局2002年度高新技术企业补助金211万元，用于财政支农、生物工程领域新产品开发。

3.1.4 主营业务及其结构与前一报告期相比发生重大变化的情况及原因说明

□适用 √不适用

3.1.5 主营业务盈利能力(毛利率)与前一报告期相比发生重大变化的情况及其原因说明

□适用 √不适用

3.2 重大事项及其影响和解决方案的分析说明

√适用 □不适用

1、根据2003年2月11日公司三届董事会临时会议决议，公司于2003年2月11日以闲置资金3000万元短期投资给扬州中远房地产有限公司，期限一年用于购买项目开发用地。

公司将进一步加强对外投资管理，尤其是房地产投资领域的风险控制和过程管理，以期提高投资盈利水平，回报广大股东。

2、因公司配股项目用地需要，2003年2月26日公司与海宁经济开发区管理委员会草签海发土(2003)03号海宁市国有土地使用权出让协议书，海宁经济开发区管理委员会同意拟将座落于施带路南、长山河北、施带港东的地一幅，面积156,707平方米的土地使用权出让给公司，该地块的土地使用权出让价暂定每平方米120元，共计地价款18,804,840元(含地面附着物、植作物补偿、劳力安置费)；道路带征面积约为5,375平方米，暂定每平方米90元，计483,750元；契税按地价款3%代收为564,145元，上述三项共计人民币19,852,735元。公司于2003年3月5日向海宁经济开发区管理委员会首次交纳地价款、契税和相关费用共计12,700,081.50元。

公司将严格按照协议的约定，及时筹集资金偿付滞欠款。

3.3 会计政策、会计估计、合并范围变化以及重大会计差错的情况及原因说明

□适用 √不适用

3.4 经审计且被出具"非标意见"情况下董事会和监事会出具的相关说明

□适用 √不适用

3.5 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

□适用 √不适用

3.6 公司对已披露的年度经营计划或预算的滚动调整情况

□适用 √不适用

浙江钱江生物化学股份有限公司

董事长 马炎

二零零三年四月十六日

股票简称：钱江生化 证券代码：600796 编号：临 2003－007

浙江钱江生物化学股份有限公司三届十八次董事会决议及获银行授信额度的公告

浙江钱江生物化学股份有限公司三届十八次董事会于2003年4月16日在公司会议室召开。会议应到董事十一名，实到董事十名，董事梁文娟女士因故不能出席会议，委托独立董事陈建根先生行使表决权，五名监事列席了会议。符合《公司法》及《公司章程》的规定。会议由马炎董事长主持，会议经审议通过了以下决议：

一、审议通过了公司2003年第一季度报告；

二、审议通过了关于注销浙江浙大钱江生化有限公司工商登记的议案：

浙江浙大钱江生化有限公司(以下简称"浙大生化公司")是浙江钱江生物化学股份有限公司(以下简称"本公司")与浙江大学于1998年共同出资成立的有限公司，其注册资本1200万元，其中本公司出资960万元，占80%，浙江大学出资240万元，占20%。

截止2002年12月31日经浙江天健会计师事务所审计、并出具的审计报告显示，浙大生化公司已连续四年发生亏损，累计亏损总额达7355921.11元，所有者权益仅为4644078.89元。因无有效地开发出适销对路的新产品，使企业经营难以维持。

鉴于上述实际情况，浙江大学与本公司经友好协商，一致认为浙大生化公司缺乏持续经营能力，为把损失降到最低，同意注销浙江浙大钱江生化有限公司，并由浙大生化公司负责办理相关注销手续。

公司董事会同时审议通过了浙江大学、本公司、浙大生化公司、杭州开源科技实业公司(浙江大学全资企业)四方签订的《关于债权债务清偿的合同》。

三、审议通过了与海宁市兴达贸易有限责任公司烟煤购销合同；

合同主要内容为：本公司向海宁市兴达贸易有限责任公司采购烟煤，采购价格为市场公允价，交易期限自2003年1月至2003年12月止，全年交易金额不超过2000万元。授权经理班子办理相关事宜。

此外，近日本公司获中国农业银行嘉兴市分行2003年度客户授信额度人民币壹亿伍仟万元。

特此公告

浙江钱江生物化学股份有限公司

董事会

2003年4月18日

附录

浙江钱江生物化学股份有限公司

利润表

编报单位：浙江钱江生物化学股份有限公司 单位：人民币元

项目	2003年1-3月	2002年1-3月
一、主营业务收入	45,429,389.29	45,409,387.06
减：主营业务成本	32,093,177.83	31,611,311.33
主营业务税金及附加	38,654.41	9,816.01
二、主营业务利润(亏损以"-"号填列)	13,297,887.05	13,788,259.71
加：其他业务利润(亏损以"-"号填列)	6,110.45	1,125.01
减：营业费用	1,058,606.64	861,526.39
管理费用	7,436,925.66	6,077,995.06
财务费用	747,570.73	836,142.36
三、营业利润(亏损以"-"号填列)	4,060,875.48	6,014,701.91
加：投资收益(亏损以"-"号填列)	279,021.62	-243,128.38
补贴收入	2,110,000.00	34,219.00
营业外收入	29,846.21	78
减：营业外支出	33,950.43	67,368.64
四、利润总额(亏损以"-"号填列)	6,445,591.88	5,768,498.99
减：所得税	1,610,038.40	902,607.47
少数股东损益	-117,686.32	-226,868.61
五、净利润(亏损以"-"号填列)	6,053,239.80	5,071,860.03

浙江钱江生物化学股份有限公司

现金流量表

编报单位：浙江钱江生物化学股份有限公司 单位：人民币元

项目	2003年1-3月
一、经营活动产生的现金流量：	
销售商品、提供劳务收到的现金	38,556,964.51
收到的税费返还	-
收到的其他与经营活动有关的现金	394,746.83
现金流入小计	38,951,711.34
购买商品、接受劳务支付的现金	40,097,029.84
支付给职工以及为职工支付的现金	7,055,507.65
支付的各项税费	750,861.34
支付的其他与经营活动有关的现金	4,318,843.42
现金流出小计	52,222,242.15
经营活动产生的现金流量净额	-13,270,530.81
二、投资活动产生的现金流量：	
收回投资所收到的现金	-
取得投资收益所收到的现金	-
处置固定资产、无形资产和其他长期资产收回的现金净额	1,500.00
收到的其他与投资有关的现金	-
现金流入小计	1,500.00
购建固定资产、无形资产和其他长期资产所支付的现金	17,803,413.96
投资所支付的现金	49,000,000.00
支付的其他与投资活动有关的现金	-
现金流出小计	66,803,413.96
投资活动产生的现金流量净额	-66,801,913.96
三、筹资活动产生的现金流量：	
吸收投资所收到的现金	-
借款所收到的现金	55,520,000.00
收到的其他与筹资活动有关的现金	
现金流入小计	55,520,000.00
偿还债务所支付的现金	24,600,000.00
分配股利、利润或偿付利息所支付的现金	816,659.89
支付的其他与筹资活动有关的现金	
现金流出小计	25,416,659.89
筹资活动产生的现金流量净额	30,103,340.11
四、汇率变动对现金的影响额	
五、现金及现金等价物净增加额	-49,969,104.66

浙江钱江生物化学股份有限公司

资产负债表

编报单位：浙江钱江生物化学股份有限公司 单位：人民币元

资产	2003年3月31日	2002年12月31日
流动资产：		
货币资金	114,757,512.74	164,726,617.40
短期投资	34,069,985.02	3,780,963.40
应收票据	3,274,630.00	8,680,687.95
应收股利		
应收利息		231,282.60
应收账款净额	72,539,446.22	58,290,979.89
其他应收款净额	6,498,016.00	5,742,111.41
预付账款	1,005,943.62	9,088.84
应收补贴款	767,448.86	586,608.88
存货	73,899,747.00	67,618,459.62
待摊费用	406,237.06	201,582.55
一年内到期的长期债权投资		
其他流动资产		
流动资产合计	307,606,963.42	309,888,337.94
长期投资：		
长期股权投资	102,041,185.22	83,041,185.22
长期债权投资		
长期投资合计	102,041,185.22	83,041,185.22
合并价差(合并报表填列)		
固定资产：		
固定资产原价	206,506,189.97	205,056,925.62
减：累计折旧	79,481,414.69	76,653,351.10
固定资产净值	127,023,775.38	128,503,574.42
减：固定资产减值准备	3,530,658.98	3,530,658.98
固定资产净额	123,493,116.40	124,973,016.44
工程物资	440,427.70	357,307.98
在建工程	17,920,267.69	3,671,469.05
固定资产清理		
固定资产合计	141,853,811.79	129,001,792.47
无形资产及其他资产：		
无形资产	6,420,078.64	6,455,308.87
长期待摊费用	3,987,331.15	4,167,066.29
其他长期资产		
无形资产及其他资产合计	10,407,409.79	10,622,375.16
递延税项：		
递延税款借项		
资产总计	561,809,470.22	533,463,490.79
负债及所有者权益	2003年3月31日	2002年12月31日
流动负债：		
短期借款	104,300,000.00	73,300,000.00
应付票据	610,000.00	2,295,100.00
应付账款	34,085,139.15	39,453,622.63
预收账款	6,968,686.15	6,616,410.26
应付工资	1,500,660.71	2,682,088.21
应付福利费	4,045,343.49	3,928,486.98
应付股利	23,418,970.00	23,418,970.00
应交税金	662,874.74	-685,348.33
其他应交款	14,732.36	31,519.11
其他应付款	12,199,263.46	14,717,097.25
预提费用	360,000.00	
预计负债		
一年内到期的长期负债		
其他流动负债		
流动负债合计	188,067,470.06	164,647,244.11
长期负债：		
长期借款		
应付债券		
长期应付款	116,167.47	116,167.47
专项应付款		
其他长期负债		
长期负债合计	116,167.47	116,167.47
递延税项：		
递延税款贷项		
负债合计	188,183,637.53	164,763,411.58
少数股东权益(合并报表填列)	2,687,154.98	2,804,641.30
所有者权益(或股东权益)：		
实收资本(或股本)	117,094,860.00	117,094,860.00
减：已归还投资		
实收资本(或股本)净额	117,094,850.00	117,094,850.00
资本公积	187,488,402.20	187,488,402.20
盈余公积	39,239,880.82	39,239,880.82
其中：法定公益金	15,152,477.80	15,152,477.80
未分配利润	27,115,544.69	22,062,304.89
所有者权益(或股东权益)合计	370,938,677.71	365,885,437.91
负债和所有者权益(或股东权益)总计	561,809,470.22	533,463,490.79

法定代表人:马炎 总会计师:吴赛海 财务机构负责人:吴赛海

03 MAY 12 AM 7:21

广州东华实业股份有限公司

2003 年第一季度报告

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 贷愈强先生因工作变动，已辞去董事职务，未出席本次董事会会议。

1.3 本公司负责人董事长陈鸿允先生、主管会计工作负责人副总经理兼财务总监稻苑园女士、会计机构负责人(会计主管人员)列玉英女士声明：保证季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 公司基本信息

股票简称	东华实业	
股票代码	600393	
	董事会秘书	证券事务代表
姓名	蔡锦鹭	王德涛
联系地址	广州市寺右新马路111-115号五羊新城广场三十层	广州市寺右新马路111-115号五羊新城广场三十层
电话	020-87393888-8339	020-87393888-8383
传真	020-87386297	020-87386297
电子邮箱	caijinlu@163.net	Mr.wangdotao@163.net

2.2 财务资料

2.2.1 主要会计数据及财务指标

	本报告期末	上年度期末	本报告期末比上年度期末增减(%)
总资产(元)	836,049,377.91	838,967,631.26	-0.35
股东权益(不含少数股东权益)(元)	457,065,900.97	456,810,244.16	0.06
每股净资产(元)	2.29	2.28	0.23
调整后的每股净资产(元)	2.29	2.28	0.23
	报告期	年初至报告期期末	本报告期比上年同期增减(%)
经营活动产生的现金流量净额(元)	11,541,994.07	11,541,994.07	
每股收益(元)	0.001	0.001	-95.000
净资产收益率(%)	0.056	0.056	-93.913
扣除非经常性损益后的净资产收益率(%)	0.056	0.056	-91.913
非经常性损益项目	金额		
营业外收支净额	-5,783.53		
非经常性损益影响所得税	-1,908.56		
合计	-7,692.09		

2.2.2 利润表

单位：人民币元

项目	2003年1-3月	2002年1-3月
一、主营业务收入	24,447,675.72	38,803,453.01
减：主营业务成本	13,773,688.91	18,465,508.41
主营业务税金及附加	1,550,851.55	1,361,858.30
二、主营业务利润	9,123,135.26	18,976,086.30
加：其他业务利润	2,069,010.25	124,806.35
减：营业费用	2,026,897.11	3,540,197.33
管理费用	6,249,410.42	5,853,127.54
财务费用	2,404,804.28	3,328,561.54
三、营业利润	511,033.70	6,379,006.24
加：投资收益		
补贴收入		6,500.00
营业外收入	6,377.70	20,915.97
减：营业外支出	12,161.23	16,256.55
四、利润总额	505,250.17	6,390,165.66
减：所得税	225,941.08	2,433,879.13
少数股东权益	23,652.28	32,706.27
五、净利润	255,656.81	3,923,580.26
加：年初未分配利润	92,382,187.77	59,573,988.01
六、可供分配利润	92,637,844.58	63,497,568.27
减：提取法定盈余公积		
提取法定公益金		
七、可供股东分配的利润	92,637,844.58	63,497,568.27
减：提取任意盈余公积		
应付普通股股利		
转作股本的普通股股利		
八、未分配利润	92,637,844.58	63,497,568.27

2.3 截止报告期末，本公司股东总人数：23759户。

§3 管理层讨论与分析

3.1 公司报告期内经营活动总体状况的简要分析

报告期内，公司所处的行业及经营范围没有发生变化。公司面对广州房地产市场激烈竞争的经营环境，在总结2002年度经营情况的基础上，继续强化管理，加强内部控制，进一步挖掘内部潜力；加强了现有项目的开发建设与管理工作，并努力寻求新的发展机会；积极盘活和妥善处理有关资产及债权债务，取得了一定的成效。但报告期内由于受整体经济环境及公司未有新的大型楼盘推出的影响，同时因公司2002年下半年转让了两个子公司的控股权，从而导致各项经营指标与去年同期相比均有不同程度的下降。报告期内公司总资产减少主要是由于偿还应付帐款和缴纳上年度应交税金所致。报告期内，公司实现主营业务收入2444.77万元，主营业务利润912.31万元，净利润25.57万元。

3.1.1 占主营收入或主营业务利润总额10%以上的主营行业或产品情况

√适用 □不适用

分行业	主营业务收入	主营业务成本	毛利率(%)
房地产销售收入	21,293,137.85	12,805,414.07	39.86
房地产出租收入	2,185,327.27	441,578.71	79.79
其他收入	969,210.60	526,696.13	45.66

3.1.2 公司经营的季节性或周期性特征

□适用 √不适用

3.1.3 报告期利润构成情况(主营业务利润、其他业务利润、期间费用、投资收益、补贴收入与营业外收支净额在利润总额中所占比例与前一报告期相比的重大变动及原因的说明)

√适用 □不适用

项目	2003年1-3月 金额	2003年1-3月 占利润总额的%	2002年1-3月 金额	2002年1-3月 占利润总额的%	增减(+/-)%
主营业务利润	9,123,135.26	1,805.67	18,976,086.30	296.96	508.06
其他业务利润	2,069,010.25	409.50	124,806.35	1.95	20,866.77
期间费用	10,681,111.81	2,114.02	12,721,886.41	199.09	961.87
投资收益	0.00	0.00	0.00	0.00	0.00
营业外收支净额	-5,783.53	-1.14	4,659.42	0.07	-1,669.88
利润总额	505,250.17	100.00	6,390,165.66	100.00	0.00

① 报告期主营业务利润占利润总额的比例较去年同期大幅增加的原因：报告期公司的主营业务收入比去年同期减幅较大，而期间费用比去年同期减幅较小，从而利润总额比去年同期大幅减少，导致该指标比去年同期有较大的变化；

② 报告期其他业务利润占利润总额的比例较去年同期大幅增加的原因：报告期公司其他业务收入增加，而去年同期其他业务收入很少所致；

③ 报告期内期间费用占利润总额的比例较去年同期大幅增加的原因：报告期内期间费用比去年同期减幅较小，而利润总额却大幅减少所致。

3.1.4 主营业务及其结构与前一报告期相比发生重大变化的情况及原因说明

□适用 √不适用

3.1.5 主营业务盈利能力(毛利率)与前一报告期相比发生重大变化的情况及其原因说明

□适用 √不适用

3.2 重大事项及其影响和解决方案的分析说明

√适用 □不适用

①关于广州信华房地产开发有限公司合同仲裁案。广州市外经委已于2003年2月12日批复，批准合作公司进行特别清算，目前清算小组正在组建之中。如清算进程顺利，本公司将收回用地，可增加今后几年的开发面积，并能产生较好的经济效益。有关公告刊登于2003年2月28日的《中国证券报》和《上海证券报》上。

②2003年2月14日，本公司与福建兴业银行天河支行签订了《流动资金短期借款合同》，向该行贷款人民币2100万元，期限壹年，年利率5.31%，用公司自有物业抵押。

③2003年2月27日，本公司与广州市金德盛实业有限公司、赤华投资有限公司签订了《物业置换协议》，本公司以香港四套物业406.87平方米与金德盛公司位于广州天河时代广场的八套物业939.49平方米置换。目前已办妥了广州物业交易过户的签证手续。

④2003年3月4日，本公司与广州荣星房地产发展公司签订了《花园新村项目合作补充合同》，调整双方合作开发花园新村项目的利益分配方式，本公司原分成商场(回迁部分除外)及车位归荣星公司所有，并由荣星公司向本公司支付补偿款人民币3764.4万元，其余物业分成办法不变。

⑤报告期内，本公司已将五羊污水处理厂移交给广州市市政园林局，以后不必再负担相关的费用。

⑥报告期内，本公司已将五羊村小区的市政、道路、绿化等市政配套设施移交给东山区建设局，以后不必再负担市政、道路、绿化的维护费用。

3.3 会计政策、会计估计、合并范围变化以及重大会计差错的情况及原因说明

□适用 √不适用

3.4 经审计且被出具"非标意见"情况下董事会和监事会出具的相关说明

□适用 √不适用

3.5 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

□适用 √不适用

3.6 公司对已披露的年度经营计划或预算的滚动调整情况

□适用 √不适用

广州东华实业股份有限公司董事会

二OO三年四月二十八日

证券代码：600393　股票简称：东华实业　编号：临2003-007

广州东华实业股份有限公司第三届董事会第二十四次会议决议公告

广州东华实业股份有限公司(以下简称公司)第三届董事会第二十四次会议于2003年4月28日上午9:30在公司中型会议室召开，应到董事九名，实到八名(贲愈强董事因工作变动已提出辞职未出席)，公司全体监事及高管人员列席了会议，会议的召开符合《公司法》和《公司章程》等有关规定。会议由公司董事长陈鸿允先生主持，会议审议并通过了如下决议：

一、审议通过了《公司2003年第一季度报告》；

二、审议通过了《关于签订花园新村项目合作开发补充协议(四)的议案》。

由于政府新政策规定：合作开发也必须通过转让土地使用权的方式进行，所以同意公司与广州荣星房地产发展有限公司签订《花园新村项目合作开发补充协议(四)》，通过转让60%的土地使用权给荣星公司，该60%土地使用权转让价格不低于土地使用权出让金和土地补偿款之和。双方共同拥有该地块使用权，再共同成立项目公司实施开发的方式，确保花园新村合作项目的顺利进行；其余双方的合作开发工作责任与义务、双方利益分成方案及违约责任按原合作开发协议不变。

特此公告。

广州东华实业股份有限公司董事会

二OO三年四月二十八日

上海陆家嘴金融贸易区开发股份有限公司

2003 年第一季度报告

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏；并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 公司本季度财务会计报告未经审计。

1.3 公司负责人康慧军先生、主管会计工作负责人朱国兴先生及会计机构负责人孙文珠女士声明：保证季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 公司基本信息

股票简称	陆家嘴 陆家B股	变更前简称（如有）	
股票代码	600663 900932		
	董事会秘书	证券事务代表	
姓名	张日法		
联系地址	浦东大道981号		
电话	021-58878888		
传真	021-58873688		
电子邮箱	rfzhang@ljz.com.cn		

2.2 财务资料

2.2.1 主要会计数据及财务指标

	本报告期末	上年度期末	本报告期末比上年度期末增减
总资产	7,844,413,744.66	7,707,589,938.88	1.78%
股东权益（不含少数股东权益）	4,930,693,533.29	4,843,911,809.68	1.79%
每股净资产	2.64	2.59	1.79%
调整后的每股净资产	2.61	2.56	1.82%
	报告期	年初至报告期期末	本报告期比上年同期增减
经营活动产生的现金流量净额	-113,177,014.60	-113,177,014.60	
每股收益	0.045	0.045	116.85%
净资产收益率	1.69%	1.69%	96.11%
扣除非经常性损益后的净资产收益率	1.71%	1.71%	99.15%
非经常性损益项目	金额		
合计			

2.2.2 利润表

项目	2003年1-3月 母公司	2003年1-3月 合并	2002年1-3月 母公司	2002年1-3月 合并
一、主营业务收入	218,981,087.41	221,002,795.37	315,247,766.37	315,247,766.37
减：主营业务成本	90,802,551.10	91,023,887.48	238,437,706.42	237,118,254.94
主营业务税金及附加	10,949,054.37	11,050,139.77	15,762,388.27	15,762,388.27
二、主营业务利润	117,229,481.94	118,928,768.12	61,047,671.68	62,367,123.16
加：其他业务利润	313,846.75	1,586,052.02	142,500.00	1,264,886.85
减：营业费用	9,110,412.64	9,243,349.39	3,829,769.78	3,900,882.75
管理费用	6,578,842.11	13,700,601.22	3,226,286.96	9,796,553.78
财务费用	-2,403,963.14	-385,401.32	12,021,566.94	12,968,345.06
三、营业利润	104,258,037.08	97,956,270.85	42,112,548.00	36,966,228.42
加：投资收益	-3,514,863.48	418,340.10	-734,898.67	4,824,132.91
补贴收入				
营业外收入			418,333.00	472,631.08
减：营业外支出				
四、利润总额	100,743,173.60	98,374,610.95	41,795,982.13	42,262,992.41
减：所得税	17,620,000.00	17,620,000.00	6,380,000.00	6,380,000.00
少数股东损益		-2,610,766.92		-2,560,447.52
五、净利润	83,123,173.60	83,365,377.87	35,415,982.13	38,443,439.93

2.3 报告期末股东总人数为177,761人(其中B股股东为64,772人)。

§3 管理层讨论与分析

3.1 公司报告期内经营活动总体状况的简要分析

报告期内公司所处行业及经营范围没有发生变化。

2003年第一季度，公司积极做好已签约项目的跟踪进展和土地转让金合同收款的及时履约，并提前做好新项目批租的前期准备工作和商务洽谈；公司在建房产项目依照计划进度进展顺利，已竣工项目销售收款和房产租赁情况良好。

本报告期，公司实现主营业务收入221,002,795.37元，主营业务利润118,928,768.12元，净利润为83,365,377.87元。

3.1.1 占主营收入或主营业务利润总额10%以上的主营行业或产品情况

√适用 □不适用

分行业	主营业务收入	主营业务成本	毛利率
土地批租	207881100.00	80722422.03	61.17%
房产销售	9259005.92	8147428.40	12.01%
其中：关联交易			

3.1.2 公司经营的季节性或周期性特征

□适用 √不适用

3.1.3 报告期利润构成情况(主营业务利润、其他业务利润、期间费用、投资收益、补贴收入与营业外收支净额在利润总额中所占比例与前一报告期相比的重大变动及原因的说明)

□适用 √不适用

3.1.4 主营业务及其结构与前一报告期相比发生重大变化的情况及原因说明

□适用 √不适用

3.1.5 主营业务盈利能力(毛利率)与前一报告期相比发生重大变化的情况及其原因说明

√适用 □不适用

本季度土地批租业务结转销售收入的开发地块主要集中在陆家嘴金融中心区，因项目容积率较高且土地级差优势明显，因此毛利率有较大提高。而本期房产销售毛利率的提高则是由于上期成本充分消化后，本期的成本单价有所下降而致。

3.2 重大事项及其影响和解决方案的分析说明

□适用 √不适用

3.3 会计政策、会计估计、合并范围变化以及重大会计差错的情况及原因说明

□适用 √不适用

3.4 经审计且被出具"非标意见"情况下董事会和监事会出具的相关说明

□适用 √不适用

3.5 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

√适用 □不适用

公司预计2003年半年度报告净利润会比去年同期增长50%以上，主要原因为公司前期土地批租项目和房产销售较去年同期相比将有增长，且其中毛利率较高的商务办公楼比重相应提高，上述合同分期付款若按期实现将在下一报告期陆续结算并确认收入。

3.6 公司对已披露的年度经营计划或预算的滚动调整情况

□适用 √不适用

上海陆家嘴金融贸易区开发股份有限公司董事会

2003年4月29日

§1 重要提示

3.6 公司对已披露的年度经营计划或预算的滚动调整情况

□适用 √不适用

武汉东湖高新集团股份有限公司

2003年第一季度报告

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 本公司财务报告未经审计。

1.3 公司董事长黄立平先生、财务总监刘致安先生、财务经理何文君女士声明：保证季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 公司基本信息

股票简称	东湖高新	变更前简称（如有）	
股票代码	600133		
	董事会秘书	证券事务代表	
姓名	舒春萍	李雪梅	
联系地址	武汉市关东科技工业园华光大道1号	武汉市关东科技工业园华光大道1号	
电话	027-87561686	027-87561866	
传真	027-87561866	027-87561866	
电子邮箱	dhgx@hotmail.com	dhgx@hotmail.com	

2.2 财务资料

2.2.1 主要会计数据及财务指标

	本报告期末	上年度期末	本报告期末比上年度期末增减（%）
总资产	1,342,957,606.64	1,352,077,126.60	-0.67
股东权益（不含少数股东权益）	685,365,385.57	676,657,122.42	1.29
每股净资产	2.4869	2.4553	1.29
调整后的每股净资产	2.3548	2.3231	1.36
	报告期	年初至报告期期末	本报告期比上年同期增减（%）
经营活动产生的现金流量净额	-56,920,007.46	-56,920,007.46	23.53
每股收益	0.0316	0.0316	7.12
扣除非经常性损益后的每股收益	0.0310	0.0310	5.80
净资产收益率	1.27%	1.27%	0.51
扣除非经常性损益后的净资产收益率	1.25%	1.25%	-0.57

非经常性损益项目	金额
资产处置损益	350,000.00
滞纳金	-194,145.06
其他	10,000.00
合计	165,854.94

2.2.2 利润表

附后

2.3报告期末股东总人数:54972户。

§3 管理层讨论与分析

3.1 公司报告期内经营活动总体状况的简要分析

2003年第一季度，公司整体经济运作良好。公司董事会在继续壮大主营业务房地产业的同时，加强了对市场的监控以及经营政策的调整，公司积极应对土地出让政策的变化；在保持持续稳健增长的同时，积极推进新项目的发展，在原有高新科技园区项目资源的基础上向东扩展，一季度内完成了东扩规划的基础工作，形成新的发展布局。生物产业方面，在培育壮大的经营方针指导下，采取以增强市场服务为突破口，同时引进国外先进技术，提高产品质量，增强产品的竞争能力，一季度内拓展出口业务取得了显著成绩。

3.1.1 占主营收入或主营业务利润总额10%以上的主营行业或产品情况

√适用 □不适用

分行业或分产品	主营业务收入	主营业务成本	毛利率(%)
科技园开发	51,263,032.00	29,802,185.21	41.86
其中：关联交易			

3.1.2 公司经营的季节性或周期性特征

□适用 √不适用

3.1.3 报告期利润构成情况(主营业务利润、其他业务利润、期间费用、投资收益、补贴收入与营业外收支净额在利润总额中所占比例与前一报告期相比的重大变动及原因的说明)

√适用 □不适用

项目	金额		占利润总额的比例		增(+)减(-)%
	2003年1-3月	2002年1-12月	2003年1-3月	2002年1-12月	
利润总额	10,206,248.46	50,281,724.09			
主营业务利润	22,757,109.30	107,948,327.62	222.97%	214.69%	3.86%
其他业务利润	-5,400.00	202,373.82	-0.05%	0.40%	-112.55%
期间费用	11,981,583.44	53,955,505.63	117.39%	107.31%	9.40%
投资收益	-191,740.51	-3,054,745.16	-1.88%	-6.08%	-69.08%
补贴收入			0.00%	0.00%	
营业外收支净额	-372,136.89	-858,726.56	-3.65%	-1.71%	113.45%

3.1.4 主营业务及其结构与前一报告期相比发生重大变化的情况及原因说明

□适用 √不适用

3.1.5 主营业务盈利能力(毛利率)与前一报告期相比发生重大变化的情况及其原因说明

□适用 √不适用

3.2 重大事项及其影响和解决方案的分析说明

□适用 √不适用

3.3 会计政策、会计估计、合并范围变化以及重大会计差错的情况及原因说明

□适用 √不适用

3.4 经审计且被出具"非标意见"情况下董事会和监事会出具的相关说明

□适用 √不适用

3.5 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

□适用 √不适用

□适用 √不适用

武汉东湖高新集团股份有限公司董[…]

二〇〇三年四月二十[…]

利 润 表

编制单位：武汉东湖高新集团股份有限公司 单位：人民币元

项 目	2003年1-3月 合并数	2003年1-3月 母公司数	2002年1-3月 合并数	2002年1-3月 母公司数
一、主营业务收入	63,648,124.81	51,263,032.00	60,515,957.69	47,684,911
减：主营业务成本	38,999,173.22	29,802,185.21	35,714,114.38	27,591,592
主营业务税金及附加	1,891,842.29	1,837,208.56	1,933,646.17	1,856,301
二、主营业务利润	22,757,109.30	19,623,638.23	22,868,197.14	18,237,017
加：其他业务利润	-5,400.00	0	0	0
减：营业费用	2,938,208.97	1,260,848.34	4,841,129.26	947,909
管理费用	7,880,088.51	4,166,201.81	7,192,450.12	3,188,300
财务费用	1,163,285.96	91,611.28	1,440,115.77	835,237
三、营业利润	10,770,125.86	14,104,976.80	9,394,501.99	13,465,570
加：投资收益	-191,740.51	-3,098,903.46	55,022.82	-3,332,396
补贴收入		0		0
营业外收入	14,114.50	10,000.00	68,103.50	50,000
减：营业外支出	386,251.39	330,074.91	33,990.38	24,544
四、利润总额	10,206,248.46	10,775,998.44	9,483,637.93	10,158,630
减：所得税	2,067,735.29	2,067,735.29	2,023,653.96	2,023,653
少数股东本期损益	-569,749.98		-674,992.26	
五、净利润	8,708,263.15	8,708,263.15	8,134,976.23	8,134,976

法定代表人：黄立平 总会计师：刘致安 会计机构负责人：何文君

股票简称：东湖高新 股票代码：600133 编号：临2003-005

武汉东湖高新集团股份有限公司 第四届董事会第8次会议决议公告

武汉东湖高新集团股份有限公司(以下简称公司)第四届董事会第8次会议于2003年4月27日以通讯方式召开，出席会议的董事应到9人，实到9人。

会议认真讨论了公司经营层提交的议案，决议公告如下：

一、通过《公司2003年一季度报告》。

截止2003年3月31日公司实现营业收入6364.81万元，比上年同期增5.18%；实现净利润870.83万元，比上年同期增加7.05%；净资产收益率1.27%。

二、同意刘守根先生因健康原因辞去集团公司生物科技事业部总监职务。

武汉东湖高新集团股份有限公司董[…]

二〇〇三年四月二十[…]

承德新新钒钛股份有限公司

2003年第一季度报告

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 董事韩涛先生、杨志国先生、邓国珠先生因工作原因未出席本次董事会，韩涛先生书面委托刘克忠董事出席会议并行使表决权；杨志国先生书面委托王林森董事出席会议并行使表决权，邓国珠先生书面授权李怡平董事出席会议并行使表决权。

1.3 公司本季度财务报告未经审计。

1.4 公司负责人刘克忠先生、主管会计工作负责人张振中先生及会计机构负责人李德仁先生声明：保证季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 公司基本信息

股票简称	承德钒钛	变更前简称（如有）	
股票代码	600357		
	董事会秘书	证券事务代表	
姓名	王世杰	周开英	
联系地址	河北省承德市双滦区承德新新钒钛股份有限公司证券部	河北省承德市双滦区承德新新钒钛股份有限公司证券部	
电话	(0314) 4073574	(0314) 4073574	
传真	(0314) 4079279	(0314) 4079279	
电子邮箱	zqb8899@163.com	zqb8899@163.com	

2.2 财务资料

2.2.1 主要会计数据及财务指标

	本报告期末	上年度期末	本报告期末比上年度期末增减（%）
总资产（元）	4,292,548,953.40	3,985,348,466.86	7.71
股东权益（不含少数股东权益）、（元）	1,430,230,558.20	1,392,926,279.26	2.68
每股净资产（元）	3.76	3.66	2.73
调整后的每股净资产（元）	3.64	3.61	0.83
	报告期	年初至报告期期末	本报告期比上年同期增减（%）
经营活动产生的现金流量净额（元）	-119,366,005.02	-119,366,005.02	
每股收益（元）	0.10	0.10	67
每股收益注1			
净资产收益率%	2.61	2.61	50
扣除非经常性损益后的净资产收益率%	2.71	2.71	14.8

非经常性损益项目	金 额（元）
营业外支出	2,094,398.34
所得税影响数	691,151.45
合 计	1,403,246.89

2.2.2 利润表

单位：人民币元

项 目	本期累计数 合并报表数	本期累计数 母公司数	上年同期数 合并报表数	上年同期数 母公司数
一、主营业务收入	901,208,119.70	848,850,256.09	604,343,042.80	604,343,042.80
减：主营业务成本	726,321,230.26	707,314,965.39	527,983,323.08	527,983,323.08
主营业务税金及附加	7,684,701.23	7,684,701.23	2,603,920.11	2,603,920.11
二、主营业务利润	167,202,188.21	133,850,589.47	73,755,799.61	73,755,799.61
加：其他业务利润	-8,514,047.82	-9,318,277.35	1,259,598.43	1,259,598.43
减：营业费用	40,371,578.42	35,005,529.17	14,759,969.62	14,759,969.62
管理费用	40,359,531.75	32,029,759.49	15,256,370.29	15,256,370.29
财务费用	21,345,403.37	19,281,743.60	20,713,936.85	20,713,936.85
三、营业利润	56,611,626.85	38,215,279.86	24,285,121.28	24,285,121.28
加：投资收益		15,064,859.32		
补贴收入				
营业外收入				
减：营业外支出	2,094,398.34	2,094,398.34	18,380.72	18,380.72
四、利润总额	54,517,228.51	51,185,740.84	24,266,740.56	24,266,740.56
减：所得税	11,919,890.90	11,919,890.90	8,008,024.38	8,008,024.38
少数股东本期损益	5,293,058.67			
五、净利润	37,304,278.94	39,265,849.94	16,258,716.18	16,258,716.18

2.3报告期末股东总人数

截止报告期末，公司股东总数为68853户。

§3 管理层讨论与分析

3.1 公司报告期内经营活动总体状况的简要分析

报告期内，钢材市场购销活跃，价格上扬；国际钒产品市场价格振荡回升；原燃料供应趋紧，价格上涨。

报告期内，公司坚持以效益为中心、以市场为导向，继续深入开展对标挖潜增效活动，生产经营呈现良好的发展态势，实现了产销两旺。

1-3月份累计产含钒低(微)合金钢40.28万吨，比去年同期增长9.07%；含钒螺纹钢筋25.64万吨，比去年同期增长13.3%(其中含钒新Ⅲ级螺纹钢筋10.32万吨，比去年同期增长74.4%)；含钒低合金热轧带钢11.53万吨，比去年同期增长27.7%；钒渣1.25万吨，比去年同期增长29.7%。1-3月份实现销售收入90120.81万元，利润总额5451.72万元，净利润3730.43万元。

3.1.1 占主营收入或主营业务利润总额10%以上的主营产品情况

√适用 □不适用

主营产品	主营业务收入(元)	主营业务成本(元)	毛利率(%)
含钒国标螺纹钢筋	307,136,797.36	256,505,949.07	16.48
含钒新Ⅲ级钢筋	233,707,426.73	188,112,977.01	19.51
含钒低合金热轧带钢	327,107,166.76	264,791,250.55	19.05

3.1.2 公司经营的季节性或周期性特征

□适用 √不适用

3.1.3 报告期利润构成情况(主营业务利润、其他业务利润、期间费用、投资收益、补贴收入与营业外收支净额在利润总额中所占比例与前一报告期相比的重大变动及原因的说明)

√适用 □不适用

项目	金 额(元) 2003年1-3月	金 额(元) 2002年1-12月	占利润总额比例(%) 2003年1-3月	占利润总额比例(%) 2002年1-12月
利润总额	54,517,228.51	122,326,578.53		
主营业务利润	167,202,188.21	391,603,357.42	306.70	320.13
其他业务利润	-8,514,047.82	6,586,265.82	-15.62	5.38
期间费用	102,076,513.54	274,362,341.72	187.24	224.29
营业外收支净额	-2,094,398.34	-1,500,702.99	-3.84	-1.23

报告期主营业务利润占利润总额的比例较前一报告期降低，主要原因是利润总额增幅高于主营业务利润总额增幅。

其他业务利润占利润总额的比例较前一报告期大幅度降低，主要是公司的冬季取暖费用由于季节性支付计入当期其他业务成本所致。

报告期期间费用占利润总额的比例低于前一报告期的主要原因是报告期银行承兑汇票贴现额度减少、贴现利率降低致使财务费用降低。

报告期内无重大季节性收支和重大非经常性损益情况。

3.1.4 主营业务及其结构与前一报告期相比发生重大变化的情况及原因说明

□适用 √不适用

3.1.5 主营业务盈利能力(毛利率)与前一报告期相比发生重大变化的情况及其原因说明

□适用 √不适用

3.2 重大事项及其影响和解决方案的分析说明

□适用 √不适用

3.3 会计政策、会计估计、合并范围变化以及重大会计差错的情况及原因说明

√适用 □不适用

与前一报告期相比，公司执行的会计政策、会计估计无重大变化。自2002年10月份，公司将收购完成的持有74%股权的控股子公司承德燕山带钢有限公司纳入合并范围编制合并会计报表。本报告期已将承德燕山带钢有限公司纳入合并范围，去年同期公司无控股子公司。

3.4 经审计且被出具"非标意见"情况下董事会和监事会出具的相关说明

□适用 √不适用

3.5 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

√适用 □不适用

根据目前市场和公司生产经营的态势，预计2003年度上半年实现净利润将比去年同期增长50%以上。

3.6 公司对已披露的年度经营计划或预算的滚动调整情况

□适用 √不适用

承德新新钒钛股份有限公司董[…]

二零零三年四月二十[…]

证券代码 600357 股票简称：承德钒钛 公告编号：临2003-008

承德新新钒钛股份有限公司 第四届董事会第一次会议决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的[…]记载、误导性陈述或者重大遗漏负连带责任。

承德新新钒钛股份有限公司第四届董事会第一次会议于2003年4月25[…]承钢宾馆召开。应参加董事11人，实际参加董事8人，韩涛董事、杨志国董事、[…]珠董事因故未出席，分别书面委托刘克忠董事、王林森董事和李怡平董事代[…]使表决权。会议符合《公司法》和《公司章程》的有关规定，所做决议合法有效[…]各位董事认真审议，一致决议如下：

一、选举晋心翠女士为公司董事会董事长。

二、选举刘克忠先生、常建先生为公司董事会副董事长。

三、根据董事长提名同意聘任李怡平先生担任公司总经理、王世杰先[…]任公司董事会秘书(享受总经理助理待遇)。

四、根据总经理提名同意聘任周春林先生担任公司副总经理兼总工程[…]迟桂友先生担任公司副总经理、王智凡先生担任公司财务机构负责人(副总[…]师)。

五、根据董事会秘书提名同意聘任周开英女士担任公司董事会证券事[…]表。

六、根据董事长提名同意聘任刘克忠、晋心翠、常建、李怡平、王林森、[…]干、邓国珠七位董事担任公司董事会战略发展与投资决策委员会委员，刘克[…]事担任主任；同意聘任王林森、杨志国、常建三位董事担任公司董事会薪酬[…]核委员会委员，王林森董事担任主任；同意聘任黄金干、杨志国、李怡平三位[…]担任公司董事会关联交易审核委员会委员，黄金干董事担任主任。

七、审议通过了《承德新新钒钛股份有限公司二00三年一季度报告》。

承德新新钒钛股份有限公司第四届董[…]

二00三年四月二十[…]

证券代码 600357 股票简称：承德钒钛 公告编号：临2003-009

承德新新钒钛股份有限公司 第四届监事会第一次会议决议公告

承德新新钒钛股份有限公司第四届监事会第一次会议于2003年4月25[…]承钢宾馆召开。会议应到监事5人，实到4人，李学桂监事未出席，书面委托张[…]监事代其行使表决权。会议符合《公司法》和《公司章程》的有关规定，所做决[…]法有效。会议由张乃礼先生主持。出席会议的监事一致推选张乃礼先生为公[…]事会主席。出席会议的监事还对公司2003年一季度报告进行了讨论，认为，[…]一季度生产经营形势较好，董事会和经理班子尽职尽责，一季度报告反映了[…]的实际情况。

承德新新钒钛股份有限公司监[…]

二00三年四月二十[…]

2002 上海开开实业股份有限公司年度报告摘要

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。本年度报告摘要摘自年度报告全文，投资者欲了解详细内容，应阅读年度报告全文。

1.2 公司副董事长陈重远，董事陈敏仪、沈士祥因故未能参加公司董事会，委托董事长江玉森代为行使表决权；董事杨桦、许佩能因故未能参加董事会，分别委托董事熊克力、董事黄佳康代为行使表决权。

1.3 本公司年度报告已经上海立信长江会计师事务所有限公司和浩华会计师事务所分别按照国内和国际会计准则出具了标准无保留意见的审计报告。

1.4 公司负责人董事长江玉森先生，主管会计工作负责人副总经理朱苗先生，会计机构负责人总会计师姚祖裕先生声明：保证年度报告中财务会计报告的真实、完整。

§2 上市公司基本情况简介

2.1 基本情况简介

股票简称	开开实业	开开B股
股票代码	600272	900943
上市交易所	上海证券交易所	上海证券交易所
注册地址	上海市万航渡路888号	
办公地址	上海市万航渡路888号	
邮政编码	200042	
公司国际互联网网址	http://www.e-kaikai.com	
电子信箱	Kaikaido@public3.sta.net.cn	

2.2 联系人和联系方式

	董事会秘书	证券事务代表
姓名	[illegible]	
联系地址	上海市万航渡路888号董事会秘书室	
电话	86-21-62127560	
传真	86-21-62127566	
电子信箱	Kaikaido@public3.sta.net.cn	

§3 会计数据和财务指标摘要

3.1 主要会计数据

单位：元

	2002年	2001年	本年比上年增减(%)	2000年
主营业务收入	1,688,876,080.65	1,114,928,182.95	51.48	673,862,663.18
利润总额	67,729,098.82	67,088,986.31	0.95	42,331,838.53
净利润	50,838,947.81	49,258,979.40	3.21	31,424,169.08
扣除非经常性损益的净利润	47,497,329.86	29,850,344.11	59.12	31,364,009.60
	2002年末	2001年末	本年末比上年末增减(%)	2000年末
总资产	2,007,745,919.06	1,937,176,958.26	3.64	947,477,454.77
股东权益(不含少数股东权益)	839,593,222.61	808,596,929.83	3.82	368,150,478.89
经营活动产生的现金流量净额	-6,982,763.71	70,618,321.55	-108.48	193,183,533.60

3.2 主要财务指标

单位：元

	2002年	2001年	本年比上年增减(%)	2000年
每股收益	0.209	0.203	2.96	0.159
净资产收益率	6.056	6.091	-0.59	8.536
扣除非经常性损益的净利润为基础计算的净资产收益率(%)	5.807	3.987	45.66	8.712
每股经营活动产生的现金流量净额	-0.026	0.292	-108.66	0.976
	2002年末	2001年末	本年末比上年末增减(%)	2000年末
每股净资产	3.455	3.328	3.82	1.869
调整后的每股净资产	3.446	3.299	4.46	1.824

3.3 国内外会计准则差异

√适用 □不适用

单位：(万元)

	国内会计准则	国际会计准则
净利润	5,083.90	5,093.99
差异说明	按国际会计准则作出的调整： 1、直接计入损益之收入及支出 提取职工奖励及福利基金 -5.70 其他 9.60 2、子公司损失 -63.20 3、评估资产摊销及其有关摊销费用 103.90 4、开办费摊销 -44.60	

§4 股本变动及股东情况

4.1 股份变动情况表

公司股份变动情况表

数量单位：股

	本次变动前	配股	送股	公积金转股	增发	其他	小计	本次变动后
一、未上市流通股份								
1.发起人股份								
其中：								
国家持有股份	80,090,200							80,090,200
境内法人持有股份								
境外法人持有股份								
其他								
2.募集法人股份	22,909,800							22,909,800
3.内部职工股	15,000,000							15,000,000
4.优先股或其他								
未上市流通股份合计	118,000,000							118,000,000
二、已上市流通股份								
1.人民币普通股	45,000,000							45,000,000
2.境内上市的外资股	80,000,000							80,000,000
3.境外上市的外资股								
4.其他								
已上市流通股份合计	125,000,000							125,000,000
三、股份总数	243,000,000							243,000,000

4.2 前十名股东持股表

报告期末股东总数	51,491名（A股：34,110名，B股：17,378名）					
前十名股东持股情况						
股东名称（全称）	年度内增减（万股）	年末持股数量（万股）	比例（%）	股份类别（已流通或未流通）	质押或冻结的股份数量	股东性质（国有股东或外资股东）
上海开开（集团）有限公司	0	8,009.02	32.96	未流通	0	国有股
中国石化上海石油化工股份有限公司上海石油有限分公司	0	450.00	1.85	未流通	未知	法人股
上海华鹏贸易发展有限公司	0	450.00	1.85	未流通	未知	法人股
上海东方明珠股份有限公司	0	300.00	1.23	未流通	未知	法人股
[illegible]	0	300.00	1.23	未流通	[illegible]	[illegible]

5.1 董事、监事和高级管理人员持股变动

姓名	职务	性别	年龄	任期起止日期	年初持股数	年末持股数	变动原因
江玉森	董事长	男	56	2002.6-2005.6	36,000	36,000	无
陈重远	副董事长	女	56	2002.6-2005.6	36,000	36,000	无
黄佳康	董事	男	52	2002.6-2005.6	18,000	18,000	无
徐耀忠	董事	男	48	2002.6-2005.6	0	0	
沈士祥	董事	男	56	2002.6-2005.6	12,600	12,600	无
尹胜利	董事	男	52	2002.6-2005.6	1600	1600	无
熊克力	董事	男	36	2002.6-2005.6	0	0	
陈敏仪	董事	女	31	2002.6-2005.6	0	0	
许佩能	董事	女	52	2002.6-2005.6	0	0	
吴利华	董事	女	31	2002.6-2005.6	0	0	
杨桦	董事	女	32	2002.6-2005.6	0	0	
[illegible]	独立董事	男	55	2002.6-2005.6	0	0	
[illegible]	独立董事	男	43	2002.6-2005.6	0	0	
宋炳映	监事长	女	49	2002.6-2005.6	18,000	18,000	无
沈麒	监事	男	58	2002.6-2005.6	3,000	3,000	无
王伟民	监事	男	42	2002.6-2005.6	0	0	
Charlie Chang	总经理	男	39	2002.6-2005.6	0	0	
朱苗	副总经理	男	56	2002.6-2005.6	18,000	18,000	无
[illegible]	副总经理	男	48	2002.6-2005.6	30,000	30,000	无
姚祖裕	总会计师	男	54	2002.6-2005.6	13,500	13,500	无
[illegible]	董事会秘书	女	41	2002.6-2005.6	7,200	7,200	无

5.2 在股东单位任职的董事监事情况

√适用 □不适用

姓名	任职的股东名称	在股东单位担任的职务	任职期间	是否领取报酬、津贴（是或否）
江玉森	上海开开（集团）有限公司	董事长	1996.7至今	是
陈重远	上海开开（集团）有限公司	董事兼总经理	1996.7至今	是
黄佳康	上海开开（集团）有限公司	党委书记、副董事长	1996.7至今	是
徐耀忠	上海开开（集团）有限公司	董事兼常务副总经理	2000.4至今	是
沈士祥	中国石化股份有限公司上海石油有分公司	经理	2001.12004.1	是
尹胜利	上海东方明珠股份有限公司	经营管理部经理	2001.7至今	是
沈麒	上海华鹏贸易发展有限公司	总经理	1998.10至今	是
王伟民	上海开开（集团）有限公司	董事兼党委副书记、工会主席、纪委书记	1999.11至今	是

5.3 董事、监事和高级管理人员年度报酬情况

年度报酬总额	
金额最高的前三名董事的报酬总额	公司董事均不在公司领取报酬
金额最高的前三名高级管理人员的报酬总额	45.79万元
独立董事津贴	每人每年3.6万元
独立董事其他待遇	独立董事出席公司董事会、股东大会的交通费及有关规定行使职权发生的合理费用，由公司承担。
不在公司领取报酬、津贴的董事、监事姓名	董事：江玉森、陈重远、徐耀忠、黄佳康、尹胜利、沈士祥、熊克力、吴利华、许佩能、杨桦、陈敏仪 监事：沈麒、王伟民
报酬区间	人数
6万元以下	1
7万元-8万元	1
11万元-16万元	3
26万元以上	1

§6 董事会报告

6.11 报告期内整体经营情况的讨论与分析

2002年是中国加入WTO的第一年。面对激烈的市场竞争，公司董事会率领经营班子，不断强化企业规范管理，挖掘内部潜力，降低各项成本费用，大力营造产业投资新亮点，开拓进取、求实创新，公司的经营业绩得到了健康、平稳的发展。报告期内，公司实现主营业务收入168,887.60万元，比上年同期增长51.48 %，主营业务利润18,701.29万元，比上年同期增长13.15%，利润总额6,772.91万元，比上年同期增长0.95%。净利润5,083.89万元，比上年同期增长3.21 %。

服装业：报告期内，国内服装市场竞争加剧，产品价格持续下滑，产品毛利空间进一步萎缩。公司迎难而上，积极调整产品结构和市场方向，紧紧抓住了中国加入世贸的有利时机，重点发展对外贸易。报告期内，公司共实现外贸销售11,107万美元，比去年同期增长197.44%。

报告期内，公司的服装销售继续增长。公司主导产品开开牌衬衫，据往年国家统计局、中国行业企业信息发布中心统计，连续多年来在全国男衬衫销售量和销售额市场占有率中均居同行业第二位。最新统计表明2002年上海地区开开牌衬衫销售量和销售额均名列第一，按零售量和零售额计算的市场占有率分别为18.05%和15.60%。

报告期内，公司经股东大会通过，改变了部分募集资金用途，投资设立了嘉兴港区开凌服饰有限公司。另外，用计划外的募集资金和部分自有资金投资设立了嘉兴港区大洋服饰有限公司。上述两项目将成为公司新的利润增长点。

百货业：入世后的中国百货业竞争更趋激烈。消费市场出现了增长的势头，特别是居民消费信心在保持相对稳定中呈现上升的趋势，但传统百货企业受到购物中心、大卖场等新业态的挑战，开开百货通过依托大卖场发展"店中店"来加大连锁经营力度，充分利用节假日不断推出相应的促销活动，扩大了开开百货的零售业务。本年度，开开百货连锁经营取得较大发展，报告期内，34家连锁店为开开百货带来50%的销售增长。

医药业：本年度医药业三医改革继续深入，市场竞争空前激烈。为夯实经营基础，提高企业经营质量，公司把主要力量放在落实药品企业GSP改造认证和生产企业的GMP认证方面，投入较多的人力、物力，保证了这项基础工作的顺利推进。报告期内，上海雷允上药业西区有限公司通过了上海市GSP认证检查组的现场检查，并将于2003年迎接国家药监局的检查认证；上海静安制药有限公司已完成GMP全面改造，将于2003年上半年申报国家GMP认证；开开援生制药股份有限公司已经完成全厂整体通过国家GMP认证，成为河南省第一家获此成绩的制药企业；上海其胜生物制剂有限公司2002年在大力发展国内市场的同时，积极拓展国际市场，销售业绩已连续两年保持40%的高增长。

6.2 主营业务分行业、产品情况表

单位：元

分行业或分产品	主营业务收入	主营业务成本	毛利率(%)	主营业务收入比上年增减(%)	主营业务成本比上年增减(%)	毛利率比上年增减(%)
工业	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
商业	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
外贸	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
广告	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
租赁	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
其中：关联交易	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]					
[illegible]	[illegible]					

6.3 主营业务分地区情况

地区	主营业务收入（元）	主营业务收入比上年增减（%）
[illegible]	[illegible]	[illegible]

的财务状况和经营成果产生了一定的影响，因税率调整使公司本年净利润减少458.68万元。

6.10 完成盈利预测的情况

□适用 √不适用

6.11 完成经营计划情况

□适用 √不适用

6.12 募集资金使用情况

√适用 □不适用

募集资金总额	41,250万元		本年度已使用募集资金总额	9,127万元	
			已累计使用募集资金总额	39,460万元	
承诺项目	拟投入金额（万元）	是否变更项目	实际投入金额（万元）	产生收益金额（万元）	是否符合计划进度和预计收益
二期收购雷允上药业股权	14,669（计划内募集资金）	否	12,769	953.58	1800万元尚未投入（详见说明）
投资控股河南开封[illegible]制药	4,300（计划内募集资金）	否	4,300	6.68	符合
投资控股上海其胜生物制剂有限公司	4,134（计划内募集资金）	部分变更	1,254	300.29	符合
投资组建开开药物研发中心	3,500（计划内募集资金）	是	0		
补充营运资金	3,500（计划内募集资金）	否	3,500		符合
认购华阳医药科技发展有限公司10.99%股权	500（计划外募集资金）	否	500		符合
[illegible]科技发展有限公司（本公司占44.44%股权）	8,000（计划外募集资金）	否	6,000	851.01	符合
投资设立嘉兴港区大洋服饰有限公司（本公司占75%股权）	1,627（计划外募集资金）623自有资金	否	2,250	-34.52	符合
合计	40,753		32,573	2,077.34	
未达到计划进度和收益的说明（分具体项目）	[illegible]				
变更原因及变更程序说明（分具体项目）	[illegible]				

变更项目情况

√适用 □不适用

变更投资项目的资金总额	6380万元				
变更后的项目	对应的原承诺项目	变更项目拟投入金额	实际投入金额	产生收益金额	是否符合计划进度和预计收益
投资设立嘉兴港区开凌服饰有限公司	[illegible]	6380万元（变更的募集资金）1120万元（计划外[illegible]）	7600万元	开办期	符合
合计		7500万元	7600万元		

非募集资金项目情况

√适用 □不适用

项目名称	项目金额（万元）	项目进度	项目收益情况
[illegible]	本公司控股子公司上海开开百货[illegible]出资80万元	完成	-19.65万元
[illegible]	本公司出资1,700万元	完成	[illegible]
[illegible]（占45.45%股权）	本公司出资100万元	完成	26万元
组建深圳市赢润实业有限公司	本公司出资2,700万元，本公司全资子公司上海开开制衣公司出资300万元	完成	开办期
收购上海开开（集团）有限公司所持有的[illegible]	[illegible]	完成	开办期
[illegible]金安门诊部有限公司	[illegible]	完成	开办期
投资组建上海雷西大药房连锁有限公司	[illegible]出资900万元	完成	开办期
投资组建上海静安制药有限公司	[illegible]出资450万元	完成	开办期
合计	6,318.95万元		

6.14 董事会对会计师事务所"非标意见"的说明

□适用 √不适用

6.15 董事会新年度的经营计划（如有）

√适用 □不适用

1.服装领域，在继续保持国内市场占有率的基础上，启动出口海外服装的大型生产基地，抓住中东地区战后重建的机遇进行国际市场的开发，加大发展外贸出口业务，进一步开发欧美市场，实现开开服装主业的新发展。

2.医药领域，公司的药业经营仍将根据新形势制订对策，积极调整营销策略，调整品种结构，增强总经销总代理的范围和能力，巩固批发阵地。公司将重点加强对雷西大药房连锁

定毅、林璐签字审计，并出具了信长会师报字(2003)第10960号标准无保留意见的审计报告。

本公司2002年财务报告(B股)经浩华会计师事务所香港执业会计师陈锦荣签字出具了标准无保留意见的核数师报告书。

9.2 合并及母公司的资产负债表、利润表和现金流量表。(见附表)

9.3 与最近一期年度报告相比，会计政策、会计估计和核算方法均没有发生变化。

9.4 与最近一期年度报告相比，合并范围发生了如下变化：

与上年度相比；本年度减少合并报表单位1家，系因上海新世界医药保健品有限公司于本年度已清算，故不再纳入合并报表范围。

与上年度相比，本年度增加合并报表单位6家：嘉兴港区开凌服饰有限公司是本公司变更募集资金而设立的公司，本公司占75%的股权，因而纳入合并报表范围；嘉兴港区大洋服饰有限公司是本公司用计划外的募集资金设立的公司，本公司占75%的股权，因而纳入合并报表范围；深圳市赢润实业有限公司是本公司与本公司的全资子公司上海开开制衣公司出资组建的，本公司直接与间接的持股比例合计为100%，因而纳入合并报表范围；上海雷允上西区金安门诊部有限公司是本公司的控股子公司上海雷允上药业西区有限公司（占90%股份）和上海开开(集团)有限公司(占10%股份)共同投资设立的公司，因而纳入合并报表范围；上海静安药业有限公司是本公司的控股子公司上海雷允上药业西区有限公司（占90%股份)和上海开开(集团)有限公司(占10%股份)共同投资设立的公司，因而纳入合并报表范围；上海雷西大药房连锁有限公司是本公司的控股子公司上海雷允上药业西区有限公司（占90%股份)和上海开开(集团)有限公司(占10%股份)共同投资设立的公司，因而纳入合并报表范围。

董事长：江玉森

上海开开实业股份有限公司董事会

2003年4月29日

资产负债表

单位：人民币元

项目	期末数		期初数	
	合并	母公司	合并	母公司
流动资产：				
货币资金	277,250,428.39	103,111,399.98	325,483,619.52	224,283,391.77
短期投资	254,160.00	14,160.00	106,061,840.00	81,840.00
应收票据	100,000.00	0.00	0.00	0.00
应收股利	283,960.53	42,594,918.36	1,433,436.06	3,148,981.56
应收利息	0.00	0.00	0.00	0.00
应收账款	345,357,325.92	143,057,939.71	293,479,889.39	141,280,886.72
其他应收款	130,860,057.65	41,966,380.01	47,138,519.04	132,820,836.96
预付账款	176,556,471.90	182,218,110.22	104,826,618.06	76,088,521.60
应收补贴款	5,006,760.34	5,006,760.34	3,028,118.72	3,028,118.72
存货	189,969,067.50	89,183,255.25	187,119,231.19	107,661,445.83
待摊费用	197,720.54	18,000.00	158,693.47	0.00
一年内到期的长期债权投资	0.00	0.00	0.00	0.00
其他流动资产	0.00	0.00	0.00	0.00
流动资产合计	1,125,825,950.77	577,170,923.86	1,064,729,464.48	687,150,012.16
长期投资：				
长期股权投资	204,464,997.19	808,669,012.63	188,319,499.45	440,030,359.77
长期债权投资	1,650.00	0.00	57,187.61	0.00
长期投资合计	204,466,647.19	808,669,012.63	188,376,687.06	440,030,359.77
其中：合并价差	19,217,233.82	0.00	17,406,820.61	0.00
固定资产：				
固定资产原价	782,479,149.24	485,121,087.00	764,741,418.63	463,672,001.04
减：累计折旧	80,452,077.90	29,965,314.76	62,926,063.90	21,681,278.18
固定资产净值	702,027,071.34	455,156,772.24	701,815,384.63	442,014,722.86
减：固定资产减值准备	70,900,964.20	43,966,050.11	71,432,525.98	41,196,694.03
固定资产净额	631,126,107.14	411,190,722.13	630,382,828.65	400,818,028.83
工程物资	0.00	0.00	0.00	0.00
在建工程	2,007,929.12	1,705,801.68	2,537,180.31	0.00
固定资产清理	0.00	0.00	0.00	0.00
固定资产合计	633,134,036.26	412,896,533.81	632,919,988.86	400,818,028.83
无形资产及其他资产：				
无形资产	39,961,261.99	17,851,204.62	43,680,465.14	19,820,398.22
长期待摊费用	4,558,022.85	0.00	5,470,362.75	616,918.00
其他长期资产	0.00	0.00	0.00	0.00
无形资产及其他资产合计	44,519,284.84	17,851,204.62	49,150,827.89	20,136,416.72
递延税项：				
递延税款借项	0.00	0.00	0.00	0.00
资产总计	2,007,745,919.06	1,816,587,664.91	1,937,176,958.26	1,548,134,816.99
流动负债：				
短期借款	478,070,000.00	338,370,000.00	493,380,000.00	371,500,000.00
应付票据	125,277,249.97	118,987,250.00	137,620,059.70	130,088,621.60
应付账款	423,528,473.66	218,588,407.52	306,263,478.38	139,092,291.86
预收账款	12,178,133.22	5,477,651.70	3,412,387.86	0.00
应付工资	2,045,373.16	0.00	3,332,873.27	1,176,780.38
应付福利费	1,796,503.05	41,163.79	2,854,103.64	0.00
应付股利	21,081,157.20	21,081,157.20	26,122,421.60	26,122,421.60
应交税金	13,264,733.61	7,013,573.35	12,201,956.88	3,397,994.57
其他应交款	738,187.71	64,212.87	692,773.18	1,331.40
其他应付款	34,803,011.28	57,471,892.35	36,732,578.80	34,636,200.30
预提费用	172,765.20	0.00	659,720.49	288,845.38
预计负债	0.00	0.00	0.00	0.00
一年内到期的长期负债	2,000,000.00	0.00	17,860,000.00	0.00
其他流动负债	0.00	0.00	0.00	0.00
流动负债合计	1,068,254,587.65	765,082,208.78	1,031,322,894.59	696,226,887.03
长期负债：				
长期借款	28,000,000.00	0.00	30,800,000.00	28,800,000.00
应付债券	0.00	0.00	0.00	0.00
长期应付款	0.00	0.00	0.00	0.00
专项应付款	0.00	0.00	0.00	0.00
其他长期负债	0.00	0.00	0.00	0.00
长期负债合计	28,000,000.00	0.00	30,800,000.00	28,800,000.00
递延税项：				
递延税款贷项	0.00	0.00	0.00	0.00
负债合计	1,093,254,587.65	765,082,208.78	1,062,122,894.59	725,026,887.03
少数股东权益	74,898,109.00	0.00	66,357,147.84	0.00
所有者权益（或股东权益）：				
实收资本（或股本）	243,000,000.00	243,000,000.00	243,000,000.00	243,000,000.00
减：已归还投资	0.00	0.00	0.00	0.00
实收资本（或股本）净额	243,000,000.00	243,000,000.00	243,000,000.00	243,000,000.00
资本公积	454,721,378.18	454,721,378.18	454,634,709.25	454,634,709.25
盈余公积	123,809,132.32	118,752,384.16	111,689,760.08	111,689,760.08
其中：法定公益金	29,055,388.97	27,421,573.49	25,034,832.13	25,034,832.13
未分配利润	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	0	300.00	1.23	[illegible]	[illegible]
[illegible]	91.93	0.00	0.38	[illegible]	上海
[illegible]	0	90.00	0.37	[illegible]	纳入表
[illegible]	0	90.00	0.38	[illegible]	纳入表
[illegible]	0	60.00	0.25	[illegible]	纳入表
[illegible]	0	60.00	0.25	[illegible]	纳入表
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

4.3控股股东及实际控制人情况介绍

4.3.1控股股东及实际控制人变更情况

□适用 √不适用

4.3.2控股股东和其他实际控制人具体情况介绍

上海开开(集团)有限公司代表国家持有本公司股份8009.02万股,占总股本的32.96%。公司法定代表人:江玉森,注册资本:11211万元。经营范围:衬衫、羊毛衫、针棉织品、服装鞋帽、日用百货、皮革用品、纺织面料、家用电器、视听器材、工艺品(除专项规定),制冷设备、收费停车场(配建),化工原料(除危险品),化工产品、自营和代理经外经贸部核准的公司进出口商品目录内商品的进出口业务(国家限定公司经营或禁止进出口的商品及技术除外),经营进料加工和"三来一补"业务,经营对销贸易和转口贸易。

上海开开(集团)有限公司和上海和康旅游用品有限公司、上海九隆服饰有限公司、上海怡邦针织品有限公司分别于2002年2月9日、2002年4月29日、2002年5月20日在上海签署了《股份转让协议》和《股份托管协议》。本次股权转让已获得财政部财企(2002)626号文批准,过户手续正在办理中。

§5 董事、监事和高级管理人员

股票代码:600272　股票简称:开开实业　编号:临2003－008
900943　开开B股

上海开开实业股份有限公司四届六次董事会决议公告

上海开开实业股份有限公司第四届董事会于2003年4月25日召开了第六次会议,应到董事13名,参加表决的董事13名(其中5人委托表决:副董事长陈重远,董事陈敏仪、董事沈士祥全权委托江玉森董事长代为表决;董事杨梓全权委托杨克力董事代为表决;董事许佩能全权委托黄佳康董事代为表决。),3名监事及高级管理人员列席了会议,符合《公司法》与《公司章程》的有关规定。会议审议并通过了如下决议:

1.公司2002年度总经理业务报告

2.公司2002年度董事会工作报告

3.公司2002年度财务决算报告

4.公司2002年度利润分配预案

经上海立信长江会计师事务所按国内会计准则审计确认,本公司2002年合并报表净利润为50,838,947.51元。加上年初未分配利润3,679,036.27元,则可供分配的利润为54,517,983.78元,提取法定公积金8,189,015.40元,提取法定公益金4,021,356.84元,提取职工奖励及福利基金57,427.70元。这样,本年度可供股东分配的利润为42,250,183.84元。

由于本公司系A、B股上市的企业,所以请浩华会计师事务所按国际会计准则进行了审计,经审计确认,本公司2002年度合并报表的净利润为5,093.00万元。加上年初未分配利润882.80万元,则可供分配的利润为5,975.80万元,提取法定公积金818.90万元,提取法定公益金402.10万元,则本年度可供股东分配的利润为4,754.80万元。

根据国家财政部和本公司章程中有关A、B股分配孰低的原则,故建议以公司2002年年末总股本243,000,000股为基数,每10股派送红利0.80元(含税),共计派送红利19,440,000.00元。经以上分配后,按国内会计准则审计的年末未分配利润为22,810,183.84元,按国际会计准则审计的年末未分配利润为2,810.80万元,均并入2003年度一并分配。

5.公司2002年年度报告及报告摘要

6.公司部分董事辞职的议案

因退休原因,公司董事会同意陈重远女士辞去公司副董事长及董事职务;因工作调动原因,公司董事会同意杨梓小姐辞去公司董事职务。公司董事会对陈重远女士和杨梓小姐在职期间的辛勤工作表示感谢。

7.选举黄佳康先生为公司第四届董事会副董事长

8.公司关于提名独立董事候选人的议案

董事会提名(按姓氏笔画排序)陈达行先生、余锡君先生、胡锦华先生为公司第四届董事会独立董事候选人,三名独立董事候选人的任职资格和独立性尚需报中国证监会审核。三位独立董事候选人的简历(见附件一),独立董事提名人声明及独立董事候选人声明(见附件二)

被提名的独立董事在获得股东大会通过后,其津贴仍按公司2001年度股东年会通过的《独立董事年度津贴标准》执行。

9.公司关于董事会成立四个专业委员会的提案及四个专业委员会的实施细则

10.关于修改公司章程部分条款的议案

11.公司关于控股股东行为规则的议案

12.公司关于2003年续聘会计师事务所及支付2002年度审计费用的议案

公司拟续聘上海立信长江会计师事务所有限公司和浩华会计师事务所担任公司2003年度会计审计工作,聘期为一年。董事会提请股东大会授权董事会确定2003年度两家审计机构的审计费用并与其签订2003年度聘用合同。

2002年度支付上海立信长江会计师事务所有限公司和浩华会计师事务所审计费用为人民币100万元(包括交通、食宿、翻译等费用)。

13.公司决定召开2002年度股东年会的事宜

公司决定召开2002年度股东年会,审议:《公司2002年度董事会工作报告》、《公司2002年度监事会工作报告》、《公司2002年度财务决算报告》、《公司2002年度利润分配预案》、《公司关于选举陈达行先生、胡锦华先生、俞锡君先生为公司第四届董事会独立董事的议案》、《公司关于董事会成立四个专业委员会的议案及公司四个专业委员会的实施细则》、《公司关于修改公司章程部分条款的议案》、《公司关于控股股东行为规则的议案》、《公司关于2003年续聘会计师事务所及授权董事会确定2003年度两家审计机构的审计费用并与其签订2003年度聘用合同的议案》。

有关召开股东年会的具体事宜,董事会将另行公告。

《公司关于修改公司章程部分条款的议案》、《公司关于控股股东行为规则》、《董事会战略委员会实施细则》、《薪酬会审计委员会实施细则》、《董事会提名委员会实施细则》、《董事会薪酬与考核委员会实施细则》内容详见上海证券交易所网站www.sse.com.cn

特此公告

上海开开实业股份有限公司董事会
二〇〇三年四月二十九日

(附件一):

独立董事候选人简历

陈达行先生:男,1940年5月7日生,大学本科毕业,高级高程师。1964年毕业于浙江大学化学工程系化工自动化专业,曾在上海中圣实业发展有限公司担任副总经理,现任上海兹合高科技创业中心高级顾问。

余锡君先生:男,1952年2月13日生,大学本科毕业,教授。曾先后担任上海市计委研究所室主任、上海商务印书馆工业有限公司副董事长、上海铭路投资管理有限公司董事长,现任上海铭路实业集团有限公司董事兼副总裁(曾担任过上海汇丽建材股份有限公司和上海东海股份有限公司独立董事)。

胡锦华先生:男,1942年1月22日生,中共党员,大专学历,副主任医师。曾任上海市健康教育所常务副所长,现任上海市人民政府参事、上海市健康教育所顾问。

(附件二)

上海开开实业股份有限公司独立董事提名人声明

提名人上海开开实业股份有限公司董事会,现就提名陈达行、余锡君、胡锦华先生为上海开开实业股份有限公司第四届董事会独立董事候选人发表公开声明,被提名人与上海开开实业股份有限公司之间不存在任何影响被提名人独立性的关系,具体声明如下:

本次提名是在充分了解被提名人职业、学历、职称、详细的工作经历、全部兼职等情况后作出的(被提名人详细履历表见附件一),被提名人已书面同意出任上海开开实业股份有限公司第四届董事会独立董事候选人(附:独立董事候选人声明书),提名人认为被提名人:

一、根据法律、行政法规及其他有关规定,具备担任上市公司董事的资格;

二、符合上海开开实业股份有限公司章程规定的任职条件;

三、具备中国证监会《关于在上市公司建立独立董事制度的指导意见》所要求的独立性:

1.被提名人及其直系亲属、主要社会关系均不在上海开开实业股份有限公司及其附属企业任职;

2.被提名人及其直系亲属不是直接或间接持有该上市公司已发行股份1%的股东,也不是该上市公司前十名股东;

3.被提名人及其直系亲属不在直接或间接持有该上市公司已发行股份5%以上的股东单位任职,也不在该上市公司前五名股东单位任职;

4.被提名人在最近一年内不具有上述三项所列情形;

5.被提名人不是为该上市公司及其附属企业提供财务、法律、管理咨询、技术咨询等服务的人员。

四、包括上海开开实业股份有限公司在内,被提名人兼任独立董事的上市公司数量不超过5家。

本提名人保证上述声明真实、完整和准确,不存在任何虚假陈述或误导成分,本提名人完全明白作出虚假声明可能导致的后果。

提名人:上海开开实业股份有限公司董事会
2003年4月25日于上海

上海开开实业股份有限公司独立董事候选人声明

声明人陈达行、余锡君、胡锦华,作为上海开开实业股份有限公司第四届董事会独立董事候选人,现公开声明本人与上海开开实业股份有限公司之间在本人担任该公司独立董事期间保证不存在任何影响本人独立性的关系,具体声明如下:

一、本人及本人直系亲属、主要社会关系不在该公司或其附属企业任职;

二、本人及本人直系亲属没有直接或间接持有该公司已发行股份的1%或1%以上;

三、本人及本人直系亲属不是该公司前十名股东;

四、本人及本人直系亲属不在直接或间接持有该公司已发行股份5%或5%以上的股东单位任职;

五、本人及本人直系亲属不在该公司前五名股东单位任职;

六、本人在最近一年内不具有前五项所列举情形;

七、本人没有为该公司或其附属企业提供财务、法律、管理咨询、技术咨询等服务;

八、本人没有从该上市公司及其主要股东或有利害关系的机构和人员取得额外的、未予披露的其他利益;

九、本人符合该公司章程规定的任职条件。

另外,包括上海开开实业股份有限公司在内,本人兼任独立董事的上市公司数量不超过5家。

本人完全清楚独立董事的职责,保证上述声明真实、完整和准确,不存在任何虚假陈述或误导成分,本人完全明白作出虚假声明的后果。中国证监会可依据本声明确认本人的任职资格和独立性。本人在担任该公司独立董事期间,将遵守中国证监会发布的规章、规定、通知的要求,确保有足够的时间和精力履行职责,作出独立判断,不受公司主要股东、实际控制人或其他与公司存在利害关系的单位或个人的影响。

声明人:陈达行、余锡君、胡锦华
2003年4月25日于上海

股票代码:600272　股票简称:开开实业　编号:临2003－009
900943　开开B股

上海开开实业股份有限公司四届五次监事会决议公告

上海开开实业股份有限公司第四届监事会于2003年4月25日召开了第五次会议,应到监事3名,实到监事3名。会议由监事长朱培崃主持,符合《公司法》和《公司章程》的有关规定。会议审议通过如下决议:

1.公司2002年度监事会工作报告

2.公司2002年年度报告及报告摘要

监事会对公司2002年度有关事项发表独立意见如下:

1.公司2002年度工作能严格按《公司法》、《证券法》、《上海证券交易所股票上市规则》等有关法律法规和《公司章程》进行规范运作,决策程序合法。

公司建立了完善的内部控制制度,并通过审计部门加强对董事和经理层行使审计职能,维护了公司股东的利益。

公司董事、高级管理人员在履行职责时,没有违反法律、法规和公司章程的规定,也没有损害公司或股东利益的行为。

2.公司2002年度财务报告真实地反映了公司的财务状况和经营成果,上海立信长江会计师事务所有限公司和浩华会计师事务所出具的标准无保留意见的审计报告是客观公正的。

3.公司收购、出售资产交易价格合理,没有发现有内幕交易和高级管理人员或掌握公司内幕信息的人员进行内幕交易的现象和发生损害部分股东的权益或造成公司资产流失的情况。

4.2002年公司变更了部分募集资金的用途,投资设立了嘉兴港区开发服饰有限公司,监事会认为对上述项目变更募集资金项目在程序上是合法的。

5.关联交易程序合法,按市场价格定价,定价依据充分,价格公平合理,未损害公司和股东的利益。

6.公司与控股股东上海开开(集团)有限公司在业务、人员、资产、机构、财务上"五分开"。

公司2002年度监事会工作报告需提交公司2002年度股东年会审议。

上海开开实业股份有限公司监事会
2003年4月29日

6.4 采购和销售客户情况

[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

6.5 参股公司经营情况(适用投资收益占净利润10%以上的情况)

√适用 □不适用

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	6,610,862.08	16.14	[illegible]	16,147,707.18

6.6 主营业务及其结构发生重大变化的原因说明

√适用 □不适用

主营业务比上年增长51.48 %,原因是外贸业务增长197.44%

6.7 主营业务盈利能力(毛利率)与上年相比发生重大变化的原因说明

□适用 √不适用

6.8 经营成果和利润构成与上年度相比发生重大变化的原因分析

□适用 √不适用

整体财务状况与上年度相比发生重大变化的原因分析

□适用 √不适用

6.9 对生产经营环境以及宏观政策、法规产生重大变化已经、正在或将要对公司的财务状况和经营成果产生重要影响的说明

□适用 √不适用

自2002年1月起,公司所得税政策已按国家有关部门的规定,执行33%的税率,这对公司

……结构,增强总经销总代理的范围和能力,巩固批发阵地。公司将重点加强对蔼西大药房连锁公司的管理和布局,提高经营能级,同时加强"上蔼牌"产品的质量管理和营销,把医药产品做精做强。公司将对对开开爱生、其胜生物及静安制药进一步加强管理,尤其是注重对其资产质量及经营质量的考核监督,促进企业发展壮大。

3、商业领域,公司将继续寻求与外资合作的机会,通过积极加强管理,降低成本和费用,并通过适当调整经营模式等措施来提升经营业绩。

新年度盈利预测(如有)

□适用 √不适用

6.16 董事会本次利润分配或资本公积金转增预案

以公司 2002年年末总股本243,000,000股为基础,每10股派送红利0.80元(含税),共计派送红利19,440,000.00元。经以上分配后,按国内会计准则审计的年末未分配利润为22,810,183.84元,按国际会计准则审计的年末未分配利润为2,810.80万元,均并入2003年度一并分配。

§7 重要事项

7.1 收购资产

√适用 □不适用

交易对方及被收购资产	购买日	收购价格	自购买日起至本年末为上市公司贡献的净利润	是否为关联交易	定价原则
本公司控股子公司上海雷允上西区有限公司收购上海开开(集团)有限公司所持有的上海雷允上雷氏保健品厂60%股权	2002年9月10日	41.49万元		是	以资产评估价值为基础

7.2 出售资产

□适用 √不适用

以上7.1所涉及收购股权事项对公司业务连续性、管理层稳定性没有产生不利的影响。

7.3 重大担保

√适用 □不适用

担保对象名称	发生日期(协议签署日)	担保金额(万元)	担保类型	担保期	是否履行完毕	是否为关联方担保(是或否)
上海九百股份有限公司	2001.12	23,000	连带责任	2001.12-2003.05	否	否
	2002.04	28.4797(美元)	连带责任	2002.04-2003.04	否	否
	2002.04	2.6999(欧元)	连带责任	2002.04-2003.04	否	否
	2002.04	4.9447(澳大利亚元)	连带责任	2002.04-2003.04	否	否
上海国嘉实业股份有限公司	2001.05	1,000	连带责任	2001.05-2002.06	否	否
上海开开制衣公司	2002.07	300	连带责任	2002.07-2003.07.	否	否
上海雷允上药业西区有限公司	2002.07	100	连带责任	2002.07.-2003.01.	否	否
	2002.11	1500	连带责任	2002.11-2003.11	否	否
	2002.02	3000	连带责任	2002.02-2004.02	否	否
上海开开免烫制衣有限公司	2002.12	150	连带责任	2002.12-2003.06	否	否
上海开开西服有限公司	2002.03	200	连带责任	2002.03-2003.03	否	否
开开爱生制药股份有限公司	2002.04	2800	连带责任	2002.04-2006.04	否	否
嘉兴港区大洋服饰有限公司	2002.10	2100	连带责任	2002.10-2003.01	否	否
上海赢达国际贸易有限公司	2002.12	394.8(美元)	连带责任	2002.12-2003.12	否	否
担保发生额合计			34,640万元人民币　1076.6万美元			
担保余额合计			34,150万元人民币　423.2797万美元2.6999万欧元4.9447万澳大利亚元			
其中:关联担保余额合计			无			

7.4 关联债权债务往来

□适用 √不适用

7.5 委托理财

√适用 □不适用

受托人	委托金额	委托期限	约定收益	实际收益	实际收回金额
上海亚商资产管理有限公司	2500万元	2001.3-2002.3	年收益率7.6%	年收益率7.6%	49.26万元
新疆金新信托投资股份有限公司	8000万元	2001.3-2002.3	年收益率15%	年收益率18%	340.63万元
合计	10,500万元				389.89万元

7.6 承诺事项履行情况

√适用 □不适用

上海开开(集团)有限公司持有本公司8009.02万股国家股,占股本比例的32.96%,对本公司出具承诺"上海开开实业股份有限公司对上海国嘉实业股份有限公司向银行借款的经济担保后果全部由上海开开(集团)有限公司承担"。该事项刊登在2002年6月13日《上海证券报》上。该承诺项目已履行。

7.7 重大诉讼仲裁事项

√适用 □不适用

报告期内:公司为上海国嘉实业股份有限公司提供的担保4500万元均已逾期,因该公司未按借款合同约定履行还款义务,公司将承担连带偿还责任,需向借款银行偿付借款本金及相关利息。相关诉讼及判决执行情况如下:

借款银行	借款金额	借款期间	判决情况	执行情况
中国银行上海市宝山支行	2,500万元	2001.10.25-2002.10.25	[illegible]	已按判决书承担连带保证责任,支付20,921,037.92元。
交通银行上海分行杨浦支行	1,000万元	2001.6.21-2002.6.20	[illegible]	已按判决书承担连带保证责任,支付16,798,975.60元。
中国光大银行上海分行	1,000万元	2001.6.21-2002.6.20	一审判决	上诉审理中
合计	4500万元			

上述偿还交通银行上海分行杨浦支行和中国银行上海市宝山支行的人民币37,720,813.33元已全部由上海开开(集团)有限公司承担。因上海开开(集团)有限公司对本公司出具承诺函:"上海开开实业股份有限公司对上海国嘉实业股份有限公司向银行借款的经济担保后果全部由上海开开(集团)有限公司承担"。

7.8 独立董事履行职责的情况

公司根据中国证监会《在上市公司建立独立董事制度的指导意见》要求,按规定程序上报核准,经三届十八次董事会提名,并提请2002年6月27日公司召开的2001年股东年会审议,会议选举了杨良骐先生和戴继雄先生为公司第四届董事会独立董事。报告期内,公司建立了《独立董事制度》,两位独立董事自上任以来,以认真负责的态度参加了本公司召开的各次董事会和股东大会,对公司董事会决策的重大事项在会前仔细审阅有关资料,积极了解公司的各项运作情况,在会上积极发表意见。本年度对变更部分募集资金投资事项发表了独立意见,充分发挥独立董事的作用,促进了董事会决策的科学性和客观性,为公司的健康发展起到了积极的作用。上任以来,两位独立董事勤勉尽职的工作为公司经营决策和规范治理提供了帮助和指导。

§8 监事会报告

监事会认为公司依法运作、公司财务情况、公司募集资金使用、公司收购、出售资产交易和关联交易不存在问题。

§9 财务报告

9.1 审计意见

本公司2002年财务报告(A股)已经上海立信长江会计师事务所有限公司注册会计师戴

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
其中:法定公益金	29,015,266.97	27,421,573.49	25,034,033.13	26,034,032.13
未分配利润	22,810,183.84	35,031,693.79	3,679,036.27	13,883,490.62
外币报表折算差额	0.00	0.00	0.00	0.00
所有者权益(或股东权益)合计	839,593,222.51	851,506,456.13	808,698,925.83	823,107,950.95
负债和所有者权益(或股东权益)总计	2,007,745,919.06	1,816,687,864.91	1,937,176,968.28	1,548,124,816.88

利润及利润分配表

单位:人民币元

项目	本期数		上期数	
	合并	母公司	合并	母公司
一、主营业务收入	1,688,875,980.56	791,653,615.45	1,114,928,183.96	358,518,601.16
减:主营业务成本	1,498,559,829.40	734,386,612.03	944,888,417.65	307,797,720.47
主营业务税金及附加	3,303,305.80	1,389,953.81	3,766,624.57	69,744.82
二、主营业务利润(亏损以"-"号填列)	187,012,845.35	55,877,049.61	165,284,190.73	50,649,936.86
加:其他业务利润(亏损以"-"号填列)	17,054,747.34	323,132.32	22,332,352.99	4,801,255.16
减:营业费用	68,738,190.09	10,484,588.93	48,921,023.47	15,098,651.64
管理费用	62,131,886.21	13,027,971.02	67,110,219.29	21,774,535.81
财务费用	26,642,179.56	17,128,968.78	19,950,215.78	10,515,465.93
三、营业利润(亏损以"-"号填列)	48,855,437.84	15,580,753.20	41,617,073.16	7,926,237.74
加:投资收益(损失以"-"号填列)	27,879,584.66	37,812,939.41	23,030,783.68	40,419,220.32
补贴收入	3,198,132.00	0.00	1,963,633.54	434,107.69
营业外收入	655,153.24	85,175.00	933,771.27	48,684.47
减:营业外支出	159,309.12	9,027.60	455,284.36	178,143.31
四、利润总额(亏损总额以"-"号填列)	67,729,098.62	53,449,895.11	67,088,986.31	48,631,307.61
减:所得税	14,205,884.66	5,699,067.86	11,056,477.88	3,709,863.86
减:少数股东损益	3,156,188.62	0.00	3,710,688.56	0.00
五、净利润(亏损以"-"号填列)	50,838,947.51	47,750,827.25	49,258,079.46	44,921,783.66
加:年初未分配利润	3,679,036.27	13,883,490.62	-14,541,580.16	0.00
其他转入	0.00	0.00	0.00	0.00
六、可供分配的利润	54,517,983.78	61,634,317.87	34,717,299.31	44,921,783.66
减:提取法定盈余公积	8,189,015.40	6,775,082.72	4,493,175.38	4,492,178.38
提取法定公益金	4,021,356.84	2,387,541.36	2,244,087.66	2,246,087.66
提取职工奖励及福利基金	-57,427.70	0.00	0.00	0.00
提取储备基金	0.00	0.00	0.00	0.00
提取企业发展基金	0.00	0.00	0.00	0.00
利润归还投资	0.00	0.00	0.00	0.00
七、可供投资者分配的利润	42,250,183.84	54,471,693.79	27,979,036.27	38,183,490.62
减:应付优先股股利	0.00	0.00	0.00	0.00
提取任意盈余公积	0.00	0.00	0.00	0.00
应付普通股股利	19,440,000.00	19,440,000.00	24,300,000.00	24,300,000.00
转作资本(或股本)的普通股股利	0.00	0.00	0.00	0.00
八、未分配利润	22,810,183.84	35,031,693.79	3,679,036.27	13,883,490.62
补充材料:				
出售、处置部门或被投资单位所得收益	0.00	0.00	0.00	0.00
自然灾害发生的损失	0.00	0.00	0.00	0.00
会计政策变更增加(或减少)利润总额	0.00	0.00	1,469,957.16	1,469,957.16
会计估计变更增加(或减少)利润总额	0.00	0.00	0.00	0.00
债务重组损失	0.00	0.00	0.00	0.00
其它	0.00	0.00	0.00	0.00

现金流量表

单位:人民币元

项目	合并	母公司
一、经营活动产生的现金流量:		
销售商品、提供劳务收到的现金	1,744,296,657.28	806,217,023.16
收到的税费返还	7,759,375.73	2,161,802.48
收到的其他与经营活动有关的现金	10,658,919.67	73,846,657.55
现金流入小计	1,762,714,952.68	882,225,483.19
购买商品、接受劳务支付的现金	1,485,783,687.79	713,471,569.67
支付给职工以及为职工支付的现金	60,022,952.23	5,700,542.54
支付的各项税费	52,956,996.51	14,006,979.56
支付的其他与经营活动有关的现金	169,934,069.86	27,712,742.88
现金流出小计	1,768,697,706.39	760,891,834.65
经营活动产生的现金流量净额	-5,982,753.71	121,333,648.54
二、投资活动产生的现金流量:		
收回投资所收到的现金	105,358,246.03	255,687.94
取得投资收益所收到的现金	8,008,804.98	5,900,482.65
处置固定资产、无形资产和其他长期资产所收回的现金净额	207,970.35	94,206.59
收到的其他与投资活动有关的现金	0.00	0.00
现金流入小计	113,575,021.36	6,250,377.18
购建固定资产、无形资产和其他长期资产所支付的现金	24,430,181.24	3,767,077.29
投资所支付的现金	11,345,539.48	143,589,160.00
支付的其他与投资活动有关的现金	0.00	0.00
现金流出小计	35,775,720.72	147,356,237.29
投资活动产生的现金流量净额	77,799,300.64	-141,105,860.11
三、筹资活动产生的现金流量:		
吸收投资所收到的现金	9,050,000.00	0.00
借款所收到的现金	598,630,000.00	443,370,000.00
收到的其他与筹资活动有关的现金	0.00	0.00
现金流入小计	607,680,000.00	443,370,000.00
偿还债务所支付的现金	681,794,260.75	504,200,000.00
分配股利、利润或偿付利息所支付的现金	46,099,777.78	41,569,770.24
支付的其他与筹资活动有关的现金	0.00	0.00
现金流出小计	727,894,038.53	545,769,770.24
筹资活动产生的现金流量净额	-120,214,038.53	-102,399,770.24
四、汇率变动对现金的影响	-35,701.53	0.00
五、现金及现金等价物净增加额	-48,433,193.13	-122,171,981.81
补充材料		
1、将净利润调节为经营活动现金流量:		
净利润	50,838,947.51	47,750,827.25
加:计提的资产减值准备	1,265,655.65	-552,499.01
固定资产折旧	21,035,965.72	9,844,217.76
无形资产摊销	3,276,524.95	1,769,193.60
长期待摊费用摊销	2,915,261.81	516,018.00
待摊费用减少(减:增加)	-39,027.07	-18,000.00
预提费用增加(减:减少)	-468,954.78	-265,845.36
处置固定资产、无形资产和其他长期资产的损失(减:收益)	-64,433.84	-84,732.50
固定资产报废损失	18,310.15	0.00
财务费用	26,083,933.94	17,971,810.28
投资损失(减:收益)	-16,652,993.25	-36,786,348.00
递延税款贷项(减:借项)	0.00	0.00
存货的减少(减:增加)	-3,268,887.07	18,388,888.90
经营性应收项目的减少(减:增加)	156,234,048.87	178,632,034.59
经营性应付项目的增加(减:减少)	-251,709,271.73	-115,831,916.97
其他	-52,139.33	0.00
少数股东本期收益	3,156,188.62	0.00
经营活动产生的现金流量净额	-5,982,753.71	121,333,648.54
2、不涉及现金收支的投资和筹资活动:		
债务转为资本	0.00	0.00
一年内到期的可转换公司债券	0.00	0.00
融资租入固定资产	0.00	0.00
3、现金及现金等价物净增加情况:		
现金的期末余额	277,050,426.39	103,111,399.96
减:现金的期初余额	325,483,619.52	225,283,381.77
加:现金等价物的期末余额	0.00	0.00
减:现金等价物的期初余额	0.00	0.00
现金及现金等价物净增加额	-48,433,193.13	-122,171,981.81

2002 上海莱织华股份有限公司年度报告摘要

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏,并对其内容的真实性、准确性和完整性负个别及连带责任。本年度报告摘要摘自年度报告全文,投资者欲了解详细内容,应阅读年度报告全文。

1.2 独立董事蒋衡杰因故未能参加董事会,委托独立董事周亦农代为投决。

1.3 公司负责人李勤夫,主管会计工作负责人汪为民及会计机构负责人沈垠声明:保证年度报告中财务会计报告的真实、完整。

§2 上市公司基本情况简介

2.1 基本情况简介

股票简称	莱织华	莱织华B
股票代码	600555	900955
上市交易所	上海证券交易所	上海证券交易所
注册地址	上海市南京西路1266号63楼	
办公地址	上海市南京西路1266号63楼	
邮政编码	200040	
公司国际互联网网址	HTTP://WWW.MATSUOKA.COM.CN	
电子信箱	MATSUOKA@PUBLIC2.STA.NET.CN	

2.2 联系人和联系方式

	董事会秘书	证券事务代表
姓名	汪为民	沈垠
联系地址	上海市南京西路1266号63楼	上海市南京西路1266号63楼
电话	62883080	62883080
传真	62883886	62883886
电子信箱	MATSUOKA@PUBLIC2.STA.NET.CN	MATSUOKA@PUBLIC2.STA.NET.CN

§3 会计数据和财务指标摘要

3.1 主要会计数据

单位:人民币千元

	2002年	2001年	本年比上年增减(%)	2000年
主营业务收入	1,688,343	1,894,760	-10.89	1,394,240
利润总额	171,687	256,479	-33.06	229,556
净利润	121,987	208,354	-41.45	185,171
扣除非经常性损益的净利润	120,264	208,732	-42.38	180,610
	2002年末	2001年末	本年末比上年末增减(%)	2000年末
总资产	3,420,500	2,551,842	34.04	1,815,814
股东权益(不含少数股东权益)	2,118,333	2,061,521	2.76	653,081
经营活动产生的现金流量净额	162,767	220,969	-26.34	198,043

3.2 主要财务指标

单位:人民币元

	2002年	2001年	本年比上年增减(%)	2000年
每股收益	0.28	0.48	-41.67	0.52
每股收益(摊薄)	0.28	0.48	-41.67	0.52
净资产收益率	5.76%	10.10%	-42.97	28.4%
扣除非经常性损益的净利润为基础计算的净资产收益率	5.68%	10.00%	-43.2	25.3%
每股经营活动产生的现金流量净额	0.37	0.51	-27.45	0.56
	2002年末	2001年末	本年末比上年末增减(%)	2000年末
每股净资产	4.88	4.74	2.95	1.85
调整后的每股净资产	4.87	4.74	2.74	1.84

3.3 国内外会计准则差异

√适用 □不适用

单位:人民币元

	国内会计准则	境外会计准则
净利润	121,986,978	121,091,838
差异说明	其他投资小差异产生-895,140元	

§4 股本变动及股东情况

4.1 股份变动情况表

公司股份变动情况表

数量单位:股

	本次变动前	本次变动增减(+,-)						本次变动后
		配股	送股	公积金转股	增发	其他	小计	

§5 董事、监事和高级管理人员

5.1 董事、监事和高级管理人员持股变动

姓名	职务	性别	年龄	任职起止日期	年初持股数	年末持股数	变动原因
李勤夫	董事长	男	41	2002/5-2005/5	0	0	无
[illegible]	董事、总经理	男	45	2002/5-2005/5	0	0	无
汪为民	董事、副总经理、董事会秘书、财务总监	男	53	2002/5-2005/5	0	0	无
金丸又孝	董事、副总经理	男	40	2002/5-2005/5	0	0	无
[illegible]	董事	男	36	2002/5-2005/5	0	0	无
[illegible]	董事、副总经理	男	39	2002/5-2005/5	0	0	无
[illegible]	董事	男	56	2002/5-2005/5	0	0	无
蒋衡杰	独立董事	男	54	2002/5-2005/5	0	0	无
周亦农	独立董事	男		2002/5-2005/5	0	0	无
[illegible]	监事长	男	53	2002/5-2005/5	0	0	无
[illegible]	监事	男	49	2002/5-2005/5	0	0	无
沈垠	监事	男	46	2002/5-2005/5	0	0	无
[illegible]	监事	男	55	2002/5-2005/5	0	0	无
[illegible]	副总经理	男	53	2002/5-2005/5	0	0	无
[illegible]	副总经理	男	50	2002/5-2005/5	0	0	无

5.2 在股东单位任职的董事监事情况

√适用 □不适用

姓名	任职的股东单位名称	在股东单位担任的职务	是否领取报酬、津贴(是或否)
[illegible]	日本松冈株式会社	董事	是
金丸又孝	日本松冈株式会社	董事	是
[illegible]	日本松冈株式会社	监事	是
[illegible]	平湖市永华制衣有限公司	董事长	是

5.3 董事、监事和高级管理人员年度报酬情况

年度报酬总额	人民币191.24万元
金额最高的前三名董事的报酬总额	人民币100.55万元
金额最高的前三名高级管理人员的报酬总额	人民币67.67万元
独立董事津贴	人民币3万元
独立董事其他待遇	无
不在公司领取报酬、津贴的董事、监事姓名	无
报酬区间	人数
人民币30万元以上	2
人民币10-30万元	4
人民币5-10万元	6
人民币5万元以下	3

§6 董事会报告

6.1 报告期内整体经营情况的讨论与分析

公司主营业务经营范围:印刷、生产服装、服饰及相关产品、纺织、服装机械、汽车座椅,销售自产产品;资产管理,投资兼办符合国家产业政策的项目。

报告期年度,公司在董事会及经营班子的领导下,通过全体员工的共同努力,克服经营中的种种困难,完成了如下经营业绩:

全年共生产销售服装3111万件(套),比2001年减少844万件,减少21%;印刷完成银行存折10223万本,银行存单104万本,EMS凭证3711万份,机票、登机牌等7100万份。

全年共实现销售收入168834万元,比2001年减少20642万元,减少11%;实现利润总额17169万元,比2001年减少8479万元,减少33%;全年经营活动的净现金流量为16277万元,每股经营活动的净现金流量为0.37元。

6.2 主营业务分行业、产品情况表

单位:人民币千元

分行业或分产品	主营业务收入	主营业务成本	毛利率(%)	主营业务收入比上年增减(%)	主营业务成本比上年增减(%)	毛利率比上年增减(%)
服装	1,407,884	1,185,923	16	-270,449	-184,943	-14
印刷	280,460	169,778	39	64,033	49,191	11
其中:关联交易	912,553	761,705	17	-35	-33	-11
关联交易的定价原则	以上述关联交易,公司已通过与关联方日本松冈株式会社及韩国罗马株式会社签订的《委托采购及产品销售协议》(该协议于1998年12月刊登在公司B股招股说明书)以保证该交易的公平合理性。					
关联交易必要性、持续性的说明	1、上述关联交易所签订的协议有效期为10年; 2、由于公司所从事的服装出口业务多年以来主要由日本松冈及韩国罗马作为海外代理商,因此公司认为此种交易是必要的。					

6.3 主营业务分地区情况

单位:人民币千元

地区	主营业务收入	主营业务收入比上年增减(%)
境内	355,912	29
境外	1,332,432	-18

√适用 □不适用

募集资金总额	人民币126699万元		本年度已使用募集资金总额	人民币40649万元	
			已累计使用募集资金总额	人民币57777万元	
承诺项目	拟投入金额	是否变更项目	实际投入金额	产生收益金额	是否符合计划进度和预计收益
北京金融票据印刷	人民币20000万元	否	人民币1306万元	0	尚未完工
收购上海金茂印务	人民币4550万元	否	人民币4550万元	703万元	完成
上海金茂扩建	人民币20000万元	否	人民币6058万元	0	
收购浙江印务	人民币3280万元	否	人民币2650万元	138万元	尚未全部完成
浙江印务扩建	人民币9960万元	否	0	0	未完成
裤子项目	人民币6000万元	否	人民币4357万元	896万元	完成
服装水洗项目	人民币3000万元	否	人民币1245万元	-448万元	完成
上海南汇服装项目	人民币12000万元	否	0	0	未完成
汽车座椅	人民币7020万元	否	人民币3777万元	0	完成
服饰分公司扩建	人民币19980万元	否	人民币10927万元	0	未完成
流动资金	人民币23907万元	否	人民币23907万元	0	完成
合计	人民币129697万元		人民币57777万元	0	
未达到计划进度和收益的说明(分具体项目)	有关项目因审批手续等原因尚未开始实施。已实施项目中部分由于市场变化,尚未产生预期效益。				
变更原因及变更程序说明(分具体项目)					

变更项目情况

□适用 √不适用

6.13 非募集资金项目情况

√适用 □不适用

项目名称	项目金额	项目进度
嘉兴华茂制衣	人民币311万元	完成
嘉兴华为服装	人民币373万元	未完成
嘉兴华远服饰	人民币298万元	未完成
上海新闵实业	人民币600万元	完成
上海莱织华服饰	人民币3675万元	完成
上海京之梦贸易	人民币84万元	完成
北京奥冠英	人民币69万元	完成
日喜贸易公司	人民币363万元	完成
浙江莱织华实业	人民币180万元	完成
浙江金茂进出口公司	人民币1500万元	完成
平湖京之梦公司	人民币160万元	完成
上海速必得快印	人民币2500万元	完成
北京速必得快印	人民币1200万元	完成
浙江九龙山开发公司	人民币9000万元	完成
嘉兴奥泽佳公司	人民币216万元	完成
太原国华特种印务公司	人民币175万元	未完成
香港华茂有限公司	美元250万元	完成
合计	人民币22779万元	—

6.14 董事会对会计师事务所"非标意见"的说明

□适用 √不适用

6.15 董事会新年度的经营计划(如有)

□适用 √不适用

新年度盈利预测(如有)

□适用 √不适用

6.16 董事会本次利润分配或资本公积金转增预案

2003年4月27日召开的本公司第二届董事会第六次会议提出2002年度利润分配预案:对2002年度实现的净利润121,986,978元,按10%提取法定盈余公积金12,198,698元,按5%提取法定公益金6,099,349元,加上期初未分配利润81,741,287元,2002年末可供分配的利润为185,430,209元。以2002年年末股本434500000股为基数,向全体股东每10股派发现金红利1.5元(含税),共计分配利润65,175,000元,剩余部分120,255,209元留作未分配利润。

§7 重要事项

7.1 收购资产

√适用 □不适用

交易对方及被收购资产	购买日	收购价格	自购买日起至本年末为上市公司贡献的净利润	是否为关联交易	定价原则
向上海新闵实业总公司收购其持有的上海新闵太阳机械有限公司13.76%股权	2002年2月	人民币228万元	-	否	市场公允
向平湖星火科技园区有限公司收购其持有的浙江莱织华实业发展有限公司1.77%股权	2002年6月	人民币180万元	-	否	市场公允
向平湖莱织华实业发展有限公司、平湖市中宇投资有限公司收购浙江金茂进出口有限公司100%股权	2002年7月	人民币1500万元	-	是	市场公允

7.2 出售资产

√适用 □不适用

交易对方及被出售资产	出售日	出售价格	本年初起至出售日该出售资产为上市公司贡献的净利润	出售产生的损益	是否为关联交易	定价原则
出售公司持有的嘉兴爱丝制衣有限公司70%股权	2002年8月	人民币250万元			否	市场公允

资产负债表

单位:人民币元

项目	期末数		期初数	
	合并	母公司	合并	母公司
流动资产:				
货币资金	1,670,664,693	938,266,838	1,217,092,405	835,977,725
短期投资	165,024,847	84,516,044	14,428,553	14,428,553
应收票据				
应收股利		37,428,500		
应收利息	7,816,600	4,934,600		
应收账款	242,833,952	180,666,062	243,846,031	181,086,569
其他应收款	95,156,005	339,969,212	44,717,667	33,410,553
预付账款	8,128,980	1,566,052	6,208,831	2,851,797
应收补贴款				
存货	139,983,923	34,929,057	160,923,291	111,035,974
待摊费用	2,390,366	483,438	1,365,684	724,839
一年内到期的长期债权投资				
其他流动资产				
流动资产合计	2,331,999,366	1,622,759,803	1,688,582,364	1,179,514,012
长期投资:				
长期股权投资	149,124,462	1,008,478,496	113,199,223	826,394,390
长期债权投资				
长期投资合计	149,124,462	1,008,478,496	113,199,223	826,394,390
其中:合并价差	817,884	12,129,964		
固定资产:				
固定资产原价	1,162,825,832	623,092,344	922,916,589	545,353,805
减:累计折旧	359,669,511	210,234,971	282,516,478	177,370,076
固定资产净值	803,156,321	412,857,373	640,400,111	367,983,729
减:固定资产减值准备				
固定资产净额			640,400,111	367,983,729
工程物资				
在建工程	49,105,344	31,154,415	67,731,583	64,591,928
固定资产清理				
固定资产合计	852,261,665	444,011,788	708,131,694	432,575,657
无形资产及其他资产:				
无形资产	63,135,293	25,071,209	38,284,746	34,175,920
长期待摊费用	23,979,225	18,920,877	3,643,702	542,389
其他长期资产				
无形资产及其他资产合计	87,114,518	43,992,086	41,928,448	34,718,309
递延税项:				
递延税款借项				
资产总计	3,420,500,011	3,119,242,173	2,551,841,729	2,473,202,368
流动负债:				
短期借款	850,700,000	739,700,000	41,677,000	15,350,000
应付票据				
应付账款	111,622,036	57,071,775	82,185,308	52,350,589
预收账款	2,930,872	1,412,379	3,734,244	2,802,295
应付工资	47,269,013	29,498,826	57,978,620	47,848,427
应付福利费	9,836,218	3,340,776	6,712,508	393,301
应付股利	65,175,000	65,175,000	86,900,000	86,900,000
应交税金	-20,656,680	-11,368,819	20,712,368	437,273
其他应交款	3,539,875	3,006,247		
其他应付款	119,618,126	103,607,398	52,658,384	197,366,479
预提费用	15,026,250	9,465,702	8,348,870	8,233,093
预计负债				
一年内到期的长期负债				
其他流动负债				
流动负债合计	1,205,060,710	1,000,909,284	360,907,302	411,681,457
长期负债:				
长期借款				
应付债券				
长期应付款				
专项应付款				
其他长期负债				
长期负债合计				
递延税项:				
递延税款贷项				
负债合计	1,205,060,710	1,000,909,284	360,907,302	411,681,457
少数股东权益	97,106,412			
所有者权益(或股东权益):				
实收资本(或股本)	434,500,000	434,500,000	434,500,000	434,500,000
减:已归还投资				
实收资本(或股本)净额	434,500,000	434,500,000	434,500,000	434,500,000
资本公积	1,423,644,146	1,423,644,146	1,423,644,146	1,423,644,146
盈余公积	139,933,534	111,709,731	121,635,482	93,411,684
其中:法定公益金	37,294,076	31,229,499	31,294,727	25,130,150
未分配利润	120,255,209	148,479,012	81,741,278	109,965,081
外币报表折算差额				
所有者权益(或股东权益)合计	2,118,332,889	2,118,332,889	2,061,520,911	2,061,520,911
负债和所有者权益(或股东权益)总计	3,420,500,011	3,119,242,173	2,551,841,729	2,473,202,368

利润及利润分配表

单位:人民币元

项目	本期数		上期数	
	合并	母公司	合并	母公司
一、主营业务收入	1,688,343,357	869,485,741	1,894,759,527	1,545,614,092
减:主营业务成本	1,355,700,873	739,076,207	1,491,452,678	1,277,154,013
主营业务税金及附加				
二、主营业务利润(亏损以"-"号填列)	332,642,479	130,410,534	403,306,849	268,460,079
加:其他业务利润(亏损以"-"号填列)	-3,460,476	3,442,276	5,768,796	2,271,017
减:营业费用	53,481,535	15,917,773	49,468,123	31,945,749
管理费用	122,135,417	69,383,052	94,631,700	56,279,071
财务费用	285,462	-710,216	12,291,120	8,675,288
三、营业利润(亏损以"-"号填列)	153,279,589	49,252,191	252,684,702	173,630,988
加:投资收益(损失以"-"号填列)	16,684,711	83,459,393	1,914,336	57,541,317
补贴收入	4,200,054	659,516	2,258,248	1,674,246

		股	股	转股	发		计	
一、未上市流通股份								
1、发起人股份	243500000							243500000
其中：								
国家持有股份								
境内法人持有股份	149171244							149171244
境外法人持有股份	94328756							94328756
其他								
2、募集法人股份								
3、内部职工股								
4、优先股或其他								
未上市流通股份合计	24350000							24350000
二、已上市流通股份								
1、人民币普通股	81000000							81000000
2、境内上市的外资股	11000000							11000000
1、境外上市的外资股								
2、其他								
已上市流通股份合计	191000000							191000000
三、股份总数	434500000							434500000

4.2 前十名股东持股表

报告期末股东总数	28345户					
前十名股东持股情况						
股东名称（全称）	年度内增减	年末持股数量（股）	比例（%）	股份类别（已流通或未流通）	质押或冻结的股份数量	股东性质（国有股东或外资股东）
日本松冈株式会社	0	181010489	41.66	注	0	外资股
平湖莱织华实业发展有限公司	0	133917195	30.82	未流通	0	法人股
平湖市中宇投资有限公司	0	6081901	1.40	未流通	0	法人股
同盛基金	-240800	5762879	1.33	流通	未知	社会流通股
西北证券	5244372	5244372	1.21	流通	未知	社会流通股
平湖市壮健服装有限公司	0	4610071	1.06	未流通	0	法人股
平湖市永华制衣有限公司	0	4562077	1.05	未流通	0	法人股
安信基金	-1539237	3053095	0.70	流通	未知	社会流通股
NOMURA INTERNATIONAL (HK) LTD	2846100	2846100	0.66	流通	未知	社会流通股
国泰金鹰	2531493	2531493	0.58	流通	未知	社会流通股
前十名股东关联关系或一致行动的说明	前十大股东中的第一、二、三、六、七股东之间无关联关系，也不属于一致行动人。其余为流通股东，公司未知其之间是否存在关联关系。					

注：日本松冈株式会社共计持有本公司股份181010489股，其中：92630489股未流通，88380000股流通。

4.3控股股东及实际控制人情况介绍

4.3.1控股股东及实际控制人变更情况

□适用 √不适用

4.3.2控股股东和其他实际控制人具体情况介绍

(1)日本松冈株式会社是本公司的控股股东，法定代表人松冈照治，成立于1956年，主要从事：各种服装销售、各种服装制造加工；注册资本为日元172,500,000元，其所有者为日本松冈家族。

(2)2000年12月，日本TERUCOM CO., LTD.将其持有公司流通股所代表的提案权及表决权全部授予了平湖莱织华实业发展有限公司。日本松冈株式会社和日本TERUCOM CO., LTD.合并后，日本松冈承诺继续履行上述授权，因此，平湖莱织华实业发展有限公司为本公司实际控制人。

平湖莱织华实业发展有限公司原名为平湖市新仓服装一厂，成立于1978年，1999年经平湖市人民政府以平政发(1999)118号批准更名为平湖莱织华实业发展有限公司，注册资本为人民币10000万元，其主要经营范围为制造服装及服装辅料，法定代表人为李勤珠。

境外 1,332,432 -18

6.4 采购和销售客户情况

单位：人民币千元

前五名供应商采购金额合计	546,968	占采购总额比重	63%
前五名销售客户销售金额合计	1,213,940	占销售总额比重	72%

6.5 参股公司经营情况（适用投资收益占净利润10%以上的情况）

√适用 □不适用

单位：人民币千元

参股公司名称	本期贡献的投资收益	占上市公司净利润的比重	参股公司	
			经营范围	净利润
浙江景兴纸业股份有限公司	14,389	12%	造纸	35,094

6.6 主营业务及其结构发生重大变化的原因说明

□适用 √不适用

6.7 主营业务盈利能力(毛利率)与上年相比发生重大变化的原因说明

√适用 □不适用

由于近年来国际服装市场的竞争愈加激烈，公司必须适应并参与到这种竞争中，使得本年度公司获得的服装订单数量比上一年度有所下降，并且加工费也相应减少，使得服装毛利率比上一年度下降14%。

6.8 经营成果和利润构成与上年度相比发生重大变化的原因分析

√适用 □不适用

单位：人民币千元

	2002年度	2001年度	增减幅度
主营业务利润	332,642	403,307	-18%
其他业务利润	-3,460	5,769	-160%
投资收益	16,685	1,914	772%
补贴收入	4,200	2,258	86%

主营业务利润较上年度下降18%，是由于公司服装业务数量及加工费下降所致。

其他业务较上年度下降160%，是由于本年度软件开发收入减少及经营其他非主营业务亏损。

投资收益较上年度上升772%，是由于公司所投资的非控股子公司经营效益提高。

补贴收入较上年度上升86%，是由于公司下属子公司享受高新技术企业优惠而返还部分所得税。

整体财务状况与上年度相比发生重大变化的原因分析

√适用 □不适用

由于本年度公司主营服装业务的激烈竞争，再加上公司自筹资金投入项目增加，使得公司盈利能力有所下降，负债率有所上升。

6.9 对生产经营环境以及宏观政策、法规产生重大变化已经、正在或将要对公司的财务状况和经营成果产生重要影响的说明

□适用 √不适用

6.10 完成盈利预测的情况

□适用 √不适用

6.11 完成经营计划情况

□适用 √不适用

6.12 募集资金使用情况

向平湖市紫云服装有限公司出售公司及子公司所持有的上海紫兴进出口有限公司的股权	2002年9月	人民币500万元			否	市场公允

上述7.1、7.2所涉及事项由于涉及金额占公司净资产比例较小，对公司业务连续性、管理层稳定性无重大影响。

7.3 重大担保

√适用 □不适用

担保对象名称	发生日期（协议签署日）	担保金额	担保类型	担保期	是否履行完毕	是否为关联方担保（是或否）
浙江景兴纸业股份有限公司	2002/10/22	300万	连带责任	1年	否	是
浙江景兴纸业股份有限公司	2002/7/31	1000万	连带责任	1年	否	是
浙江景兴纸业造纸集团有限公司	2002/4/5	1400万	连带责任	1年	否	是
浙江景兴纸业造纸集团有限公司	2002/10/30	1500万	连带责任	1年	否	是
浙江景兴纸业造纸集团有限公司	2002/11/15	1000万	连带责任	9个月	否	是
浙江景兴纸业造纸集团有限公司	2001/11/5	12500万	连带责任	8年	否	是
担保发生额合计			人民币17700万元			
担保余额合计			人民币17700万元			
其中：关联担保余额合计			人民币17700万元			

7.4 关联债权债务往来

√适用 □不适用

单位：人民币千元

关联方	向关联方提供资金		关联方向上市公司提供资金	
	发生额	余额	发生额	余额
日本松冈株式会社			32,116	32,116
嘉兴德永纺织品有限公司	7,165	7,165		
上海新闻太阳印刷机械公司	2,143	2,143		
平湖中宇投资有限公司	2,022	2,022		
平湖莱织华实业发展公司			998	998
平湖永华制衣有限公司			917	917
平湖壮健服装有限公司			93	93
合计	11,330	11,330	34,124	34,124

7.5 委托理财

□适用 √不适用

7.6 承诺事项履行情况

√适用 □不适用

1、2000年度，日本松冈株式会社下属子公司TERUCOM CO., LTD.将其持有公司流通股所代表的提案权及表决权授权平湖莱织华实业发展有限公司。该项承诺于本报告年度由日本松冈株式会社继续履行。

2、本报告年度，公司下属浙江九龙山开发有限公司承诺对九龙山10.12平方公里旅游度假区的基础设施前2年投入每年不少于人民币1亿元。

7.7 重大诉讼仲裁事项

□适用 √不适用

7.8 独立董事履行职责的情况

公司董事会根据中国证监会发布的《关于上市公司建立独立董事制度的指导意见》的规定，已实行独立董事制度。

本报告年度，独立董事在了解公司经营情况及优化公司治理结构方面起了良好的作用。同时，独立董事积极参加公司股东大会及董事会，认真履行董事职责，对公司的投资决策提出了一些很好的建议，并对公司的关联交易方面发表了独立意见。

§8 监事会报告

监事会认为公司依法运作、公司财务情况、公司募集资金使用、公司收购、出售资产交易和关联交易不存在问题。

§9 财务报告

9.1 审计意见

本公司2002年度经普华永道中天会计师事务所有限公司注册会计师钱进、肖峰审计，并出具标准无保留意见的审计报告(普华永道审字［2003］第1472号)。

9.2 比较式合并及母公司的资产负债表、利润表和当年的现金流量表(见附表)

9.3 与最近一期年度报告相比，公司会计政策、会计估计和核算方法未发生变化。

9.4 与最近一期年度报告相比，公司合并范围发生了变化，具体说明如下：

	公司名称
增加合并：	
	嘉兴华远服饰有限公司
	嘉兴华茂制衣有限公司
	嘉兴华为服装有限公司
	日喜贸易(上海)有限公司
	上海京之梦贸易有限公司
	上海迅捷国际印务有限公司
	浙江九龙山开发有限公司
	上海速必得快印有限公司
	香港华茂有限公司
	浙江旭马服饰有限公司
	嘉兴丰顺达服饰有限公司
	浙江金茂进出口有限公司
减少合并：	
	嘉兴爱丝制衣有限公司

加：投资收益（损失以"-"号填列）	[illegible]	[illegible]	1,914,330	67,641,117
补贴收入	4,200,084	669,816	2,258,246	1,674,246
营业外收入	1,608,788	1,521,616	1,822,349	1,072,393
减：营业外支出	4,088,072	3,423,559	2,200,331	1,196,966
四、利润总额（亏损总额以"-"号填列）	171,687,070	130,489,155	256,479,302	232,721,948
减：所得税	26,783,890	8,502,177	35,842,529	24,368,158
减：少数股东损益	22,916,202		12,282,983	
五、净利润（亏损以"-"号填列）	121,986,978	121,986,978	208,353,790	208,353,790
加：年初未分配利润	81,741,278	109,965,081	4,084,404	19,764,360
其他转入				
六、可供分配的利润	203,728,256	231,952,059	212,438,194	228,118,150
减：提取法定盈余公积	12,198,698	12,198,698	31,134,638	20,835,379
提取法定公益金	6,099,349	6,099,349	12,662,278	10,417,690
提取职工奖励及福利基金				
提取储备基金				
提取企业发展基金				
利润归还投资				
七、可供投资者分配的利润	185,430,209	213,654,012	168,641,278	196,865,081
减：应付优先股股利				
提取任意盈余公积				
应付普通股股利	65,175,000	65,175,000	86,900,000	86,900,000
转作资本（或股本）的普通股股利				
八、未分配利润	120,255,209	148,479,012	81,741,278	109,965,081
补充材料：				
出售、处置部门或被投资单位所得收益				
自然灾害发生的损失				
会计政策变更增加（或减少）利润总额				
会计估计变更增加（或减少）利润总额				
债务重组损失				
其它				

现金流量表

单位：人民币元

项目	合并	母公司
一、经营活动产生的现金流量：		
销售商品、提供劳务收到的现金	1,871,660,716	895,883,988
收到的税费返还	[illegible]	[illegible]
收到的其他与经营活动有关的现金	5,154,663	1,551,420
现金流入小计	1,879,249,934	899,869,963
购买商品、接受劳务支付的现金	[illegible]	590,032,616
支付给职工以及为职工支付的现金	180,317,025	126,156,456
支付的各项税费	[illegible]	61,531,114
支付的其他与经营活动有关的现金	120,981,447	255,195,766
现金流出小计	1,716,483,153	1,032,915,952
经营活动产生的现金流量净额	162,766,781	-133,045,989
二、投资活动产生的现金流量：		
收回投资所收到的现金	23,170,846	8,500,000
取得投资收益所收到的现金	19,627,259	[illegible]
处置固定资产、无形资产和其他长期资产所收回的现金净额	6,465,608	6,421,178
收到的其他与投资活动有关的现金	8,708,236	7,887,872
现金流入小计	57,971,949	59,195,706
购建固定资产、无形资产和其他长期资产所支付的现金	237,339,756	96,240,095
投资所支付的现金	244,230,075	358,456,703
支付的其他与投资活动有关的现金	529,051,200	232,453,200
现金流出小计	1,010,621,031	685,149,998
投资活动产生的现金流量净额	-952,649,082	-625,954,292
三、筹资活动产生的现金流量：		
吸收投资所收到的现金	28,340,854	
借款所收到的现金	844,327,000	739,700,000
收到的其他与筹资活动有关的现金		
现金流入小计	872,667,854	739,700,000
偿还债务所支付的现金	41,677,000	16,350,000
分配股利、利润或偿付利息所支付的现金	116,587,465	95,513,806
支付的其他与筹资活动有关的现金		
现金流出小计	158,264,466	110,863,806
筹资活动产生的现金流量净额	714,403,389	628,836,194
四、汇率变动对现金的影响		
五、现金及现金等价物净增加额	-75,478,912	-130,184,087
补充材料		
1、将净利润调节为经营活动现金流量：		
净利润	121,986,978	121,986,978
加：计提的资产减值准备	11,769,703	7,430,593
固定资产折旧	78,803,552	38,363,264
无形资产摊销	6,110	-54,988
长期待摊费用摊销	8,250,544	4,973,930
待摊费用减少（减：增加）	-1,048,811	[illegible]
预提费用增加（减：减少）	4,847,019	407,281
处置固定资产、无形资产和其他长期资产的损失（减：收益）	-684,179	-629,710
固定资产报废损失		
财务费用	-3,168,058	[illegible]
投资损失（减：收益）	-18,390,346	-83,302,791
递延税款贷项（减：借项）		
存货的减少（减：增加）	15,994,604	71,168,301
经营性应收项目的减少（减：增加）	-107,695,420	-152,537,237
经营性应付项目的增加（减：减少）	29,146,883	-138,431,473
其他		
少数股东本期收益	22,916,202	
经营活动产生的现金流量净额	162,766,781	-133,045,989
2、不涉及现金收支的投资和筹资活动：		
收购子公司而减少的少数股东权益	-68,652,536	
债务转为资本		
一年内到期的可转换公司债券		
融资租入固定资产		
3、现金及现金等价物净增加情况：		
现金的期末余额	536,193,893	153,795,838
减：现金的期初余额	611,672,805	283,959,925
加：现金等价物的期末余额		
减：现金等价物的期初余额		
现金及现金等价物净增加额	-75,478,912	-130,184,087

证券代码：600555　　证券简称：莱织华　　公告编号：2003-001
900955　　莱织华B

上海莱织华股份有限公司第二届董事会第六次会议决议公告

上海莱织华股份有限公司第二届董事会第六次会议于2003年4月27日下午在上海莱织华股份有限公司会议室召开，应到董事9人，实到董事9人(独立董事蒋衡杰委托独立董事唐亦农出席会议并代为表决)，会议由李勤夫董事长主持。会议审议并通过了以下决议：

1、审议通过了《公司董事会2002年度工作报告》；

2、审议通过了《公司2002年度财务决算报告和2003年度财务预算报告》；

3、审议通过了《公司2002年度报告正文及摘要》；

4、审议通过了《关于公司2002年度利润分配预案》

经普华永道中天会计师事务所有限公司审计，公司2002年实现净利润121,986,978元，根据公司章程规定，按净利润的10%提取法定盈余公积金12,198,698元，按净利润的5%提取法定盈余公益金6,099,349元，加上年初未分配利润81,741,287元，本年度实际可供股东分配的利润为185,430,209元。经研究，决定以2002年末总股本434500000股为基数，每10股派发现金红利人民币1.5元(含税)，剩余未分配利润计120,255,209元结转下一年度；

5、审议通过了《关于聘请普华永道中天会计师事务所有限公司为本公司2003年度会计师的议案》；

6、审议通过了《关于公司将所持有的嘉兴德永纺织品有限公司45.7%股权转让给日本松冈的议案》；

嘉兴德永纺织品有限公司注册资本为美元700万元，其中：公司出资455万美元，占65%；日本三井物产株式会社出资69.3万美元，占9.9%；三井物产(中国)有限公司出资35万美元，占5%；日本德永贸易株式会社出资140.7万美元，占20.1%。主要从事特种纺织品及汽车座椅业务。至2002年12月31日，该公司净资产为人民币5532万元，当年销售收入人民币243万元，利润-273万元(未经审计)。

公司拟将所持有该公司的部分股份，计45.71%，转让给日本松冈株式会社。本次交易构成关联交易。公司将聘请具有证券资格的会计师事务所对该公司进行审计后，再签订股权转让事宜。公司将于日后就该事宜公布关联交易公告。

7、审议通过了《公司2003年度第一季度报告正文》。

上述第1、2、3、4、5条议案均需提交公司2002年度股东大会审议。关于召开公司2002年度股东大会的事宜，董事会将另行公告。

上海莱织华股份有限公司
董事会
二〇〇三年四月二十七日

证券代码：600555　　证券简称：莱织华　　公告编号：2003-002
900955　　莱织华B

上海莱织华股份有限公司第二届监事会第二次会议决议公告

上海莱织华股份有限公司第二届监事会第二次会议于2003年4月27日下午在上海莱织华股份有限公司会议室召开，应到监事4人，实到监事4人，会议由穆振华监事长主持。会议审议通过了以下决议：

1、审议通过了《公司监事会2002年度工作报告》；

2、公司在经营、管理中能遵守国家法律、法规，接受有关部门的监督、检查，遵守公司章程，没有重大诉讼案件。正确处理国家、股东、公司三者之间的利益关系，做到了企业发展实力进一步增强、股东的合法权益得到保障。到目前为止没有发现公司董事、高管人员违法、违规、违章及损害公司利益行为；

3、公司监事会认真审查了普华永道中天会计师事务所有限公司为公司出具的《2002年度审计报告》，认为该报告真实反映了公司的财务状况和经营成果。

4、2002年度公司关联交易公平，关联交易程序合法，定价依据充分，没有损害本公司利益的行为，并已在公司季报、中报、年报进行披露；

5、2002年度公司资产置换、收购和出售资产交易价格合理，没有发现内幕交易，没有损害股东权益和造成公司资产流失；

6、2002年度公司按照招股说明书所列的项目使用最近一次募集资金，没有发生实际投资项目变更情况。

上海莱织华股份有限公司
监事会
二〇〇三年四月二十七日

大唐电信科技股份有限公司

2003年第一季度报告

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏,并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 本季度财务报告未经审计。

1.3 公司董事长周寰先生,财务总监尚维琳先生,财务部总经理刘静怡女士声明:保证季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 公司基本信息

股票简称	大唐电信	变更前简称(如有)	
股票代码	600198		
	董事会秘书	证券事务代表	
姓名	李大伟	王宇、齐秀彬	
联系地址	北京海淀区学院路40号	北京海淀区学院路40号	
电话	010-62302130	010-62303607	
传真	010-62303607	010-62303607	
电子邮箱	lidw@dtt-mail.com	qxb@dtt-mail.com	

2.2 财务资料

2.2.1 主要会计数据及财务指标

单位:元

	本报告期末	上年度期末	本报告期末比上年度期末增减(%)
总资产	5,657,220,474.08	5,592,030,410.91	1.17
股东权益(不含少数股东权益)	1,900,644,207.58	1,942,905,261.00	-2.18
每股净资产	4.3296	4.4259	-2.18
调整后的每股净资产	4.1584	4.2539	-2.24
	报告期	年初至报告期期末	本报告期比上年同期增减(%)
经营活动产生的现金流量净额	-263,554,070.20	-263,554,070.20	
每股收益	-0.0963	-0.0963	12.05
每股收益注1			
净资产收益率	-2.22	-2.22	14.29
扣除非经常性损益后的净资产收益率	-2.27	-2.27	13.69

非经常性损益项目	金额
营业外收入	212,059.00
营业外支出	-80.00
补贴收入	1,000,000.00
股权投资差额摊销	178,385.70
合计	1,390,524.70

2.2.2 利润表

合并利润及利润分配表

编制单位:大唐电信科技股份有限公司 单位:人民币元

项目	2003年1-3月	2002年1-3月
一、主营业务收入	329,229,512.38	293,667,942.36
减:主营业务成本	224,104,320.67	212,063,847.32
主营业务税金及附加	2,802,544.41	2,133,761.64
二、主营业务利润	102,322,647.30	79,470,333.40
加:其他业务利润	-129,972.42	292,709.08
减:营业费用	54,470,793.99	56,722,196.03
管理费用	53,644,750.20	36,576,629.53
财务费用	32,246,333.62	38,053,326.40
三、营业利润	-38,169,202.93	-51,589,109.48
加:投资收益	178,385.70	178,574.30
补贴收入	3,474,733.68	1,894,387.99
营业外收入	212,059.00	1,205,676.25
减:营业外支出	-80.00	43,810.67
四、利润总额	-34,303,944.55	-48,354,281.61
减:所得税	6,165,379.81	300,844.96
少数股东损益	1,791,729.06	-595,195.75
五、净利润	-42,261,053.42	-48,059,930.82
加:年初未分配利润	98,494,950.44	80,249,463.55
盈余公积转入		
六、可供分配的利润	56,233,897.02	32,189,532.73
减:提取法定盈余公积		
提取法定公益金		
七、可供股东分配的利润	56,233,897.02	32,189,532.73
减:应付优先股股利		
提取任意盈余公积		
应付普通股股利		
转作股本的普通股股利		
八、未分配利润	56,233,897.02	32,189,532.73

利润及利润分配表

编制单位:大唐电信科技股份有限公司 单位:人民币元

项目	2003年1-3月	2002年1-3月
一、主营业务收入	101,104,341.50	137,960,970.73
减:主营业务成本	80,193,074.60	103,643,433.23
主营业务税金及附加	19,466.56	540,464.57
二、主营业务利润	20,891,800.34	33,777,072.93
加:其他业务利润	48,333.92	1,990.00
减:营业费用	21,315,476.28	28,921,427.80
管理费用	20,918,286.39	17,179,732.62
财务费用	19,146,164.52	23,125,181.00
三、营业利润	-40,439,792.93	-35,447,278.49
加:投资收益	-3,002,790.93	-13,791,432.53
补贴收入	1,000,000.00	-
营业外收入	182,479.00	1,189,692.00
减:营业外支出	700.00	10,192.00
四、利润总额	-42,260,804.86	-48,059,211.02
减:所得税	248.56	719.80
少数股东损益		
五、净利润	-42,261,053.42	-48,059,930.82
加:年初未分配利润	98,494,950.44	80,249,463.55
盈余公积转入		
六、可供分配的利润	56,233,897.02	32,189,532.73
减:提取法定盈余公积		
提取法定公益金		
七、可供股东分配的利润	56,233,897.02	32,189,532.73
减:应付优先股股利		
提取任意盈余公积		
应付普通股股利		
转作股本的普通股股利		
八、未分配利润	56,233,897.02	32,189,532.73

2.3报告期末股东总人数为101149户。

§3 管理层讨论与分析

3.1 公司报告期内经营活动总体状况的简要分析

报告期内公司继续坚持"发展才是硬道理"的经营理念,积极参与市场竞争,努力提升产品市场地位。报告期内公司实现主营业务收入32923万元,比去年同期增加12.11%;实现主营业务利润10232万元,比去年同期增长28.76%;实现净利润-4226.11万元,比去年同期-4805.99万元减亏579.88万元,减亏幅度为12.07%。

公司2002年第一季度实施了资源重组工作,通过重组强化以行业事业部为核心的公司经营体系的建设,逐渐形成以产品策略、营销策略、市场拓展为主要业务的事业部体系,形成以产品研发、生产和工程服务为主要任务的业务单元体系,彻底改变以往以产品、专业为中心的公司体系架构。

3.1.1 主营业务情况

√适用

分行业或分产品	主营业务收入	主营业务成本	毛利率(%)
交换及接入类	21,613,573.76	15,920,070.20	26.34
移动通信类	57,734,476.60	43,723,454.67	24.27
传输类	39,798,920.58	30,665,017.93	22.95
无线类	40,650,319.11	25,375,296.65	37.58
集成电路及软件类	146,011,765.93	89,488,889.26	38.71
其他	23,420,456.40	18,931,591.96	19.17
其中:关联交易	11,673,972.43	10,771,508.43	7.73

3.1.2 公司经营的季节性或周期性特征

√不适用

3.1.3 报告期利润构成情况(主营业务利润、其他业务利润、期间费用、投资收益、补贴收入与营业外收支净额在利润总额中所占比例与前一报告期相比的重大变动及原因的说明)

√适用

项目	本报告期 金额	本报告期 占利润总额比例%	前一报告期(2002年度) 金额	前一报告期(2002年度) 占利润总额比例%
主营业务利润	102,322,647.30	-298.28	565,260,893.88	1116.88
其他业务利润	-129,972.42	0.38	1,146,350.98	2.27
期间费用	140,361,877.81	-409.17	537,928,915.40	1062.88
投资收益	178,385.70	-0.52	13,966,502.92	27.60
补贴收入	3,474,733.68	-10.13	8,153,468.72	16.11
利润总额	-34,303,944.55	100	50,610,574.97	100

注:1.主营业务利润、其他业务利润、期间费用、补贴收入在利润总额中所占比例较前一报告期发生较大变化是由于本报告期利润总额为负数所致。

2.投资收益在利润总额中所占比例较前一报告期降低是由于本报告期末发生短期投资业务。

3.1.4 主营业务及其结构与前一报告期相比发生重大变化的情况及原因说明

√不适用

3.1.5 主营业务盈利能力(毛利率)与前一报告期相比发生重大变化的情况及其原因说明

√不适用

3.2 重大事项及其影响和解决方案的分析说明

√不适用

3.3 会计政策、会计估计、合并范围变化以及重大会计差错的情况及原因说明

√不适用

3.4 经审计且被出具"非标意见"情况下董事会和监事会出具的相关说明

√不适用

3.5 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

√不适用

3.6 公司对已披露的年度经营计划或预算的滚动调整情况

√不适用

大唐电信科技股份有限公司

2003年4月28日

上海家化联合股份有限公司

2003年第一季度报告

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏,并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 本季度报告中的财务报告未经审计。

1.3 公司董事长葛文耀先生、主管会计工作负责人及会计机构负责人赵兰萍女士声明:保证季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 公司基本信息

股票简称	上海家化	变更前简称(如有)	
股票代码	600315		
	董事会秘书	证券事务代表	
姓名	冯珺	曾巍	
联系地址	上海市保定路527号	上海市保定路527号	
电话	65456400-3725	65456400-3374	
传真	65129748	65129748	
电子邮箱	Fengj@jahwa.com.cn	Zhengq@jahwa.com.cn	

2.2 财务资料

2.2.1 主要会计数据及财务指标

单位:元人民币

	本报告期末	上年度期末	本报告期末比上年度期末增减
总资产	1,425,607,621.97	1,521,943,204.90	-6.33%
股东权益(不含少数股东权益)	1,117,771,489.26	1,105,233,355.88	1.13%
每股净资产	4.1399	4.0935	1.13%
调整后的每股净资产	4.0847	4.0224	1.55%
	报告期	年初至报告期期末	本报告期比上年同期增减
经营活动产生的现金流量净额	-96,295,957.40	-96,295,957.40	未统计
每股收益	0.0464	0.0464	1.25%
净资产收益率	1.12%	1.12%	0.11%

司;新增1家权益法核算对象:上海正朔文化有限公司,本公司投资占该公司注册资本比例20%;

3.4经审计且被出具"非标意见"情况下董事会和监事会出具的相关说明

□适用 □√不适用

3.5预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

□适用 □√不适用

3.6 公司对已披露的年度经营计划或预算的滚动调整情况

□适用 □√不适用

上海家化联合股份有限公司

董事长:葛文耀

二零零三年四月二十五日

股票简称:上海家化 股票代码:600315 编号:临2003-012

上海家化联合股份有限公司二届五次董事会决议公告

特别提示

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

上海家化联合股份有限公司二届五次董事会于2003年4月25日上午九点在公司欧陆厅召开,应到董事13人,实到11人,授权董事2人,会议审议通过以下事项:

李芳芳	董事	310105550810168	中国	上海	否
龚振飞	监事	310105431121281	中国	上海	否
姚志贤	监事	310103500505081	中国	上海	否
吴英华	监事	310110560808282	中国	上海	否

上述人员在最近五年之内未受过任何行政处罚、刑事处罚、也未涉及与经济纠纷有关的重大民事诉讼或者仲裁。

(五)收购人持有、控制其他上市公司百分之五以上的发行在外的股份的简要情况。

截止本报告书签署之日,本公司未持有其他上市公司的股份。

二、收购人持股情况

(一)收购人持有上市公司股份情况

截至本报告签署日,本公司持有上海家化联合股份有限公司国有法人股7600万股,占已发行股份28.15%,与上实控股有限公司为并列第一大股东。本公司持有的上述股份不存在被质押、冻结及其他任何权利限制的情况。

(二)本次协议收购的基本情况

本公司于2003年4月25日与上海瀚殷实业公司签署了《股权转让协议》,协议约定:本公司以1800万元受让上海瀚殷实业公司持有的上海惠盛实业有限公司90%的股权。

截至本报告签署日,上海惠盛实业有限公司持有上海家化联合股份有限公司1.83%的股权(不存在被质押、冻结及其他任何权利限制的情况)。此次收购完成后,本公司将持有、控制上海家化联合股份有限公司29.8%的股权,成为上海家化联合股份有限公司的第一大股东。

中国证监会在异议期内未对本收购报告书提出异议,上述股权转让方可进行。

未上市流通股份合计 190,000,000

(二)已上市流通股份

1、人民币普通股 80,000,000

2、境内上市的外资股

1、境外上市的外资股

2、其他

已上市流通股份合计 80,000,000

(三)股份总数 270,000,000

(二)公司前十名股东持股情况(2002年12月31日

股东名称(全称)	年度内增减	年末持股数量	比例%	股份类别	质押或冻结的股份数量	股东性质
上海家化(集团)有限公司	0	76,000,000	28.15	未流通	0	国有法人股
上实日化控股有限公司	0	76,000,000	28.15	未流通	0	外资法人股
上海工业投资(集团)有限公司	0	13,965,000	5.17	未流通	0	国有股东
福建恒安集团有限公司	0	12,483,000	4.62	未流通	0	社会法人股
上海广虹(集团)有限公司	0	6,612,000	2.45	未流通	0	社会法人股
金泰证券投资基金	+1,190,344	4,991,125	1.85	已流通	未知	
上海惠盛实业有限公司	0	4,940,000	1.83	未流通	0	社会法人股
汉盛证券投资基金	-1,324,910	1,825,228	0.68	已流通	未知	
丰和价值证券投资基金	+1,636,577	1,636,577	0.61	已流通	未知	
国泰金鹰增长证券投资基金	+1,307,902	1,307,902	0.48	已流通	未知	

三、利益冲突

(一)截至本报告书签署日,收购人上海家化(集团)有限公司是被收购公司上海家化联合股份有限公司的并列第一大股东,本公司董事、监事、高级管理人员与收购人不存在关联方关系。

(二)本公司董事、监事、高级管理人员在本报告书公告之日不持有收购人股份,上述人员及其家属没有在收购人及其关联企业任职。

(三)本公司董事、监事、高级管理人员不存在与收购相关的利益冲突。

(四)收购人不存在对拟更换的上市公司董事、监事、高级管理人员进行补偿或者其他任何类似安排。

(五)本公司董事、监事、高级管理人员在收购报告书公告之日持有本公司股份的情况见公司2002年度报告,但最近六个月无交易情况。

(六)本公司董事、监事、高级管理人员与收购人之间不存在重要的合同、安

净资产收益率	1.12%	1.12%	0.11%
扣除非经常性损益后的净资产收益率	1.13%	1.13%	-3.21%

非经常性损益项目	金额
营业外收入	16,637.59
营业外支出	58,468.80
合计	-41,831.21

2.2.2 利润表(合并)

2003年1-3月

单位:元人民币

项目	本期数(2003年1-3月)	上年同期数(2002年1-3月)
一:主营业务收入	228,125,275.20	223,232,689.66
减:主营业务成本	135,293,823.32	127,007,375.92
主营业务税金及附加	5,594,164.91	6,834,317.64
二:主营业务利润	87,237,286.97	89,390,996.10
加:其他业务利润	854,726.47	76,433.02
减:营业费用	49,797,596.77	50,893,780.24
管理费用	29,057,854.20	26,146,654.39
财务费用	-628,775.14	1,306,289.40
三:营业利润	9,865,337.61	11,120,705.09
加:投资收益	3,824,593.08	1,019,848.52
补贴收入	3,292.00	2,072,977.13
营业外收入	22,443.44	71,205.84
减:营业外支出	58,468.80	246,608.54
四.利润总额	13,657,197.33	14,038,128.04
减:所得税	525,286.79	1,717,240.34
减:少数股东权益	593,777.16	-62,493.31
五.净利润	12,538,133.38	12,383,381.01

2.3报告期末股东总人数:42606户

§3 管理层讨论与分析

3.1 公司报告期内经营活动总体状况的简要分析

3.1.1 占主营收入或主营业务利润总额10%以上的主营行业或产品情况

□√适用 □不适用

分行业或分产品	主营业务收入	主营业务成本	毛利率(%)
工业	82,595,311.64	56,379,606.77	31.74%
商业	208,966,391.42	164,438,157.14	21.31%
旅游饮食服务业	427,101.00	68,808.79	83.89%
技术服务	10,795,623.06	-	100%
小计	302,784,427.12	220,886,572.70	27.05%
减:公司内各业务分部间相互抵消	74,659,151.92	85,592,749.38	
合计	228,125,275.20	135,293,823.32	40.69%
其中:关联交易			

3.1.2公司经营的季节性或周期性特征

□适用 □√不适用

3.1.3 报告期利润构成情况(主营业务利润、其他业务利润、期间费用、投资收益、补贴收入与营业外收支净额在利润总额中所占比例与前一报告期相比的重大变动及原因的说明)

□√适用 □不适用

	占利润总额比例	报告期	前一报告期
补贴收入	0.22%	6.33%	-100%
投资收益	28.00%	18.90%	+48%

说明:

1、本公司控股子公司海南上海家化有限公司每年享受税务部门提供的补贴收入政策,2002年及以前年度补贴收入按月直接从应交税金中抵补,2003年年初当地税务部门通知将改变以上结算方法,截至报告期止具体方案尚未确定,因此同期比较补贴收入减少200多万;

2、投资收益:本期投资收益包括实际收到上年度应收委托理财收益277万元,由于投资收益受到二级市场影响具有一定的偶然性,因此本期投资收益占利润总额的比例相对较高。

3.1.4 主营业务及其结构与前一报告期相比发生重大变化的情况及原因说明

□适用 □√不适用

3.1.5 主营业务盈利能力(毛利率)与前一报告期相比发生重大变化的情况及其原因说明

□适用 □√不适用

3.2 重大事项及其影响和解决方案的分析说明

□√适用 □不适用

2003年3月25日公司与上海瀚股实业公司签定了《股权转让协议书》,按照该协议,公司拟募集现金出资7900万元收购上海瀚股实业公司持有的上海汉欣实业有限公司90%的股权,该股权转让尚需获得股东大会批准后生效。详细内容参见《上海家化联合股份有限公司改变募集资金用途公告》。(刊登在2003年3月27日的《中国证券报》和《上海证券报》)

3.1 会计政策、会计估计、合并范围变化以及重大会计差错的情况及原因说明

□√适用 □不适用

1.本报告期会计政策、会计估计没有发生变化;

2.合并范围:新增1家合并报表对象,控股子公司上海家化进出口有限公

项:

1、审议通过公司第一季度报告;

2、审议通过关于上海家化(集团)有限公司受让上海惠盛实业有限公司股权事宜的意见。详见《上海家化联合股份有限公司关于上海家化(集团)有限公司受让上海惠盛实业有限公司股权事宜提示性公告》(临2003-013)及《上海家化联合股份有限公司董事会关于上海家化(集团)有限公司收购事宜致全体股东的报告书》(临2003-014)。公司独立董事孙铮先生、强纪英女士同意以上议案。

上海家化联合股份有限公司董事会

2003年4月25日

股票简称:上海家化　　股票代码:600315　　编号:临2003-013

上海家化联合股份有限公司关于上海家化(集团)有限公司受让上海惠盛实业有限公司股权事宜提示性公告

公司董事会接到公司并列第一大股东上海家化(集团)有限公司(截至公告日持有本公司28.15%的股份)书面通知,上海家化(集团)有限公司与上海瀚股实业有限公司于2003年4月25日签署了《股权转让协议书》,上海家化(集团)有限公司拟受让上海瀚股实业有限公司所持有的本公司社会法人股股东上海惠盛实业有限公司(截至公告日持有本公司1.83%的股份)90%的股权。

本次转让前,上海家化(集团)有限公司与上实控股有限公司为公司并列第一大股东,各持有本公司28.15%的股份;本次转让完成后,上海家化(集团)有限公司持有、控制本公司29.8%的股份,成为本公司的第一大股东。

依据中国证监会《上市公司收购管理办法》的有关规定,上海家化(集团)有限公司已向中国证监会报送了《上市公司收购报告书》。(《上海家化联合股份有限公司收购报告书摘要》见附件)

本公司谨此提醒投资者,中国证监会在异议期内对《上市公司收购报告书》无异议后上述股权转让方可实施。

本公司将及时披露本次转让的进一步信息和进展情况。

特此公告。

上海家化联合股份有限公司董事会

2003年4月29日

附:

上海家化联合股份有限公司收购报告书摘要

上市公司的名称:上海家化联合股份有限公司

股票上市地点:上海证券交易所

股票简称:上海家化

股票代码:600315

收购人的姓名或名称:上海家化(集团)有限公司

住所:上海市天潼路133号

通讯地址:上海市天潼路133号

联系电话:021-63242288

收购报告书签署日期:2003年4月25日

收购人声明

本公司依据《证券法》、《上市公司收购管理办法》及《公开发行证券的公司信息披露内容与格式准则第16号——上市公司收购报告书》及相关的法律、法规编写本报告。

依据《证券法》、《收购办法》的规定,本报告书已全面披露了上海家化(集团)有限公司(包括股份持有人、股份控制人以及一致行动人)所持有、控制的上海家化联合股份有限公司股份;

截止本报告书签署之日,除本报告书披露的持股信息外,上海家化(集团)有限公司没有通过任何其他方式持有、控制上海家化联合股份有限公司的股份;

公司签署本报告已获得必要的授权和批准,其履行亦不违反本公司章程或内部规则中的任何条款,或与之相冲突;

中国证监会在异议期内未对本收购报告书提出异议,本次收购方可进行

本次收购是根据本报告所载明的资料进行的。除本公司外,没有委托或者授权任何其他人提供未在本报告中列载的信息和对本报告做出任何解释或者说明。

一、收购人介绍

(一)收购人基本情况

收购人的名称:上海家化(集团)有限公司

注册地址:上海市天潼路133号

注册资本:人民币20402万元

企业法人营业执照注册号:3100001005692

企业类型:有限责任公司(国有独资)

经营范围:日用化学制品及原辅材料、香料、香精、化妆品用具等

经营期限:自1995年5月5日起不约定期限

税务登记证号码:国税沪字310048133162572

联系电话:021-63242288

(二)公司产权关系及控制关系

本公司为上海轻工控股(集团)公司的全资子公司,上海轻工控股(集团)公司是上海市国资委授权经营单位。

(三)本公司在最近五年之内未受过任何行政处罚、刑事处罚、也未涉及与经济纠纷有关的重大民事诉讼或者仲裁。

(四)公司董事、监事、高级管理人员

姓名	职务	身份证号码	国籍	长期居住地	是否取得其他国家或者地区的居留权
张立平	董事长	310104531102121	中国	上海	否
葛文耀	副董事长、总经理	310106470218163	中国	上海	否
陆芝青	董事、副总经理	310103570407122	中国	上海	否
周启英	董事、副总经理	310104470706441	中国	上海	否
王俊雨	董事	310109580313325	中国	上海	否

行。

三、收购人声明

本人以及本人所代表的上海家化(集团)有限公司,承诺本报告及其摘要不存在虚假记载、误导性陈述或重大遗漏,并对其真实性、准确性、完整性承担个别和连带的法律责任。

上海家化(集团)有限公司

法人代表:张立平

授权代表:葛文耀

签署日期:2003年4月25日

四、备查文件

下列备查文件可在上海家化(集团)有限公司(上海市天潼路133号)或上海证券交易所查阅。

(一)上海家化(集团)有限公司的工商营业执照和税务登记证;

(二)上海家化(集团)有限公司的董事、监事、高级管理人员名单及其身份证明;

(三)上海家化(集团)有限公司董事会关于收购上海惠盛实业有限公司90%股权的决议;

(四)上海家化(集团)有限公司最近三年财务会计报告及最近一个会计年度经审计的财务会计报告;

(五)上海家化(集团)有限公司与上海家化联合股份有限公司之间在报告日前二十四个月内发生的相关交易的协议、合同;

(六)股份转让协议。

股票简称:上海家化　　股票代码:600315　　编号:临2003-014

上海家化联合股份有限公司公司董事会关于上海家化(集团)有限公司收购事宜致全体股东的报告书

(一)上市公司(指被收购公司)的名称:上海家化联合股份有限公司

地址:上海市保定路527号

联系人:冯珺

联系电话:021-65456400

(二)收购人的名称:上海家化(集团)有限公司

联系电话:021-63242288

(三)董事会报告书签署日期:2003年4月25日

董事会声明:

(一)本公司全体董事确信本报告不存在任何虚假记载、误导性陈述或重大遗漏,并对其内容的真实性、准确性、完整性负个别的和连带的责任;

(二)本公司全体董事没有任何与本次收购相关的利益冲突。

一、被收购公司的基本情况

(一)被收购公司的名称:上海家化联合股份有限公司

股票上市地点:上海证券交易所

股票简称:上海家化

股票代码:600315

(二)被收购公司注册地:上海市保定路527号

主要办公地点:上海市保定路527号

联系人:冯珺

联系电话:021-65456400

(三)被收购公司的主营业务及最近三年的发展情况

上海家化联合股份有限公司自行开发、生产、销售:(1)六神、美加净、清妃、梦巴黎、佰草集等品牌各种系列的个人保护用品,包括护肤用品、护发用品、香水、美容品等;(2)晶亮、美加净、纯纯等品牌各种系列,宾馆、商场、写字楼等场合专用的洗涤类清洁用品;(3)美容院专用护肤、护发、美容品等。与日本狮王公司共同合作开发、并自行生产、销售狮王、妈妈、力克品牌系列家庭保护用品并各种化妆品生产与管理的技术服务。最近三年来,公司业务稳健发展,主要会计数据和财务指标如下:

	2002年	2001年	2000年
主营业务收入	1,363,884,564.20	1,305,853,059.24	1,187,217,478.32
净利润	75,361,961.53	72,975,839.94	47,498,905.00
净资产收益率	6.82%	6.82%	16.56%
	2002年末	2001年末	2000年末
总资产	1,521,943,204.90	1,503,664,685.46	786,716,191.72
股东权益(不含少数股东权益)	1,105,233,355.88	1,070,350,371.54	286,771,149.86
资产负债率	27.4%	28.86%	63.54

公司2000年、2001年、2002年年报分别刊登在2001年3月15日、2002年3月18日、2003年3月18日的《中国证券报》和《上海证券报》。

(四)本公司在本次收购发生前资产、业务、人员等与最近一期披露的情况相比没有发生重大变化。

二、被收购公司股本情况

(一)股本情况

单位:股

(一)未上市流通股份	
1、发起人股份	
其中:	
国家持有股份	89,965,000
境内法人持有股份	24,035,000
境外法人持有股份	76,000,000
其他	
2、募集法人股份	
3、内部职工股	
4、优先股或其他	

(六)本公司董事、监事、高级管理人员与收购人之间不存在重要的合同安排以及利益冲突。

四、被收购公司董事会意见

(一)上海家化(集团)有限公司完成上述股权受让后,已持有、或间接控制公司29.8%的股份,成为本公司的第一大股东,上述行为已构成对本公司的收

(二)本公司董事会认为,本次协议转让中出让方有出售股权的意愿,而上海家化(集团)有限公司原是本公司的并列第一大股东,增持本公司股权有助于公司股权结构的稳定,也能使本公司保持经营战略的稳定性与连续性,将有利于本公司业务的发展和实现股东利益最大化。本次协议转让将不会影响本公司独立性。

(三)截至本意见出具日,上海家化(集团)有限公司不存在未清偿的、对本公司的负债的情形;本公司亦未存在为其负债提供担保或者存在其他损害本公司利益的情形。

公司独立董事孙铮、强纪英意见:

本次协议转让中出让方有出售股权的意愿,而集团进行收购有助于公司股权结构的稳定,也能使公司保持经营战略的连续性,将有利于公司业务的发展实现股东利益最大化;本次协议转让将不会影响公司之独立性,不会损害其他股东、特别是中小股东的合法权益。

备查文件

上海家化联合股份有限公司章程

上述备查文件请见上海证券交易所网站。

上海家化联合股份有限公司董事会

2003年4月25日

股票简称:上海家化　　股票代码:600315　　编号:临2003-0

上海家化联合股份有限公司2002年度股东大会决议公告

特别提示

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要内容提示:

●本次会议无否决或修改提案的情况;

●本次会议新提案提交情况:公司并列第一大股东上海家化(集团)有限公司(截至公告日持有本公司7600万股,占公司28.15%的股份)于2003年4月15日提出增选2名独立董事的新提案,推举徐志毅先生、冯文伟先生为公司第二届董事会独立董事候选人。有关公告见2003年4月16日《中国证券报》和《上海证券报》

一、会议召开和出席情况

公司2002年度股东大会于2003年4月28日下午1:30在上海市保定路527号公司8楼会议厅举行,出席会议的股东及股东授权委托代表27人,代表股份190102700股,占公司有表决权股份总数的70.41%,符合《公司法》及《公司章程》的规定,公司董事、监事及高级管理人员出席了会议,大会由葛文耀董事长主持。

二、提案审议情况

经大会对各项议案逐项审议并记名投票表决,形成以下决议:

1、审议通过2002年度董事会工作报告;

(赞成190102700股,占出席会议股份总数的100%;反对0股;弃权0股。)

2、审议通过2002年度监事会工作报告;

(赞成190102700股,占出席会议股份总数的100%;反对0股;弃权0股。)

3、审议公司2002年财务决算报告;;

(赞成090102700股,占出席会议股份总数的100%;反对0股;弃权0股。)

4、审议通过2002年度利润分配预案:以2002年末的总股本27000万股为基数,向全体股东每10股派发1.5元现金红利(含税);

(赞成190102700股,占出席会议股份总数的93.43 %;反对0股;弃权12483000股。)

5、审议通过《关于续聘上海立信长江会计师事务所有限公司为公司2003年度财务审计机构及支付上海立信长江会计师事务所有限公司2002年审计报酬的议案;

(赞成190102700股,占出席会议股份总数的100%;反对0股;弃权0股。)

6、审议通过募集资金投向变更的议案;

(赞成190102700股,占出席会议股份总数的100%;反对0股;弃权0股。)

7、审议通过增选徐志毅先生为公司第二届董事会独立董事;

(赞成190102700股,占出席会议股份总数的99.998%;反对0 股;弃权26股。)

8、审议通过增选冯文伟先生为公司第二届董事会独立董事。

(赞成190102700股,占出席会议股份总数的99.998%;反对0股;弃权26股。)

以上议案的详细内容请见2003年3月18日和3月27日的《中国证券报》和《上海证券报》及上海交易所网站。

三、律师见证情况

公司聘请国浩律师集团(上海)事务所律师吕红兵、陈毅敏先生出席会议见证并出具法律意见书,该所律师认为,公司本次股东大会的召集、召开程序、出席会议人员资格及表决程序等均符合法律、法规及《公司章程》的规定,合法、有效。

四、备查文件目录

1、经与会董事和记录人签字确认的股东大会决议;

2、律师法律意见书。

上海家化联合股份有限公司董事会

2003年4月29日

城鎮職工首季報酬增一成

滬京浙粵津報酬最豐 就業人數減二百萬

【本報訊】中新社北京二十八日消息：中國國家統計局今天發布消息稱，分析人士指出，城鎮單位就業人員平均勞動報酬增長仍較快。今年一季度，全國累計發放城鎮單位就業人員勞動報酬三千四百二十四億元，同比增長逾一成。

就業人員平均勞動報酬三千一百三十九元，同比增長百分之十二點七。城鎮單位就業人員平均勞動報酬水平較高的地區分別是上海、北京、浙江、廣東和天津；平均勞動報酬增速較快的地區分別是廣西、天津、湖北、江蘇和安徽。

今年一季度末，中國城鎮單位就業人員爲一億八百三十四萬人，比去年同期減少二百零六萬人，比二〇〇一年同期減少二百七十四萬人。其中國有單位同比減少近五百萬人，而以民營企業爲主體的其他單位則同比增加四百六十四萬人。

減少的城鎮單位就業人員以遼寧爲最，達三十五萬人，江蘇和河北分居二、三位，分別爲三十二萬和二十二萬人。

此外，不在崗職工總量持續減少。一季度末，不在崗職工一千九百一十二萬人，同比減少一百二十八萬人。今年一季度，全國累計發放不在崗職工生活費一百二十五億元，同比增長百分之十四。全國不在崗職工平均生活費爲六百四十七元，增長百分之二十一點八。





規模最大仿古廊橋 浙江建成一座大型仿古廊橋——風則江廊橋。拱橋，古樸典雅的廊、亭，富有傳統的全長一百八十米，寬三十三米，是浙江座仿古廊橋。

神州要訊

穗人代議案交政府辦理

【本報記者袁秀賢廣州二十八日專電】今天上午由廖樹芳等十一名廣州市人大代表提出的《關於加快發展廣州民營科技企業的議案》等議案在會上交由政府辦理。廣州市委書記、市人大主任林樹森要求市政府在接受交辦之日起六個月內制定辦法或提出實施方案，提請市人大常委會審議。

圖爲廣州市副市長沈伯年（左）從廣州市人大副主任潘慶樹（右）手上接過代表議案。（本報攝）

博鰲論壇因疫情需押後

【本報訊】新華社北京二十八日消息：博鰲亞洲論壇理事會二十八日宣布，鑒於目前非典型肺炎形勢的不確定性，博鰲亞洲論壇理事會本着對參會者健康和安全高度負責的精神，決定推遲舉行二〇〇三年年會。理事會將在徵求有關各方的意見後，決定新的年會日期。

博鰲亞洲論壇二〇〇三年年會原定於五月十八日至十九日在中國海南博鰲舉行。

李強當選溫州市委書記

【本報記者朱國棟杭州二十八日專電】中共溫州市九屆一次全體會議昨日選舉李強、劉奇、陳艾華（女）、馬以、包哲東、阮暉、喬吉林、洪巨平、陳笑華（女）、黃德康、曹國旗、錢建民爲市委常務委員會委員；李強爲市委書記，劉奇、陳艾華（女）、馬以、包哲東爲市委副書記。中共溫州市紀委第一次全會選舉陳艾華（女）爲市紀委書記，劉陸彪、林金龍、朱錦平爲市紀委副書記。

王大中因年事高請辭
顧秉林任清華校長

顧秉林

1970年畢業後留校任教，1979－82年赴丹麥Aarhus大學留學，並獲博士學位。1985－86年赴美國Notre Dame大學做高級訪問學者。1988年任教授，1990年任博士生導師。1993－94年赴日本東北大學任客座教授。

【大公報專訊】記者孫靜惟、陸媛楠二十八日報道：五十八歲的物理學家顧秉林院士今天出任清華大學校長。

今天上午中共中央組織部副部長沈躍躍傳達了黨中央、國務院關於清華大學校長職務任免的決定。

原清華大學副校長、清華大學研究生院院長顧秉林接任六十八歲的王大中，成爲新中國成立後清華大學的第六任校長和清華歷史上的第三十任校長。王大中已擔任清華大學校長十年。

王大中在今天的會上說：「由於年齡已大，向上級請求辭去校長職務，很感謝中央批准了我的請求。」

新任校長顧秉林院士認爲，中央的決定是領導和廣大師生員工對自己的信任和支持，既感到無上的光榮，更感到責任的重大。

今天上午會議消息傳開後，清華學生馬上就在由於「非典」實行封鎖管理的校園內引起了熱烈反響。清華大學新聞學院學生尹麗娟說：「顧校長這個時候接任老校長的職務壓力眞是很大呀！眞是天降大任於斯人也。」

與此同時，清華大學學生自由發表言論的陣地——水木清華上熱烈地討論開了。多數的帖子是祝賀新校長上任，感謝老校長對清華的貢獻。

委書記，劉隆彪、林金龍、朱錦平爲市紀委副書記。

黑省北部林區再有火災

【本報記者杜洋哈爾濱二十八日專電】黑龍江省伊春、黑河、大興安嶺等北部林區於二十五日相繼發生森林火災。由於火場的地形屬於小興安嶺北坡較爲平坦的漫崗地帶，火場大部分是草塘，夾雜塊狀的柞矮林，地表可燃物較厚，因此起火之後人員很難靠近。目前，該省森林防火指揮部總指揮、副省長傅曉光正在火災現場指揮滅火，四千餘人組成的撲火隊伍在火災現場全力撲救，其中包括一千五百名森警官兵。

豫彈簧鋼大劇院當鋼脊

【本報記者白炳坤鄭州二十八日專電】從省產權交易中心獲悉，河南省高新技術產品38SiMnVB高強韌彈簧鋼近日成功戰勝其他競爭對手，進入全國矚目的北京「國家大劇院」重點項目的配套行列。國家大劇院是新世紀北京的標誌性建築，作爲百年大計和國人仰望的重點工程，國家大劇院在設計和施工中採用一系列現代科技方法與成果，其龐大的多功能桁架結構屋頂即由數十組高應力板式彈簧與基座相連，既起支撑連接作用，又能有效消解因大風、暴雨及冰雪覆蓋而產生的巨大正側向附加載荷，它對配套產品及材料的選擇十分嚴格。

潮州特大車禍死十九人

【本報記者蔡鍾龍潮州二十八日專電】位於廣東省潮州市饒平縣境內的省道豐百線上，今天早上發生一農用汽車翻落山溝，到下午七時已證實有十九人死亡，十二人受傷。記者從此間有關方面獲悉，今天早晨約六點鐘，有一輛乘載三十一名採茶工人的當地農用六輪汽車（號碼爲粵U一九Ｏ二四三），自省道豐百線潮州往饒平行駛，當汽車途徑豐百線七曲嶺外宮路段時突然失控，翻落路邊五十多米深的山溝，造成連司機在內的三十一人全部死傷。

事發後，潮州市的主要領導迅速組織公安、衛生等有關部門趕到出事現場搶救傷者，到上午，除已現場證實死亡外，傷者已全部被送到醫院救治。目前，事故善後工作和調查事故原因正在進行中。

京懲失火網吧無牌業主

【本報訊】據新華社北京二十八日消息：北京市第一中級人民法院二十八日公開宣判北京藍極速網絡技術服務中心負責人鄭文京、張敏敏非法經營案，兩被告人分別以非法經營罪，一審判處有期徒刑三年，處罰金人民幣三十萬元及有期徒刑一年零六個月，處罰金人民幣二十萬元。去年六月十六日凌晨，北京海淀區非法經營的「藍極速」網吧發生放火案，造成二十五人死亡，十三人受傷。

武漢查明食物中毒原因

【本報訊】據新華社武漢二十八日消息：武漢水果湖第一小學四月十八日學生集體食物中毒事件原因現已查明，是進食「王牌熟食」豆乾而引起的集體性細菌性食物中毒。目前，中毒學生已全部出院，相關責任人已受到處罰。衛生監督部門已對食品經銷商依法進行了處罰。但學校確實對食品衛生管理措施不力，對學生省教育廳給予武昌水果湖第一小學及校長通報批評。

湘使用背景音樂須交費

【本報訊】據新華社長沙二十八日消息：湖南長沙國林大酒店總經理歐陽叙回日前收到了一個特別的證書：《音樂作品使用許可證》。此前，國林大酒店已經向中國音樂著作權協會湖南辦事處交了六百六十五元咖啡廳和餐廳一年的背景音樂使用費，這是中國音樂著作權協會在湖南收取的第一筆費用。據介紹，湖南省各地從四月起，凡在公共場合以營利爲目的公開播放的背景音樂將實施全面收費，收取的費用全部上交中國音樂著作權協會，百分之八十交到詞曲作家手中，百分之二十負擔協會日常開支。

有「橋鄉」之稱的浙江省紹興市二十八日……橋。該廊橋外形似古典的紹興古城特點，廊橋……江省目前規模最大的一……（新華社）

浙晉陝內蒙古糧價回落

【本報訊】新華社北京二十八日消息：國家糧食局提供的情況稱，浙江、山西、陝西、內蒙古等省區的個別市、縣近日曾出現短期集中購糧現象，經各地採取調運措施後，目前糧價回落至正常水平，市場穩定。

據介紹，四月二十四日，浙江一些地區出現群衆集中購糧現象，糧價有一定幅度上漲。浙江省政府及時採取措施，到二十六日，浙江省市場糧價已全部回落至漲價前水平，目前市場穩定。

山西、陝西二十四日前後也出現了群衆集中購糧現象，在採取相關措施後，二十五日兩省各市縣群衆已不再集中購糧，市場糧源充足，糧價平穩。內蒙古近日也曾出現群衆集中購糧現象，到二十六日糧價已全面回落，市場穩定。

經國家糧食局調查，全國其它省區市基本未出現群衆集中購糧現象。

另訊，國家糧食局近日發出緊急通知說，目前中國糧食庫存充裕，生產能力完全可滿足市場需求，各地糧食部門要確保調運、加工、供應環節暢通，穩定糧食價格。

通知要求各地糧食局做好糧油加工，重點保證米、面、食用植物油等成品糧油生產供應。針對本地區糧食庫存、加工、運輸、供應等實際情況，各地要抓緊制定應對突發性事件、保證市場供應的預案。各地糧食局要及時監測大中城市糧油市場動態，保質保量地做好糧油供應。糧食部門要與工商、質檢、衛生等部門密切配合，做好糧油市場監管，執行國家有關價格政策，絕不允許哄抬物價，確保糧價基本穩定，安定民心。

通知還說，爲加強宏觀調控，各地糧食部門要及時掌握糧食市場動態，做好市場行情的跟蹤、分析、判斷和預測。各地要盡快建立和完善糧食信息預警系統，保證正常運轉。各地糧食局主要負責人要隨時根據糧食市場變化，啓動應急預案，組織好糧食供應，並每周將有關市場供應情況報告國家糧食局調控司。

《大公報》老報人 王文彬追悼會在渝舉行

【本報記者唐顥智重慶二十八日專電】原重慶政協副主席、《大公報》老報人王文彬追悼會今日十點在重慶殯儀館舉行。

參加今天追悼會的有重慶市政協主席劉志忠，中共重慶市委副書記邢元敏，重慶各界人士代表及王文彬先生親屬一百多人。全國人大副主任成思危、重慶市市長王鴻舉，全國政協辦公廳，民建中央委員會，中共重慶市委，重慶市人大常委會，重慶市人民政府，重慶市政協和重慶各部委辦局，王文彬出生地陝西省蒲城縣，重慶及中央在渝新聞單位，《大公報》社全體同仁及王國華社長敬獻了花圈。重慶市政協副主席陳邦國主持追悼會並致悼詞，對王文彬輝煌的一生給予了高度的評價。



飛魚展翅　「探寶號」科考船的水手阿海二十六日晚展示一尾剛剛捕上來的長着翅膀的飛魚。

在南海海域進行科學考察已達十五天的「探寶號」科考船，四月二十六日晚進行了一場輕鬆快活的海上垂釣活動，以紓解科考人員連續日夜奮戰所帶來的疲勞。該船此行目的是爲中深層海域尋找油氣資源進行高科技試驗。（新華社）

顧秉林與清華前任校長王大中同是清華大學工程物理系的畢業生。在周總理關懷下，清華大學於一九七三年辦起了全國唯一的研究生班，顧秉林有幸成爲其中的一員。

顧秉林談到大學教育時曾這樣對記者說，大學生應具有全面的素質，首先要有愛國主義精神，還要有好人品，不自私、合群。當然，大學生不能僅僅做個好人，人民養我們，是要我們爲國家做更大的貢獻，還需要有創造性的科學研究。

對於清華、北大比拼的問題，這位新校長[illegible]地說：「你們有沒有注意到世界上優秀的[illegible]，往往都是成雙成對地出現嗎？」

顧秉林的父親曾是冶金部建設公司的總工程師，四海爲家，顧秉林從小也就跟着父親走南闖北。

教育部部長周濟、北京市委副書記龍新民，有關部門的領導到會參加了清華大學這次由[illegible]多人出席的幹部會議。會議由校黨委書記[illegible]主持。

高校 東北風

禁播流行曲 校園起風波

本報實習記者 王瑞嫣 張金磊

流行音樂不允許在學校廣播站播放。日前，長春市某高校負責學校廣播站的校團委作出這個規定。理由是，在管理廣播站過程中，校團委曾提出一個原則：播出的音樂最好是民樂、交響樂，或好的校園民謠。但這個原則得不到廣播站同學的認同，每天播放的都是通俗流行歌曲。

爲了表示對這個規定的不滿，該校廣播站全體同學一致停工。爲了流行音樂，雙方無絲毫退步迹象。

作出此項規定的負責老師是七十年代出生的，他接受記者採訪時表示，學生可能與自己有不同的文化背景，想問題也沒有自己如此上綱上線，但自己堅持要做到這一點不退步。

他的理由是：「第一、現在靡靡之音充斥大街小巷，其中主要是通俗歌曲。當然我不反對所有的通俗歌曲，但同學們往往更傾向於播放時下流行的通俗歌曲如《流星花園》，對這部假裡假氣的電視劇我就是一百個反對，這首歌曲更是無法容忍其流行，於是我便決定在廣播站不能播流行的通俗歌曲尤其像《流星花園》這樣的歌曲。

「第二、我認爲『上有所好，下必甚之』。任何大的影響可能都是一個小的源頭造成的。廣播站是校園宣傳的喉舌，它播出什麼就表示認可什麼，所以我們要盡量通過這個窗口傳播先進的、高雅的文化。有的人說校園廣播要雅俗共賞，我不這麼想問題，我認爲只有從源頭上堵住俗的東西，才能確保俗的東西不至於泛濫。」

原廣播站成員認爲老師的做法分明是「專制」。體育組的一個成員說：「本來我是體育組的，播什麼音樂和我沒多大關係，但是就衝他的態度和他專制的管理方式，我就受不了。再說，就算他禁播，我們就不聽了嗎？在宿舍裡放流行音樂他管得着嗎？」

該校新聞系一位不願透露姓名的同學在接受記者採訪時說：「校園廣播站主要面向的是學生。而現在大學生都承擔着學習、就業、感情、社交等各方面不同程度的壓力。我們需要一種安慰以抵制迷茫、失落、鬱悶……自然而然輕鬆、流暢、通俗的流行音樂成了首選。」

音樂系學生會主席孫鵬舉說，首先並不是所有的流行音樂都是低靡的，所以不應一刀切。另外，接受民樂、交響樂需要一個過程。老師可以通過安排講座、校內討論等形式給大家一個適應的過程，不能過急。

在問及今後管理廣播站的想法時，該負責老師說要對新招募的成員進行嚴格的培訓。每周要請專門的老師上課，循序漸進的感化學生，把廣播站這一校園宣傳的喉舌搞好。

【本報長春二十八日專電】

責任編輯：張　林

責任編輯：石四强

大江南北

西周鑄銅作坊重見天日

距今三千餘年 地處陝西扶風

中國文物考古專家日前在陝西周原遺址首次發掘出西周鑄銅作坊。

據新華社報道，周原遺址位於陝西省扶風、岐山兩縣接壤處，這一帶是周（公元前十一世紀——公元前二五六年）的發祥地，文物遺存極爲豐富，迄今共出土文物數萬件，其中尤以青銅器出土數量多、銘文多、考古價值高著稱，這裡因此被譽爲「青銅器之鄉」。文物考古部門在周原一帶屢有重大考古發現。一九九九年由北京大學考古文博院、中國社會科學院考古研究所、陝西省考古研究所聯合組成考古工作隊，對周原遺址再次進行大規模、長時間的科學考古發掘，引起海內外學術界的高度關注。

據西周考古工作隊隊長、中國社會科學院考古研究所徐良高副研究員介紹，今年三月份以來，考古隊在周原遺址核心區域的扶風縣法門鎮莊李村進行了考古發掘，到目前發掘清理面積共約三百平方米，發現了多處灰坑、陶窰和古墓葬，出土了一批珍貴文物。

在此處的六個灰坑裡，出土了一批精細的陶模、陶范。經過對這些陶模、陶范的紋飾等仔細研究，可以確定這是一處西周時期（公元前十一世紀至前七七一年）鑄造青銅器的作坊。

徐良高說，周原是西周時期重要的宗廟遺址，在這裡首次發掘出鑄銅作坊，無疑是一個非常重大的考古發現。這裡自漢代以來出土青銅器數量巨大，爲世界所注目，但這些青銅器是在何處鑄造的一直是個謎。周原鑄銅作坊的發現，對西周青銅器產地研究提供了重要的實物依據。另外，西周鑄銅作坊的發掘，對西周青銅器鑄造工藝等考古研究也具有非常重要的價值。

前不久，文物考古專家在遺址發掘清理一座西周早期墓葬時，出土西周青銅重器十五件。其中有銅鼎三件，銅簋、銅爵各兩件，還有銅鬲、銅尊、銅斨、銅刀等。經初步清洗，已發現部分器物上鑄有銘文或族徽。這座墓中還出土了一些原始瓷器、陶罐、陶鬲和成堆的蚌殼等。

徐良高說，據初步推斷，這座墓葬的年代當爲西周早期，距今約三千年，從陪葬器物組合看，此墓應爲西周早期中下級貴族墓葬。這對研究西周禮制、葬俗及周原遺址的性質等，提供了重要的實物資料。

洗手洗臉 國人從頭學起

洗手難道還要教嗎？這似乎不是一個問題，但在發生非典型肺炎疫情的中國內地，人們正在重新學習包括洗手在內的衛生知識，以期建立良好衛生習慣，抵禦「非典」入侵。

醫學專家們反覆強調，良好的衛生習慣是抗禦「非典」的最好方法，而正確洗手是防傳染的第一道防線。洗手時手心、手背、手腕、指尖、指甲縫都要清洗，肥皂或洗滌液要在手上來回搓十至十五秒，整個搓揉時間不應少於三十秒，最後用流動水沖洗乾淨。專家忠告說，這樣做看似複雜，但卻是防治「非典」的有效方法。

上海市防治「非典」專家組組長巫善明教授指出，吃飯之前，觸摸口、眼、鼻等部位之前一定要洗手，打噴嚏、咳嗽時要用手帕或者紙巾遮掩，再清潔手部，洗手後用一次性的紙巾抹幹。

這些小細節以前並不被人們看重，現在他們卻不得不審慎對待。巫教授的忠告還包括一定要保持居家和辦公場所的通風，切斷傳播途徑。

街頭巷尾，戴着口罩的人們行色匆匆；在地鐵和公交車上，消毒後的藥水味淡淡地彌漫着；在辦公室、教室、家裡，人們注意打開窗戶通風、燃起了熏香；「勤換衣服、勤洗手，增強鍛煉少聚會」成爲人們相互的囑托。

中國人口最多的城市上海已經修改法規，嚴厲處罰隨地吐痰等行爲。今後，隨地吐痰，亂扔果皮、煙蒂、口香糖，亂倒垃圾、污水等行爲將受到嚴厲的處罰，最高罰款額已提高至二百元。

爲防止「非典」傳播，中國烹飪協會已要求國內餐飲企業採用分餐制：每個客人餐具專用、菜品分餐，餐桌上增添公筷、公勺等餐具，防止交叉感染。「不分彼此」的就餐形式曾被認爲有利於增進情感，現在顯然已不合時宜。

食用野生動物的飲食習慣也遭到質疑。中國科學院院士、病毒學專家毛江森警告說，食用野生動物將導致動物體內的病毒侵入人體。他建議立法禁止直接捕殺、運輸和加工野生動物用於餐飲業。

在亞洲第一高樓——上海金茂大廈，「每隔兩個小時，電梯、洗手間、走道等公共部位就會有物業管理人員來仔細消毒，送信的工作人員戴上了口罩。」安聯保險集團上海代表處職員唐瑩說。

上海大部分寫字樓對電梯按鈕、門把手、踏墊、地毯、水龍頭、馬桶、扶梯扶手、職工食堂等公共部位的消毒方法、時間和消毒用品，都作出了明確規定。

前不久，國務院副總理、全國愛國衛生運動委員會主任吳儀號召人們積極投入到衛生清潔運動中去。農業部已向廣大農村地區發出通知，要求幹部引導農民科學防範，講究衛生，培養良好的生活習慣和健康的生活方式。

（徐征峰）

華夏點滴

年輕白領渴望長假離鄉

當代中國人的工作太忙了，即使下了班，也常常要操心工作上的事情。據新華社報道，在幾年前，人們還渴望自己成爲一名出入寫字樓、款款而行的白領，而如今不少白領一族卻又希望能夠擺脫工作的糾纏。

「接電話、整理資料、寫文章，每天數小時應付成堆的工作，讓人身心疲憊，還要保證絕不出差錯，眞想找個地方躲起來，」在南寧一家公司做文秘的陳利說。由於覺得工作太累，有很多年輕人的思想呈現出老態，他們中的一些人甚至想馬上退休。

不久以前，香港名演員張國榮的自殺引起了人們對抑鬱症的熱切關注。一些專家相信，抑鬱症有可能是由長期工作緊張引起的，這讓人們更加渴望得到放鬆的時間。

中國內地自實行八小時工作制以後，相繼實施了每周雙休和重要節日長假黃金周的制度。聚會沙龍，咖啡廳，陶藝吧，時間的充裕爲人們選擇多樣的休閒方式提供了可能。廣西社會學者趙明龍說，人就像一根彈簧，如果長期繃得太緊，就總有被壓壞的一天。如今，人們上下班的界限非常清楚，這將有助於工薪階層放鬆自己，從而更好地工作。

在八小時之外，北方人喜歡喝酒。擁有近三十個酒吧的北京「三里屯酒吧街」，是這個城市裡每晚最明亮、最喧鬧的地方。一到晚上，很多換上休閒裝的年輕人蜂擁而至，在那些裝飾風格各異的小屋中聊天、喝酒和唱歌。

在中國南方，喝茶是很重要的休閒方式。在廣西南寧這樣的西部城市，上百家茶府生意紅火，玩[illegible]



人間四月芳菲盡

江西廬山牯嶺正街的白櫻花燦爛盛開，引來遊人駐足觀賞。（新華社）

塵囂

很多年輕白領忘我逗留，直到很晚才離開。

武漢精神衛生中心教授劉小林認爲，要放飛心情，要改變死氣沉沉的生活，應該把一些使人感到愉快的活動列入日程表，並將注意力放在與朋友聚會等社交活動上。

現在，越來越多的人希望長期度假，遠離塵囂，回歸自然。對於中國的上班族來說，假日異常寶貴。從繁重的工作中解脫出來，享受陽光山水和家庭親情，徹底放鬆神經，是令人嚮往的生活方式。

「每天我都在盼望着周末快些到來，每個周末我都覺得時間過得特別快。還沒盡興就會有電話來，就像一條處在吵鬧環境中極度困倦的魚。不過爲了生存，還得游下去，要想不被當代競爭激烈的社會所淘汰就得這樣。」在貴州一家研究所工作的向斌有着如此的感慨。

元中都遺址 初現城池舊貌

元中都遺址穿行了二十多年的張北至化德公路，目前已改道而行。據新華社報道，昔日川流不息的遺址已被草木掩映，這裡將建設成集文物價值和生態功能的觀光旅遊區。

位於河北省張北縣的元中都距北京三百多公里，是介於元上都（在內蒙古）和元大都（北京）之間的元代都城。始建於元大德十一年（一三○七年），至正十八年（一三五八年）毀於紅巾軍燒毀，只留下部分殘垣斷壁。經歷了六百年的滄桑變幻，已經沒有人能說清這些殘垣的來歷。一九七八年，修建連接河北與內蒙古的張化公路時，公路從遺址的中間穿過。

中國的文物部門從一九九八年起，開始對遺址進行勘探發掘，出土了大量珍貴文物，探明了主要建築遺址的形狀。出土文物中引人注目的是一個漢白玉角部螭（傳說中龍的一種）首和九個台沿螭首，它們雕刻細膩完美，是元代雕刻中不可多得的珍品。元中都遺址的發現還被評爲「一九九九年中國十大考古新發現」之一，並被列爲國家級文物保護單位。

爲保護遺址，當地修建了四公里的繞行線，將張化公路「請」了出來，恢復了元中都的原貌。如今，原來的路線上已修建了「城門」，城門內外林草茂盛。退耕還林工程已將林草種到了元中都的周圍。

在元中都遺址內按原來的建築格局種上了不同的花草樹木，以錯落有致地展示出宮苑城池的原貌，並將在此建設一個佔地六十七公頃的中國式露天博物苑。

鄭州發現唐宋六古墓葬

■經過考古人員連續五天的挖掘，在鄭州市興華南街發現的六座古墓漸露真形。昨天在考古現場，考古工作人員初步判定，同時掘開的六座古墓，有兩座唐代墓葬、四座宋代墓葬，兩座唐代墓葬內的天井保存完整。考古人員說，唐代古墓的墓室很快將被開啓。（本報記者高峰）

成都興建熊貓主題公園

■成都將建設中國首個大熊貓主題生態公園，公園佔地二百多公頃，內設模擬的大熊貓野外生態環境，主要是模擬野外生態環境對大熊貓的繁殖、育幼及疾病防治等進行綜合研究，並培育大熊貓的性欲能力，研究人工授精技術，提高幼仔的成活率。屆時，將有四十餘頭大熊貓在生態公園裡自由生活。成都大熊貓繁育研究基地副主任余建秋說，大熊貓繁育研究基地擴建成大熊貓生態公園，是爲了讓更多的人能了解熊貓、接觸熊貓，從而更好地保護熊貓。

碩大靈芝王光滑又圓潤

■遼寧省撫順市新賓滿族自治縣八十二歲的楊玉成老人家，有一棵碩大的靈芝。這棵靈芝的外表異常光滑圓潤，更令人稱奇的是靈芝的外表中間竟是一個人形。這棵靈芝是他在吉林撫松的弟弟在山上採集山貨時發現的，當時這棵靈芝長在一棵倒在地上的樹幹上面。看到哥哥喜歡，於是便將這個大靈芝給了他。拿到家中，楊玉成將這棵靈芝簡單收拾了一下：在外表酷似人形的位置上黏上白線，還裝上了「眼睛」和「紅領結」。這棵大靈芝四公斤重，長約七十厘米，高約四十四厘米。

陌路狗仔打鬥爭芳心 鄰里狗主動粗決雌雄

不知是因爲打情罵俏還是爭風吃醋，兩隻陌路小狗打鬧成一團。爲了維護自己的狗仔，狗女、狗主也打成一團。結果狗沒傷着人卻進了醫院，而且引發了一場長達七個月的人狗官司。

據新華網報道，去年九月，家住鞍山市立山區的石先生牽着自家的小京巴狗遛街，當遛到小區北出口附近，與牽着兩條狗楊女士相遇。三條狗湊在了一塊，追鬧「纏綿」了一會後，理不清的「三角關係」使其中的兩條狗動起了粗，互相撕咬撲打起來。其中一條狗是石先生的，他怕對方狗多勢衆，自己的狗吃虧，便用腳使勁將兩條狗分開。站在一旁的楊女士上前阻止，男女狗主也動起了粗。石說，當時他見楊拿石頭要砸他，出於自衛他搶下石頭，上前與其撕扯，但並沒有打她，她是自己倒在地上想訛人；而楊說是受到石的拳打腳踢而倒地。

當天楊住進醫院，並向石家索賠三萬元，石家只同意補償楊住院費用，而且認爲這筆錢拿得屈。雙方協商不成。公安局裁定石先生五天行政拘留。楊向立山區法院提起訴訟，要求對方賠償七千多元。法院作民事調解書，最後雙方自願達成協議，石家賠償楊女士二千多元，結束了這場人狗糾紛。

新疆吐峪溝大峽谷揭秘

新華社記者 茆雷磊 張寒

新疆鄯善縣境內的吐峪溝大峽谷將建成國家風景區，千百年來沉默寂寥的大峽谷終於開始撩起神秘的面紗，迎接世人的到訪。

吐峪溝大峽谷位於火燄山中段，東距鄯善城四十六公里，西距吐魯番市約四十七公里；西南距高昌古城約十三公里，是火燄山各峽谷中歷史文化最悠久、自然景觀最壯美的峽谷之一。這裡有開鑿於兩晉十六國時代的千佛洞，也是世界伊斯蘭教七大聖地之一。古老的維吾爾族村落和優美的葡萄園風光共同構成了大峽谷獨特的魅力。

女媧煉石補天處

吐峪溝得名於維語譯音，意思是「走不通的小山溝」。古往今來，由於山體陡峭、無路通行，所以人們無法目睹峽谷的全貌。直到一九九二年，一條名爲「連心路」的簡易公路的建成才結束了大峽谷「走不通」的歷史。今天，站在縱繫峽谷西岸山腰的「連心路」上往下看，只見山道蜿蜒、谷深千尺，谷底流水潺潺、芳草如茵，遠望群山起伏、重巒疊嶂，令人心胸浩然、氣息開朗。

吐峪溝大峽谷的東西兩壁，素有「天然火牆」之稱，溫度最高時可達攝氏六十度。溝谷兩岸山體顏色五彩繽紛，且色彩濃淡隨天氣陰晴雨霧而變幻萬千。山澗小溪門折蛇行向南流去，漫步谷底，足浴清溪，可以看見千姿百態的五彩奇石，紅、黃、褐、綠、黑等多種色彩雜陳眼前，難怪有人煞有介事地說，這裡就是女媧「煉五彩之石補天」的地方。這些神秘的、彷彿承傳着故事的奇峰怪石如今默默無語地聳立在谷內，有的刀削如砥，有的壁立如屏，有的突兀如柱，有的像飛龍騰空欲起，有的像野駝奔馳將去，有的像頑猴正在嬉戲耍鬧……在造物主的鬼斧神工之下，峽谷風光給人無盡的遐想。

冬暖夏涼土窰屋

古老寧靜的吐峪溝麻扎村有近二千年的歷史，是位於大峽谷南出口的維吾爾族村落。它以綠塔聳立的清真大寺爲中心、依山傍水分布，村中住有二百四十多戶人家。這個村莊完整地保留了古老的維吾爾族傳統和民俗風情。由於氣候炎熱，這裡的居民們日出而息、日落而作，他們使用維語交際，信仰伊斯蘭教，穿着維族特有的民族服飾，走親訪友的主要交通工具依然是驢車……

要不是看見土牆上安着的電表，遊人也許會錯以爲自己走進了古代。當地的房屋建築均是以黃黏土製坯建成的窰房，有大有小，有高有矮，有平房，也有兩層以上的樓房，特點是經濟實惠、冬暖夏涼。現存的民居中歷時最長的已有四、五百年歷史，有關部門計劃適當修整後將這些民居以最本色的面貌向遊人開放，遊客將可以在這個古村中與維族朋友同吃同住。

雪水滋潤葡萄園

吐峪溝大峽谷底部的土壤呈黃紅色，穿谷而過的天山雪水將黃紅色土壤沖出南谷口，在峽谷南端形成了肥沃的沖擊平原。這種土壤最適宜培植無核白葡萄，所以葡萄最早落戶中國正是在吐峪溝，而且千百年來這裡一直是單一的葡萄溝，葡萄栽培歷史已有二千多年，是吐魯番無核白葡萄的故鄉，也是無核白葡萄的出口基地之一。這裡出產的無核白葡萄顆粒最大、甜味最濃，素有「葡萄中的珍品」之美譽。

吐峪溝的葡萄種植不同別處，籐蔓爬滿一地而無須搭架。將來葡萄地裡會搭起涼棚，遠道而來的人們就可以在棚中的清涼裡一邊品嘗新鮮採摘的葡萄美果，一邊飽賞眼前的自然風光了。

嶺南勝景番禺寶墨園

寶墨園位於廣州番禺沙灣鎮紫坭村，建於清末，毀於五十年代。一九九五年重建，集清官文化、嶺南古建築、嶺南園林藝術和珠三角水鄉特色於一體，構成一幅美麗壯觀的景色。

園中陶塑、瓷塑、磚雕、石刻、木雕等藝術精品琳琅滿目。驚世之作爲《瓷塑浮雕《清明上河圖》》，還有工藝精湛巨幅磚雕《吐艷和鳴壁》。金碧輝煌的聚寶閣與寶墨藏珍、龍圖館、趙泰來藏品館、玉器館、翟宗傑藏品館等珍藏的古今名畫、書法、陶瓷、銅器、玉器等，令這裡成爲一座園林藝術寶庫。

園中荔景灣、清平湖、寶墨湖與一千多米長河貫通，水清如鏡。三十多座石橋橫跨水面，虹飛紫帶，綠柳浸煙，錦鯉湧浪。

寶墨園四季常綠，美不勝收。

馮耀華 圖文

▲柳綠水碧，錦鯉逐浪

▶古色古香傳統韻味

▲碧綠連天，荷香十里

◀陶塑《清明上河圖》



網址: http://www.takungpao.com E-mail: tkpmxtsk@takungpao.com TEL: 2575 7181 FAX: 2572 5593 責任編輯：鍾蘊晴

新一屆大學生畢業在即 廣州就業壓力趨增

自主創業成大學生新出路

【大公報專訊】記者方俊明報道：臨近七月，各類招聘會大戰持續火爆，內地逾二百一十二萬高校畢業生先後擠進了就業大軍中。面對日益嚴峻的就業壓力，大學生創業逐漸成爲社會一大熱點。在羊城，繼考研、出國深造的熱潮後，自主創業正成爲越來越多大學生「不就業一族」的選擇。有關專家認爲，雖不能完全贊同就業不成去創業的觀點，但從某種角度上來說鼓勵大學畢業生自主創業是解決就業問題的有效途徑之一。

建百家大學生創業基地

近日，廣州不少高校的就業指導中心負責人接受記者採訪時指出，創業是一個整合的過程，它需要充分考慮各方面的因素，如果沒有經驗的積累，沒有社會的支持，大學生創業實際上是「獨木難支」。

爲支持大學生創業，廣州不少高校成立了有關大學生創業的社團，並舉辦各種創業大賽，爲學生積累創業經驗。今年，廣東將建立一百家大學生創業實踐示範基地，向省內所有在校大學生開放，至今已有近兩千名大學生報名參加創業實踐行動，而第一批到企業掛職鍛煉的學生已相繼上崗。

此外，廣東省還擬出台一系列優惠政策，通過建立「大學畢業生自主創業系統」鼓勵、扶持大學生自主創業，並採取設立風險基金和小額貼息貸款等形式，爲畢業生自主創業提供啓動資金。

設風險基金扶持創業

「創業」這一包含機遇與挑戰的字眼，已成了廣州無數大學生心中的夢想。創業的行業可涉及到管理諮詢、醫藥研發、微電子、軟件工程、網絡等，而在風起雲湧的「創業計劃」大賽中，一個個有創意的「創業計劃」，令不少風險投資家找到了「靈感」，一批由學生參股或自行組建的公司正在醞釀之中。

中山大學計算機系大四學生阿祥，曾參加過「三

內高校改革前列的舉措，即部分校辦產業將允許在校學生參與持股經營，包括校園書刊連鎖店、文化廊及性質有點類似西方校園裡的酒吧等。日前，經過激烈角逐，該校工商管理系的吳澤桐和金融系的夏薇已應聘爲書刊連鎖店的副總經理。從裝修房子、室內設計到圖書批發中心聯繫進貨，小吳無不親力親爲。他對記者說：「大學生創業不是短暫的潮流或熱點，這代表着一種全新的精神，我將以平常心來看待創業中的成功和失敗。」

就業渠道趨於多元化

儘管大學生創業時會缺少這樣那樣的知識和實踐準備，但不少大學生對自主創業仍然「看好」，他們表示，只要找到好的合作夥伴，有好點子或項目，他們就願意試一試。

暨南大學中文系應屆畢業生張麗永，本想畢業後成立一家媒體代理廣告公司，但考慮再三，認爲自己還缺乏必要的知識、社會關係和實踐經驗，於是，他決定先做幾年的市場推銷員，以培養自己對社會、對市場的認識，並不失時機地掌握應該掌握的知識。當然，也有不少學生認爲，「創業需要投入大量的人力、物力、財力，太累了，還不如找份工作來得輕鬆。」

有關專家指出，如今大學生就業渠道已趨於多元化，鼓勵、扶持大學生自主創業，不僅有利於緩解大學生就業的現實壓力，更有助於加快社會進步的步伐，因爲青年人從來都是最具創造力和變革精神的群體。從過去的國家分配到雙向選擇、再到現在的自我創業，每一步都意味着一次進步。

【本報廣州十七日專電】



爲防止蚊蟲滋生傳播疾病，四月中旬，深圳華僑……管理人員正在除菌殺蟲。（中新社）



澳門特區行政長官何厚鏵和廣東省常務副省長湯炳權等十七日參觀在澳門舉辦的「粵西名優產品展銷會」 （中新社）

粵西產品登陸濠江

【本報訊】由中山、江門、佛山、茂名、珠海、陽江、湛江、雲浮、肇慶市人民政府及澳門特別行政區聯合主辦，澳門展貿協會承辦之「粵西名優產品展銷會」，已於昨天(四月十七日)假澳門工人球場開幕，展銷會中……

彩的專題之夜：昨晚(十七日)的「茂名之夜」，演出了別開生面的木偶粵劇，讓觀衆以嶄新的角度欣賞粵劇，氣氛熱鬧；明晚的主題爲「陽江之夜」、十九日的主題命爲「珠海之夜」、二十日爲「湛江之夜」……

星物產杯」廣東高校網上創業大賽並獲獎，目前正與一位暨大市場營銷專業畢業的同學合夥籌建一家策劃諮詢公司，業務將涉及活動組織、裝飾設計及品牌推廣等，預計九月初可正式開業。

華南理工大學後勤產業集團也正策劃一項走在國

深圳住宅小區除菌殺蟲

鵬城錦繡花園小區

七日)假澳門工人球場開幕，展銷會由即日起一連六日，為粵港澳同胞帶來嘉年華式的復活節假期。

「粵西名優產品展銷會」集商貿、文化交流及消閑活動於一身，大會亦特設美食專區讓參觀者親嘗各地的特色佳餚。為迎合是次展銷會的主題，大會於活動期間每日均設富地方色

「湛江之夜」、二十二日為「雷州」；而閉幕當晚的「雞慶之夜」將家送上多首經典名曲及其他精采的。活動舉辦期間，大會更將邀請及澳門的演藝界人士到來為大家帶連串精采的演出。由即日起，開放為早上十一時至晚上十時。查詢可(八五三)四〇〇 五五五。

廣東國際時裝周揭幕

【本報記者袁秀賢廣州十七日專電】為期四天的中國(廣東)國際時裝周，昨晚在廣州拉開帷幕，幾十款繽紛艷麗的婚紗、時款晚禮服等紛紛登場，令人目不暇給，會場更是座無虛席，帶給羊城人時尚的新感覺。

四月的嶺南，春意盎然，百花爭艷。正值廣交會在廣州舉行，由中國紡織品進出口商會與廣東省服裝服飾行業協會聯合主辦的此次時裝周，其旨在於推動服裝出口企業創名牌戰略進一步發展，打造出口服裝知名品牌，擴大產品出口。此外，還借助時裝搭建的大型平台，在展示中國服飾時尚和出口企業風采的基礎上，彰揚中國服飾文化，打造中國時尚之窗。

此屆時裝周期間，除了多場流行趨勢發布外，還有近十場品牌發布。時裝周上不僅有大型知名出口企業和國內服裝骨幹企業的品牌發布，還有專業院校的專場發布和成名設計師的最新作品欣賞。

與上二屆相比，此屆時裝周特別增加了設計含量，在保留知名名牌發布、流行趨勢發布等基礎上，增加了多場由院校與企業聯合發布最新服裝流行趨勢，還特意將「海印繽繽廣場杯」第三屆廣東優秀設計評選安排在本屆時裝周上進行，並增加了設計師個人專場和組合場場次，在主推設計師的同時充實時裝周設計含量。

主辦單位有關人士表示，廣東優秀服裝設計師評選是廣東服裝業的一大盛會，其宗旨在於培育和造就廣東服裝設計師隊伍，推動服裝業的發展。近幾年來，經此活動評選出來的獲獎設計師，他們在市場上獲得很大的成功，並推動服裝業的品牌發展。

此間時裝周，休閒、衫衣、毛衣服裝產區，不但攜來了當地的知名品牌，也帶來了時尚最新流行元素，國內服裝龍頭企業的「莊姿妮」女裝、「名瑞」婚紗、晚禮服、「威鵬」牛仔裝將在時裝周上發布其品牌精品及新作。

名師、名企、名牌及名模等聯手搭建五彩繽紛的平台，短短四天時間，將紛紛展示產品的品牌及時裝等，為企業發展帶來商機。

設計師(前排右二)與模特合照。(本報記者袁秀賢攝)



「五一」黃金周即將來臨 鵬城倡深圳人遊深圳

【本報記者王一梅深圳十七日專電】「五一」黃金周即將來臨，深圳市旅遊局昨天在全行業召開會議，對今年「五一」旅遊工作作出調整，以防止「非典」通過旅遊傳播擴散。

針對目前的狀況，深圳市旅遊局對「五一」黃金周的工作進行了布置。深圳市旅遊局局長池雄標說，全市旅遊行業要對「非典」防治工作高度重視，各旅遊企業都要成立以「一把手」為首的應對小組，及時全面掌握「非典」動態。各旅遊企業要做好「非典」防治工作，酒店、景區要做好消毒、通風等工作，旅行社、酒店要特別保存好這一時期客人的詳細資料，並密切關注客人的健康狀況，發現問題及時向市旅遊局或衛生部門匯報。

為避免「非典」通過旅遊進行傳播擴散，深圳市旅遊局還對「五一」旅遊工作適時作了調整。在客源組織上，提倡深圳人遊深圳，要求旅行社少組織遠程旅遊，慎重組織遊客到疫情發生地旅遊；在準備上，少搞一些人群聚集的活動，多為遊客準備生態旅遊、度假旅遊等有利健康的旅遊產品。對「五一」工作的考核，要淡化人數指標，突出搞好衛生安全工作。

深圳市旅遊局局長池雄標說，旅遊業首當其衝受到「非典」事件的影響。「五一」期間，在「非典」還沒完全消除的情況下，全市旅遊行業要將人民安危放在首位，各旅遊企業即使犧牲眼前的一些利益，也要確保遊客和行業員工的安全，避免「非典」通過旅遊傳播擴散。

出境遊粵人選日韓澳

【本報訊】中新社廣州十七日消息：由於傳統出境遊熱線新加坡、馬來西亞和泰國三地因非典型肺炎疫情暫停組團，今年五一黃金周廣東人出境遊紛紛報名赴日本、韓國、澳大利亞等地度假。

暫停新馬泰旅遊對於廣東出境遊市場的影響不小。在去年廣東省一百四十萬人次的出國旅遊遊客中，其中去新馬泰的遊客就佔了將近七十萬人次。

今年的五一黃金周廣東各大旅行社建議遊客選擇澳大利亞、新西蘭，以及新開放的南非、德國、印度等線路。澳大利亞、新西蘭、南非和德國等地旅遊局均表示歡迎廣東遊客。

「廣之旅」旅行社五一期間出遊的澳大利亞、新西蘭熱銷遊線多達十條，德國遊線有三條，此外還有韓國全景遊、南非超值遊等遊線。

「國旅假期」旅行社推出的特色遊線包括：德國自駕車遊、韓國咸平蝴蝶節、菲律賓蘇碧灣五星休閒遊、印度超凡五星遊、南非全境遊、澳大利亞精華遊等。

「廣東中旅」旅行社則推出日本、南非、韓國、新西蘭、斯里蘭卡、馬爾代夫、越南、柬埔寨等線路。

廣東今年五一黃金周旅遊市場的整體價格，普遍比春節黃金周遊價略有下降。

據廣東各大旅行社最新消息，時下報名參加日本、韓國、菲律賓、澳大利亞、新西蘭等遊線的遊客踴躍。

新聞速遞

江門辦機電產品博覽會

【本報記者方俊明廣州十七日專電】二〇〇三年中國(江門)經濟技術貿易洽談暨機電產品博覽會，將於四月下旬在江門市舉行，屆時將有國外、港澳台地區公司代表和跨國公司、財團代表以及國內客商代表、經濟學者逾八百人出席活動。

江門市副市長呂德培在新聞發布會上表示，此次博覽會旨在進一步推動該市工業快速健康發展，做大做強機電產業，吸引更多的國外、港澳台地區的公司和財團在該市投資或增資擴產。

江門市擁有五千多種工業產品的設計、開發和生產能力，二十多個產品的生產經營規模在廣東省乃至全國排列第一，而機電工業是該市的重點支柱產業。

廣東用電負荷打破記錄

【本報訊】中新社廣州十七日消息：廣東省用電負荷已打破歷史最高記錄，並比往年提前半年出現用電最高峰值。廣東省廣電集團今日舉行工作會議，佈置三方面措施保障供電。

四月三日，廣東省用電負荷達到二千六百一十七萬千瓦，創造該省用電負荷歷史新高。三月十七日廣東電網統調負荷高達一千九百九十五點七萬千瓦，逼近去年九月份創下的二千零八萬千瓦電網負荷最高記錄。隨着廣東經濟快速增長該省用電負荷呈超常規增長態勢。今年一季度該省全社會用電量同比增長一成八，廣東省廣電集團頭三個月供(購)電量及售電量分別增長二成三和三成一。

佛山150億打造城市交通

【本報廣州十七日專電】為了貫徹佛山建設第三大城市和投資三百六十億元用於「四縱九橫兩環」交通網絡改造的要求，由佛山市十家銀行組成的銀團將為路橋公司提供一百五十億元中長期貸款，給予佛山市交通設施建設有力支持。

這次銀團貸款由建行佛山市分行擔任牽頭行，還將在資金滑算、代收年(次)票、預結算編審、工程監理等方面為路橋公司提供全方位的金融服務。

廣州建地下垃圾壓縮站

【本報廣州十七日專電】據悉廣州今後新建的垃圾壓縮站都為十六噸以上的環保低噪音型，並爭取三年內除掉所有垃圾壓縮站的臭味和噪音，杜絕二次污染。

廣州計劃在一些建設用地難找又急需垃圾壓縮中轉站的地方，建設一批沉降式地下垃圾壓縮站，以解決垃圾壓縮轉運的「燃眉之急」。壓縮站上面及周邊還可用於綠化或其他用途，垃圾車在地下操作，既可減少噪聲，又可排除異味。

黃埔軍校校史新館開放

【本報訊】中新社廣州十七日消息：廣州黃埔軍校校史展覽新館經整修後本周正式對遊客開放。

新展館佔地面積為二百平方米左右，展線長一百七十二米，總投資逾二十萬元人民幣。該館藏有一百二十多幅歷史圖片，館內還新增了三十多件珍貴的館藏文物。

新展館展出的內容包括從一九二四年創辦以來的校史，還展出了不少珍貴的館藏文物。

證券代碼: 000020、200020 證券簡稱: 深華發 A、深華發 B 公告編號: 2003－06

深圳華發電子股份有限公司 2002 年年度報告摘要
(境外中文本)

§1 重要提示

1.1 本公司董事會及其董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏,并對其內容的真實性、準確性和完整性承擔個別及連帶責任。本年度報告摘要摘自年度報告全文,投資者欲了解詳細內容,應閱讀年度報告全文。

1.2 本公司 2002 年度財務報告已經中天華正會計師事務所和何錫麟會計師行審計并出具了標準無保留意見的審計報告。

1.3 本公司董事長吳德華先生、總經理張永成先生、副總經理兼總會計師胡建平先生及財務部部長王以清先生聲明:保證 2002 年年度報告中財務報告真實、完整。

§2 公司基本情況簡介

2.1 基本情況簡介

股票簡稱	深華發 A 深華發 B
股票代碼	000020、200020
上市交易所	深圳證券交易所
注冊地址和辦公地址	深圳市福田區華發北路 411 棟
郵政編碼	518031
公司國際互聯網網址	http://www.hwafa.com
電子信箱	szhf@hwafa.com

2.2 聯系人和聯系方式

	董事會秘書	證券事務代表
姓名	胡建平	劉陽
聯系地址	深圳市福田區華發北路 411 棟六層	
電話	(0755) 83352207	
傳真	(0755) 83352207	
電子信箱	jphu@hwafa.com	lyang@hwafa.com

§3 會計數據和財務指標摘要

單位:人民幣千元

	2002 年	2001 年	本年比上年增減(%)
收入	164,082	106,621	53.89%
毛利	33,527	18,238	83.85%
淨利潤	5,360	573	835.43%
每股收益(人民幣元)	0.019	0.002	850%
經營活動產生的淨現金	1,920	29,053	－93.39%
	2002 年末	2001 年末	本年比上年增減(%)
總資產	479,018	446,996	7.16%
資本和儲備	293,985	288,625	1.86%

注:本公司爲 A、B 股股票上市公司,按中國會計準則與國際會計準則相關的制度計算的淨利潤無差異。

§4 股本變動及股東情況

4.1 股份變動情況表

單位:股

	本次變動前	配股	送股	公積金轉股	增發	其他	小計	本次變動后
一、未上市流通股份								
1、發起人股份								
其中:								
境內法人持有股份	124,925,828						0	124,925,828
境外法人持有股份	0						0	0
其他(境內法人轉配股)	0						0	0
2、募集法人股份								
3、內部職工股								
4、優先股或其他								
未上市流通股份合計	124,925,828						0	124,925,828
二、已上市流通股份								
1、人民幣普通股	56,239,563						0	56,239,563
2、境內上市外資股	101,995,836						0	101,995,836
已上市流通股份合計	158,235,399						0	158,235,399
三、股份總數	283,161,227						0	283,161,227

4.2 前十名股東持股表

報告期末股東總數	29,053 人					
前十名股東持股情況						
股東名稱(全稱)	年度內增減	年末持股數量	比例(%)	股份類別	質押或凍結的股份數量	股東性質
深圳市賽格集團有限公司		82,482,914	22.06	未流通	46,542,304	法人股東
中國振華電子工業公司		82,482,914	22.06	未流通	0	法人股東
賽格(香港)有限公司		16,569,560	5.85	已流通	0	外資股東
GOOD HOPE CORNET INVESTMENTS LTD		13,900,000	4.91	已流通	0	外資股東
ADVANCE FUTURE GROUP LIMITED	－2,524,100	7,975,810	2.82	已流通	0	外資股東
上海作霖房產開發有限公司	＋2,060,081	2,060,081	0.73	已流通	0	
青島港務局銷售公司	－540,501	1,793,489	0.63	已流通	0	
上海華寶信托投資有限公司	＋1,643,883	1,643,883	0.58	已流通	0	
胡惠芬	＋1,406,234	1,406,234	0.50	已流通	0	
上海晨鑫物業管理有限公司	－1,025,100	1,362,572	0.48	已流通	0	
前十名股東關聯關系或一致行動的說明	賽格(香港)有限公司系深圳市賽格集團有限公司境外全資子公司。					

4.3 控股股東和其他實際控制人具體情況介紹

控股股東名稱:深圳市賽格集團有限公司
法定代表人:孫玉麟
成立日期:1984.8.23
注冊資本:31,981 萬元
經營範圍:電子產品,家用電器,電子化工項目的生產研究,承接各種電子系統工程項目。開發資金籌集和信貸投資業務;技術開發和信息服務及維修。

深圳市賽格集團有限公司的實際控制人爲深圳市投資管理公司,其持有賽格集團 100% 的股權。

§5 董事、監事、高級管理人員

5.1 董事、監事、高級管理人員持股變動

姓名	職務	性別	年齡	任期起止日	持股量(股) 年初數	年末數
吳德華	董事長	男	57	2001.4－2004.4	0	0
馮全寶	副董事長	男	57	2001.4－2004.4	0	0
張永成	董事、總經理	男	51	2001.4－2004.4	0	0
車文申	董事	男	54	2001.4－2004.4	0	0
王健	董事	男	45	2001.12－2004.4	0	0
周道志	獨立董事	男	52	2002.6－2004.4	0	0
趙俊榮	獨立董事	男	39	2002.6－2004.4	0	0
聶大明	監事會主席	男	58	2001.4－2004.4	30,433	30,433
劉京菊	監事	女	48	2001.4－2004.4	0	0
李兆耀	監事	男	38	2002.6－2004.4	0	0
殷桂勇	副總經理	男	55	2001.6－2004.4	33,645	33,645
胡建平	副總經理、總會計師、董事會秘書	男	41	2001.4－2004.4	0	0
孫賢	副總經理	男	38	2001.6－2004.4	0	

5.2 在股東單位任職的董事監事情況:

姓名	任職的股東名稱	職務	任職期間	是否領取報酬、津貼
吳德華	振華集團深圳電子有限公司	總經理	2001 年 4 月至今	是
馮全寶	深圳市賽格集團有限公司	副總經理	1992 年 9 月至今	是
車文申	中國振華電子集團有限公司	總會計師	2000 年 8 月至今	是
王健	深圳市賽格集團有限公司	總經理助理	2001 年 8 月至今	是
劉京菊	深圳市賽格集團有限公司	副部長	1997 年 5 月至今	是

5.3 董事、監事及高管人員年度報酬情況

年度報酬總額	141.9 萬元
金額最高的前三名董事的報酬總額	34.6 萬元
金額最高的前三名高級管理人員的報酬總額	70.6 萬元
獨立董事津貼	3.6 萬元
獨立董事其他待遇	無
不在本公司領取報酬、津貼的董事、監事姓名	吳德華、馮全寶、車文申、王健、劉京菊
報酬區間	人數
5 萬元以下	2
20－25 萬元	5
25 萬元以上	1

§6 董事會報告

6.1 報告期內整體經營情況的討論與分析

本公司主營業務爲生產銷售彩電、印制電路板、注塑件等電子產品。報告期內,完成實現收入 16,408 萬元,比上年增長 53.89%,毛利爲 3,353 萬元,比上年增長 83.85%。

本年度電路板技改工程正式完工并投入使用,電路板生產能力得以大幅提高,產品結構得以改善。電路板產銷量 41.71 萬平方米,比上年度增長 32.47%。電路板業務仍然是公司利潤的主要來源,但由于電路板市場價格急劇下降,導致收益大幅減少。

彩電業務一方面加大定單,增加產量,本年度加工量 72.24 萬臺,比上年度增長 84.05%;一方面加強內部基礎管理,實施有效的成本控制,加工業務扭虧爲盈。

精密注塑件本年度產銷 1,308.74 噸,比上年度增長 21.28%。

目前,多層電路板的生產技術還處于爬坡階段,技術和質量正在逐步提高;同時加大營銷力度,逐步增加市場份額,這是公司目前工作的重中之重。本公司主導產品市場價格逐年下降,部分產品已處于微利或瀕臨虧損,公司力求加強內部基礎管理,實施有效的成本控制,降低成本,以彌補降價損失。

公司物業租賃業務的改造與優化調整基本完成,租金收入穩定,物業租賃業務將是今后公司主業的有力補充及穩定的利潤來源之一。

6.2 采購和銷售客戶情況

單位:人民幣千元

前五名供應商采購金額合計	27,803	占采購總額比重	35.74%
前五名銷售客戶銷售金額合計	79,544	占銷售總額比重	81.88%

6.3 收入與利潤同比上年發生重大變化的原因分析

本年度收入增長 53.89%、毛利增長 83.85%,主要是本年度彩電加工量增加,同時實施有效的成本控制,降低成本,以及物業租金收入增長所致。

6.4 報告期公司無募集資金和投資項目

6.5 董事會新年度的經營計劃

2003 年經營重點:提升彩電 OEM 加工生產能力,提高多層電路板生產技術水平和產品質量,強化內部管理,增收節支,確保實現經營目標。與此同時,尋求戰略合作伙伴,將主業作強、作大。

①確定 2003 年爲公司資源優化、管理創新年。通過制度創新,提高管理技術,以效率和速度作爲革新目標。

②強化預算管理,確保實現經營目標。

③強化流程管理,實現流程增值。

④強化現場管理,提高設備綜合效率。

⑤調整財務結構,改善資產和資本結構,加強成本控制,降低各項費用。

⑥強化國際標準體系 ISO9000、ISO14000 的有效運行。

⑦實施減員增效,降低人力成本;建立績效考核激勵機制。

⑧全面啓動市場營銷。轉變營銷觀念,拓展市場空間;整合營銷資源,降低營銷成本。

6.6 董事會本次利潤分配或資本公積金轉增預案

2002 年度實現淨利潤 536 萬元,全部用于彌補以前年度虧損,本年度不進行利潤分配和公積金轉增股本。由于以前年度累計虧損尚未彌補完,預計 2003 年度也不進行利潤分配。

§7 重要事項

7.1 報告期內公司無收購出售資產、重大擔保、關聯交易、委托理財、重大訴訟仲裁事項發生

7.2 獨立董事履行職責的情況

獨立董事周道志先生和趙俊榮先生,能夠根據《公司法》、《上市公司治理準則》、《公司章程》及公司《獨立董事制度》的有關規定,認真履行職責,及時了解掌握公司經營及財務狀況,按時參加歷次董事會,并就會議議案發表專業意見,參與公司重大事項的決策,爲公司規範治理發揮了良好的作用。

§8 監事會報告

監事會認爲公司依法運作、財務情況、募集資金使用、收購、出售資產交易和關聯交易不存在問題。

§9 財務報告

9.1 審計意見

何錫麟會計師行出具了標準無保留意見的審計報告。

9.2 合并收益表、資產負債表、權益變動表和現金流量表(附后)

9.3 會計政策變更說明

本年度本公司變更對物業、廠房及設備折舊的會計政策。新會計政策要求已購置但未使用或暫時不需用的物業、廠房及設備與其它在使用中的資產在同一基準下計提折舊,在舊政策下該等固定資產并不需要計提折舊。新會計政策已追溯采用,管理層認爲采用新會計政策更能有效地反映公司的資產淨值。采用新會計政策導致二零零一年的期初未分配利潤減少人民幣 835,000 元及二零零一年度的淨利潤減少人民幣 1,316,000 元。

深圳華發電子股份有限公司
董 事 會
2003 年 4 月 18 日

合并收益表
截至二零零二年十二月三十一日止年度

	二零零二年 人民幣千元	二零零一年 人民幣千元 (重新陳述)
收入	164,082	106,621
經營成本	(130,555)	(88,385)
毛利	33,527	18,236
其它收入	486	6,454
銷售費用	(1,841)	(2,226)
管理費用	(19,070)	(14,495)
其它營業費用	(497)	(1,647)
營業利潤	12,605	6,322
銀行利息收入	361	1,415
財務費用	(7,606)	(7,164)
本年度淨利潤	5,360	573
每股盈利	人民幣 0.019 元	人民幣 0.002 元

合并資產負債表
于二零零二年十二月三十一日

	二零零二年 人民幣千元	二零零一年 人民幣千元 (重新陳述)
資產		
非流動資產		
物業、廠房及設備	310,652	226,265
在建工程	1,256	68,586
其它投資	－	－
	311,908	294,851
流動資產		
存貨	45,139	46,715
貿易及其它應收賬款	73,631	51,271
訂金及預付款	2,464	545
現金及銀行存款	45,874	53,614
	167,108	152,145
資產合計	479,016	446,996
權益和負債		
資本和儲備		
股本	283,161	283,161
儲備	10,824	5,464
	293,985	288,625
流動負債		
貿易及其它應付賬款	46,892	33,631
預收賬款	12,139	8,740
銀行貸款	124,000	116,000
	185,031	158,371
權益和負債合計	479,016	446,996

合并權益變動表
于二零零二年十二月三十一日

	股本 人民幣千元	資本儲備 人民幣千元	儲備 盈余儲備 人民幣千元	累計虧損 人民幣千元	合計 人民幣千元
于二零零一年一月一日結余					
以前年度陳述	283,161	98,461	77,391	(170,126)	288,887
前期調整(附注 3)	－	－	－	(835)	(835)
重新表述	283,161	98,461	77,391	(170,961)	288,052
本年度淨利潤					
以前年度陳述	－	－	－	1,889	1,889
前期調整(附注 3)	－	－	－	(1,316)	(1,316)
重新表述	－	－	－	573	573
于二零零一年十二月三十一日及二零零二年一月一日結余	283,161	98,461	77,391	(170,388)	288,625
本年度淨利潤				5,360	5,360
于二零零二年十二月三十一日結余	283,161	98,461	77,391	(165,028)	293,985

合并現金流量表
截至二零零二年十二月三十一日止年度

	二零零二年 人民幣千元	二零零一年 人民幣千元 (重新陳述)
經營活動		
本年度淨利潤	5,360	573
調整項目:		
銀行利息收入	(361)	(1,415)
利息支出	7,540	7,317
開辦費攤銷	－	1,157
折舊	13,391	9,498
處理物業、廠房及設備的(利潤)/虧損	(156)	109
在建工程攤銷	17	－
其它投資減值	－	900
存貨減少	1,578	17,257
貿易及其它應收賬款(增加)/減少	(34,848)	12,414
訂金及預付款(增加)/減少	(1,919)	2,748
貿易及其它應付賬款增加/(減少)	15,261	(15,728)
預收賬款增加	3,399	1,542
經營業務產生的現金	9,460	36,370
支付的利息	7,540	(7,317)
經營活動產生的淨現金	1,920	29,053
投資活動		
收取的利息	361	1,415
購買物業、廠房及設備	(3,950)	(703)
在建工程增加	(14,657)	(57,788)
出售物業、廠房及設備之款項	568	3,956
投資活動使用的淨現金	(17,660)	(53,120)

合并現金流量表
截至二零零二年十二月三十一日止年度

	二零零二年 人民幣千元	二零零一年 人民幣千元 (重新陳述)
籌資活動		
新籌措的銀行借款	124,000	116,000
償還銀行借款	(116,000)	(105,550)
籌資活動產生的淨現金	8,000	10,450
現金及現金等價物淨減少	(7,740)	(13,617)
年初現金及現金等價物	53,614	67,231
現金及現金等價物結余分析		
現金及銀行存款	45,874	53,614

SHENZHEN HUAFA ELECTRONICS CO., LTD.
2002 ANNUAL REPORT SUMMARY (Overseas Version)

1. Important Notes

1.1 Board of Directors of Shenzhen Huafa Electronics Co., Ltd. and its directors individually and collectively accept responsibility for the correctness, accuracy and completeness of the contents of this report and confirm that there are no material omissions nor errors which would render any statement misleading. The 2002 annual report summary is abstracted from the annual report; the investors are suggested to read the full text of annual report to understand more details.

6. Report of the Board of Directors

6.1 Discussion and analysis of the whole operation in the report period

The core business of the Company is production and sales of color TVs, printing and manufacturing the electronic products of circuit boards and plastic injection hardware etc.. In the report period, the Company realized an income of RMB 164.08 million, an increase of 53.89% and a gross profit of RMB 33.53 million, and increase of 83.85%.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
YEAR ENDED 31ST DECEMBER 2002

Share capital	Reserves: Capital reserve	Surplus reserve	Accumulated losses	Total

Interest expenses	7,540	7,317
Write－off of pre－operating expenses	－	1,157
Depreciation	13,391	9,498
(Gain)/loss on disposals of property, plant and equipment	(156)	109
Elimination of construction－in－progress	17	－
Impairment loss on other investments	－	900

1.2 Zhongtian Huazheng Certified Public Accountants and Ho and Ho & Company Certified Public Accountants audited the 2002 financial report of the Company and issued the standard unqualified Auditors' Report respectively.

1.3 Chairman of the Board of the Company Mr. Wu Dehua, General Manager Mr. Zhang Yongcheng, Deputy General Manager and concurrently Chief Accountant Mr. Hu Jianping and Head of Financial Department Mr. Wang Yiqing hereby confirm that the Financial Report of the Annual Report is true and complete.

2. Company Profile

2.1 Basic information

Short form of the stock	SHENHUAFA A, SHENHUAFA B
Stock code	000020, 200020
Listed stock exchange	Shenzhen Stock Exchange
Registered address and office address	411 Bldg., Huafa North Road, Futian District, Shenzhen
Post code	518031
Internet web site of the Company	http://www.hwafa.com
E-mail of the Company	szhf@hwafa.com

2.2 Contact person and method

	Secretary of the Board of Directors	Representative in charge of Securities Affairs
Name	Hu Jianping	Liu Yang
Contact address	6th Floor, 411 Bldg., Huafa North Road, Futian District, Shenzhen	
Telephone	(86) 755-83352207	
Fax	(86) 755-83352207	
E-mail	jphu@hwafa.com	lyang@hwafa.com

3. Summary of Accounting Data and Financial Indexes

Unit: RMB'000

	2002	2001	Increase/decrease over last year (%)
Income	164,082	106,621	53.89%
Gross profit	33,527	18,236	83.85%
Net profit	5,360	573	835.43%
Earnings per share (RMB)	0.019	0.002	850%
Net cash flows arising from operating activities	1,920	29,053	-93.39%
	At the end of 2002	At the end of 2001	Increase/decrease from the end of previous year (%)
Total assets	479,016	446,996	7.16%
Assets and Reserve	293,985	288,625	1.86%

Note: Shenzhen Huafa Electronics Co., Ltd. (hereinafter referred to as the Company) is a listed company of both A-share and B-share. The net profit of the Company as calculated according to CAS and IAS and relevant system was no difference.

4. Changes in Share Capital and Particulars about Shareholders

4.1 Statement of change in share capital (Unit: share)

Items	Before the change	Allotment of shares	Bonus shares	Capitalization of public reserve	Additional issuance	Others	Subtotal	After the change
I. Unlisted shares								
1. Promoters' shares								
Including:								
Domestic legal person's shares	124,925,826							124,925,826
Foreign legal person's shares	0							0
Others (Domestic legal person's transferred allotted shares)	0							0
2. Raised legal person's shares								
3. Inner employees' shares								
4. Preference shares or others								
Total unlisted shares	124,925,826							124,925,826
II. Listed shares								
1. RMB ordinary shares	56,239,563							56,239,563
2. Domestically listed foreign shares	101,995,836							101,995,836
Total listed shares	158,235,399							158,235,399
III. Total shares	283,161,227							283,161,227

4.2 Statement of shares held by the top ten shareholders

Total number of shareholders at the end of report year: 29,053

Full name of Shareholders	Increase / decrease in the report year (share)	Holding shares at the year-end (share)	Proportion (%)	Type of shares (Circulating/Non-circulating)	Number of shares pledged/frozen (share)	Nature of shareholders (State-owned shareholder/foreign shareholder)
Shenzhen SEG Group Co., Ltd.		82,482,914	[illegible]	Non-circulating	46,542,304	Legal person shareholder
China Zhenhua Electronics Industrial Co.		62,462,914	22.06	Non-circulating	0	Legal person shareholder
SEG (Hong Kong) Co., Ltd.		16,569,560	5.85	Circulating	0	Foreign shareholder
GOOD HOPE CORNER INVESTMENTS LTD		13,903,000	4.91	Circulating	0	Foreign shareholder
ADVANCE FUTURE GROUP LIMITED	-2,524,190	7,975,810	2.82	Circulating	0	Foreign shareholder
Shanghai Jiujing Real Estate Development Co., Ltd.	+2,060,061	2,060,061	0.73	Circulating	0	
Qingdao Port Bureau Qiangang Company	-540,501	1,783,480	0.63	Circulating	0	
Shanghai Huayi Group International Trade Co., Ltd.	+1,643,853	1,643,853	0.58	Circulating	0	
Peng Huifan	+1,406,234	1,406,234	0.50	Circulating	0	
Shanghai Jiade Properties & Resources Consultation Co., Ltd.	-1,025,100	1,382,572	0.49	Circulating	0	
Explanation on associated relationship among the top ten shareholders or consistent action	SEG (Hong Kong) Co., Ltd. is overseas wholly-owned subsidiary of Shenzhen SEG Group Co., Ltd.					

4.3 Particulars about controlling shareholders and actual controller of the Company

Name of the controlling shareholder: Shenzhen SEG Group Co., Ltd.
Legal representative: Sun Yulin
Date of foundation: Aug. 23, 1984
Registered capital: RMB 319.81 million
Business scope: Production and research of electronic products, electrical home appliances; undertake various electronic system project; raise development funds and invest credit; development of technology and information service; and maintain.
Shenzhen Investment Holding Corporation is the actual controller of Shenzhen SEG Group Co., Ltd., and holds 100% equity of Shenzhen SEG Group Co., Ltd.

5. Particulars About Directors, Supervisors, Senior Executives

5.1 Particulars about changes in shares held by directors, supervisors and senior executives

Name	Gender	Age	Title	Office term	Number of holding shares (share) at the year-begin	At the year-end
Wu Dehua	Male	57	Chairman of the Board	Apr. 2001 - Apr. 2004	0	0
Feng Quanbao	Male	57	Vice Chairman of the Board	Apr. 2001 - Apr. 2004	0	0
Zhang Yongcheng	Male	51	Director, General Manager	Apr. 2001 - Apr. 2004	0	0
Che Wenshen	Male	54	Director	Apr. 2001 - Apr. 2004	0	0
Wang Chu	Male	45	Director	Dec. 2001 - Apr. 2004	0	0
Zhou Daozhi	Male	52	Independent Director	Jun. 2002 - Apr. 2004	0	0
Zhao Junrong	Male	39	Independent Director	Jun. 2002 - Apr. 2004	0	0
Ye Daming	Male	58	Chairman of the Supervisory Committee	Apr. 2001 - Apr. 2004	30,433	30,433
Liu Jingju	Female	48	Supervisor	Apr. 2001 - Apr. 2004	0	0
Li Liangzhen	Male	38	Supervisor	Jun. 2002 - Apr. 2004	0	0
Cai Guiyong	Male	55	Deputy General Manager	Jun. 2002 - Apr. 2004	33,645	33,645
Hu Jianping	Male	41	Deputy General Manager, Chief Accountant, Secretary of Board of Directors	Apr. 2001 - Apr. 2004	0	0
Sun Lei	Male	38	Deputy General Manager	Jun. 2001 - Apr. 2004	0	0

5.2 Particulars about directors and supervisors holding the post in Shareholding Company

√Applicable □Inapplicable

Name	Name of Shareholding Company	Title in Shareholding Company	Office term	Drawing the payment from the Shareholding Company (Yes/No)
Wu Dehua	China Zhenhua Electronics Group Co. Shenzhen Electronics Co., Ltd.	General Manager	Apr. 2001 to now	Yes
Feng Quanbao	Shenzhen SEG Group Co., Ltd.	Deputy General Manager	Jun. 1992 to now	Yes
Che Wenshen	China Zhenhua Electronics Group Co.	Chief Accountant	Aug. 2000 to now	Yes
Wang Chu	Shenzhen SEG Group Co., Ltd.	Assistant Manager	Aug. 2001 to now	Yes
Liu Jingju	Shenzhen SEG Group Co., Ltd.	Deputy Secretary	May 1997 to now	Yes

5.3 Particulars about the annual payment of directors, supervisors and senior executives

Total annual payment	RMB 1,419,000
Total annual payment of the top three directors drawing the highest payment	RMB 346,000
Total annual payment of the top three senior executives drawing the highest payment	RMB 700,000
Allowance of independent director	RMB 36,000 per person / year
Other treatment of independent directors	No
Name of directors and supervisors receiving no payment or allowance from the Company	Wu Dehua, Feng Quanbao, Che Wenshen, Wang Chu, Liu Jingju
Payment	Number of persons
Under RMB 50,000	2
RMB 150,000 - RMB 200,000	5
Over RMB 250,000	1

In the report period, circuit boards technical reform project had been finished formally and had been put into application, thus making the production capability of circuit board increase by a big margin and the product structure improve. The production and sales volume of circuit boards in the report period was 417,100 sq. m., an increase of 32.47% compared with the previous year. The business of circuit board was still the main origin of the profit of the Company, but the sharp decrease of market price of circuit board resulted in the decline of the earnings by a big margin.

In terms of business of color TVs, on the one hand, the purchase order was increased and the production volume was raised. The processing volume in the report period was 722,400 sets, an increase of 84.05% compared with the previous year. On the other hand, the Company strengthened the internal basic management and implemented effective cost control, which made the processing business be turned losses into profits.

The production and sales volume of precision plastic injection hardware in the report period was 1,308.74 tons, an increase of 21.28% compared with the previous year.

At present, the production technology of multi-layer circuit board is in the phase of development and the technology and quality is being gradually increased. At the same time, to reinforce the marketing and to gradually enhance the market share is the core emphasis of the work of the Company at present.

The market price of leading products declines year after year and partial products is in slight profit or is close to loss. The Company strives to reinforce the internal basic management, implements effective cost control and reduces the cost in order to offset the loss of falling price.

The reform and optimized adjustment of business of property lease of the Company had been accomplished basically and the income from lease was stable. The business of property lease shall be the vigorous supplement of the core business and one of the stable origins of the profit of the Company in the future.

6.2 Particulars about the customers of purchase and sales

Unit: RMB'000

Total amount of purchase of the top five suppliers	27,803	Proportion in the total amount of purchase	35.74%
Total amount of sales of the top five sales customers	79,544	Proportion in the total amount of sales	61.68%

6.3 Analysis of reason of material change of income and profit compared with the previous year

The income of the report period increased by 53.89% and the gross profit increased by 83.85%, which was mainly due to the increase of processing volume of color TVs in the report period and at the same time the implementation of effective cost control, the decrease of cost and increase of property lease income etc.

6.4 In the report period, the Company had no raised proceeds and investment project

6.5 Business plan of the new report year of the Board of Directors

The business emphasis of the year of 2003 is: to enhance the OEM processing and production capability of color TVs, increase the production and technology level of multi-layer circuit board and quality of products and strengthen the internal management so as to enhance the income and reduce the expenditure and ensure the realization of operating objectives. To seek strategic cooperation partner timely so as to make the core business strong and large.

① To confirm the year of 2003 is the year for the Company to optimize resources and innovate the management. To enhance the management technology with the efficiency and speed as the target of renovation through innovation of system.
② To strengthen the budget management so as to ensure the realization of operating objectives.
③ To strengthen the flow management and realize the value added of flow.
④ To reinforce the locale management and increase the comprehensive efficiency of equipments.
⑤ To adjust the financial structure, improve the assets and capital structure, reinforce the cost control and reduce all expenses.
⑥ To reinforce the effective running of international standard system of ISO9000 and ISO14000.
⑦ To implement staff reducing and efficiency enhancing, reduce the cost of human power and establish performance examination encouragement mechanism.
⑧ To start the marketing completely. To change the marketing concept, expand the market space, integrate the marketing resources and reduce the marketing cost.

6.6 The preplan of the profit distribution and capitalization of capital public reserve of the Board of Directors

The net profit realized in 2002 was RMB 5.36 million all of which was used to offset the loss of the previous year. The Company would neither distribute profit nor convert public reserve into share capital in the report period. Since the accumulated loss of the previous year had not been offset completely, it was estimated not to distribute profit either in 2003.

7. Significant Events

7.1 In the report period, the Company had no purchase and sale of assets, significant guarantee, related transactions, entrusted financing and material lawsuits and arbitrations.

7.2 Particulars about the performance of obligations of Independent Directors

Independent directors, Mr. Zhou Daozhi and Mr. Zhao Junrong performed their duties according to relevant regulations of Company Law, Administration Rules for Listed Company, Articles of Association and System of Independent Directors, mastered timely the operation status and financial status of the Company, attended every meetings of the Board of Directors on time, expressed speciality opinions on the proposals of the meetings, participated in decision-making on significant events of the Company and performed good function on the normative administration of the Company.

8. Report of the Supervisory Committee

The Supervisory Committee believed that the Company operated according to laws and there existed no problems in terms of the financial status, use of raised capital, purchase and sale of assets and related transactions of the Company.

9. Financial Report

9.1 Auditor's Opinion

Ho and Ho & Company issued the standard auditor's report with non-reservation opinion.

9.2 Consolidated Income Statement, Balance Sheet, Equity's Change Statement and Cash Flow Statement (Attachment)

9.3 Change of accounting policy

In the report year, the Company changed the accounting policy on depreciation of property, workshops and equipments. The new accounting policy required property, workshops and equipments which has been purchased but not put into use or has not been used temporarily and other assets in use were appropriated depreciation while they need not to be appropriated depreciation under the old accounting policy. The new accounting policy has been adopted backward. The management believed that the new accounting policy could reflect more effectually the net amount of the Company's assets. Adopting of the new accounting policy caused that non-distributed profit at the year-beginning and net profit of 2001 respectively decreased RMB 835,000 and RMB 1,316,000.

Board of Directors of
Shenzhen Huafa Electronics Co., Ltd.
Apr. 18, 2003

CONSOLIDATED INCOME STATEMENT
YEAR ENDED 31ST DECEMBER 2002

	2002 RMB'000	2001 RMB'000
Revenue	164,082	106,621
Cost of sales	(130,555)	(88,385)
Gross profit	33,527	18,236
Other revenue	488	6,454
Selling and distribution costs	(1,841)	(2,226)
Administrative expenses	(19,070)	(14,495)
Other operating expenses	(497)	(1,047)
Profit from operations	12,605	6,322
Bank interest income	361	1,415
Finance costs	(7,606)	(7,164)
Net profit for the year	5,360	573
Earnings per share	RMB0.019	RMB0.002

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
YEAR ENDED 31ST DECEMBER 2002

	2002 RMB'000	2001 RMB'000
ASSETS		
Non-current assets		
Property, plant and equipment	310,652	226,265
Construction in progress	1,256	68,586
Other investment	-	-
	311,908	294,851
Current assets		
Inventories	45,139	46,715
Trade and other receivables	73,631	51,271
Deposits and prepayments	2,464	545
Cash and bank balances	45,874	53,614
	167,108	152,145
Total assets	479,016	446,996
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	283,161	283,161
Reserves	10,824	5,464
	293,985	288,625
Current liabilities		
Trade and other payables	48,692	33,631
Receipt-in-advance	12,139	8,740
Bank loans	124,000	116,000
	185,031	158,371
Total equity and liabilities	479,016	446,996

	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at 1st January 2001					
- As previously stated	283,161	98,461	77,391	(170,126)	288,887
- Prior year adjustment (note 3)	-	-	-	(835)	(835)
- As restated	283,161	98,461	77,391	(170,961)	288,052
Net profit for the year					
- As previously stated	-	-	-	1,889	1,889
- Prior year adjustment (note 3)	-	-	-	(1,316)	(1,316)
- As restated	-	-	-	573	573
Balance at 31st December 2001 and 1st January 2002	283,161	98,461	77,391	(170,388)	288,625
Net profit for the year	-	-	-	5,360	5,360
Balance at 31st December 2002	283,161	98,461	77,391	(165,028)	293,985

CONSOLIDATED CASH FLOW STATEMENT
YEAR ENDED 31ST DECEMBER 2002

	2002 RMB'000	2001 RMB'000
OPERATING ACTIVITIES		
Net profit for the year	5,360	573
Adjustment:		
Bank interest income	(361)	(1,415)
Decrease in inventories	1,576	17,257
(Increase)/decrease in trade and other receivables	(34,648)	12,414
(Increase)/decrease in deposits and prepayments	(1,919)	2,746
Increase/(decrease) in trade and other payables	15,261	(15,728)
Increase in receipt-in-advance	3,399	1,542
Cash generated from operations	9,460	36,370
Interest paid	(7,540)	(7,319)
NET CASH FROM OPERATING ACTIVITIES	1,920	29,053
INVESTING ACTIVITIES		
Interest received	361	1,415
Purchase of property, plant and equipment	(3,950)	(703)
Increase in construction in progress	(14,657)	(57,788)
Proceeds from disposals of property, plant and equipment	586	3,956
NET CASH USED IN INVESTING ACTIVITIES	(17,660)	(53,120)
NET CASH USED IN INVESTING ACTIVITIES	(17,660)	(53,120)
FINANCING ACTIVITIES		
New bank loans	124,000	116,000
Repayment of bank loans	(116,000)	(105,550)
NET CASH FROM FINANCING ACTIVITIES	8,000	10,450
DECREASE IN CASH AND CASH EQUIVALENTS	(7,740)	(13,617)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	53,614	67,231
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	45,874	53,614

證券代碼:000020、200020　證券簡稱:深華發A、深華發B　公告編號:2003－02

深圳華發電子股份有限公司
2003年第一季度報告

§1 重要提示

1.1 本公司董事會及其董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏,并對其內容的真實性、準確性和完整性承擔個別及連帶責任。

1.2 本季度財務報告未經審計。

1.3 本公司董事長吳德華先生、總經理張永成先生、副總經理兼總會計師胡建平先生、財務部部長王以清先生聲明:保證2003年第一季度報告中財務報告真實、完整。

§2 公司基本情況

股票簡稱	深華發A　深華發B	
股票代碼	000020、200020	
	董事會秘書	證券事務代表
姓名	胡建平	劉陽
聯系地址	深圳市福田區華發北路411棟六層	
電話	(0755) 83352207	
傳真	(0755) 83352207	
電子郵箱	jphu@hwafa.com	lyang@hwafa.com

2.2 財務資料

2.2.1 主要會計數據及財務指標

	本報告期末	上年度期末	本報告期比上年度期末增減(%)
總資產	479,782,712.72	479,016,730.72	0.16
股東權益(不含少數股東權益)	294,498,777.91	293,985,238.12	0.17
每股淨資產	1.040	1.038	0.19
調整后每股淨資產	0.975	0.973	0.21
	報告期	年初至報告期期末	本報告期比上年同期增減(%)
經營活動產生的現金流量淨額	9,409,076.20	9,409,076.20	4006.37
每股收益	0.0018	0.0018	-21.74
淨資產收益率	0.174%	0.174%	-0.052
扣除非經常性損益后的淨資產收益率	0.170%	0.170%	-0.002
非經常性損益項目		金額	
營業外收支淨額		11,972.90	
合計		11,972.90	

2.2.2 利潤表

利潤表
2003年1至3月　　單位:人民幣元

	本期(合并)	上年同期(合并)	本期(母公司)	上年同期(母公司)
一、主營業務收入	15,367,123.19	20,422,210.33	15,367,123.19	20,422,210.33
減:主營業務成本	14,821,110.98	18,866,012.85	14,821,110.98	18,866,012.85
主營業務稅金及附加				
二、主營業務利潤	546,012.21	1,556,197.48	546,012.21	1,556,197.48
加:其他業務利潤	5,870,915.20	4,166,731.57	5,864,388.99	4,007,675.48
減:營業費用	700,039.34	426,050.93	700,039.34	426,050.93
管理費用	3,730,685.64	3,235,288.38	3,722,900.72	3,145,495.03
財務費用	1,484,635.54	1,559,813.06	1,485,874.25	1,559,836.54
三、營業利潤	501,566.89	501,776.70	501,566.89	432,490.44
加:投資收益				69,286.26
補貼收入				
營業外收入	15,372.90	196,320.00	15,372.90	196,320.00
減:營業外支出	3,400.00	38,478.20	3,400.00	38,478.20
四、利潤總額	513,539.79	659,618.50	513,539.79	659,618.50
減:所得稅				
少數股東損益				
五、淨利潤	513,539.79	659,618.50	513,539.79	659,618.50

2.3 報告期末股東總人數為30,348人。

§3 管理層討論與分析

3.1 公司報告期內經營活動總體狀況的簡要分析

報告期內公司所屬行業和經營範圍未發生變化。一季度為本公司生產淡季,因此公司主要工作圍繞開拓市場、降低成本、強化管理展開。積極尋求戰略合作伙伴,加大產品開發力度,提高生產技術和產品質量;成立營銷價格中心,以適應市場要求。

3.1.1 本公司主營業務為生產銷售彩電、印制電路板、注塑件等電子產品。

√適用　□不適用

分產品	主營業務收入(萬元)	主營業務成本(萬元)	毛利率(%)
彩電	197.31	253.57	----
電路板	1067.13	994.74	6.78
注塑件	271.47	231.29	14.80
其中:關聯交易	0	0	

3.1.2 公司經營的季節性或周期性特征

√適用　□不適用

本公司主營業務銷售的客戶主要集中在家電行業,生產具有明顯的季節性,每年第一季度為生產淡季。目前本公司正積極改善產品結構,拓展營銷渠道,以擴大產品的行業空間和市場空間,消減銷售季節性所造成的不利影響。

3.1.3 報告期利潤構成的重大變動及原因說明
□適用　√不適用

3.1.4 主營業務及其結構與前一報告期相比發生重大變化的情況及原因說明.
□適用　√不適用

3.1.5 主營業務盈利能力(毛利率)與前一報告期相比發生重大變化的情況及其原因說明.
□適用　√不適用

3.2 重大事項及其影響和解決方案的分析說明
□適用　√不適用

3.3 會計政策、會計估計、合并範圍變化以及重大會計差錯的情況及原因說明。
□適用　√不適用

3.4 經審計且被出具"非標意見"情況下董事會和監事會出具的相關說明.
□適用　√不適用

3.5 預測年初至下一報告期期末的累計淨利潤可能為虧損或者與上年同期相比發生大幅變動的警示及原因說明.
□適用　√不適用

3.6 公司對已披露的年度經營計劃或預算的滾動調整情況
□適用　√不適用

深圳華發電子股份有限公司
董事會
2003年4月18日

證券代碼:000020、200020 證券簡稱:深華發A、深華發B　公告編號:2003－03

深圳華發電子股份有限公司
關于召開2002年度股東大會的通知

經四屆五次董事會會議決定,本公司2002年度股東大會定于2003年5月20日上午9:00在本公司會議廳召開,會議安排如下:

一、會議議題

1、2002年度董事會報告;
2、2002年度監事會報告;
3、2002年度財務決算報告;
4、2002年度利潤分配方案:公司2002年度實現凈利潤5,360,058.98元,全部用于彌補以前年度虧損,本年度不進行利潤分配和公積金轉增股本。由于以前年度累計虧損尚未彌補完,預計2003年度也不進行利潤分配。
5、2003年度財務預算報告;
6、聘請會計師事務所的議案:由于具體經辦我公司審計業務的注冊會計師工作變動,董事會提議改聘深圳南方民和會計師事務所為境內審計師,繼續聘請何錫麟會計師行為境外審計師,并提議2003年度審計師報酬合計為RMB300,000.00元。

二、出席會議的對象

1、公司董事、監事及高級管理人員;
2、截止2003年5月9日收市后,在深圳市證券登記結算公司登記在冊的本公司全部股東或其授權代理人。

三、參加會議的登記方法

出席會議的股東請于2003年5月20日上午8:00—9:00持本人身份證或法人單位證明、股東帳戶卡,授權代理人應持本人身份證、授權人證券帳戶卡、身份證復印件及授權委托書,到本公司證券辦公室登記。异地股東可用傳真、信函方式登記。

四、其他事項

1、聯系人:劉陽
電話:(0755)83352207
傳真:(0755)83352207
地址:深圳市華發北路411棟華發大廈六層
2、會期半天,食宿自理。

深圳華發電子股份有限公司
董事會
2003年4月18日

證券代碼:000020、200020　證券簡稱:深華發A、深華發B　公告編號:2003－04

深圳華發電子股份有限公司
第四屆董事會第五次會議決議公告

深圳華發電子股份有限公司第四屆董事會第五次會議于2003年4月16日在本公司召開。應出席會議董事七人,實到七人。會議由董事長吳德華先生主持。公司二名監事列席了會議。本次會議:

1、通過了2002年度總經理工作報告。
2、通過了2002年年度報告。
3、通過了2003年第一季度季報。
4、制訂了2002年度董事會報告。
5、制訂了2002年度財務決算報告。
6、制訂了2002年度利潤分配方案:2002年度實現凈利潤5,360,058.98元,全部用于彌補以前年度虧損,本年度不進行利潤分配和公積金轉增股本。由于以前年度累計虧損尚未彌補完,預計2003年度也不進行利潤分配。
7、制訂了2003年度財務預算報告。
8、由于具體經辦我公司審計業務的注冊會計師工作變動,決定公司2003年度改聘深圳南方民和會計師事務所為境內審計師,繼續聘請何錫麟會計師行為境外審計師,并決定2003年度審計師報酬合計為RMB300,000.00元。
9、決定2003年5月20日召開公司2002年度股東大會。

以上第4、5、6、7、8項報告和決議需提交2002年度股東大會審議。

深圳華發電子股份有限公司
董事會
2003年4月18日

證券代碼:000020、200020　證券簡稱:深華發A、深華發B　公告編號:2003－05

深圳華發電子股份有限公司
第四屆監事會第五次會議決議公告

深圳華發電子股份有限公司第四屆監事會第五次會議于2003年4月16日在本公司六樓會議室召開,會議應到監事3人,實到監事2人(李延璐先生因出差未能出席本次會議,委托監事劉京菊代表其行使表決權),符合《公司法》和《公司章程》的有關規定。會議由公司監事會主席葉大明先生主持,會議審議并一致通過如下議案:

1、《公司2002年度監事會工作報告》
2、《公司2002年度報告及摘要》
3、《公司2002年度財務決算報告》
4、《公司2002年度利潤分配方案》
5、《公司2003年度財務預算報告》
6、《關于聘請深圳南方民和會計師事務所和何錫麟會計師行為本公司2003年度境內、境外審計師的議案》
7、《公司2003年第一季度季報》

深圳華發電子股份有限公司
監事會
二〇〇三年四月十八日

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. 2002 Annual Report Summary

1. Important Notes

1.1 Board of Directors of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. and its directors individually and collectively accept responsibility for the correctness, accuracy and completeness of the contents of this report and confirm that there are no material omissions nor errors which would render any statement misleading. The 2002 annual report summary is abstracted from the annual report; the investors are suggested to read the full text of annual report to understand more details.

1.2 Chairman of the Board of the Company Kang Huijun, General Manager (person in charge of accounting) Zhu Guoxing and person in charge of accounting organization Sun Wenzhu hereby confirm that the Financial Report of the Annual Report is true and complete.

2. Company Profile

2.1 Basic information

Short form of the stock	Lujiazui	Lujiazui - B
Stock code	600663	900932
Listed stock exchange	Shanghai Stock Exchange	Shanghai Stock Exchange
Registered address	No. 981, Pudong Avenue, Shanghai	
Office address	No. 981, Pudong Avenue, Shanghai	
Post code	200135	
Internet web site of the Company	www.shld.com	
E-mail of the Company	invest@ljz.com.cn	

2.2 Contact person and method

	Secretary of the Board of Directors
Name	Zhang Rifa
Contact address	No. 981, Pudong Avenue, Shanghai
Telephone	(021) 58878888 - 529
Fax	(021) 58873688
E-mail	rfzhang@ljz.com.cn

3. Summary of Accounting Data and Financial Indexes

3.1 Major accounting data

Unit: In RMB'0000

	2002	2001	Increase/decrease over last year (%)	2000
Income from core business	215,347.65	99,901.14	115.56%	86,331.75
Total profit	60,289.83	16,855.81	257.68%	42,052.13
Net profit	51,223.61	11,751.68	335.88%	35,001.25
Net profit after deducting non-recurring gains and losses	48,004.24	10,730.84	347.35%	29,024.92
	At the end of 2002	At the end of 2001	Increase/decrease from the end of previous year (%)	At the end of 2000
Total assets	770,758.99	752,830.24	2.38%	738,460.17
Shareholder's equity (excluding minority interests)	484,391.16	442,064.61	9.57%	430,798.03
Net cash flows arising from operating activities	182,996.52	41,264.85	343.47%	28,653.28

3.2 Major financial indexes

(Unit: In RMB)

	2002	2001	Increase/decrease over last year (%)	2000
Earnings per share	0.27	0.063	335.88%	0.19
Return on equity	10.57%	2.66%	297.80%	8.12%
Return on equity as calculated based on net profit after deducting non-recurring gains and losses	10.26%	2.46%	317.61%	6.72%
Net cash flows per share arising from operating activities	0.98	0.22	343.47%	0.15
	At the end of 2002	At the end of 2001	Increase or decrease from the end of previous year (%)	At the end of 2000
Net assets per share	2.59	2.37	9.57%	2.31
Net assets per share after adjustment	2.56	2.27	12.76%	2.30

3.3 Difference of net profit as audited by Chinese Accounting Standard (CAS) and International Accounting Standard (IAS)

√Applicable □Inapplicable

Unit: In RMB'000

	CAS	IAS	
Net profit	512,236	508,621	
Explanation on the difference	In accordance with PRC statutory accounts		512,236
	Timing difference of amortisation of pre-operating expenses		-737
	Exchange difference arising from the translation of profit and loss account and foreign currency denominated assets and liabilities		696
	Realized of unrealized profit on trade securities		538
	Timing difference of amortisation of land use right		-1,175
	Provision for staff welfare and bonus fund		-289
	Others		-2,080
	Tax adjustments		-578
	Effect on minority interests as a result of the above adjustment		10
	As restated after IAS adjustments		508,621

4. Changes in Share Capital and Particulars about Shareholders

4.1 Statement of change in shares

Statement of change in shares

(Unit: 0000 share)

Items	Before the change	Increase/decrease of this time (+, -) Allotment of share	Bonus shares	Capitalization of public reserve	Additional issuance	Others	Subtotal	After the change
I. Unlisted shares								
1. Promoters' shares	117,992.0							117,992.0
Including:								
State-owned share	112,112.0							112,112.0
Domestic legal person's shares	5,880.0							5,880.0
Foreign legal person's shares								
Others								
2. Raised legal person's shares	1,764.0							1,764.0
3. Inner employees' shares								
4. Preference shares or others								
Total unlisted shares	119,756.0							119,756.0
II. Listed shares								
1. RMB ordinary shares	16,052.4							16,052.4
2. Domestically listed foreign shares	50,960.0							50,960.0
3. Overseas listed foreign shares								
4. Others								
Total listed shares	67,012.4							67,012.4

Name	Title	Gender	Age	Office term	Holding shares at the year-begin	Holding shares at the year-end	Reason of change
Kang Huijun	Chairman of the Board	Male	46	Dec. 2001 - Dec. 2004	3000	3000	
Zhu Guoxing	Director, General Manager	Male	55	Dec. 2001 - Dec. 2004	0	0	
Qian Jiahong	Director	Male	54	Dec. 2001 - Dec. 2004	2000	2000	
Wang Yagu	Director	Male	58	Dec. 2001 - Dec. 2004	19262	19262	
Qu Chengkang	Director	Male	48	Dec. 2001 - Jun. 2001	0	0	
Yao Xitang	Independent Director	Male	67	Dec. 2001 - Dec. 2004	0	0	
Huang Xixiong	Independent Director	Male	49	Dec. 2001 - Dec. 2004	0	0	
Yan Jun	Chairman of the Supervisory Committee	Male	50	Dec. 2001 - Dec. 2004	2000	2000	
Zhang Leping	Supervisor	Female	47	Dec. 2001 - Dec. 2004	0	0	
Zhang Zhenbo	Supervisor	Male	56	Dec. 2001 - Dec. 2004	0	0	
Sun Jiaxiang	Deputy General Manager	Male	55	Jun. 2002 - Dec. 2004	0	0	
Wei Zongxi	Deputy General Manager	Male	56	Jun. 2002 - Dec. 2004	0	0	
Xu Shurodang	Deputy General Manager	Male	56	Jun. 2002 - Dec. 2004	0	0	
Zhu Wei	Deputy General Manager	Male	48	Dec. 2001 - Dec. 2004	12842	12842	
Jiang Ping	Deputy General Manager	Female	45	Jun. 2002 - Dec. 2004	0	0	
Duan Jikai	Assistant General Manager	Male	32	Dec. 2001 - Dec. 2004	0	0	
Hong Cheng	Chief Engineer	Male	56	Aug. 2002 - Dec. 2004	0	0	
Zhang Rifa	Secretary of the Board	Male	34	Dec. 2001 - Dec. 2004	0	0	

5.2 Particulars about directors and supervisors holding the post in Shareholding Company

√Applicable □Inapplicable

Name	Name of Shareholding Company	Title in Shareholding Company	Office term	Drawing the payment from the listed Company (Yes / No)
Kang Huijun	Shanghai Lujiazui Group Co., Ltd.	General Manager, Secretary of the Party Committee	May 1998 to now	Yes
Zhu Guoxing	Shanghai Lujiazui Group Co., Ltd.	Vice Secretary of the Party Committee	Sep. 2001 to now	Yes
Qian Jiahong	Shanghai Lujiazui Group Co., Ltd.	Vice Secretary of the Party Committee	Feb. 1997 to now	Yes
Wang Yagu	Shanghai Lujiazui Group Co., Ltd.	Deputy General Manager	Jul. 1990 to now	No
Yan Jun	Shanghai Lujiazui Group Co., Ltd.	Deputy General Manager	Aug. 1995 to now	No
Zhang Leping	Shanghai Lujiazui Group Co., Ltd.	Chief Financial Supervisor	Oct. 1999 to now	No

5.3 Particulars about the annual payment of directors, supervisors and senior executives

Total annual payment	RMB 2,620,000
Total annual payment of the top three directors drawing the highest payment	RMB 887,000
Total annual payment of the top three senior executives drawing the highest payment	RMB 760,000
Allowance of independent director	RMB 30,000 per person / year
Other treatment of independent directors	The Company reimbursed the reasonable fare and training fee according to the actual situation.
Name of directors and supervisors receiving no payment or allowance from the Company	Qu Chengkang, Wang Yagu, Yan Jun and Zhang Leping
Payment	Number of persons
Over RMB 250,000	3
RMB 180,000 - RMB 250,000	6
Under RMB 180,000	3

6. Report of the Board of Directors

6.1 Discussion and analysis of the whole operation in the report period

In 2002 under the support of numerous shareholders, the Company further reinforced the management and reform, standardized and improved the behavior of the whole enterprise continuously according to the regulations of modern enterprise system. The work efficiency and work quality of the enterprise increased obviously. In the operating work, the Company caught the good opportunity of current development of real estate market, actively replied and got hold of the commercial opportunity and established active investment attraction strategy of market that selecting the best among the good and striving for high standard so as to ensure the garrison of a series of commercial and service types of functional organizations of large enterprises and large groups at home and abroad tallying with regional development etc.. Along with the continuously realization of new breakthrough in the regional image and functional development in Lujiazui Finance & Trade Zone, the management, service, auxiliaries and environment within the Zone strode into a new step accordingly. The implementation of state strategy of constructing Shanghai international finance center in the new century made the potential of land value added of regional advantage of CBD district where the Company locates into effective play. Along with the achievements gained in the regional development, the income from core business of real estate of the Company realized a growth by a comparatively large margin in the history compared with that of the corresponding period of the previous year. In the land operation, the Company totally accomplished earnings of transfer amount of land contracts of past years amounting to RMB 1,780 million in the whole year. In the report period, the newly added lands approved for lease totally amounted to 11 pieces with contract amount approved for lease of RMB 2,823 million. In the real estate development, the area of commercial house newly constructed and started in the whole year totally amounted to 313,000 sq. m. and realized a sales area of real estate of 134,000 sq. m. and an amount of sales contract of RMB 682 million, which accomplished 167.50% and 177.60% of the annual plan (estimated sales of 80,000 and estimated income of 384 million) and further consolidated and raised the Company's status in the industry.

While focusing the efforts on expanding the core business, the Company also gradually adjusted the resources collocation and implemented the expansion of operating strategy. On the one hand, based on purchasing the equity of Shanghai Pudong Lujiazui Software Industrial Development Co., Ltd., a holding shareholder of the Company, under support of government of Pudong new district, to timely adjust the planning of 3-1 land, quicken to implement the 2nd stage engineering of renovation and remove of Software Garden and accomplish the planned investment attraction plan of city industrial zone, which has changed the single way of approval for lease of land projects before so as to gain long-term and stable return. On the other hand, according to the development planning of the Company, to further make the assets structure of foreign investment clear, liquidize stock assets and carry through resource integration, mainly carry out the principle of benefits as the first to the newly added foreign investment and actively pioneer the new growth point of profits.

6.2 Statement of core business classified according to industry or product

6.8 Analysis of reason of material change of operating results and profit structure compared with the previous year

√Applicable □Inapplicable

In the report period, the Company gained growth with breakthrough in the lease market of land use right, which made the proportion of profit from core business increase by a big margin. In the report period, the Company no longer received capital occupation expense from holding shareholders, which made the proportion of profit of other business decrease. In the report period, the benefits of investment enterprises grew and in the report period, the Company transferred the equity, which made the investment earnings of the report period increase by a comparatively big margin.

Analysis of reason of material change of the whole financial position compared with the previous year

√Applicable □Inapplicable

In the report period, the large margin of growth of core business brought relatively many cash inflow. The Company timely decreased the liabilities level and reduced the operating risks.

6.9 Explanation of the past, current and future important effects of the material change of production and operation environment, macro-policies and regulations on the Company's financial position and operating results

□Applicable √Inapplicable

6.10 Completion of the profit estimation

□Applicable √Inapplicable

6.11 Completion of the business plan

□Applicable √Inapplicable

6.12 Application of the raised proceeds

□Applicable √Inapplicable

Particulars about the change projects

□Applicable √Inapplicable

6.13 Application of the proceeds not raised through share offering

√Applicable □Inapplicable

Name of project	Amount of project	Progress of project	Earning of project
Lujiazui Xinjingyuan	RMB 290 million	The 1st stage has been sold completely and the 2nd stage has been completed in investment and will realize sales in March 2003.	Completed a profit of RMB 18.42 million in the 1st stage
The 2nd stage of Lujiazui Garden	RMB 830 million	District A has realized external sales. District B is under construction and is estimated to sell in the end of April 2003.	District A has recovered funds of RMB 493 million
Lujiazui Aifaxincheng	RMB 340 million	Is under construction	
Shanghai Pudong Binjiang Development Construction Investment Co., Ltd.	RMB 25 million	Is under the development in the early phase	
Total	RMB 1,485 million		

6.14 Explanation of the "Non-standardized Opinion" of Certified Public Accountants by the Board of Directors

□Applicable √Inapplicable

6.15 Business plan as of the new year of the Board of Directors (if has)

□Applicable √Inapplicable

Profit estimation of the new report year (if has)

□Applicable √Inapplicable

6.16 The preplan of the profit distribution and capitalization of capital public reserve of the Board of Directors

Audited by Ernst&Young Dahua Certified Public Accountants Co., Ltd. as per Chinese Accounting Standards, the net profit of the Company realized in 2002 was RMB 512,236,054.26, after deducting items of the appropriation of 10% as statutory public reserve and 10% as statutory welfare fund, 10% as discretionary surplus public reserve and the surplus public reserve of the subsidiary etc. totally amounting to RMB 147,835,448.24 and deducting the welfare funds appropriated by foreign investment subsidiaries amounting to RMB 289,418.82, adding the undistributed profit o the beginning of the year amounting to RMB 332,523,083.32, the distributable profit of the year was RMB 696,634,270.52. Based on the total share capital of 186,768.4 shares at the end of 2002, the Company planned to distribute cash RMB 0.5 for every 10 shares to all shareholders, which totally amounted to dividend of RMB 93,384,200. The balance of undistributed profit was carried down to the next year. The Company would neither to distribute bonus shares nor to convert public reserve into share capital. This preplan should be submitted to Shareholders' General Meeting for approval.

7. Significant Events

7.1 Purchase of assets

√Applicable □Inapplicable

Transaction parties and the assets purchased	Date of purchase	Purchase price	Contribution to net profit of the Company of the assets purchased from the year-beginning to the date of purchase	Related transaction or not	Principle of pricing
90% equity of Shanghai Software Industry Development Co., Ltd. held by the control shareholder	Aug. 20, 2002	RMB 9,000,000.00	The Company is in the period of reconstructing and constructing.	Yes	Agreement price
1.54% equity of Shanghai Shenyin & Wanguo Securities Co., Ltd. held by the control shareholder	June 14, 2002	RMB 43,724,527.92		Yes	Agreement price

7.2 Sales of assets

√Applicable □Inapplicable

Transaction parties and the assets sold	Date of sale	Sale price	Contribution to net profit of the Company of the assets sold from the year-beginning to the date of sale	Gains or losses from sale	Related transaction or not	Principle of pricing
Sell 55% equity of Shanghai Guangming Architecture & Decoration Co., Ltd. to the control shareholder	Aug. 20, 2002	RMB 6,169,174.24	RMB -636,047.35	RMB 4,105,777.05	Yes	Agreement price
Transfer 20% equity of Pingan Securities to Shenzhen International Trust Investment Company	Aug. 27, 2002	236,880,000.00	RMB -10,059,991.00	RMB 31,841,926.33	No	Agreement price

7.3 Important guarantee

√Applicable □Inapplicable

Unit: RMB'0000

Name of the Company guaranteed	Date of happening (date of signing agreement)	Amount of guarantee	Guarantee type	Guarantee term	Complete implementation or not	Guarantee for related party or not
Shanghai Zhangjiang High-Tech Zone Development Company	Dec. 31, 2001 (10750) Mar. 7, 2002 (10000) May. 31, 2002 (10000)	30750	Guarantee	Dec. 31, 2001 - Dec. 31, 2004	No	No
Shanghai China Enterprise Co., Ltd.	Aug. 28, 2001 (2000) Apr. 12, 2002 (2000) June 10, 2002 (3000)	7000	Guarantee	Aug. 28, 2001 - Aug. 15, 2003	No	No
Shanghai Lujiazui Finance & Trade Zone United Development Co., Ltd.	Apr. 29, 2002 (5500) July 29, 2002 (5000) Sep. 24, 2002 (7000)	17500	Guarantee	Apr. 29, 2002 - Sep. 23, 2003	No	Yes
Total amount of guarantee						42,500

extend the amortization year from 20 years to 30 years. After this accounting assessment changed, the net profit of the Company increased RMB 8,954,517.29 and retained income increased RMB 8,954,517.29. Among of them, the surplus public reserve at the year-end increased RMB 2,686,355.19 and non-distributed profit at the year-end increased RMB 6,268,132.10.

9.4 No change on consolidation scope compared with the latest annual report.

SHANGHAI LUJIAZUI FINANCE & TRADE ZONE DEVELOPMENT CO., LTD.
(incorporated in the People's Republic of China ("PRC"))
ANNOUNCEMENT

SHANGHAI LUJIAZUI FINANCE & TRADE ZONE DEVELOPMENT CO., LTD.
AND ITS SUBSIDIARIES (THE "GROUP")
(incorporated in the People's Republic of China ("PRC"))
ANNOUNCEMENT

The directors of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (the "Company") hereby announce the consolidated results of the Group for the year ended 31st December 2002 and the consolidated net asset value at that date which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

		Note	2002 RMB'000	2001 RMB'000
1	Consolidated results			
	Turnover	(b)	1,962,008	899,481
	Cost of sales		(1,347,407)	(656,945)
	Gross profit		614,601	242,536
	Loss on disposal of a subsidiary		-	*(10,796)*
	Gain on disposal of associated companies	(c)	40,530	-
	Net other operating income	(d)	54,537	35,119
	Selling expenses		(17,242)	(21,048)
	Administrative expenses		(84,233)	(98,107)
	Operating profit		608,193	147,704
	Finance income, net		15,113	24,817
	Share of losses of associated companies		(19,121)	(20,226)
	Profit before taxation		604,185	152,295
	Taxation			
	Company and subsidiaries	(e)	87,294	36,193
	Attributable to associated companies		790	394
	Deferred taxation		578	(6,491)
			(88,662)	(30,096)
	Profit after taxation		515,523	122,199
	Minority interests		(6,902)	(14,316)
	Profit for the year		508,621	107,883
	Earnings per share	(f)	RMB0.27	RMB0.06
2	Consolidated net asset			
	Consolidated net assets value as at 31st December		4,885,076	4,376,455
	Net asset value per share	(g)	RMB2.60	RMB2.34

SHANGHAI LUJIAZUI FINANCE & TRADE ZONE DEVELOPMENT CO., LTD.
AND ITS SUBSIDIARIES (THE "GROUP")
(incorporated in the People's Republic of China ("PRC"))
ANNOUNCEMENT

Notes:

(a) The above consolidated results were prepared in accordance with IFRS and audited by PricewaterhouseCoopers, Hong Kong. This basis of accounting differs from the one used to prepare the Group's PRC statutory accounts. The Group's PRC statutory accounts are prepared in accordance with the accounting principles and relevant regulations ("PRC accounting regulations") applicable to the companies comprising the Group and were audited by Da Hua Certified Public Accountants of Shanghai. The major differences between IFRS and PRC accounting regulations and their corresponding impact on the Group's consolidated results and consolidated balance sheet are summarised in note (j).

(b) Turnover

The Group's turnover for the year can be analysed as follows: -

	2002 RMB'000	2001 RMB'000
Sale of land by instalment	1,793,492	568,717
Sale of properties	168,516	330,764
	1,962,008	899,481

(c) Gain on disposal of associated companies

During the year, the group disposed of its investments in associated companies to certain third parties and Shanghai Lujiazui (Group) Company Limited, the ultimate holding company, at a total cash consideration of RMB239,155,000 and RMB6,169,000 respectively, which resulted in a gain of RMB36,424,000 and RMB4,106,000 respectively.

(d) Net operating income

	2002 RMB'000	2001 RMB'000
Rental income on investment properties	10,380	14,308
Realised/unrealised gains on trade investments	3,341	2,892
Dividend income	16,154	3,408
Relocation income, net of sales tax	12,875	-
Sales of relocation quarters	4,157	-
Other income	7,630	7,845
Write-back of impairment on investment properties	-	6,666
	54,537	35,119

SHANGHAI LUJIAZUI FINANCE & TRADE ZONE DEVELOPMENT CO., LTD.
AND ITS SUBSIDIARIES (THE "GROUP")
(incorporated in the People's Republic of China ("PRC"))
ANNOUNCEMENT

(e) PRC income tax of the Group is calculated based on the assessable profits of the companies comprising the Group for the year and the tax rates applicable to the respective companies.

(f) The calculation of earnings per share is based on the consolidated profit after taxation and minority interests for the year of RMB508,621,000 (2001: RMB107,883,000) and number of 1,867,684,000 shares (2001: 1,867,684,000 shares in issue during the year.

Earning per share is not diluted since the Group has no dilutive potential ordinary shares.

(g) The calculation of net asset value per share is based on the consolidated net asset value of the Group at 31st December 2002 of RMB4,885,076,000 (2001: RMB4,376,455,000) and number of 1,867,684,000 shares (2001: 1,867,684,000) in issue during the year.

(h) The board of directors recommends a final dividend of RMB0.5 per 10 shares totalling RMB93,384,000 which will be reflected as an appropriation of retained earnings for the year ending 31st December 2003.

(i) As at 31st December 2002, the Group has granted guarantees to various banks regarding facilities utilised by the following parties: -

		2002 RMB'000	2001 RMB'000
Shanghai Zhang Jiang Hi-Tech Park Development Company Limited ("Zhang Jiang")	(i)	307,500	223,000
Shanghai Zhang Jiang Group Company Limited ("Zhang Jiang Group Co")			207,500
China Enterprise Stock Company Limited ("China Enterprise")	(ii)	70,000	422,000
Total		377,500	851,500

(i) Zhang Jiang is a company listed on the Shanghai Stock Exchange which is an unrelated third party to the Group. Zhang Jiang Group Co. is the ultimate holding company of Zhang Jiang. During the year, the companies have entered into an cross-guarantee arrangement in the region of RMB308 million jointly with Zhang Jiang and Zhang Jiang Group Co.

(ii) China Enterprise is a company listed on the Shanghai Stock Exchange which is an unrelated [illegible]

III. Total shares	186,768.4						186,768.4

4.2 Statement of shares held by the top ten shareholders

Total number of shareholders at the end of report year	175,190 shareholders (Including 65,014 shareholders of B-share)					
Particulars about shares held by the top ten shareholders						
Full name of Shareholders	Increase / decrease in the report year (share)	Holding shares at the year-end (share)	Proportion (%)	Type of shares (Circulating / Non-circulating)	Number of share pledged / frozen (share)	Nature of shareholders (State-owned shareholder / foreign shareholder)
SHANGHAI LUJIAZUI GROUP CO., LTD. (Authorized operation)	0	1,129,940,000	60.5%	Non-circulating	0	State-owned legal person shareholder
SHANGHAI INTERNATIONAL TRUST & INVESTMENT CORPORATION	0	58,800,000	3.15%	Non-circulating	0	Legal person shareholder
CORE PACIFIC - YAMAICHI INTERNATIONAL (H.K.) LTD.	80,240	9,847,104	0.53%	Circulating	Unknown	Foreign shareholder
SHENYIN WANGUO SECURITIES CO., LTD.	0	8,820,000	0.47%	Non-circulating	0	Legal person shareholder
NAITO SECURITIES CO., LTD.	1,297,588	8,628,075	0.46%	Circulating	Unknown	Foreign shareholder
TOYO SECURITIES ASIA LTD. A/C CLIENT	-1,150,116	8,254,947	0.44%	Circulating	Unknown	Foreign shareholder
THE NOMURA SECURITIES CO. LTD.	-552,153	5,317,505	0.28%	Circulating	Unknown	Foreign shareholder
WANG SHANG KEE &/OR CHIN WAN LAN	380,895	4,090,591	0.22%	Circulating	Unknown	Foreign shareholder
DONG WU SECURITIES	2,385,870	3,108,982	0.17%	Circulating	Unknown	Legal person shareholder
HONGKONG SUCCESS LTD.	0	2,713,886	0.15%	Circulating	Unknown	Foreign shareholder
Explanation on associated relationship among the top ten shareholders or consistent action	Among the top ten shareholders, there exists no associated relationship among the shareholders of A-share. The No. 3, 5, 6, 7, 8, 10 shareholders are ones of B-share. The Company whether there exists associated relationship.					

4.3 Particulars about controlling shareholders and actual controller of the Company

4.3.1 Particulars about change in controlling shareholders and actual controller of the Company

□Applicable √Inapplicable

4.3.2 Introduction of especial situation for controlling shareholder and other actual controller

The controlling shareholder of the Company is Shanghai Lujiazui Group Co., Ltd., who is a company authorized by the state. Its legal representative is Kang Huijun; date of foundation is in Aug. 1990; registered capital is RMB 1.7432 billion; business scope: development and operation of real estate, basic municipal establishment, building and investment, investment consultation, entity investment, domestic trading, management and operating of assets, and information, etc.

5. Particulars About Directors, Supervisors, Senior Executives

5.1 Particulars about changes in shares held by directors, supervisors and senior executives

Classified according to industry or product	Income from core business	Cost of core business	Gross profit ratio (%)	Increase / decrease of income from core business compared with the previous year (%)	Increase / decrease of cost of core business compared with the previous year (%)	Increase / decrease of gross profit ratio compared with the previous year (%)
Transfer of land use right	1,938,379,178.96	1,177,230,637.17	39.27%	203.76%	224.43%	-8.97%
Estate sales	177,128,318.50	168,279,485.82	5.00%	-48.98%	-41.88%	-69.90%
Real estate lease	26,608,962.06	20,644,255.25	22.42%	102.66%	-41.84%	113.16%
Including: related transaction						
Rule of pricing of related transaction						
Explanation of necessity and durative of related transaction						

6.3 Particulars about core business classified according to area

Area	Income from core business	Increase / decrease of income from core business compared with the previous year (%)
Shanghai	2,153,476,459.52	115.56%

6.4 Particulars about the customers of purchase and sales

Total amount of purchase of the top five suppliers		Proportion in the total amount of purchase	
Total amount of sales of the top five sales customers	1,032,739,230.19	Proportion in the total amount of sales	47.96%

6.5 Operation of share-holding companies (applicable to the situation of investment equity's taking over 10% of net profit)

□Applicable √Inapplicable

6.6 Explanation of reason of material change of core business and its structure

√Applicable □Inapplicable

In the proportion of core business, the proportion of transfer of land use right increased obviously, which was mainly because that under the good trend of real estate market of the report period, the Company reinforced the lease business of land use right and the land lease of commercial office buildings gained the growth with breakthrough.

6.7 Explanation of reason of material change of profitability capability of core business (gross profit ratio) compared with the previous year

√Applicable □Inapplicable

In the report period, the gross profit ratio of real estate sales decreased by a relatively big margin, which was mainly because that the main project under this item, namely the 1st stage of Lujiazui Garden has been into the end phase in the report year, while the newly added project in the report year, namely the 1st stage of Xinjingyuan belonged to middle and low class building and thus the gross profit ratio was lowered than the 1st stage of Lujiazui Garden.

Total balance of guarantee	55,250
Including: Total balance of related guarantee	17500

7.4 Current related credits and liabilities

Unit: RMB'0000

Related party	Provided capital for related party		Related party provided capital for listed company	
	Occurred amount	Balance	Occurred amount	Balance
Shanghai Lujiazui Properties Management Co., Ltd.	496	496		
Shanghai Lujiazui Real Estate Broker Co., Ltd.	21	21		
Shanghai Yuqiao Development Co., Ltd.	-200	890		
Shanghai Lujiazui (Group) Co., Ltd.			1932	5697
Shanghai Lujiazui Dongcheng Development Co., Ltd.			404	958
Total	317	1407	2336	6655

7.5 Entrusted financing

□ Applicable √ Inapplicable

7.6 Implementation of projects committed

□ Applicable √ Inapplicable

7.7 Significant lawsuit and arbitration

□ Applicable √ Inapplicable

7.8 Particulars about the performance of obligations of Independent Directors

√ Applicable □ Inapplicable

In the report period, the independent directors of the Company could independently performed their duties according to Guide Opinion for Establishing Independent Directors System in Listed Company promulgated by CSRC and Articles of Association of the Company. The two directors could carry out investigation and study of the Company, master the operation and development of the Company dynamically in time, make good suggestion on it, push actively the normative operation and well-ordered development, play the full role of independent directors. They totally attended 6 meetings and expressed independent opinions on significant related transactions.

8. Report of the Supervisory Committee

The Supervisory Committee believed that the Company operated according to laws and there existed no problems in terms of the financial status, use of raised capital, purchase and sale of assets and related transactions of the Company.

9. Financial Report

9.1 Auditor's Opinion

Ernst & Young Dahua Certified Public Accountants and PricewaterhouseCoopers Certified Public Accountants audited and issued standard auditor's report with non-reservation opinion.

9.2 Consolidated and parent company's balance sheet, profit statement and cash flow statement in a compared way (attachment)

9.3 Detail explanation on change of accounting assessment and settlement method

According to the 3rd meeting of the 6th Board of Directors of the Company held on Apr. 16, 2003, to made the amortization year of leased property reflect the actual status of the income from property's lease and cost burden and the actual usable year of leased properties, the Company decided to

(ii) China Enterprise is a company listed on the Shanghai Stock Exchange which is an unrelated third party to the Group. During the year, the Company has entered into such cross-guarantee arrangement in the region of RMB70 million with China Enterprise.

(iii) The directors have carried appropriate reviews of the financial position of the companies in respect of which bank guarantees have been provided by the group and are of the view that the crystallisation of the contingent liabilities in the forseeable future is remote.

In addition, Shanghai Lujiazui (Group) Company Limited, the ultimate holding company, has provided a counter-indemnity to the Group in respect of the guarantee given in favour of China Enterprise and Zhang Jiang.

SHANGHAI LUJIAZUI FINANCE & TRADE ZONE DEVELOPMENT CO., LTD. AND ITS SUBSIDIARIES (THE "GROUP")

(incorporated in the People's Republic of China ("PRC"))

ANNOUNCEMENT

(j) The impact of International Financial Reporting Standard (IFRS) on the PRC statutory financial statements are as follows: -

	Consolidated profit after taxation and minority interest but before appropriation 2002 RMB'000	2001 RMB'000	Consolidated net assets 2002 RMB'000	2001 RMB'000
In accordance with PRC statutory accounts	512,236	117,517	4,843,912	4,420,846
Timing difference of amortisation of pre-operating expenses	(737)	3,604	(737)	-
Exchange difference arising from the translation of profit and loss account and foreign currency denominated assets and liabilities	696	(15)	(1,737)	(1,041)
Elimination of unrealised profit on transactions between the Company and an associated company	-	-	(1,927)	(1,927)
Realised/unrealised gains on trade investments	538	(9,892)	538	-
Reversal of unrealised gain on sales of a land	-	-	(11,195)	(11,195)
Difference in the calculation of minority interests	-	6,095	(17,660)	(17,660)
Timing difference in the recognition of final dividends	-	-	93,384	-
Realisation of interest capitalised upon disposal of a subsidiary	-	(31,490)	-	-
Timing difference in amortisation of land use rights	(1,175)	-	(1,175)	-
Provision for staff welfare and bonus	(289)	(4,795)	-	-
Others	(2,080)	7,494	(3,397)	1,894
Tax adjustments	(578)	6,491	3,590	4,168
Effect on minority interests as a result of the above adjustments	10	10,874	(18,520)	(18,530)
As restated after IFRS adjustments	508,621	107,883	4,885,076	4,376,455

Stock code: A share: 600663, B share: 900932

Short form of stock: Lujiazui

No.: L 2003-003

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. Public Notice on the 6th Meeting of the 3rd Board of Directors and Holding of 2002 Shareholders' General Meeting

The 6th meeting of the 3rd Board of Directors of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as "the Company") was held in the conference room of the Company on April 16, 2003. Seven directors should be present and actually seven directors attended the meeting and Chairman of the Board Kang Huijun presided at the meeting. Supervisors and partial senior executives of the Company attended the meeting as nonvoting delegates, which was in compliance with the relevant regulations of Company Law and Articles of Association. After seriously examined by the present directors, the meeting approved the following proposals:

I. 2002 Annual Report and its Summary

II. 2002 Work Report of the Board of Directors

III. 2002 Financial Settlement Report

IV. 2003 Financial Budget Report

V. 2002 Profit Distribution Preplan

Audited by Ernst&Young Dahua Certified Public Accountants Co., Ltd. as per Chinese Accounting Standards, the net profit of the Company realized in 2002 was RMB 512,236,054.26, after deducting items of the appropriation of 10% as statutory public reserve and 10% as statutory welfare fund, 10% as discretionary surplus public reserve and the surplus public reserve of the subsidiary etc. totally amounting to RMB 147,835,448.24 and deducting the welfare funds appropriated by foreign investment subsidiaries amounting to RMB 289,418.82, adding the undistributed profit of the beginning of the year amounting to RMB 332,523,083.32, the distributable profit of the year was RMB 696,634,270.52. (As per the auditing results of PricewaterhouseCoopers Certified Public Accountants, the distributable profit of the report year was RMB 863,505,000. Adopting the auditing results as per domestic standards according to the principle of taking the lower amount). Based on the total share capital of 186,768.4 shares at the end of 2002, the Company planned to distribute cash RMB 0.5 (tax included) for every 10 shares to all shareholders, which totally amounted to RMB 93,384,200. The balance of undistributed profit was carried down to the next year. The Company would neither to distribute bonus shares nor to convert public reserve into share capital.

VI. Proposal on Amendment of Articles of Association

The former Article 13 of Articles of Association was changed into: Business scope of the Company is: development, operation, sales, lease and agency of real estate; development construction, breaking and remove, engineering contract and decoration and equipments installation of municipal public infrastructures; advertisement, storage, restaurants and commerce; project investment inside and outside the Zone, transportation inside the city and technology consultation.

The former Article 139 was changed into: Shareholders' General Meeting of the Company authorizes the Board of Directors to exercise the decision-making right of investment not exceeding 10% of net assets of the Company (the net assets is based on the latest amount as audited). To ensure the work efficiency of the Board of Directors, after gaining agreement from the Board of Directors, the Shareholders' General Meeting authorizes Chairman of the Board to exercise the decision-making right of short-term investment with individual investment not exceeding 5% of the net assets of the Company and the investment situation should report to the Board of Directors periodically. Those operating activities that exceed the aforesaid scale should be approved by Shareholders' General Meeting of the Company.

VII. Proposal on Change of Accounting Estimation of Amortization Policy of Lease House of the Company.

In order to make the amortization year of lease properties better reflect the actual situation of properties lease income and cost burden and actual available use year of lease properties, the Board decided to postpone the original amortization year from 20 years to 30 years. After the change of this accounting estimation, the net profit of the Company increased by RMB 8.95 million in the report period, approximately taking 1.74% of the net profit of the report year.

VIII. Proposal on Application for Loan Credit Line from the Bank

According to actual capital need situation of routine operation business and reinvestment projects, the Company planned to apply for loan credit line accumulatively amounting to RMB 1,500 million from the banks of Shanghai Branch of Industrial and Commercial Bank of China and Pudong Development Bank etc. with the term of one year calculated from the date of fully loaned. Simultaneously, the Board of Directors authorized Chairman of the Board to sign all legal documents of relevant loans in the scope of the aforesaid credit line.

IX. Proposal on Establishment of Strategy, Salary and Remuneration and Examination Committee of the Board of Directors

Members of Strategy Committee of the Board of Directors: 7

Director Committeeman: Kang Huijun

Committeemen: Zhu Guoxing, Qian Jiahong, Wang Yagu, Qu Chengkang, Yao Xitang and Huang Xixiong

Members of Salary and Remuneration and Examination Committee: 3

Director Committeeman: Yao Xitang

Committeemen: Kang Huijun and Huang Xixiong

X. Proposal on Engagement of Certified Public Accountants

Decision of renewal of Dahua Certified Public Accountants Co., Ltd. as 2003 domestic auditor and renewal of Hong Kong PricewaterhouseCoopers Certified Public Accountants as 2003 international auditor.

XI. Proposal on Adjustment of Annual Allowance of Independent Directors of the Company

The Board proposed to adjust the independent allowance standard to RMB 50,000 (tax included) with consideration of actual situation of Shanghai area and the development of the Company.

XII. Proposal on Continuous Provision of Guarantee of RMB 175 million for Holding Subsidiary

Shanghai Lujiazui Finance & Trade Zone United Development Co., Ltd. is the holding subsidiary of the Company. This loan has always been guaranteed by the Company and shall expire in Sept. 2003 (for details, please refer to significant guarantee of Annual Report of Summary 7.3). The Company would like to continue to provide guarantee for this loan. Simultaneously, in order to raise the work efficiency of the Board of Directors, the Board of Directors of the Company authorized Chairman of the Board to implement procedures of renewal of guarantee under the premise of not increasing the total amount of guarantee. Ended the end of the report period, the total amount of external guarantee was RMB 552.5 million, taking 11.4% of the net assets.

XIII. Proposal on Purchase of Remove Commercial House from Holding Shareholders (for details, please refer to public notice of related transaction)

There were totally seven directors in the Company, including four internal related directors, two independent directors and one external director. To ensure the validity of the resolutions of the Board, the related directors did not slide over the issue voting but the related directors declared as follows: to participate in the voting of this related transaction on behalf of interests of all shareholders so as to ensure that the related transaction will not damage the interests of the Company and all shareholders. The seven directors of the Company approved the proposal of this related transaction conformably. Two independent directors published declaration of independent directors on the related transaction and held positive opinion on this transaction.

The Board of Directors decided to hold 2002 Shareholders' General Meeting on June 18, 2003 with relevant issues published as follows:

I. Proposals of Shareholders' General Meeting

1. 2002 Work Report of the Board of Directors
2. 2002 Work Report of the Supervisory Committee
3. 2002 Financial Settlement Report
4. 2002 Profit Distribution Preplan
5. Proposal on Amendment of Articles of Association
6. Proposal on Application for Loan Credit Line from the Bank
7. Proposal on Adjustment of Annual Allowance of Independent Directors of the Company
8. Proposal on Renewal of Certified Public Accountants

II. Relevant issues of Shareholders' General Meeting

1. Time of meeting: 9:30 A.M. of June 18, 2003 (Wednesday)
2. Place of meeting: be published later depending on the registration situation
3. Present objects of meeting:

(1) Shareholders of A share registering on book of Shanghai Branch of China Securities Registration Settlement Company after closing market on the afternoon of June 3, 2003 and shareholders of B share registering on book after closing market on the afternoon of June 5, 2003 (the last trading day of B share was June 3) or their proxies.

(2) Directors, supervisors and other senior executives of the Company

4. Registration way of meeting:

(1) Public shareholders transact the registration with Shareholder's Account Card and ID Card (or certificate of their units) and those who entrust others to attend the meeting should at the same time transact registration with Authorization Proxy and Proxy's ID Card. Shareholders abroad or in other places can register by means of letters or fax (letters or fax should reach before June 6 and should provide detailed and clear copies of Shareholder's Account and ID Card and specific contact way necessary for communications).

(2) Legal person's shareholders transact registration with Shareholder's Account Card, Legal Person's Representative Proxy and Proxy ID Card.

(3) Time of registration: 9:00-16:00 of June 6, 2003

(4) Place of registration: Pudong Yuanshen Sports Center (address: No. 1458 of Zhangyang Road)

Traffic: Bus No. 589, 621, 626, 630, 783

5. Other issues of meeting:

(1) The term of this Shareholders' General Meeting is half a day. Presents will not delivered and the present people deal with the accommodation by themselves.

(2) Contact Way of Secretariat of Shareholders' General Meeting:

Address: No. 981, Pudong Avenue, Pudong New District, Shanghai

Post Code: 200135

Tel: (8621)58878888-529

Fax: (8621)58873688

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Apr. 18, 2003

Attaching: Sample of Authorization Proxy

Authorization Proxy

I/We hereby appoint Mr./Ms. __________ as my (individual)/our proxy to attend the 2002 Shareholders' General Meeting of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. and exercise voting right on my/our behalf.

Signature of consigner: Identity Card no. of Consigner:
Shares held by Consigner: Securities Account no. of Consigner:
Signature of Consignee: Identity Card no. of Consignee:
Date of Consignation:

Stock Code: A-share 600663, B-share 900932

Short Form of the Stock: Lujiazui

No.: L 2003-004

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. Public Notice on Related Transaction

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) and its Board members individually and collectively accept responsibility for the correctness, accuracy and completeness of the contents of the public notice and confirm that there are no material omissions nor errors which would render any statement misleading.

I. Outline of the Related Transaction

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) signed Agreement on Purchasing Land of Commercial Housing to be Relocated with Shanghai Lujiazui (Group) Co., Ltd. in the Company dated April 10, 2003, with amounting to RMB 22.189 million.

Shanghai Lujiazui (Group) Co., Ltd. is the controlling shareholder of the Company, who held 60.05% equity of the Company, thus, this transaction belongs to the related transaction.

The Company has seven directors, including four internal related directors, two independent directors and one external director. The related directors haven't avoided the voting in order to ensure the validity of the resolution of the meeting. Moreover, the related directors declared to vote on behalf of the whole shareholders and ensure the related transaction imposing no harming on the interests of the Company and the whole shareholders. All directors of the Company unanimously agreed and approved this related transaction. Two independent directors expressed the declaration of independent director on the related transaction and held an agreeable opinion.

II. Introduction to the related parties

Name of the related party: Shanghai Lujiazui (Group) Co., Ltd.

Date of foundation: Aug. 29, 1990

Address; No. 981, Pudong Av. Shanghai

Corporate type: Limited Company (state-owned sole corporation)

Legal representative: Kang Huijun

Registered capital: RMB 1,743.2 millon

History evolution: Shanghai Lujiazui (Group) Co., Ltd. is transformed from Shanghai Lujiazui Finance & Trade Zone Development Company, who was reformed in Dec. 1997 approved by Municipal People's Government of Shanghai. Shanghai Lujiazui (Group) Co., Ltd. is one of the sixty-two conglomerates authorized and supported by the People's Municipal Government of Shanghai. Its chief responsibility is to develop the land in large tracts, to run comprehensive businesses and to take care of the co-ordination work within the Lujiazui Finance & Trade Zone.

Business scope: Development and operation of real estate, basic municipal establishment, building and investment, investment consultation, entity investment, domestic trading, management and operation of assets, and information, etc.

In 2001, the major financial indexes of the Company (as audited): net assets of RMB 4.264 billion and net profit of RMB 1.377 million.

III. Main contents of Contract of Related Transaction

In order to support development of listed company, the controlling shareholder agreed to sell the original surplus housing to be relocated amounting to 151 sets (the building areas of 9721.53 square meters and the total funds of purchasing houses was about RMB 22.189 million) to the Company; which is used for standby of housing to be relocated in Century Avenue. The said funds will be paid within ten workdays after signature of the Agreement once only.

IV. The pricing policy of the Contract

According to the opinion of Ernst & Young Dahua Certified Public Accountants, the transfer price of the said housing is calculated based on the sum of the controlling shareholder's book value and the relevant business tax and extra. The two parties negotiated and came to an agreement: to plan sell the aforesaid housing based on the price of RMB 2282.47 per sq. m., amounting to RMB 22.189 million.

V. Objective of Related Transaction and Influence from this Transaction.

The two sides of Century Avenue belong to full-blown residential area, which the Company plans to development. At present, the source of commercial housing is lack that the market supplied to residenter in this district. In order to continually promote the area development of Lujiazui Finance & Trade Zone and supply the development of listed company, the controlling shareholder agreed to sell the aforesaid surplus housing to the Company, profitably ensured the implementation of the land prophase development of the Company, and created positive condition for inviting outside investment of the land.

VI. Opinion of Independent Directors

The two Independent Directors of the Company deemed the vote procedure of this transaction is in accordance with relevant provisions of the Company Law as well as the Articles of Association of the Company. The transaction complied with tenet of open, fair and just. It will benefit the Company in its long-term development. Both of the two independent directors positively support this transaction.

VII. List of Documents Available for Reference

1. Resolution of the Board of Directors and Opinion affirmed by personal signatures of Independent Directors;
2. Confirmation Letter of Price audited by Certified Public Accountants;
3. Agreement of Purchasing House

Board of the Directors of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Apr. 18, 2003

Stock Code: A-share 600663, B-share 900932

Short Form of the Stock: Lujiazui

No.: L 2003-005

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. Public Notice on Resolutions of the 6th Meeting of the 3rd Supervisory Committee

Please be advised that the 6th meeting of the 3rd Supervisory Committee of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) was held in the meeting room of the headquarter of the Company on Apr. 16, 2003. 3 supervisors who should be present attended the meeting. The meeting was presided by Chairman of the Supervisory Committee, Yan Jun in conformity with relevant regulations of Company Law and Articles of Association. The meeting examined and approved the following resolutions:

1. 2002 Annual Report and Summary of the Company;
2. 2002 Work Report of the Supervisory Committee;
3. Proposal on the Company's Purchasing Removing Commercial Houses from the Control Shareholder;

The Supervisory Committee believed that the voting of the procedure of the transaction is legitimate and the pricing of the transaction is reasonable in accordance with the principle of publicity, fairness and justness. The transaction helped the Company resolve the difficulty of the resource shortage of removing commercial houses.

4. Proposal on Accounting Assessment of Amortization Year of Leased Real Estate of the Company;

The Supervisory Committee believed that the change of this accounting assessment made the amortization year of the leased real estate reflect more accurately the actual status of the income from property lease and cost burden and supply more accurately the accounting information of the operation result of the Company in conformity with the present enterprise accounting system policy.

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Apr. 18, 2003

雙魚 DOUBLE FISH 選擇雙魚 成就冠軍
CHINESE OLYMPIC COMMITTEE
中國奧委會乒乓器材供應商
中國廣州雙魚集團 www.doublefish.com

體育 1

責任編輯：孫紹豪　美術設計：劉國光

蘇甘保紅牌被逐出場
曼聯2:2追和阿仙奴

▲阿仙奴的皮里斯(上)比曼聯的後衛布朗快一步鏟（美聯社）

▶曼聯的傑斯爲球隊扳平後，戰意更旺盛（美聯社）



▲阿仙奴的法國球星亨利(左)盤球推進，被他的同胞、曼聯的施維斯達攔截（美聯社）

【本報訊】據美聯社倫敦十六日消息：英格蘭超級足球聯賽榜首的競爭仍然激烈，阿仙奴與曼聯在星期三都未能作出決定性的一擊，雙方在高貝利球場以二比二平手收場。這場比賽被標誌爲英格蘭足球本球季盟主之戰的前奏，兩隊無論何方勝出，都是向錦標邁出一大步。

目前的形勢是：曼聯領先阿仙奴三分，但是阿仙奴少打一場，並且在得失球差領先一球。

曼聯的荷蘭前鋒雲尼斯達羅在開賽二十四分鐘爲球隊取得領先優勢，他在左路扭過後衛蘇甘保與基昂，在離門八碼點射球入網。曼聯首開紀錄也是合理的，因在上半場壓着阿仙奴猛攻。

法國球手亨利在五十一分鐘憑一個幸運球爲阿仙奴扳平。當時艾殊利高爾在禁區邊起腳施射，皮球射中站在禁區的亨利後改變方向入網。曼聯的法國門將巴夫斯來不及撲救。

亨利問題球建功

十一分鐘後，亨利爲阿仙奴反超前。他中路盤球挺進，離門十五碼起腳施射，打破他的法國國家隊隊友的十指關。但是從電視錄影帶翻看，顯示亨利是越位在先。

阿仙奴的暫時領先只有六十六秒。傑斯的頭槌打破阿仙奴的防線，他接蘇斯克查的妙傳跳頂皮球彈地入遠柱，令門將泰萊無機會撲救。

八十二分鐘，阿仙奴的蘇甘保與蘇斯克查爭奪控球時，被球證指出肘撞擊對手，被紅牌逐出場。雙方在今仗也有主要球員缺陣，英格蘭球星中場碧咸在曼聯領隊費格遜的陣容中，只列作後備，其位置由蘇斯克查頂替。阿仙奴門將施文也因患感冒沒有披甲上陣。

體測順利過　華朗對

【本報訊】據法新社英格……特十六日消息：英格蘭超級……曼聯的中場華朗，經過體能測……利過關，將可以參加下星期三……軍杯對皇家馬德里的賽事。……奧脫福球場進行。

英超聯賽積分榜

（截至四月十七日）

排名	球隊	賽	勝	和	負	得	失	球差	積分
1	曼聯	34	21	8	5	63	31	32	71
2	阿仙奴	33	20	8	5	69	36	33	68
3	紐卡素	33	19	4	10	57	43	14	61
4	車路士	33	17	9	7	60	32	28	60
5	愛華頓	33	16	8	9	43	38	5	56
6	利物浦	33	15	10	8	49	35	14	55



英傳媒點評曼阿之戰

【本報訊】新浪網北京十七日消息：阿仙奴在主場與曼聯進行的英超聯重量級賽事戰成二比二平，這樣阿仙奴在少賽一場的情況下還落後曼聯三分，本賽季英超聯賽的冠軍歸屬仍然是一個未知數。這場比賽除了四粒進球之外，裁判的誤判也引起了很大的爭議。賽後，英國媒體對這場比賽進行了點評。

路透社文章稱，阿仙奴和曼聯的比賽雖然很精采，但最終卻演變成了一場火花四濺的動粗比賽，最終這場鬧劇在平局中結束。路透社稱，亨利的兩粒入球都很幸運，比賽快結束時場面很醜陋，蘇甘保因爲肘擊蘇斯克查直接被紅牌罰下，這意味着蘇甘保可能會遭受至少停賽三場的處罰。

天空體育台的標題是：「平局使得曼聯阿仙奴積分未拉大」。文章稱，這場比賽雙方實力相當、場面精采紛呈，但結果卻是一場不分勝負的平局。這場被視作決定本賽季英超冠軍歸屬的大戰顯示出阿仙奴並不想放棄冠軍獎杯，同時曼聯更是對重新獲得聯賽第一虎視眈眈。唯一令人遺憾的場面是蘇甘保得到了本賽季第二張紅牌，主裁判認爲他肘擊蘇斯克查的動作是故意的。

《太陽報》指出，亨利的第二粒入球看起來已經越位在先，但主裁判卻並沒有做出入球無效的表示，阿仙奴在主場幸運地拿到了一分，但還落後曼聯三分，餘下的英超聯賽的冠軍爭奪將更加激烈。

亨利幸運入第二球

《獨立報》點評文章的標題是：「傑斯挽救曼聯、費格遜喜形於色」。文章稱，由於曼聯和阿仙奴戰成平局，這意味着球迷還要等待餘下的比賽才知道誰將成爲本賽季的英超冠軍。但費格遜在賽後歡喜異常的表情說明，曼聯目前更加自信。也許令雲加最不高興的並非傑斯最終將比分追平，而是蘇甘保被紅牌罰下。亨利的兩粒入球並非經典，第一粒主要感謝艾殊利高爾，第二粒是越位在先，邊裁對這一誤判負有主要責任，但這位邊裁很幸運，因爲傑斯很快扳平了比分，否則這場比賽的結果將令人質疑。

《鏡報》的標題是「曼聯逼平阿仙奴英超冠軍爭奪懸而未決」。文章稱，阿仙奴少賽一場目前落後曼聯三分，所以雙方最終誰能奪取聯賽冠軍讓人不敢妄下賭注，但費格遜顯然對這場平局比較滿意，畢竟曼聯是客場作戰，而且現在領先的主動權握在曼聯手中。

皇馬之戰能上陣

格蘭，曼徹斯
足球聯賽球隊
測試後取得順
二歐洲聯賽冠
場比賽將在

這名二十八歲的阿根廷球員，上月對列斯聯一役中膝韌帶受傷。由於史高斯在半準決賽次回合賽事被罰停賽，華朗的復出將非常關鍵。曼聯在首回合以一比三暫時落後這支西班牙球會。



▲阿仙奴的蘇甘保（左）因鬧静，被球證哈利斯（右）出示紅牌逐出場　（美聯社）

7	布力般流浪	33	14	10	9	43	37	6	5[illegible]
8	熱刺	33	13	8	12	47	47	0	4[illegible]
9	米杜士堡	33	12	10	11	42	35	7	4[illegible]
10	査爾頓	33	13	7	13	41	46	-5	4[illegible]
11	修咸頓	32	11	12	9	35	33	2	4[illegible]
12	曼城	33	12	6	15	40	51	-11	4[illegible]
13	列斯聯	33	11	5	17	46	48	-2	3[illegible]
14	阿士東維拉	33	10	8	15	36	40	-4	3[illegible]
15	富咸	33	10	8	15	35	46	-11	3[illegible]
16	伯明翰	33	10	8	15	31	44	-13	3[illegible]
17	保頓	33	8	11	14	36	48	-12	3[illegible]
18	韋斯咸	33	7	11	15	37	56	-19	3[illegible]
19	西布朗	33	5	6	22	22	52	-30	2[illegible]
20	新特蘭	33	4	7	22	20	54	-34	1[illegible]

三比一淘汰拉素

羅馬決賽惡鬥米蘭

【本報訊】據美聯社羅馬十六日消息：意大利甲組足球隊羅馬，星期三在意大利杯四強賽，以兩回合計三比一擊敗勁敵拉素，將與AC米蘭在決賽爭奪此項錦標。

蒙迪拿一球奠勝基

羅馬在次回合賽事，憑下半場換入的後備蒙迪拿的入球，以一比〇勝出，再加上首回合以二比一領先淘汰了拉素。

第二回合的入球是在開賽五十六分鐘。拉素門將馬基茲安尼接球失誤，被蒙迪拿從一碼點近門篤入。當時馬基茲安尼首先未能接穩羅馬的阿根廷後衛森美爾的強勁頭球攻門，早已伏兵城下的蒙迪拿輕易「執死雞」建功，蒙迪拿在這場羅馬打比戰射入他的第八個入球。

拉素在上半場曾製造一個入球黃金機會，羅馬門將比列斯素利無法沒收一個長傳球，皮球落在阿根廷射手盧比斯的腳下，他在無人看管下頭槌頂向空門，但是皮球卻中柱彈出界。

兩隊的射手球星盡出，但是未能產生很多埋門機會。包括托迪、史坦高域、盧比斯、蒙迪拿。史坦高域在補時階段（九十三分鐘）取得入球，但被球證哥連拿指越位在先。意大利杯是羅馬本季餘下唯一奪標機會，它在甲組足球聯賽已無緣角逐，歐洲聯賽冠軍杯也被淘汰出局。



（美聯社）

▲羅馬射手蒙迪拿入球後興高采烈　（路透社）

◀西班牙網球手哥斯達在底線反手抽擊　（美聯社）

計劃買斷李鐵

愛華頓邀遼足赴英商談

【本報訊】據新浪網北京十七日消息：曠日持久的李鐵永久轉會一事近日有望水落石出。昨天，遼足俱樂部代總經理張曙光向記者透露，他們目前已接到來自愛華頓發來的邀請俱樂部相關人士赴英談判李鐵永久轉會的信函。據悉此次談判大任由遼足俱樂部董事長曹國俊擔當。

近日從英國媒體傳出，因愛華頓與遼寧方面談判受阻，李鐵近兩場比賽竟被愛華頓打入「冷宮」，一直作壁上觀。昨日當記者就此事向遼足俱樂部代老總張曙光求證時，他卻連聲表態：「決不可能。」張曙光直言，遼足俱樂部一直沒有和愛華頓方面接觸，所以不可能因談判一事影響到李鐵的上場機會。

否認李鐵被打入「冷宮」

不過，不久前愛華頓主席卡特曾借訪問中國之機，通過經紀人和遼寧俱樂部方面取得過聯繫，但是遼足俱樂部一直對此次接觸諱莫如深。據悉，遼足這種回避的態度主要是緣於在李鐵的永久轉會費上一直拿捏不定。當初簽訂的合同中，關於李鐵正式轉會費的金額範圍早已確定，而隨着李鐵在英超的價值不斷攀升，遼足俱樂部已不滿足當初定下的轉會費，所以雙方在李鐵的轉會費金額方面存在着相當大的分歧。

此次，李鐵突然被放在冷板櫈上，有人分析可能是愛華頓方面想借此壓價。「我想這個不大可能吧，李鐵如果因此造成狀態不好，對雙方俱樂部都沒好處。」張曙光如是說道。

當被記者問及，誰將擔任此次談判「特使」時，張曙光稱目前還沒確定。但記者隨後從遼足俱樂部內部獲悉，曹國俊近期將訪問英國，這不得不讓人把曹國俊的此次英國之行與談判李鐵轉會聯繫在一起。

諾文網賽反勝古爾頓

【本報訊】據美聯社摩納哥．蒙地卡羅十六日消息：瑞典網球手諾文星期三在蒙地卡羅網球大師賽反敗爲勝，在第二圈以一比六、七比五、六比二淘汰這項賽事的兩屆冠軍、巴西的古爾頓。此項比賽總獎金爲二百六十二萬美元。

雖然古爾頓力救三個決勝分，但他在底線試圖放出短球時失誤。衛冕的西班牙球手費雷羅經過苦戰後，以三比六、六比三、七比五擊敗同胞曼堤拿。去年的亞軍莫亞以直落兩盤六比四擊敗南非的賀拉拿。在星期三的其他第二輪賽事，前法國與澳洲公開賽冠軍、俄羅斯的卡費歷哥夫以六比三、三比六、二比六輸給芬蘭的尼米寧。

拉斯達爾正式離列斯聯

■前列斯聯主席拉斯達爾已中斷與這個英聯球會的一切關係。列斯聯星期四向證券交易宣布，拉斯達爾已退出球會上市公司及球會。他是在兩星期前辭去主席之職，因是他出售多名主要球員及球隊成績差

意足總改革聯賽有進展

■新華社羅馬十六日消息：意大利球協會副主席阿貝特十六日在羅馬表示經過數月的激烈爭論，意大利足協與代意大利甲組和乙組三十八支足球俱樂部利益的大利足球聯盟在足球改革問題上「立場有所接近」。

雙方同意，改革後的意大利乙組聯賽球隊從目前的一個組分爲兩個組，但每組的球隊數目尚待確定。新的賽制將從二〇〇五年至二〇〇六年賽季開始執行。

（綜合外電十七日消息）

(up to page B8)

(b) Contingent liability

Prior to the Reorganisation of the Group, SGCFE Transportation Company, which is previously the subsidiary of SGCFE and the predecessor of Zhonglu Transportation and has deregistered, borrowed long-term bank borrowing amounting to USD 2,135,000. Since the proceeds of the borrowing were actually used by SGCFE, the borrowing did not constitute the Group's liability after the Reorganisation of the Group. However, the legal title for such liability is not transferred so far. The long-term bank borrowing matured in November 2002. As of 31 December 2002, the outstanding balance is USD 2,135,000 (equivalent to approximately RMB 17,672,000) and the bank has not held the Group collateral responsibility for this borrowing.

(c) Other guarantee

As of 31 December 2002, the Group stood as the guarantor for the bank acceptance notes issued by SGCFE amounting to RMB 1,600,000.

25 Commitments

(a) Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	2002	2001
Property, plant and equipment	22,512	82,664
Intangible assets	-	1,145
	22,512	83,809

(b) Operating lease commitments

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2002	2001
Land use rights and buildings		
- no later than one year	375	2,622
- later than one year and no later than five years	240	10,629
- later than five years	470	13,202
	1,085	26,453

Pursuant to an agreement, the Company had leased from SGCFE, with effect from 1 January 2002 to 31 December 2011, certain office building (area of 2,340 square meters) at an annual rental of RMB 2,562,300. On 30 June 2002, the aforementioned agreement was cancelled after negotiation between the two parties and SGCFE waived the Company's rental expenses for the period from 1 January 2002 to 30 June 2002.

	2002	2001
Vessels (Note 23(b))		
- no later than one year	1,283	3,150
- later than one year and no later than five years	-	420
	1,283	3,570

(c) Other commitments

According to an agreement, the Company committed to acquire 17.31% equity interests in Yantai Food from SGCFE at the price of RMB 9,357,000. As of 24 April 2003, no investment has been made by the Company.

26 Subsequent events

(a) Disposal of trawlers

In February 2003, the Company disposed a trawler named "Taihui 1" to Taiwan Yunnan Oceanic Co., Ltd. at a consideration of RMB 1.4 million, with a disposal loss of approximately RMB 2,145,000.

In March 2003, the Company disposed a trawler named "Taihe" to Jiangmen Dalian Steel Rolling Company at a consideration of RMB 5.02 million with, a disposal loss of approximately RMB 4,724,000.

In March 2003, the Company disposed three trawlers to General Atlantic Trawlers S.A. at a consideration of USD 360,000 in total, with disposal losses of approximately RMB 880,000.

(b) Litigation

On 25 February 2003, the Company filed a lawsuit against SGCFE on the repayment of a portion of due from SGCFE of approximately RMB 50,232,000.

Pursuant to Judgement (2003) LiLiBanZi No. 118 issued by Jinan Lixia District court on 26 February 2003, the basement, first to third floors and six to twelfth floors of SGCFC's office building located on No. 43, Road Heping, Lixia District, Jinan, Shandong Province and the related leasehold land are put on lien and thus cannot be sold, transferred or mortgaged.

The aforementioned litigation was announced to the public on 28 February 2003.

27 Correction of significant accounting errors

There have been changes in the composition of the board of directors of the Company in 2002. The new board re-examined the Group's financial position for the year ended 31 December 2001 and had identified certain significant unrecorded accounting errors as follows:

(i) The overstatement of the sales resulted from the change in customers as well as adjustments on selling prices for one sales contract, which were not timely reflected in the Group's books and records in 2001;

(ii) Failure of management to make provision for impairment losses for a vessel, which was approved by management and disposed in early 2002;

(iii) The understatement of cost of sales resulted from the under-accrual of fuel costs for trawlers incurred in 2001; and

(iv) Excessive appropriation to statutory surplus reserve and statutory public welfare reserve as a result of the above accounting errors.

The Company has raised retroactive adjustments to the consolidated financial statements of 2001 to correct the above significant accounting errors.

The impact of correction of above accounting errors is as follows:

Correction of significant accounting errors	2002 beginning unappropriated profit	2001 beginning unappropriated profit	2001 net profit
Retroactive adjustment on overstatement of sales (i)	(7,645)	-	(7,645)
Retroactive adjustment on under-provision for impairment losses for a vessel (ii)	(5,846)	-	(5,846)
Retroactive adjustment on under-accrual of cost of sales (iii)	(4,836)	-	(4,836)
Reversal of excessive appropriation to statutory surplus reserve and statutory public welfare reserve as a result of the above retroactive adjustments (iv)	877	-	-
Total	(17,450)	-	(18,327)

28 Comparative figures

The consolidated financial statements of the Group for the year ended 31 December 2001 were audited by other certified public accountants, who expressed an unqualified opinion in their report dated 21 March 2002.

Certain prior year figures have been retroactively adjusted and reclassified to conform to the current year presentation.

29 Approval of financial statements

The consolidated financial statements were approved by the Board of Directors on 24 April 2003.

Impact of IFRS adjustments on net (loss) profit and net assets

	Net (loss) profit 2002	Net (loss) profit 2001	Net assets 2002	Net assets 2001
As reported in the Statutory Accounts of the Group	(229,809)	5,508	277,032	496,028
Adjustment for the dividends declared after balance sheet date	-	-	-	13,304
Written off pre-operation expenses	164	(177)	(12)	(177)
Others	21	-	-	-
As restated in accordance with IFRS	(229,624)	5,331	277,020	509,155

證券代碼：200992　證券簡稱：中魯B　公告編號：2003－014

山東省中魯遠洋漁業股份有限公司 第二屆董事會第六次會議決議公告

本公司及董事會全體成員保證公告內容真實、準確和完整，並對公告中的任何虛假記載、誤導性陳述或重大遺漏承擔責任。

山東省中魯遠洋漁業股份有限公司(以下簡稱"本公司")第二屆董事會第六次會議，於2003年4月24日上午9時在本公司八樓會議室召開。應出席董事10名，實際出席董事7名。董事於風華先生、王愛民先生和劉世俊先生因故未出席會議。會議由總經理王兆安先生主持。監事會全體成員和公司高級管理人員列席了會議。本次會議符合《公司法》和《公司章程》的有關規定。會議審議通過了以下內容：

一、關於計提壞賬及資產減值準備議案；

二、2002年度董事會工作報告；

三、2002年度總經理工作報告；

四、2002年度財務決算報告；

五、2002年度利潤分配預案；

根據普華永道中天會計師事務所有限公司按照中國會計準則和國際會計準則的審計結果，本公司2002年度實現的淨利潤分別為－229,808,572元和－229,624,000元，本年度可供全體股東分配的利潤為－207,936,351元和－207,929,000元。

因本年度出現虧損，故無法兌現2001年預計的2002年利潤分配政策，經研究，本公司2002年度不進行利潤分配，也不進行公積金轉增股本。

六、2002年度報告正文及摘要；

七、2003年第一季度報告；

八、關於公司股票交易實行特別處理的議案；

九、關於獨立董事候選人及津貼議案；

本公司董事會提名姜進先生為第二屆董事會獨立董事候選人（簡歷見附件一）。

公司給予每位獨立董事每年人民幣貳萬元（含稅）津貼，同時，獨立董事出席董事會及股東大會等按實際工作日給予300元／天補貼。另外，獨立董事行使職權所需的合理費用可在公司據實報銷。

本公司獨立董事對獨立董事候選人的提名均表示同意。

十、修改《公司章程》議案；

為進一步規範公司運作，增強《公司章程》的可操作性，按照《公司法》等規定，根據公司實際情況，決定對《公司章程》有關條款作相應修改(具體內容見附件二《公司章程修訂案》)，同時提請股東大會授權董事會辦理工商變更登記手續。

十一、修改《股東大會議事規則》議案；(內容詳見深交所巨潮網 http://www.cninfo.com.cn)；

十二、修改《董事會工作細則》議案；

十三、《關聯交易制度》議案（內容詳見深交所巨潮網 http://www.cninfo.com.cn）；

十四、《募集資金管理制度》議案（內容詳見深交所巨潮網 http://www.cninfo.com.cn）；

十五、《累積投票制度及其實施細則》議案（內容詳見深交所巨潮網 http://www.cninfo.com.cn）；

十六、關於召開2002年度股東大會議案。

具體內容見本公司召開2002年度股東大會通知公告。

以上第一、二、四、五、六、九、十、十一、十三、十四、十五項議案需提交公司股東大會審議。

特此公告。

山東省中魯遠洋漁業股份有限公司
董 事 會
二〇〇三年四月二十九日

附件一

獨立董事候選人簡歷

姜進，男，1969年3月生，漢族，大學本科學歷，金融經濟師。曾任中國建設銀行揚州市分行科員；中國建設銀行信托投資公司北京證券營業部部門經理；深圳證券營業部副總經理、證券業務總部總稽核；中國信達信托投資公司資金計劃部副總經理；南方基金管理有限公司基金經理。現任山東創業投資發展有限公司董事、總經理；兼任山東威海港股份有限公司董事；山東華聯能源股份有限公司副董事長；山東雅新海大海洋生物股份有限公司獨立董事；山東天達生物藥業股份有限公司董事。

附件二

山東省中魯遠洋漁業股份有限公司 章程修訂案

一、原第三條修改為：第三條　公司於1999年7月30日經有關部門批准，首次發行人民幣普通股12807.13萬股。由山東省水產企業集團總公司、聯合魯銀投資集團股份有限公司、山東航空有限責任公司、中國重型汽車進出口有限公司、山東德泰裝飾有限公司作為發起人分別以資產19343.27萬元和現金人民幣20萬元、20萬元、300萬元、20萬元認購。公司發起設立後，向境外投資人發行境內上市外資股12000萬股，於2000年7月24日在深圳證券交易所上市。2000年8月22日，公司又以增發方式完成了1800萬超額配售股份的發行，使公司的上市流通股份（B股）增至13800萬股。經有關部門同意，2001年4月，中國重型汽車進出口有限公司持有的公司股份全部轉讓給中國重型汽車集團濟南卡車有限公司。2002年9月，山東航空有限責任公司名稱變更為山東航空集團有限公司。

二、原第四十四條修改為：第四十四條　有下列情形之一的，公司在事實發生之日起兩個月以內召開臨時股東大會：

（一）董事會人數不足六人時；

（二）公司未彌補的累計虧損達股本總額的三分之一時；

（三）單獨或者合併持有公司有表決權股份總數百分之十（不含投票代理權）

2、決定公司資產重組行為包括但不限於資產收購、出售和資產置換等，其投資權限是：涉及的資產總金額或交易金額不超過最近一期經審計公司淨資產的10%。

如上述投資、資產收購、出售和置換等，依據有關法律法規和《深圳證券交易所股票上市規則》等的規定，屬關聯交易的，則應按照其規定執行並履行相應的信息披露義務。

3、批准公司不超過最近經審計的淨資產的5%的對外提供擔保。

4、委派下屬控股公司董事、監事；

（十）董事會授予的其他職權。

六、原第一百二十五條修改為：第一百二十五條　董事會召開臨時董事會會議的通知方式為：掛號郵件、傳真、特快專遞或專人送達；通知時限為：會議召開三天之前。

七、原第一百六十條修改為：第一百六十條　監事會行使下列職權：

(一) 檢查公司的財務；

(二) 對董事、經理和其他高級管理人員執行公司職務時違反法律、法規或者章程的行為進行監督；

(三) 當董事、經理和其他高級管理人員的行為損害公司的利益時，要求其予以糾正，必要時向股東大會或國家有關主管機關報告；

(四) 提議召開臨時股東大會；

(五) 列席董事會會議；

(六) 提議召開董事會會議；

(七) 代表公司與董事交涉或對董事起訴；

(八) 公司章程規定或股東大會授予的其他職權。

八、原第一百七十九條修改為：第一百七十九條　公司聘用、續聘或解聘會計師事務所由董事會提出議案，經股東大會批准。

山東省中魯遠洋漁業股份有限公司 獨立董事提名人聲明

提名人山東省中魯遠洋漁業股份有限公司董事會，現就提名姜進為山東省中魯遠洋漁業股份有限公司第二屆董事會獨立董事候選人發表公開聲明，被提名人與山東省中魯遠洋漁業股份有限公司之間不存在任何影響被提名人獨立性的關係，具體聲明如下：

本次提名是在充分了解被提名人職業、學歷、職稱、詳細的工作經歷、全部兼職等情況後作出的（被提名人詳細履歷表見附件），被提名人已書面同意出任山東省中魯遠洋漁業股份有限公司首屆董事會獨立董事候選人（附：獨立董事候選人聲明書），提名人認為被提名人：

一、根據法律、行政法規及其他有關規定，具備擔任上市公司董事的資格；

二、符合山東省中魯遠洋漁業股份有限公司章程規定的任職條件；

三、具備中國證監會《關於在上市公司建立獨立董事制度的指導意見》所要求的獨立性：

1、被提名人及其直系親屬、主要社會關係均未在山東省中魯遠洋漁業股份有限公司及公司附屬企業任職；

2、被提名人及其直系親屬不是直接或間接持有公司已發行股份1%的股東，也不是公司前十名股東；

3、被提名人及其直系親屬不在直接或間接持有公司已發行股份5%以上的股東單位任職，也不在公司前五名股東單位任職；

4、被提名人在最近一年內不具有上述三項所列情形；

5、被提名人不是為公司及公司附屬企業提供財務、法律、管理咨詢、技術咨詢等服務的人員。

四、包括山東省中魯遠洋漁業股份有限公司在內，被提名人兼任獨立董事的上市公司數量不超過5家。

本提名人保證上述聲明真實、完整和準確，不存在任何虛假陳述或誤導成分，本提名人完全明白作出虛假聲明可能導致的後果

提名人：山東省中魯遠洋漁業股份有限公司董事會
二〇〇三年四月二十四日於濟南市

山東省中魯遠洋漁業股份有限公司 獨立董事候選人聲明

聲明人姜進，作為山東省中魯遠洋漁業股份有限公司第二屆董事會獨立董事候選人，現公開聲明本人與山東省中魯遠洋漁業股份有限公司之間在本人擔任該公司獨立董事期間保證不存在任何影響本人獨立性的關係，具體聲明如下：

一、本人及本人直系親屬、主要社會關係不在該公司或其附屬企業任職；

二、本人及本人直系親屬沒有直接或間接持有該公司已發行股份的1%或1%以上；

三、本人及本人直系親屬不是該公司前十名股東；

四、本人及本人直系親屬不在直接或間接持有該公司已發行股份5%或5%以上的股東單位任職；

五、本人及本人直系親屬不在該公司前五名股東單位任職；

六、本人在最近一年內不具有前五項所列舉情形；

七、本人沒有為該公司或其附屬企業提供財務、法律、管理咨詢、技術咨詢等服務；

八、本人沒有從該上市公司及其主要股東或有利害關係的機構和人員取得額外的、未予披露的其他利益；

九、本人符合該公司章程規定的任職條件。

另外，包括山東省中魯遠洋漁業股份有限公司在內，本人兼任獨立董事的上市公司數量不超過五家。

本人完全清楚獨立董事的職責，保證上述聲明真實、完整和準確，不存在任何虛假陳述或誤導成分，本人完全明白作出虛假聲明可能導致的後果。中國證監會可依據本聲明確認本人的任職資格和獨立性。本人在擔任該公司獨立董事期間，將遵守中國證監會發布的規章、規定、通知的要求，確保有足夠的時間和精力履行職責，作出獨立判斷，不受公司主要股東、實際控制人或其他與公司存在利害關係的單位或個人的影響。

三、會議地點：濟南市和平路43號公司八樓會議室

四、召開方式：會議方式

五、會議審議事項：

1、關於公司部分董事辭職申請議案；

2、關於提名董事候選人議案；

3、關於計提壞賬及資產減值準備議案；

4、2002年度董事會工作報告；

5、2002年度監事會工作報告；

6、2002年度報告正文及摘要；

7、2002年度財務決算報告；

8、2002年度利潤分配預案；

9、獨立董事候選人及津貼議案；

10、修改《公司章程》議案；

11、修改《股東大會議事規則》議案；

12、《關聯交易制度》議案；

13、《募集資金管理制度》議案；

14、《累積投票制度及其實施細則》議案。

第1、2項內容詳見2003年4月15日《證券時報》和《大公報》本公司第二屆董事會第五次會議（臨時會議）決議公告。

六、會議出席對象

1、截止2003年5月16日下午收市時在中國證券登記有限責任公司深圳分公司在冊的本公司股東。因故不能出席的股東，可書面委托代理人出席會議並行使表決權。

2、公司董事、監事、高級管理人員。

七、會議登記辦法

1、登記時間：2003年5月22日至23日

2、登記地點：山東省濟南市和平路43號公司證券部

3、登記方式：個人股東應持本人身份證、股東帳戶卡、持股憑證；個人股東代理人應持本人身份證、授權委托書、委托人證券帳戶卡；法人股東應持法人股東帳戶卡、法人營業執照復印件、法人代表授權委托書、出席人身份證辦理登記手續。異地股東可以用信函或傳真方式登記。

八、聯繫方式

1、電　話：0531－6553276、6553277

2、傳　真：0531－6943084

3、郵　編：250014

4、聯繫人：姜澎、周平

證券代碼：200992　證券簡稱：中魯B　公告編號：2003－018

山東省中魯遠洋漁業股份有限公司 2003年第一季度報告

§1　重要提示

1.1　本公司董事會及其董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

1.2　董事於風華先生、王愛民先生和劉世俊先生未出席董事會。

1.3　本季度報告中的財務報告未經審計。

1.4　本公司總經理王兆安、財務總監謝英開、財務部經理陶桂榮聲明：保證季度報告中財務報告的真實、完整。

§2　公司基本情況

2.1　公司基本信息

股票簡稱	中魯B	變更前簡稱(如有)	無
股票代碼	200992B		
	董事會秘書	證券事務代表	
姓　名	周平	姜澎	
聯系地址	山東省濟南市和平路43號	山東省濟南市和平路43號	
電　話	0531－6416949	0531－6553276	
傳　真	0531－6943084	0531－6943084	
電子郵箱	zlzqb@163.com	zlzqb@163.com	

2.2　財務資料

2.2.1　主要會計數據及財務指標（單位：人民幣元）：

	本報告期末	上年度期末	本報告期末比上年度期末增減(%)
總資產	859,877,808	804,177,030	6.93
股東權益(不含少數股東權益)	279,491,787	277,032,440	0.88
每股淨資產	1.05	1.04	0.96
調整后的每股淨資產	1.02	1.02	0
	報告期	年初至報告期期末	本報告期比上年同期增減(%)
經營活動產生的現金流量淨額	20,965,462	20,965,462	-
每股收益	0.01	0.01	2027
淨資產收益率	0.88	0.88	3510
扣除非經常性損益后的淨資產收益率	0.82	0.82	3767
非經常性損益項目		金額	
營業外收入		198,502	
營業外支出		17,310	
合計		181,192	

2.2.2　利潤表

編制單位：山東省中魯遠洋漁業股份有限公司

金額單位：人民幣元

項　目	2003年1－3月 本集團	2003年1－3月 本公司	2002年1－3月 本集團	2002年1－3月 本公司
一、主營業務收入	86,327,966	64,455,898	77,886,717	58,304,415
減：主營業務成本	65,537,659	53,405,228	58,049,561	47,033,475

會期半天，與會股東食宿自理。

特此公告。

山東省中魯遠洋漁業股份有限公司
董 事 會
二〇〇三年四月二十九日

附：授權委托書

授 權 委 托 書

茲全權委托　　　　（先生／女士）代理本人參加山東省中魯遠洋漁業股份有限公司2002年度股東大會，並代為行使表決權，授權委托有效期至本次會議結束止。

委托人姓名：　　　身份證號碼：

委托人持股數：　　委托人股東帳戶：

受托人姓名：　　　身份證號碼：

受托日期：　　　　受托人簽名：

委托人（單位）簽字（蓋章）：

證券代碼：200992　證券簡稱：中魯B　公告編號：2003－019

山東省中魯遠洋漁業股份有限公司 關於股票交易實行特別處理的公告

本公司及董事會全體成員保證公告內容真實、準確和完整，並對公告中的任何虛假記載、誤導性陳述或重大遺漏承擔責任。

鑒於普華永道中天會計師事務所有限公司對本公司2002年度財務報告出具了拒絕表示意見的審計報告，根據《深圳證券交易所股票上市規則》"財務狀況異常的特別處理"有關條款的規定，經深圳證券交易所核准，本公司股票於2003年4月29日停牌一天，自2003年4月30日復牌之日起公司股票交易實行特別處理。公司股票簡稱由"中魯B"變更為"ST中魯B"，證券代碼仍為200992，公司股票報價的日漲跌幅限制為5%。

公司提示廣大投資者理性投資，注意投資風險。

特此公告。

山東省中魯遠洋漁業股份有限公司
董 事 會
二〇〇三年四月二十九日

間費用實際1749萬元，比上年同期1916萬元減少167萬元，其中減少折舊84萬元。

3.1.1　佔主營收入或主營業務利潤總額10%以上的主營行業或產品情況

□√適用　□不適用

單位：人民幣元

分行業或分產品	主營業務收入	主營業務成本	毛利率(%)
分行業			
遠洋捕撈	38,947,305	31,087,587	20.18
水產品貿易	16,664,711	16,294,550	2.22
藥品及保健品	12,953,418	7,436,455	42.59
捕撈船租賃	2,467,414,	1,999,207	18.98
冷藏運輸船租賃	6,491,384	3,739,890	42.39
水產品加工、冷藏	8,803,734	4,979,970	43.43
分產品			
金槍魚	30,320,235	24,761,715	18.33
竹莢魚	16,664,711	16,294,550	2.22
其中：關聯交易	10,872,111	11,086,499	－1.97

3.1.2　公司經營的季節性或周期性特征

□√適用　□不適用

本公司水產品貿易銷售旺季為一、四季度，其它季度銷售一般；藥品及保健品常年暢銷。遠洋捕撈有漁汛季節，全年不均衡。

3.1.3　報告期利潤構成情況（主營業務利潤、其他業務利潤、期間費用、投資收益、補貼收入與營業外收支淨額在利潤總額中所佔比例與前一報告期相比的重大變動及原因的說明）

□適用　□√不適用

3.1.4　主營業務及其結構與前一報告期相比發生重大變化的情況及原因說明

□適用　□√不適用

3.1.5　主營業務盈利能力（毛利率）與前一報告期相比發生重大變化的情況及其原因說明

□√適用　□不適用

本報告期遠洋捕撈業務毛利率比前一報告期有較大提高，主要是附加值較高的金槍魚捕撈產量有較大增長，使遠洋捕撈產量單位成本降低；冷藏運輸船租賃業務毛利率提高，主要是處置了一條獲利低的船只，減少了成本。

3.2　重大事項及其影響和解決方案的分析說明

□√適用　□不適用

一、重大事項及披露情況

1、2003年2月25日，中國證監會濟南稽查局調查組進駐公司，就公司有關事項進行調查。本公司於2003年2月27日在《證券時報》和《大公報》發布《重大事項公告》。截止本報告披露日，中國證監會對本公司的稽查尚無結論。

2、因關聯交易未及時履行信息披露義務以及多次為控股股東提供擔保事項，嚴重違反了《深圳證券交易所股票上市規則》的有關規定，2003年2月27日，深圳證券交易所對本公司及相關責任人予以公開譴責。本公司於2003年2月28日在《證券時報》和《大公報》發布《致歉公告》，誠懇接受監管部門批評，向投資者鄭重致歉，並保證認真吸取教訓，杜絕此類事件的再次發生。

3、2003年2月25日，本公司因與控股股東山東省水產企業集團總公司（"水產集團"）欠款糾紛一案，向山東省高級人民法院提起訴訟。該重大訴訟事項本公

（二）公司未彌補的虧損達股本總額的三分之一時；
（三）單獨或者合併持有公司有表決權股份總數百分之十（不含投票代理權）以上的股東書面要求時；
（四）董事會認爲必要時；
（五）監事會提議召開時；
（六）二分之一以上獨立董事同意並提議召開時；
（七）公司章程規定的其他情形。
前述第(三)項持股股數按股東提出書面要求日計算。
三、原第一百一十四條修改爲：第一百一十四條　董事會由九名董事組成，其中獨立董事不少於三名。董事會設董事長一人，副董事長一人。董事長和副董事長由董事會以全體董事的過半數選舉產生。獨立董事中至少一名爲會計專業人士。
四、原第一百一十九條修改爲：第一百一十九條　董事會應當確定其運用公司資產所做出的風險投資權限，建立嚴格的審查和決策程序；對超過董事會投資權限的重大投資項目，應當組織有關專家、專業人員進行評審，並報股東大會批准。
董事會運用公司資產進行投資包括但不限於短期對外投資、長期股權投資、經營項目投資、委托理財或貸款、國債投資、股票投資等，其投資權限是：涉及投資金額不超過最近一期經審計公司淨資產的 20%。若超過該數額，則須報股東大會批准。
董事會決定公司資產重組行爲包括但不限於資產收購、出售和資產置換等，其投資權限是：涉及的資產總金額或交易金額不超過最近一期經審計公司淨資產的 20%。若超過該數額，則須報股東大會批准。
如上述投資、資產收購、出售和置換等，依據有關法律法規和《深圳證券交易所股票上市規則》等的規定，屬關聯交易的，則應按照其規定執行並履行相應的信息披露義務。
董事會有權批准公司不超過最近經審計的淨資產的 10% 的對外提供擔保。若超過該數額，則須報股東大會批准。
五、原第一百二十一條修改爲：第一百二十一條　董事長行使下列職權：
（一）主持股東大會和召集、主持董事會會議；
（二）督促、檢查董事會決議的執行；
（三）簽署公司股票、公司債券及其他有價證券；
（四）簽署董事會重要文件和應由公司法定代表人簽署的其他文件；
（五）行使法定代表人的職權；
（六）在發生重大自然災害等不可抗力的緊急情況下，對公司事務行使符合法律規定和公司利益的特別處置權，並在事後向公司董事會和股東大會報告；
（七）指導公司重大業務活動；
（八）提名公司經理人選；
（九）在董事會授權範圍內：
1、批准運用公司資產進行投資包括但不限於短期對外投資、長期股權投資、經營項目投資、委托理財或貸款、國債投資、股票投資等，其投資權限是：涉及投資金額不超過最近一期經審計公司淨資產的 10%。

單位或個人的影響。

聲明人：樊進
二○○三年四月二十四日

股票簡稱：中魯 B　　股票代碼：200992　　公告編號：2003－015

山東省中魯遠洋漁業股份有限公司
第二屆監事會第三次會議決議公告

本公司及監事會全體成員保證公告內容真實、準確和完整，並對公告中的任何虛假記載、誤導性陳述或重大遺漏承擔責任。

山東省中魯遠洋漁業股份有限公司第二屆監事會第三次會議，於 2003 年 4 月 24 日下午 5 時在公司八樓會議室召開。應出席監事 5 名，實際出席監事 5 名。會議由監事會主席鄒貴民先生主持。本次會議符合《公司法》和《公司章程》的有關規定。會議審議通過了以下內容：
1、計提壞賬及資產減值準備議案；
2、2002 年度監事會工作報告；
3、2002 年度財務決算報告；
4、2002 年度利潤分配預案；
5、2002 年年度報告正文及摘要；
6、2003 年第一季度報告。
特此公告。

山東省中魯遠洋漁業股份有限公司
監　事　會
二○○三年四月二十九日

股票簡稱：中魯 B　　股票代碼：200992　　公告編號：2003－016

山東省中魯遠洋漁業股份有限公司
關於召開 2002 年度股東大會的通知

本公司及董事會全體成員保證公告內容真實、準確和完整，並對公告中的任何虛假記載、誤導性陳述或重大遺漏承擔責任。

根據本公司第二屆董事會六次會議決議，現將召開公司 2002 年度股東大會有關事宜通知如下：
一、會議召集人：公司董事會
二、會議召開時間：2003 年 5 月 30 日（星期五）上午 9 時

項目				
一、主營業務收入	[illegible]	[illegible]	[illegible]	[illegible]
減：主營業務成本	65,537,659	53,405,228	58,049,561	47,033,475
主營業務稅金及附加	470,521	153,978	445,115	189,568
二、主營業務利潤	20,319,786	10,896,695	19,392,040	11,081,372
加：其他業務利潤	345,447	316,918	15,280	
補貼收入				
營業費用	7,095,984	5,481,395	7,523,519	6,212,936
管理費用	5,221,367	1,809,069	7,540,082	4,265,740
財務費用	5,184,336	4,505,535	4,099,375	3,097,808
三、營業利潤	3,163,547	(582,387)	244,344	(2,495,113)
加：投資收益		2,849,530		2,604,312
營業外收入	198,502	197,955	21,540	21,540
減：營業外支出	17,310	5,750	5,362	5,362
四、利潤總額	3,344,739	2,459,347	260,523	125,377
減：所得稅	666,708		422,735	
少數股東權益	218,684		(287,589)	
五、淨利潤	2,459,347	2,459,347	125,377	125,377
加：年初未分配利潤	(207,936,351)	(205,354,296)	39,354,481	41,905,332
其他轉入				
六、可供分配的利潤	(205,477,004)	(202,894,949)	39,479,858	42,030,709
減：提取法定盈余公積				
提取法定公益金				
提取職工獎勵及福利基金				
提取儲備基金				
提取企業發展基金				
七、可供股東分配的利潤	(205,477,004)	(202,894,949)	39,479,858	42,030,709
減：應付優先股股利				
提取任意盈余公積				
應付普通股股利				
轉作股本的普通股股利				
八、未分配利潤	(205,477,004)	(202,894,949)	39,479,858	42,030,709

2.3　報告期末股東總人數：24177 戶

§3　管理層討論與分析

3.1　公司報告期內經營活動總體狀況的簡要分析

公司本報告期實現遠洋捕撈總量 8076 噸，比上年同期增加 4643 噸；實現捕撈收入 3859 萬元，比上年同期的 2791 萬元增加 1098 萬元。由於產量和銷售收入的增加，使單位成本大幅降低，毛利率達 20.18%，比上年同期 9.93% 提高 10.25%，創歷史新高。完成主營業務收入 8633 萬元，比上年同期增加 845 萬元；實現淨利潤 246 萬元，比上年增加 233 萬元。報告期內，公司新上項目"烟台食品"年初試運營，實現收入 243 萬元，爲公司創造效益 58 萬元。本報告期增幅較大的主要原因，是經理層緊緊圍繞年度計劃和經營目標，深化企業改革，加快產業結構的調整，並加大力度抓管理，使生產經營取得了較好效果。

在經營管理方面，加大對不良資產的調整，對本季經營成果產生了一定的影響，即

產集團"）欠款糾紛一案，向山東省高級人民法院提起訴訟。該重大訴訟事項本公司於 2003 年 2 月 28 日在《證券時報》和《大公報》上予以披露。

4、報告期內，控股股東"水產集團"所持本公司國有法人股，因與銀行借款糾紛一案，先後被司法部門依法凍結共計 117,731,320 股。截至本報告期末，水產集團所持本公司股權已全部被司法凍結。本公司分別於 2003 年 2 月 28 日和 3 月 8 日在《證券時報》和《大公報》上予以公告。

二、收購出售資產及重大合同履行情況

1、報告期內，根據《船舶買賣協議》，本公司以人民幣 140 萬元將所屬金槍魚延繩釣船"裘旗 1"予以出售；

2、報告期內，根據《船舶購銷協議》，本公司以人民幣 502 萬元將"裘和"輪予以出售。截止目前，本公司已收回全部售船款。本次出售資產公告刊登於 2003 年 3 月 28 日《證券時報》和《大公報》上。

3、2002 年 4 月 1 日，本公司將 3 艘 8154 型冷凍拖網漁輪以美元 52 萬元出售給摩洛哥 C.A.T 公司，截至本報告期末，船款已全部收回。

4、報告期內，本公司簽訂《船舶購銷協議》，將所屬 3 艘 8154 型拖網漁船以 36 萬美元予以出售，合同生效期爲 2003 年 4 月 1 日。

5、根據《漁輪銷售合同》，本公司將自建的 4 艘冷凍拖網漁輪全部出售，總售價爲 320 萬美元。截至本報告期末，其中 2 艘漁輪的合同（合同金額 160 萬美元）已履行，共計收回船款 80 萬美元，其余船款將逐步收回；另 2 艘漁輪因買方原因，合同未能履行，仍滯留港內。如最終合同不能履行，公司將探討自主經營的可能性。

3.3　會計政策、會計估計、合併範圍變化以及重大會計差錯的情況及原因說明
□適用　　□√不適用

3.4　經審計且被出具"非標意見"情況下董事會和監事會出具的相關說明
□適用　　□√不適用

3.5　預測年初至下一報告期期末的累計淨利潤可能爲虧損或者與上年同期相比發生大幅度變動的警示及原因說明
□√適用　　□不適用

本公司年初至下一報告期末的累計淨利潤預計將比上年同期有較大幅度的下降。主要原因是：（1）停止了 8154 漁船的租賃業務，致租賃收入減少；（2）調整遠洋捕撈船只，使遠洋捕撈業務收入減少；（3）一子公司超低溫冷庫項目年初試運營，隨着今後該項目的正式投產，預計將會有較大成本增加。

3.6　公司對已披露的年度經營計劃或預算的滾動調整情況
□適用　　□√不適用

3.7　對 2002 年度會計師事務所出具拒絕表示意見審計報告相關事項的解決情況

報告期內，2002 年度會計師審計報告所涉及的相關事項正在辦理之中，目前尚無結果。公司將采取積極措施，推進相關工作進展。

山東省中魯遠洋漁業股份有限公司
法定代表人：王兆安（代）
二○○三年四月二十九日

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
The First Quarterly Report 2003

1. Important notes

1.1 The Board of Directors of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) and its members individually and collectively accept responsibility for the correctness, accuracy and completeness of the contents of this report and confirm that there are no material omissions nor errors which would render any statement misleading.

1.2 The Quarterly Financial report has not been audited.

1.3 Person in charge of the Company Kang Huijun, person in charge of accounting Zhu Guoxing and person in charge of accounting organization Sun Wenzhu hereby confirm that the Financial Report of the Quarterly Report is true and complete.

2. Company Profile

2.1 Basic information

Short form of stock	Lujiazui Lujiazui – B	Short form of the stock before change (if have)
Stock code	600663, 900932	
	Secretary of Board of Directors	Representative in Charge of Securities Affairs
Name	Zhang Rila	
Contact address	No. 981, Pudong Avenue, Shanghai	
Tel	(021) 58878888	
Fax	(021) 58873688	
E-mail	dzhang@ljz.com.cn	

2.2 Financial information

2.2.1 Major accounting data and financial indexes

Unit: RMB

	At the end of the report period	At the end of the year 2002	Increase/decrease compared with the end of the last year (%)
Total assets	7,844,413,744.66	7,707,589,938.88	1.78%
Shareholders' equity (excluding minority equity)	4,930,693,533.29	4,843,911,809.68	1.79%
Net assets per share	2.64	2.59	1.79%
Net assets per share after adjustment	2.61	2.56	1.82%
	The report period	From the year-begin to the end of report period	Increase/decrease of the report period than the corresponding period of last year (%)
Net cash flow arising from operating activities	-113,177,014.60	-113,177,014.60	
Earnings per share	0.045	0.045	116.85%
Return on equity (%)	1.69%	1.69%	96.11%
Return on equity after deducting non-recurring gains and losses	1.71%	1.71%	99.15%
Items of non-recurring gains and losses		Amount (RMB)	
Total			

2.2.2 Statement of profit

Unit: RMB

Items	Jan. - Mar. 2003 Parent Company	Jan. - Mar. 2003 Consolidation	Jan. - Mar. 2002 Parent Company	Jan. - Mar. 2002 Consolidation
I. Income from core business	218,981,087.41	221,002,795.37	315,247,766.37	315,247,766.37
Less: Cost of core business	90,802,551.10	91,023,887.48	238,437,706.42	237,116,254.84
Taxes and extras of core business	10,949,054.37	11,050,139.77	15,762,388.27	15,762,388.27
II. Profit from core business	117,229,481.94	118,928,768.12	61,047,671.68	62,367,123.16
Add: profit from other business	313,846.75	1,586,052.02	142,500.00	1,264,886.85
Less: Operating expenses	9,110,412.64	9,243,349.39	3,829,769.78	3,900,882.75
Administrative expenses	6,578,842.11	13,700,601.22	3,226,266.96	9,796,553.78
Financial expenses	-2,403,963.14	-385,401.32	12,021,566.94	12,968,345.06
III. Operating profit	104,258,037.08	97,956,270.85	42,112,548.00	36,966,228.42
Add: Investment income	-3,514,863.48	418,340.10	-734,898.87	4,824,132.91
Subsidy income				
Income from non-operating		418,333.00		472,631.68
Less: Expenditure of non-operating				
IV. Total profit	100,743,173.60	98,374,810.95	41,795,982.13	42,262,992.41
Less: Income taxes	17,620,000.00	17,620,000.00	6,380,000.00	6,380,000.00
Minorities shareholders' gains and losses		-2,610,786.92		-2,560,447.52
V. Net profit	83,123,173.60	83,365,377.87	35,415,982.13	38,443,439.93

2.3 Total number of shareholders at the end of the report period: 177,761 shareholders (including 64,772 shareholders of B-share).

3. Discussion and analysis of the Management

3.1 Brief analysis of total status of operating activities in the report period

In the report period, the industry involved by the Company and the scope of core business remained unchanged.

In the first quarter of 2003, the Company actively did its best in the evolution of project signed by the Company and received the funds of Land Transfer Contract timely; did its best in prophase preparation work of new project lease and business discussion in advance; the project of real estate in progress of the Company was proceeding smoothly according to the plan, sales income the complete *project and real estate lease were good*.

In the report period, the Company realized income form core business of RMB 221,002,795.37, profit from core business of RMB 118,928,768.12, and net profit of RMB 83,365,377.87.

3.1.1 Particulars about main industries or products taking over 10% of the total amount of income from core business or profit of core business
√Applicable　□Inapplicable

Unit: RMB

Product	Income from core business	Cost of core business	Gross profit ratio (%)
Land lease	207661100.00	80722422.03	61.17%
Sales of real estate	9259005.92	8147428.40	12.01%
Including: Related transaction			

3.1.2 Seasonal and periodicity characteristics of the operation
□Applicable　√Inapplicable

3.1.3 Profit formation of the report period (Explanation of reason and material change of proportion of profit of core business, profit of other business, period expense, investment income, subsidy income and income/expenditure of non-operating in the total amount of profit compared with the previous year)
□Applicable　√Inapplicable

3.1.4 Explanation on material change of core business and its structure and the reason compared with the previous report period
□Applicable　√Inapplicable

3.1.5 Explanation of reason and material change of profitability capability of core business (gross profit ratio) compared with the previous year
√Applicable　□Inapplicable

In this quarter, the developed land, of which the land batch lease business was carried forward sale income was mainly in Lujiazui Finance Center area. Because the item cubage ratio was higher and the advantage of grade difference of land was clear, the gross-profit ratio has a greater rising. The rising of the gross-profit ratio of house's sale in this quarter is caused by some dropping of unit price of cost in this period after the full assimilation of cost in the previous period.

3.2 Analysis and explanation of significant events and the influence and solutions
□Applicable　√Inapplicable

3.3 Particulars about accounting policy, accounting estimation, change of consolidated scope and significant accounting errors and explanation of reasons
□Applicable　√Inapplicable

3.4 Relevant explanation of the Board of Directors and the Supervisory Committee under the situation of being audited and provided "Non-standardized opinion"
□Applicable　√Inapplicable

3.5 Estimation of accumulative net profit from the beginning of the year to the end of next report period to be loss probably or the warning of its material change compared with the corresponding period of the last year and explanation of reason
√Applicable　□Inapplicable

The Company forecasts that the net profit of 2003 semi annual report will increase by over 50% than the same period last year. The main reason was the land batch lease and house's sale in the prophase will increase compared with the *same period last year and the proportion* of the commercial office building with higher gross-profit ratio will correspondingly rise. If the divided payment of the aforesaid contracts realizes, it will be settled and affirmed income in succession in the next report period.

3.6 Rolling adjustment of annual business plan or budget ever disclosed
□Applicable　√Inapplicable

Board of Directors of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Apr. 29, 2003

深圳經濟特區房地產（集團）股份有限公司
2003 年一季度報告

§1　重要提示

1.1　本公司董事會及其董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

1.2　董事姚震生因出差，未能審閱一季度報告。

1.3　本公司董事長、總經理、財務經理聲明：保證季度報告中財務報告的真實、完整。

§2　上市公司基本情況簡介

2.1　基本情況簡介

股票簡稱	深深房 A	深深房 B
股票代碼	000029	200029
	董事會秘書	證券事務代表
姓名	[illegible]	[illegible]
聯系地址	深圳市人民南路嘉?房大廈47樓	深圳市人民南路嘉?房大廈47樓
電話	(0755)82293000－4718	(0755)82293000－4715
傳真	0755－82294024	0755－82294024
電子信箱	spg@163.net	spg@163.net

2.2　財務資料

2.2.1　主要會計數據及財務指標

	本報告期末	上年度期末	本報告期末比上年度期末增減(%)
總資產(萬元)	306,603.40	300,098.65	2.17
股東權益(不含少數股東權益)(萬元)	100,910.48	103,306.98	-2.32
每股淨資產(元)	1.00	1.02	-2.00
調整後的每股淨資產(元)	0.98	1.00	-1.01
	報告期	年初至報告期期末	本報告期比上年同期增減(%)
經營活動產生的現金流量淨額	5,276.58	5,276.58	-17.17
每股收益(元)	-0.02	-0.02	28.20
淨資產收益率(%)	-2.37	-2.37	30.47
扣除非經常性損益後的淨資產收益率(%)	-2.53	-2.53	28.57
非經常性損益項目		金額(萬元)	
營業外收入		10.28	
營業外支出		26.35	
合計		-16.07	

2.2.2　利潤表

合併利潤表（未經審計）

編制單位：深圳經濟特區房地產(集團)股份有限公司　　單位：人民幣元

項目	2003年1－3月	2002年1－3月
一、主營業務收入	170,553,926.16	124,725,860.67
減：主營業務成本	148,053,554.77	95,927,299.82
主營業務稅金及附加	2,568,837.13	3,246,242.23
二、主營業務利潤	19,931,534.26	25,552,318.62
加：其他業務利潤	4,722,297.93	5,050,001.85
減：營業費用	6,959,999.11	9,330,682.40
管理費用	28,676,323.72	29,034,003.09
財務費用	15,816,442.43	29,286,844.09
三、營業利潤	(26,798,933.07)	(37,049,209.11)
加：投資收益	2,450,016.07	4,493,126.51
營業外收入	102,824.74	166,194.01
減：營業外支出	263,517.23	1,068,932.72
四、利潤總額	(24,509,609.49)	(33,458,821.31)
減：所得稅	174,477.79	104,916.91
少數股東損益	(773,086.13)	(262,033.96)
五、淨利潤	(23,911,001.15)	(33,301,704.26)

利潤表（未經審計）

編制單位：深圳經濟特區房地產(集團)股份有限公司(母公司)　　單位：人民幣元

項目	2003年1－3月	2002年1－3月
一、主營業務收入	11,332,780.97	14,016,297.32
減：主營業務成本	3,239,642.60	5,564,224.47
主營業務稅金及附加	583,199.63	721,037.63
二、主營業務利潤	7,509,938.74	7,731,035.22
加：其他業務利潤	6,825.60	9,954.00
減：營業費用	470,148.72	2,628,333.77
管理費用	12,394,251.84	13,649,956.30
財務費用	12,676,990.88	25,010,860.34
三、營業利潤	(18,024,627.10)	(33,548,161.19)
加：投資收益	(5,959,407.15)	235,081.07
補貼收入		
營業外收入	73,683.74	11,980.90
減：營業外支出	650.64	605.04
四、利潤總額	(23,911,001.15)	(33,301,704.26)
減：所得稅		
少數股東損益		
五、淨利潤	(23,911,001.15)	(33,301,704.26)

2.2.3　報告期末股東人數

截至 2003 年 3 月 31 日，總股東數 112560 戶，其中 A 股 89737 戶，B 股 22823 戶。

§3　管理層討論與分析

3.1　公司報告期內經營總體狀況簡要分析

公司屬房地產業，經營範圍包括房地產開發及商品房銷售、物業租賃及管理、建築裝飾安裝、商品零售及貿易、酒店及餐飲服務。在董事會的領導下，公司圍繞 2003 年經營目標，通過存量資產盤活、新項目開發、降低成本費用來推進各項經營工作。今年一季度，公司總體經營狀況正常，在建項目進展順利，存量資產盤活也有較大進展。與去年同期相比，公司經營收入有所上升，但值得注意的是，受非典型肺炎的影響，公司所屬的商品流通和飲食服務酒店等企業經營狀況下滑明顯，均出現歷史同期較大的虧損。公司在繼續按計劃推進各項工作的同時，將有針對性地采取措施使不利影響降低至最低，力爭不影響公司的總體經營計劃的完成。截止 3 月 31 日實現主營業務收入 1.71 億元，比去年同期增長 37%，實現淨利潤－2391 萬元，比去年同期減虧 939 萬元。

3.1.1　主營行業情況

分行業或分產品	主營業務收入(萬元)	主營業務成本(萬元)	毛利率(%)
房地產開發	747.36	272.56	63.53
房屋租賃	1,024.89	464.82	54.65
建築施工安裝	1,441.52	1,352.12	6.20
物業管理	1,919.20	1,414.48	26.30
旅游酒店飲食服務	348.30	339.90	2.41
商品流通	11,310.26	10,889.81	3.72
其中：關聯交易	無		

說明：公司 2003 年第一季度房地產開發業主營業務佔比例小毛利率高，主要是(1)未有新樓盤銷售結轉收入；(2)集團本部銷售舊商鋪的成本低，使毛利率增加。

3.1.2　公司經營的季節性或周期性特征
□ 適用　　√ 不適用

3.1.3　報告期利潤構成情況（主營業務利潤、其他業務利潤、期間費用、投資收益、補貼收入與營業外收支淨額在利潤總額中所佔比例與前一報告期相比的重大變動及原因的說明）

金額單位：人民幣萬元

項目	報告期	上年同期	增減比率(%)
主營業務利潤	1,993.15	2,555.23	-22
其他業務利潤	472.23	505.00	-6.49
期間費用	5,145.28	6,765.15	23.94
投資收益	245.00	449.31	-45.47
營業外收支淨額	-16.06	-90.27	
利潤總額	-2,450.96	-3,345.88	26.75
淨利潤	-2,391.10	-3,330.17	28.2

說明：
（1）主營業務利潤比上年同期減少，主要是因爲主營業務毛利率下降；
（2）期間費用比上年同期減少，主要是財務費用的減少幅度較大；
（3）投資收益比上年同期減少，主要是集團本部未收到投資廣發證券股份有限公司的分紅。

3.1.4　主營業務及結構與前一報告期相比發生重大變化的情況及原因說明
□ 適用　√ 不適用

3.1.5　主營業務盈利能力（毛利率）與前一報告期相比的重大變動及原因的說明
□ 適用　√ 不適用

3.2　重大事項及其影響和解決方案的分析說明

1、本公司於 2003 年 1 月 28 日召開了股東大會，審議通過了董事會、監事會換屆等議案，有關決議刊登在 2003 年 1 月 29 日的《中國證券報》、《證券時報》和《大公報》上。

2、2002 年 12 月 31 日，本公司之控股子公司——新峰房地產開發建設（武漢）有限公司（以下簡稱"武漢新峰"，本公司間接持有武漢新峰 55% 的股權，香港宏國公司和香港齊加公司分別持股 30% 和 15%）與武漢市土地整理儲備供應中心（以下簡稱"土地中心"）簽定《國有土地儲備補償協議書》，根據協議，武漢新峰將其擁有的位於江岸區解放公園路 83 號面積爲 33,933.00 平方米的土地使用權交由政府收回，由土地中心儲備，土地中心給予武漢新峰補償，補償金額 1.5 億元人民幣。目前武漢新峰已收到補償款 1.4 億元，補償款已全部用於償還武漢新峰所欠銀行借款、工程款等債務。由於本公司已在以前年度對該項目提取了長期投資減值準備，故該事項對本公司當期損益的影響很小。

3.3　會計政策、會計估計、合併範圍變化以及重大會計差錯的情況及原因說明

2003 年一季度增加列入合併範圍的公司有深圳市敬鵬港通信有限公司。

3.4　經審計且被出具非標意見情況下董事會和監事會出具的相關說明
□ 適用　　√ 不適用

3.5　預測年初至下一報告期期末的累計淨利潤可能爲虧損或者與上年同期相比發生大幅變動的警示及原因說明

本公司預計 2003 年中期可能出現虧損。

3.6　公司對已披露的年度經營計劃或預算的滾動調整情況
□ 適用　　√ 不適用

深圳經濟特區房地產（集團）股份有限公司
董　事　會
2003 年 4 月 29 日



梵高畢加索作品 價值一百萬英鎊

英藝術館三名畫失而復得







圖為畢加索名畫《貧困》（上），梵高作品《帶房子的巴黎要塞》（右上），高更作品《塔希提風景》（）。（美聯社）

【本報訊】綜合通訊社倫敦二十八日消息：英國警方二十八日說，他們根據匿名電話舉報，找回了日前在曼徹斯特惠特沃思藝術館被盜的荷蘭畫家梵高、西班牙畫家畢加索和法國畫家高更的三幅名畫。目前，專家正在對這三幅總價值高達一百萬英鎊（約一百六十萬美元）的畫作進行檢查。當局繼續對這次精心策劃的盜竊案展開調查。

英格蘭西北部的曼徹斯特市警方說，當地時間二十六日晚九時至二十七日中午十一時之間，梵高繪於一八七八年的《帶房子的巴黎要塞》，畢加索繪於一九〇三年的《貧困》和高更繪於一八九一至一八九三年之間的《塔希提風景》三幅畫作在該城惠特沃思藝術館被盜。二十八日凌晨二時左右，他們接到一個匿名電話，據此在離惠特沃思藝術館不遠的一個公共廁所後面找到了被裝在一個圓筒裡的這三幅畫作。

惠特沃思藝術館建於一八八九年，一九五八年後成為曼徹斯特大學的一部分，館藏大約四萬件藝術作品，其中包括十二幅畢加索畫作和梵高的名畫《草垛》，以及雕塑、素描、壁紙、各歷史時期的紡織品，英國水彩畫及英國現當代藝術品。該館被英國政府列為全英重要的國立藝術館之一。

環球採風

德國教育系統亮紅

約翰．舒默德

德國一直引以為傲的優勢正在消失。什麼財政健康、工人生產力高、經濟強勁等，全都成了破滅的神話。甚至連平治房車的品質排名亦在下降。

禍不單行，德國還發現它引以為傲的另一優勢——教育系統，亦跌落了發達國家排名榜的榜末那三分之一內。

教育專家說，這一壞消息出在全球競爭人才的今天，就更令家長和社會擔心。

教育部籌劃組負責人之一科切說：「這不但是個人前途問題，更確切點還是整個社會的前途問題。」

為此，教育部正日以繼夜努力制訂一整套教育改革方案，儘管政府現在財源緊絀，亦要盡速落實這些改革。

教育部長布爾馬恩說，即使這個從幼兒院到大學都涉及的改革方案成功，亦最少需時十年才能令德國的教育水平回升至發達國家的前五、六名。

事情始於總部設在巴黎的經濟合作及發展組織發表了一份花了十四個月時間進行的調查研究的結果報告〈國際學生評估報告〉，報告顯示，德國十五歲學生的學習成績，在三十二個發達國家中排名二十一，遠遠落後於英國、日本、韓國和大部分歐洲國家。更糟的是，德國學生在閱讀能力、數學和科學三項評估項目中，表現都遠落後於各國平均成績。

儘管研究結果發現，十分之一美國青少年無法在無標示的世界地圖中準確指出自己國家的位置，但美國學生在上述三項評估中的成績仍高於德國學生。

報告撰寫人舒雷察說，在報告公布之前，沒有人察覺到德國的「沒落」。科切形容這是一個「醜聞」。

據民意調查結果顯示，百分之六十德國家長對這份研究報告的結果感到震驚，百分之二十五更不願接受。

這份報告涉及的雖只是中學生，但德國的大學生同樣被批評得體無完膚。近年，各大企業的主管同聲抗議德國大學的畢業生，無法符合現代工作技術要求的條件。

事實上，連德國政府也大力招募生物科技和電腦方面的外國專才，可知德國本身人才能力水平的滑落程度。

據平治和保時捷車廠統計，德國本土訓練出來

九九三 少了百 教 之三十 在這方 據 之十六 和墨西 的人佔 達百分 統

國大學 ，德國 生常投 針 職薪酬 前，教 加薪。 而 的大學 政界和 看

波警發現一母親涉殺

【本報訊】據法新社華盛頓二十七日消息：警方人員星期六晚上在波蘭城市羅茲一套公寓裡搜尋一名竊賊時，卻有可怖的發現：三名兒童的屍體被塞在三個塑料袋裡。

這些兒童分別為一名嬰兒、一名四歲小童和一名年齡有待確定的小童，他們已變成乾屍，被藏在衣櫃裡。

警方逮捕了該公寓裡的一名



奧少女失蹤五年 與男友秘密同居

【本報訊】據美聯社悉尼二十……消息：一名匿藏了近五年、其……以為她已死去的十八歲女子說……給警方和社會帶來這麼多麻煩……為此入獄也是罪有應得……

至不想見她。她說：「我原想狠狠把她痛打一頓，但是當我見到她時，便什麼都忘記了。」

瑞安說，她的失蹤因一名男子被控謀殺她而變得更加複雜。她最

燈

……的工程和數學大學畢業生人數，在一……年到一九九八年短短的五年中，竟減……分之二十。

……育部統計的另一項數字顯示，有百分……德國大學生無法讀至畢業。相對英國……而的數字僅爲百分之十九。

……綜合組織的統計，德國現時只有百分……人口擁有大學學位，僅相等於土耳其……哥這些發展中國家。美國有大學學位……人口的比例是百分之三十三，英國更……之三十五。

……計還顯示，德國人平均在二十八歲才拿到大學學位，平均在大學要呆六年才畢業。相比美國大學生是四年，英國是三年半。

與芬蘭、瑞典、日本和美國比較，德……的經費顯得不足，學生與教授的比例也低美英兩、三倍。而且，德國大學……許教授的水平差，教學也缺乏熱誠。……這情況的改革措施，是把教授的入……低，但把日後加新與表現掛鈎。之……授職位都是終生制，且每兩年便自動……

……爲彌補撥款不足，德國本來完全免費……現在正考慮收取一定的學費，可是在……間都有很大反對聲音。……，改革還是不易順利推行。

……菓貞　譯自《國際先驅論壇報》）

美藝術家在倫敦「新作」
五百人商店裸體

【本報訊】據法新社倫敦二十七日消息：以策劃集體裸體藝術活動聞名的美國藝術家圖尼克，星期日召集五百名一絲不掛的民眾聚集於英國倫敦一家著名百貨公司，擔任他最新的行爲藝術的主角。

在圖尼克的指揮下，志願人士在倫敦牛津街塞爾弗里奇百貨公司的行人電梯跑上跑下，又在公司內指定售貨部門擺出各種各樣姿勢。

不過爲免嚇怕前來購物的顧客，圖尼克選擇在百貨公司開門前進行這項活動。

星期日活動的參加者全部要年滿十八歲，每人都得到圖尼克爲今次活動所拍的照片作爲報酬。

今次是圖尼克本月第二次在倫敦進行集體赤裸藝術裝置活動了。

今年四月十五日，近二百名志願赤裸人士在倫敦南部一條寒風凜凜的行人道上示眾，志願紀念廣告業大亨薩阿特奇的現代藝廊隆重開幕。志願者其後獲邀參加藝廊開張派對，但條件仍然是一絲不掛。

來自紐約的圖尼克策劃裸體集體表演活動已有十多年經驗，絕大部分都在戶外進行，地點包括加拿大蒙特利爾街頭及巴西聖保羅市一個公園。



美國藝術家圖尼克日前在倫敦塞爾弗里奇百貨公司展示行爲藝術作品「瘋狂的人體」，吸引了約五百人裸體參加。（路透社）

戴妃信件聖誕卡拍賣

【本報訊】據美聯社格雷二十七日消息：英國已故王妃戴安娜的八封信和一張聖誕卡，本周將和時裝雜誌女編輯麗茲．蒂爾伯里斯其他三百件遺物一起拍賣。

蒂爾伯里斯一九九九年死於癌症，時年五十一歲。她曾任職英國《時尚》等著名時裝雜誌編輯，和戴安娜等名流過從甚密。

這些信件和其他物品將於星期三在美國緬因州南部城鎮格雷的西爾拍賣行拍賣，預計可拍得總計約三萬二千美元。

其他拍賣品包括四件有蒂爾伯里斯個人標籤的范思哲（Versace）名牌上衣，設計師卡爾．拉格菲爾德爲蒂爾伯里斯畫的一幅人像素描，和一整套 Versace 瓷器。

這次拍賣的部分收入，將捐給卵巢癌研究基金。

科學家發現神奇基因
揭老人聽力下降之謎

【本報訊】據法新社巴黎二十七日消息：美國科學家用一批轉基因鼠進行的試驗，爲探索人類老年聽力常會下降的原因，提供了可喜的遺傳學線索。

有關證據是一種稱爲「Ink4d」的基因，這種基因在動物內耳的感應毛細胞中扮演重要角色。

這些細胞在所謂的「皮層器官」中起着神奇的作用，這是一個長四厘米的小器官，沿着耳蝸盤旋，與哺乳類動物的聽覺有着重要的聯繫。

該器官中排列着成千上萬的有細毛的感應細胞，這些細毛隨液體波動，產生電流信號，刺激聯繫着大腦的聽覺神經纖維，使我們得以聽到聲音。

問題是自人出生後一直分裂繁殖的感應毛細胞，隨着人的年齡增長卻逐漸失去再生能力，直至分裂過程突然停止。因此，如果這種細胞因噪音受損或隨年齡增長而大量死亡，就會導致喪失聽力。

洛杉磯豪斯耳科研究所的學者說，由於發現「Ink4d」基因，感應毛細胞停止再生的原因現在也許可以得到部分解釋。



制服蠻牛　在美國加州哥諾維斯鎮舉行的鬥牛比賽中，牛仔穆利與蠻牛陷入苦戰，險象環生，但最終以四點四秒的最快馭牛時間奪得冠軍。（美聯社）

三童乾屍 子女被捕

三十歲婦女，懷疑她是三名兒童的母親。

他們還發現一些文件，顯示該婦女有三名孩子，分別是一名十一歲女兒和一對九歲的雙胞胎。

警方發言人說：「我們正在調查這個女人有多少子女，以及他們現在情況如何。」

該名婦女現時懷孕半年，警方查問她時，她答非所問。



最貴女鞋　一對據稱是全球最貴的鞋目前正在英國倫敦哈羅斯百貨公司出售。該對鞋售一百萬美元，以寶石及白金鑲製而成。（美聯社）

……塔莎．瑞安十四歲時在澳洲……州洛克漢普頓失蹤。她家人……爲她已死去，並於一年前爲她……悼念儀式。她於本月被發現藏……二十六歲的男友家中，距她母……半公里。

……她星期日晚上在澳洲電視上說……缺乏勇氣走出來，但對新獲得……自感到高興。

……她對澳洲「六十分鐘」時事節……：「我確實相信我應該坐牢，……因我的所作所爲而受嚴厲懲罰……瑞安的母親說，現仍無法信任……，在她重新露面後，她最初甚……初以爲這是警方爲了引她出來而設的詭計。瑞安與賣牛奶的男友斯科特．布拉克一起生活的這些年間，她學會了縫紉、看電視教育節目繼續學業，並在月夜到沙灘漫步，從而引起鄰居注意。

她說，他們住所的房間終年拉上窗簾，她終年不見陽光。當男友布拉克的家人來訪時，她便躲在臥室和衣櫃中，通常一躲就是幾個小時。

警方仍對此案進行調查，尚未決定是否對瑞安及其男友作出檢控。

責任編輯：鄭潔儀

大公經濟新聞

E-banking 經濟新聞提要

○中國人壽獲准海外上市……C2版
○外商投資創投業政策放寬……C12版
○筆架山一號提前登場加入搶客戰……C9版

渣打集團賺65.8億升兩成

香港渣打受破產及信用卡撇賬上升影響盈利減一成一至20億

【本報訊】渣打集團(2888)本港上市後首份業績優於市場預期，集團二○○二年稅前盈利升一成六至十二點六二億美元（折九十八億四千萬港元），股東應佔溢利上升百分之二十點七至八點四四億美元（折六十五億八千三百萬港元）。而本港業務則受到破產及撇賬上升影響，稅後溢利下跌近一成一至二十億元。集團相信撇賬高峰時刻已經過去。

末期息派32.9美仙

集團股東應佔溢利由零一年的六點九九美元升至八點四四億美元，每股盈利七十四點九美仙，派末期息三十二點九美仙，全年派息四十七美仙。去年集團總收入爲四十五點四億美元，計及商譽支出二十五點五七億美元，準備前盈利爲十九點八二億美元，扣除呆壞賬支出七點一二億美元後，營業溢利爲十二點六二億美元。

嚴控風險呆壞賬撥備減

渣打集團去年呆壞賬撥備較前年大減一千九百萬美元至七點一二億美元，集團解釋主要是企業銀行的風險控制嚴謹，以致有關的新撥備較前年減少，雖然去年首季受阿根廷經濟惡化及津巴布韋經濟環境轉壞的負面影響，但在去年十一月優先股回購行動對集團有利好的影響，不過，受到本港破產及信用卡壞賬問題影響，香港區便佔去四點二八億美元的總撇賬額。

渣打銀行董事王冬勝表示，香港區的呆壞賬撥備中，約有二點八四億美元或六成四涉及個人破產個案，但預期個人破產的最壞時候已過去，撇賬亦會獲得改善，但目前難以評論市場的撇賬率是否已見頂。

去年渣打銀行的呆壞賬撇賬於第一至第四季分別爲六千六百萬美元、八千三百萬美元、七千四百萬美元及六千四百萬美元。



渣打集團執行董事狄朗（左起）、集團執行董事南凱英、渣打銀行董事王冬勝、中港及東北亞區財務總監馮隆春豎起大拇指稱讚業績（本報攝）

本港樓按佔有率微升

王冬勝又說，去年該行在本港的樓宇按揭市場佔有率由一成半升至百分之十五點六，本港商業銀行盈利上升兩成六，保險盈利升五成六，外匯則升八成四。至於個人銀行業務方面，香港區的盈利跌五成四，由三點四億美元降至一點五七億美元，來自信用咭及私人貸款的收入下跌一成二，按揭及財富管理則升百分之八，而按揭……

渣打集團業績

項　目	百萬美元	變動(%)
總收入	4539	+3
營業溢利	1262	+16
準備前溢利	1982	+9
壞賬撥備	(712)	-3
每股盈利(美仙)	74.9	+13
每股股息(美仙)	47	+12.1
股本回報(%)	13.4(%)	-1.4
淨息差(厘)	3.1	+0.1點子
[illegible]	[illegible]	[illegible]

渣打香港區業績

項　目	百萬港元	變動(%)
淨利息收入	8398	[illegible]

最惡劣情況已過

經濟短評

目前本港經濟繼續受到外圍局勢未明朗所困擾，加上面對通縮與財政赤字問題，不禁令人懷疑本港最終能否走出困局，重露曙光，但這無疑是過份悲觀的看法，近期多項數據顯示，本港經濟最惡劣情況可能已告結束。

首先是今年一月份申請破產數字持續第二個月下跌，跟着金融管理局公布去年第四季的信用卡撇賬率與拖欠比率同告下跌，反映出最壞的情況已告過去，問題未見進一步……

QFII可望下周內批

九間中外銀行周內

【本報訊】本報於本月十三日曾報道，九間中外銀行已獲人民銀行批准從事QFII境內證券投資托管業務，現正待國家外匯管理局及中國證監會審批，可望在未來兩個星期內完成有關審批手續。內地《證券時報》昨日亦引述有關方面的消息稱，九間中外銀行於本周可望再獲中國證監會和外管局批准，正式取得QFII托管人資格。報道並引述權威人士預期，QFII制度有望在三月份進入全面操作階段。

可望成爲首批合資格QFII托管人的九間中外銀行包括中國工商銀行、中國銀行、中國農業銀行、交通銀行、中國建設銀行、招商銀行六間內地銀行……三間外資銀行。

根據規定，QFII……請人可通過托管人向相關部……證監會自收到QFII申請……天內，作出批准或者不批准……目前進度來看，QFII……

《證券時報》又引述……人表示，在近三個月以來……

總收入	11041	-1.8
準備前之經營溢利	6190	+3.9
稅前溢利	2856	-27.6
呆壞賬撥備	(3334)	+66.2
除稅後溢利	2036	-10.7

業額增加。

至於香港渣打旗下的 Manhattan Card，去年稅後盈利爲三百二十萬元，較前年四點四五億元下跌近百分之一百，而呆壞賬支出爲十點零八億元，較零一年的五點七六億元大幅上升七成半。吸取本港信用卡壞賬的教訓，集團已重訂信用卡拓展計劃，預期在今年內將 Manhattan 品牌拓展至其他東南亞地區，而台灣將是首個開展信用卡業務的市場。

過去

惡化。

昨日渣打銀行主席祈澤林更表示，雖然本港失業率持續高企，又對通縮壓力，但卻認爲現時市場對本港經前景過份悲觀，而香港渣打銀行董事王冬明言該行在壞賬方面，最壞的時間已過去。銀行大班一向對經濟看得特別通透，其爲最壞時候已過去的預測，是具有相當的考價值與啓示性，以現時本港擁有優越條，特別是背靠內地，一旦美伊局勢明朗化相信經濟反彈力度將會十分強勁。

此外，最近已有銀行部署再次重新進入入貸款市場，美國銀行與港基銀行均有意展私貸市場，主要原因一方面可能是落實行信貸資料庫計劃，另一方面則是對本港濟前景逐步好轉具有充足信心。

東亞內地純利增一成半

【本報訊】對於市場憂慮東亞銀行(023)內地貸款質素轉壞，東亞執行董事兼副行政總裁陳棋昌指出，若獨立計算內地業務不良貸款比率，實際上是不升反降，內地分行業務去年更錄得純利一點七二億元，較前年同期上升一成半。

高雄、台北及澳門業務亦錄得九百萬元利潤，而大中華地區佔銀行總體盈利上升至百分之十二點三。

東亞業績報告中指出，去年該行與內地相關的不良貸款比率由百分之十七上升至百分之十九，東亞銀行財務總監尹焰強解釋，與內地相關的不良貸款增加，主要是由於銀行根據金管局的入賬規定，按貸款保證人的背景身份入賬，舉例說，一間港資子公司參與內地基建工程進行融資借貸，若不用母公司作保證人，按會計方式有關的貸款便會分別列入本港及內地的貸款項目之中，故令數字增加。

他強調，賬面上的比率可能會令市場出現混淆，但事實上該行於內地及內地分行的不良貸款去年均錄得下跌。該行總經理兼中國業務總部主管余學強表示，去年經內地分行批出貸款，其不良貸款比率已由二〇〇一年的百分之八，下降至百分之六點五。內地分行去年總貸款爲一百零七億元，較前年增長百分之七。內地按揭業務的不良貸款比率，亦已由百分之四的高峰下降至百分之二。銀行總體不良貸款比率亦由前年的三點一個百分點降至二點八七個百分點。

另外，陳棋昌透露，購入的北京分行將在本月底試行運作，於四月十一日正式開幕，鑑於一年一分行的限制，該行於內地將會增加支行數目，並會物色適合的內地銀行入股，而持股量仍維持在百分之二十的準則。

至於本港方面，該行希望透過增加收入、降低成本對收入比率，並希望明年將有關比率降至低於百分之五十。陳棋昌又說，該行維持派發員工雙糧，而在業績公布後，部分表現優秀的高層員工更獲發放花紅，幅度視乎個別員工表現而定。

…月進入運作 料取得托管資格

行以及渣打銀行、匯豐銀行和花旗銀行托管人資格獲核實後，有關QFII申部門提交成爲QFII資格申請。中國請人完整的申請文件之日起十五個工作日的決定。因此，有權威人士預期，按有可能在三月份進入全面操作階段。四大國有商業銀行基金托管部有關負責各銀行一方面進行技術系統的準備，業務系統，完善貨幣清算系統，針對如何控制兌換外匯風險進行相關測試外；另一方面積極開發QFII客戶，目前已有不少境外機構投資者有意與其簽訂托管協議。

而素有國際經驗的外資銀行也不甘示弱，可望成爲首批合資格QFII托管人之一的渣打銀行，其中國區總裁黃遠輝在接受本報記者訪問時也表示，目前已有不少歐美的機構投資者向該行表示有意成爲QFII，當中不乏大型基金公司，如美國的退休基金，以及業務覆蓋全球的保險公司。

《證券時報》指出，目前一些有意申請QFII的歐美投資機構正密鑼緊鼓地進行準備工作，一方面選擇托管人和券商，另一方面開始準備投資額度和QFII資格申請文件。而內地各大券商更視QFII的推出爲難得的發展機遇，紛紛與有意成爲首批QFII的境外投資機構進入緊密的接觸。

Stock Code: A - share 600663, B - share 900932　　Short Form of the Stock: Lujiazui　　No.: L 2003 - 001

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. Public Notice on Resolution of the 1st Provisional Meeting of Board of Directors 2003

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. and all Board members individually and collectively accept responsibility for the correctness, accuracy and completeness of the contents of the public notice and confirm that there are no material omissions nor errors which would render any statement misleading.

Please be advised that the 1st provisional meeting of Board of Directors of year 2003 of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) was held on Feb. 18, 2003, in which relevant proposals were approved by means of delivering in writing. The Company has seven directors, including four internal associated directors, two independent directors and one external director. The associated directors haven't avoided the voting in order to ensure the validity of the resolution of the meeting. Moreover, for the second proposal, the associated directors declared to vote on behalf of the whole shareholders and ensured the related transaction imposing no harming on the interests of the Company and all shareholders. All directors attended the meeting unanimously agreed and approved the following proposals:

I. Proposal on investing Sky Network Telecommunications Group Co., Ltd.
For detailed information, please refer to the public notice on foreign investment.
II. Proposal on agreement upon investing and building Lujiazui Jinzhang Development Co., Ltd.
Lujiazui Jinzhang Development Co., Ltd. whose registered capital is RMB 200 million mainly deal with the united programming and exploitation in Jinzhang area. Shanghai Lujiazui Group Co., Ltd. invested RMB 60 million, taking 30% of the registered capital; Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. invested RMB 60 million, taking 30% of the registered capital; Shanghai Pudong Land Development Holding Co., Ltd. invested RMB 80 million, taking 40% of the registered capital. Because this investment belongs to related transaction, and thus the company will disclose the relevant information according to requirement of related transaction in time after the agreement is signed formally.

Board of Directors of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Feb. 20, 2003

Stock Code: A - share 600663, B - share 900932　　Short Form of the Stock: Lujiazui　　No.: L 2003 - 002

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. Public Notice on Foreign Investment

I. Outline of foreign investment
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) hereby will sign the Agreement on Subscribing Shares from New Added Registered Capital with Sky Network Telecommunications Group Co., Ltd. dated Feb. 20, 2003. The Company plans to provide funds of RMB 70.5 million, taking 47% of the registered capital; Shanghai Pudong Lujiazui Software Industrial Development Co., Ltd. (the Company holds 90% of its total shares) plans to provide funds of RMB 4.5 million, taking 3% of the registered capital. The said transaction is not related transaction.
In the 1st provisional meeting of Board of Directors of year 2003, seven directors of the Company unanimously examined and approved the said investment proposals, which was voted by means of delivering in writing.
II. Introduction of the principal party of investment agreement
1. Name: Sky Network Telecommunications Group Co., Ltd.
2. Address: No. 98, Lane 91, E Shan Road, Shanghai
3. Registered Capital: RMB 50 million
4. Legal Representative: Chen Mingyuan
5. Type of Enterprise: Limited Company
6. Scope of business: VSAT telecommunication business; international connection business of computer information network; information service of paging center; internet information service; paging service; R & D of telecommunication equipment; undertaking telecommunication project and concomitant project of the network; offering of technical consultation and service for the construction project; telecommunication business the government allow to engage; retail and wholesale of the telecommunication equipment; maintenance of the telecommunications facilities and equipment; rent of house owned and counter rent (only for the branches).
III. Particulars about target of the related transaction
Sky Network Telecommunications Group Co., Ltd. (hereinafter referred to as Sky Group) was established in October 2000, which is a telecommunication enterprise with independent enterprise legal person's qualification and is mainly engaged in the operation of wireless telecommunication business. Its original major shareholders include Hebei Hongda Communication Co., Ltd. providing funds of RMB 34,125,000; and taking 68.25% of the equity; Hebei Sky Telecommunications Equipment Co., Ltd. providing funds of RMB 13,375,000, and taking 26.75% of the equity and Beijing Shuxunlian Telecommunication Science and Technology Co., Ltd. providing funds of RMB 2,500,000, and taking 5% of the equity.
To further meet the market demand of development of wireless data telecommunication, Sky Group plans to implement the capital increase and shares expansion. After increasing capital, the registered capital of Sky Group is RMB 150 millions. After increasing capital, the equity structure of the major shareholders includes Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. providing funds of RMB 70.50 millions, and taking 47% of the registered capital; Shanghai Pudong Lujiazui Software Industrial Development Co., Ltd. providing funds of RMB 4.5 millions, taking 3% of the registered capital; Hebei Hongda Communication Co., Ltd. providing funds of RMB 51.1875 millions, taking 34.125% of the registered capital; Hebei Sky Telecommunications Technology Co., Ltd. providing funds of RMB 20.0625 millions, taking 13.375% of the registered capital and Beijing Shuxunlian Telecommunication Science and Technology Co., Ltd. providing funds of RMB 3.75 millions, taking 2.5% of the registered capital.
IV. Contents of the agreement on foreign investment
1. The new added registered capital of the capital increase and shares expansion comprises of two parts. The first part is the registered capital of RMB 25 million converted from the original capital public reserve of the Company, which is amortized by the original three parties shareholders according to the equity proportion of the original capital provided. The another part is subscribed new-added registered capital amounting to RMB 75 millions, which is subscribed by the two newly entered shareholders, namely Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. and its wholly-owned subsidiary of Shanghai Pudong Lujiazui Software Industrial Development Co., Ltd., by means of cash. The original three parties shareholders agreed to give up the preferential subscribing right of the new added shares RMB 75 millions in the capital increase and shares expansion except the part of conversion capital. The aforesaid funds should be paid fully within 15 working days after signing the agreement.
2. Sky Network Telecommunications Group Co., Ltd. has engaged the qualified evaluation organization to evaluate its owned assets. After evaluated by Shanghai Cairui Assets Evaluation Co., Ltd. dated Nov. 30, 2002, Sky Network Telecommunications Group Co., Ltd.'s evaluation value of assets is approximately RMB 350.7 millions, the evaluation value of liabilities is approximately RMB 246.3 millions and the evaluation value of net assets is approximately RMB 104.4 millions. The Company has recognized the aforesaid results of evaluation.
3. After the capital increase and shares expansion, the shareholders of each party will reorganize the Board of Directors, set up the new Supervisory Committee and revise the original Articles of Association accordingly.
4. To further promote the enterprise to become the principal part of the market competition, based on the completion of the capital increase and shares expansion, the new company plans to change into Sky Network Telecommunications Group Co., Ltd. by the aforesaid five shareholders as the promoters upon the approval of the relevant departments.
V. Purpose of the investment and influence from this transaction
To meet the national need of information construction, during developing and strengthening the main industry of real estate, meanwhile, the Company continues to participate in the exploitation of the hi-tech projects positively and creates the qualification of stable and sustainable development for the Company in the future in accordance with the long-term programming of moderate development in multi-sides.
VI. Documents available for reference
1. Agreement on Subscribing Shares
2. Report of Assets Evaluation
3. Commitment Letter of Giving up the Preferential Right of Subscribing Shares
4. Resolution of the Board of Directors

Board of Directors of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Feb. 20, 2003

證券代碼: 000581 200581 證券簡稱：威孚高科 蘇威孚B
公告編號: 2003－001

無錫威孚高科技股份有限公司 董事會四屆六次會議決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

無錫威孚高科技股份有限公司董事會於2003年2月17日以通訊表決形式召開四屆六次會議，全體董事一致通過如下決議：

爲適應加入WTO的新形勢，加快實施公司發展的戰略部署，董事會決定授權公司管理層與德國羅伯特．博世公司就柴油噴射業務的全面合作進行洽談，並展開可行性研究，制訂合作方案。合作方案將由董事會審議通過，並經國家有關主管機關同意後，提請股東大會批准。公司將嚴格按照上市公司信息披露的有關規定，及時履行信息披露義務。

特此公告。

無錫威孚高科技股份有限公司董事會
二〇〇三年二月二十日

證券代碼：000022（200022） 證券簡稱：深赤灣A（B）
公告編號：2003－001

深圳赤灣港航股份有限公司 董事會公告

本公司第四屆董事會於2003年2月18日研究討論，同意本公司向中國農業銀行深圳市分行蛇口支行申請可循環使用額度人民幣貳億元以內（含人民幣貳億元整），向中國工商銀行深圳市分行蛇口支行申請綜合授信額度人民幣貳億元。

特此公告。

深圳赤灣港航股份有限公司
董事會
二〇〇三年二月二十日

任志剛：去年信用卡撇賬80億

【本報訊】銀行的信用卡撇賬額去年達到八十億港元，金管局總裁任志剛表示，雖然撇賬有放緩趨勢，但仍然不健康。他提醒銀行要小心信用卡撇賬額過高所承擔的風險。

本港的信用卡去年第四季撇賬達二十二億元，全年的信用卡撇賬額則接近八十億元。任志剛昨日出席立法會財經事務委員會時形容本港的信用卡撇賬額爲天文數字，是非常高的水平。

任志剛指出，全港約有九百萬張信用卡，簽卡未償還款項約爲六百億元，過半數信用卡持有人因爲逾期還款而需要支付利息。他相信本港的信用卡撇賬額過高與本港的經濟不景氣及就業不足問題有關。他指出，銀行平均收取的信用卡逾期還款額的利息高達百分之二十四，銀行會歡迎信用卡持有人逾期還款，但他亦提醒銀行要承擔高風險，對銀行業是不健康的情況。他又指出，去年的信用卡撇賬情況已有放緩跡象。

遊樂設施項目轉讓

位於廣州市地鐵上蓋大型商場內的遊樂設施，由外國引進，日均客流暢旺。投資少，回報快。現誠邀有意者前來洽談。

廣州聯繫電話：(8620)83635902
聯繫人：甘小姐
香港聯繫電話：(852)28114900
聯繫人：尹小姐

【本報訊】美國運通銀行首席經濟師及策略員祈文禮於記者會上表示，由於美國財赤嚴重，加上未見長期資金流

經濟增長百分之二點七。而日圓亦會持續疲弱，預料未來六個月日圓兌美元於一二八水平，十二個月則於一二三水平。

香港股市

中海發展收入增26%

【本報訊】證券業人士引述中海發展(1138)資料顯示，集團一月份運輸收入達四億○二千萬元人民幣(下同)，同比增長百分之二十六，運輸量爲八十四億噸海里，較去年同期增長百分之二十三點一。

不過業界人士估計，中海發展的運輸數據表現強勁，或與美伊戰事及農曆年假期導致客戶提前付運有關，預料全年難以維持升幅。

中海發展一月份的運輸收入中，其中佔一億五千二百多萬元收入的國際運輸，增幅更達百分之七十，而內地運輸收入增幅則僅爲百分之八點七。

上海復地集資最少8.8億

【本報訊】即將在主板上市的上海房地產發展商上海復地(2316)，昨日在港舉行推介會向證券界闡述上市情況。有出席推介會的分析員透露，上海復地將以每股作價介乎一點九五元至二點五五元，發售四點五五九一億股股份，藉此集資八點七九億元至十一點六二六億元，下月六日掛牌主板。

上海復地是次上市發行的四點五五九一億股股份當中，有四點五一億股爲新股，其餘則屬舊股。公司擬將發行股份的九成用作配售用途，餘下一成則作公開發售。公司預期，去年全年盈利將不少於三點四億元人民幣。

上海復地將於下周一(二月二十四日)召開記者會，屆時將講述上市具體安排。

口信用保險
網上投保
EC link 信保易
www.ec-link.com.hk
查詢熱線 2732 9988
出口信用保險局
特區政府全資擁有

計劃引入戰略投資者

中國人壽獲准海外上市

【本報記者周翀北京十九日專電】內地最大的人壽保險公司——中國人壽副總裁苗復春對本報記者表示，國務院已經批准中國人壽海外上市，同時在境外吸引戰略投資者參股的改革方案。

他是在參加人民大學和國發資本市場研究中心共同主辦的「中國保險發展論壇」年會時透露上述消息的。

他說，海外上市，當然要包括香港的資本市場。但具體來說，尚無明確的時間表。他透露，中國人壽去年的資金收益率高於全國平均水平（三點一四），略低於四點，但因涉商業機密，所以不能給出具體數字。在投資比重中，五成爲銀行存款（包括大部分的大額協議存款），國債、金融債佔兩成左右，基金半成。

中國人壽目前佔內地壽險市場分額的六成五。

另訊，外電報道，華夏銀行上市保薦人南方證券相關人士表示，華夏計劃銷售十億股A股，每股定價在五至六元人民幣之間，集資約六十億人民幣。預計在取得中國證監會的正式批准後，於三月底正式對外招股。

該證券行消息指出，中國證監會在去年十二月對華夏上市申請已批出臨時批准意見。華夏在內地有超過一百間分行，最大股東爲首鋼集團。

港四大銀行考慮入股

另外，該行並在商議引入外資戰略性投資者，匯豐控股（005）、恒生（011）、渣打（2888）和東亞（023）均與華夏銀行有過相關接觸。

圖右下角爲中國人壽保險公司的工作人員爲客戶講解有關保險知識

華夏銀行發A股籌60億

民生銀行明年海

【本報訊】民生銀行透露，將啓動其海外上市計劃，初步考慮在香港或者紐約上市，時間初定爲二○○四年上半年。

「海外上市是我們必走的一步，」民生銀行內部人士說，「而且就是下一步。」這與行長董文標在不久前的說法一致。

民生銀行海外上市的具體步驟，目前還不得而知，但耐人尋味的是，從透露啓動海外上市計劃到現在的一個多月裡，民生銀行在市場上消息不斷，然而這些消息卻隻字不提海外上市準備情況。默默地按計劃行事。

今年的特點是：去年底已批准上市的華夏銀行正在悄悄運作，正在籌備上市的興業銀行、交通銀行、中信實業銀行、廣東發展銀行和中國光大銀行等則也

中國銀行宣

整體上市。

拋棄了以前

放在了先練

民生銀

基於自身業

增強的預期

專家認

市的認識更

銀行業在走

織時，我們

威脅，就想

動，而事實

部分人都冷

握更深了，

性了。」

恒指升越九千四

【本報訊】美伊政局未有惡化，港股昨日繼續有反彈空間，鑑於有消息指出港府會在財政預算案內宣布投資移民計劃，恒指昨日在地產類股份帶動下上升三十點，收市報九千四百二十七點，全日成

移民計劃，相信移民反應亦不會踴躍，故移民計劃不會刺激本港樓市交投大升，然而，地產股在現水平並不昂貴，不排除市場可能會借投資移民計劃炒地產股，但相信升幅不會太大。

黃國英表示，鑑於港股在低位已徘徊了一段長時間，恒指短期會在高位徘徊一陣子，相信大市短

經濟小語

連升四日韌力十足

林浩雨

昨日股市繼續窄幅上落，高指數九四六三，低指數九三八九，波動七十四點，亦即最高時升六十六點，最低時跌八點，收市升三十點，報九四二七。雖然牛牛皮皮，但亦有若干亮點，因爲這已是第四日上升。

其一是長實，升了七角半，收五十一元七角半，明顯的比和黃強。因爲和黃昨日只能守住前價的五十元關，並無進賬。

其二是中移動，面對另一隻重磅成份股匯控無法上升，於是推高指數的重任就落在八元三角收市，對指數貢獻良多。

其三是二月期指繼續保持高水，昨日收九四四○，高水十三點，頗爲難得。現時，離結算只剩下六個交易天而已。

美股前晚大升，對昨日港股所起的刺激作用不大，大概這同港股已率先上升以及近來時興作預測性走勢有關。海灣戰局多數會拖一拖，但以美國的架勢，最終還是非打不可，所以萬萬不要太樂觀，看國際油價不斷上升，即見一斑。

股市方面，恒指九五○○仍有一定的阻力，好友也不敢去得太盡。未平倉的期指合約仍有四萬九千張，淡友繼續頑抗，故好淡

景順獲內地基金牌照
設合資公司擬年內推兩基金

【本報訊】景順集團宣布獲中國證監會發籌備牌照，批准與內地長城證券成立合資基金管理公司。集團旗下資產管理亞太區行政總裁羅德城表示，希望該合資公司可於第二季正式投入運作，期望未來三至五年成爲內地基金管理市場的領導者。

合資公司的註冊資金爲一億元人民幣，景順集團與長城證券分別持有百分之三十三股權，其餘百分之三十四股權則由兩家非金融服務公司開灤集團及大連實德集團擁有，景順集團及長城證券可於三年後各自增持至百分之四十九股權。

景順集團主席麥高信指出，內地市場對於集團的發展極爲重要，集團亦會在今年加強發展內地市場。羅德城補充說，因爲這個龐大的市場十分缺乏基金管理者，加上受惠於集團過去十年的經驗，有信心該合營公司可於三年內提供盈利貢獻。目前集團管理的亞洲資產達到七十億美元，B股及香港股票投資則爲十億美元。

羅德城指出，預期今年會推出兩隻中國基金，首隻便屬於中低風險的平衡基金。他續說，將於未來兩個月在內地招聘三十五名人才。

在九千五百點遇阻力。

昨日有市場消息指出，政府將會在即將公布的財政預算案內，發表有關投資移民計劃，市場憧憬投資移民計劃可望帶動樓市需求上揚，當中尤其是豪宅市場，地產股昨日普遍向好，長實(001)升七角五仙，收市報五十一元七角五仙，而新鴻基地產(016)升四角，收市報四十六元四角。

中國信息產業部正式落實徵收電話號碼費，紓緩了市場不明朗因素，加上徵收電話號碼費對內地電訊公司的實質影響不大，中移動(941)昨日升二角五仙，收市報十八元三角；聯通(762)升五仙，收市報五元五角；中電信(728)升一仙，收市報一元四角八仙。

御泰證券研究部總監黃國英認爲，本港要有商業機會才可吸引海外投資移民，即使港府推出投資

005)在業績公布前會在挾合盤帶動下上揚，從而帶動大市向上。

東泰證券研究部聯席董事鄧聲興認爲，市場原先預期投資移民計劃是吸納內地人士來港，惟內地是設有外匯管制措施，相信計劃並非針對內地人士而設。至於投資移民計劃可以吸引多少海外人士來港，則要視乎港股公布的實質移民條件，相信有關計劃對本港豪宅市道只會帶來輕微的幫助，而地產股亦僅可維持一、二日的炒作。

鄧聲興又說，港股在連升兩日後昨日轉趨淡靜，雖然美伊緊張局勢有所紓和，惟大市的成交金額不大，加上港股在九千六百點的阻力頗大，相信大市短期將會繼續在九千三百五十點至九千五百點之間徘徊。

顯得不動聲色。一月末，布力爭二〇〇五年在境內其他幾大國有商業銀行也急於求成的心態，重點都「內功」上。行向境外股市進發，也是務實力和核心競爭力不斷之上。爲，整個業內對於銀行上

外掛牌

加理性，這也顯示了整個向成熟。「剛加入世貿組片面誇大了國外銀行業的急於靠迅速上市來贏得主上出入很大。現在業內大靜了下來，對宏觀情況把上市的心態和步驟都更理

外資銀行年內准經營
中資企業人民幣業務

【本報訊】據中國人民銀行上海分行行長胡平西透露，今年年底將開放外資銀行對中資企業人民幣業務，中資銀行對此要做好準備。

胡平西還透露，上海合作銀行正在抓緊組建，爭取早日掛牌。此外，有關方面還將積極引進和試辦新型金融機構，強化機構聚集效應。同時，還要推進銀行卡聯網通用工作，年底前轄區地市級以上城市要實現各類銀行卡的跨行通用。

標普港交所推兩新指數

【本報訊】標準普爾宣布，與港交所（388）合作之標準普爾／香港交易所大型股指數及創業板指數，將於下月三日正式在本港市場推出，其中大型股指數由二十五隻股票組成，約佔香港股市總市值的百分之七十五。該行更計劃下半年陸續推出標準普爾／香港交易所中型股、小型股及綜合指數等三項指數。

即將推出之標準普爾／香港交易所大型股指數中二十五隻股份，除包括本港上市之重磅藍籌股外，紅籌及國企股亦會納入於標準普爾／香港交易所指數系列內，以便更全面掌握香港市場特性。當中首五間比重最大之公司依次序爲匯控（005）、和黃（013）、中移動（941）、長實（001）及恆生（011），分別佔百分之十四點七、百分之十一點五八、百分之九點五四、百分之八點一九及百分之六點七三比重；而紅籌股中海油（883）、中聯通（762）、聯想（992）及國企股中石油（-857）亦涵括在內。

至於標準普爾／香港交易所創業板指數則共有四十六間上市公司，首五間比重最大的公司依次序爲長江生命科技（8222）、鳳凰衛視（8002）、Tom.com（8001）、華潤燃氣（8035）及同仁堂（8069），各佔比重爲百分之十七點八八、百分之十七點二四、百分之十二點三、百分之五點二三及百分之四點五二。

對於渣打集團（2888）及中石化（386）不被納入在標準普爾／香港交易所大型股指數內，標準普爾副總裁杜格倫拒絕作個別評論，但重申被選入標準普爾指數的準則是根據公司規模、公司市值的流通量、公司代表性及財務是否穩健等因素考慮。他更表示，該行將根據本月二十八日之收市價作爲大型股指數的計算基準。至於其餘三隻標準普爾／香港交易所中型股、小型股及綜合指數，杜格倫表示各佔股份數目分別達二十五隻、五十隻及一百隻，且預計於今年七月至八月左右推出，惟強調仍要視乎市場對相關指數之接受程度及反應。

同時，港交所電子商務及資訊服務高級總監李國強表示，由今年四月中起，新推之標準普爾／香港交易所大型股指數及創業板指數，將取代港交所現行之所有普通股指數（AOI）及創業板指數（GEI），並稱現有指數之計算方法並非市場投資指標，料是次引入一些國際之計算方法指數更具代表性。他指出，由於目前港交所已向現有指數用戶收取資訊服務費用，故新指數推出後將不會向用戶收取額外費用。



標普表示，電盈購大東若成事，對其評級將有負面影響

標普或檢討電盈評級

【本報訊】標準普爾表示，若電訊盈科（008）收購英國大東，相信會對電盈財務狀況構成壓力，對評級構成負面影響。

標普表示，在檢討電盈旗下香港電話的信貸評級時，並未考慮電盈早前表示有意收購英國大東的因素，但由於收購行動未進行，因此不會對電盈的財務狀況有任何具體影響。

不過，標普表示，雖然給予香港電話評級時，有給予電盈未來作出收購的空間，但若涉及像大東般龐大規模的收購，相信會對電盈財務狀況構成壓力，對評級構成負面影響，而標普將密切留意事態發展並作出檢討。

簡化發債有利市場

【本報訊】香港資本市場公會主席黃碧娟認爲，政府發出簡化零售債券發行程序指引，相信有助本港債券市場發展。

她認爲，在目前利率低企的情況下，雖然市民對債市的一手市場的需求增加，但對零售債券的二手市場認識仍不多，因此她認爲政府必須要透過教育，令更多散戶參與一手及二手債券市場的買賣。

另外，身兼滙豐財資及資本市場債務發行主管的黃碧娟表示，本港去年總發債金額達到千八億元，而近年因應利率及經濟環境，每年出現百分之五至十的自然增長。她認爲，美伊戰爭對本港債券市場影響少，除非出現拋售港元現象，否則對本港債市不會出現重大影響。

兩年覆蓋所有屋邨
九倉電訊拓公屋固網

【本報訊】九倉電訊市務副總裁張東林昨日在傳媒午宴上表示，公司在兩年內會將固網覆蓋擴展至全港所有的公屋屋邨，而在今季九倉電訊會在五個屋邨，當中包括華富、彩雲、恆安、健明及愛民邨推出住宅固網服務。

目前，九倉電訊的固網電話線達三十四萬條電話線，其中九萬條屬住宅電話線，而在三十四萬條電話線當中，約一半是透過第二類互連方式連接。

九倉電訊在固網電話市場的佔有率不斷上升的同時，電訊盈科(008)的固網電話市場佔有率卻不斷下滑。據悉，電盈在固網電話市場的佔有率，在過去一年下跌了百分之六至七，至百分之八十的水平。

對於當局將會在今年四月份，就第二類互連發出諮詢文件，張東林表示，第二類互連已沿用了七年，有關政策並沒有需要取消，若取消第二類互連接駁，本港的固網電話收費將會上升。

ASM 專注主營業務

ASM 太平洋（522）董事總經理林師龐表示，雖然現時集團資金充裕，但現階段無意作任何收購。

集團截至去年底手持現金四點六億元，並無負債，但他表示，集團並無打算進行任何收購，現階段只會專注發展主營業務。

鷹君酒店易名朗廷酒店

鷹君酒店總經理盧柏賢昨日表示，繼母公司鷹君集團(041)於上月宣布將附屬公司鷹君國際酒店集團易名爲朗廷酒店集團後，公司之旗艦酒店香港鷹君酒店也將於今年十月易名爲朗廷酒店，以清晰反映公司之酒店業務發展。

目前，易名後的朗廷酒店集團將負責本港的物業管理及經營業務，旗下物業包括朗廷酒店集團、逸東酒店及服務式住宅逸東軒。

滬杭甬將擴闊高速公路

上海《解放日報》報道，滬杭甬高速公路公司(576)將拓寬浙江段，成爲雙向八線行車，總投資約五十五億元人民幣，將於二〇〇七年前全部完工。

報道指出，浙江段自九八年底通車以來，車流量平均每年增長約百分之十五，目前全程流量超過二萬七千輛，已經是全國最繁忙的高速公路之一。不過，浙江段已難以滿足浙江與上海經濟互動的強大需求，拓寬工程顯得十分緊迫。

較早前外電報道，滬杭甬已經發行十億元人民幣企業債，年期十年，用作擴闊高速公路。

「小靈通」限制傳將取消

據內地《北京晨報》引述「小靈通」設備供應商UT斯達康管理層表示，今年內「小靈通」將不再受到任何限制，中電信(728)可因應自己的商業取向去決定「小靈通」應否在全國所有地區推出此服務。

報道又引述北京郵電大學的專家表示，中電信已在深圳開通「小靈通」，而廣州及天津等地也在積極籌備當中，連作爲風向標的北京也開始在郊區試驗「小靈通」網絡，足顯監管當局已默許「小靈通」將踏入全面解禁。

與此同時，也有內地傳媒報道，「小靈通」將於四月份獲電信監管機構發放「小靈通」號碼。





藝術賞析

澳門藝博館推介當代藝術家

【本報訊】澳門民政總署轄下澳門藝術博物館以推動本地文化藝術發展爲主要工作目標之一，該館亦是展現澳門藝術面貌的一個重要窗口。

澳門自二十世紀八十年代邁開了都市現代化的急促步伐，爲澳門的美術發展帶來生機。在此期間，澳門的文化機構、民間團體與藝術家紛紛尋找發展空間。與此同時，多位來自內地、葡萄牙、新加坡、澳大利亞、俄羅斯等國家和地區的藝術家先後定居澳門，並與當地本土藝術家合力推動澳門的美術發展。

爲反映上述時期的澳門藝術創作成果，藝博館從館藏精品中挑選部分澳門當代藝術家代表作，在該館三樓專題展覽館舉辦「澳門藝術博物館——澳門當代藝術藏品展」。展品逾二十件，包括油畫、壓克力與混合媒材等；作者計有馬若龍、郭桓、廖文暢、蘇沛權、君士坦丁、馬維斯、陸大同、蔡樹榮、邵燕棵、琥茹、王禎寶、何沛珊、吳衛堅、梁藍波、魯奴．聖地牙哥、李振富。該展覽充分展現出澳門藝術家在獨特的中西文化交融的環境下，透過不同內容、形式、材料和技術的表達，呈現精緻、多元的藝術特色。展期由即日起至八月十七日。

藝博館位於澳門新口岸冼星海大馬路澳門文化中心，開放時間爲上午十時至下午六時三十分，逢星期一休館，星期日免費開放。聯絡電話（八五三）七九一九八〇〇，電子郵箱 artmuseu@ macau. ctm. net 。






▲李振富用混合媒材創作的《無題》（一九九〇）

▼郭桓用環保廢料創作的《幻化的足迹》（一九九七）

◀馬若龍的《庇山耶和面具》（一九八六）



▶澳門藝術博物館正展出當代作品



▲法國國家樂團成立於一九三四年，有六十九年歷史

▲音樂總監庫特．馬素爾（Kurt Masur）

法國國家樂團選曲要商榷

嘉

藝術導論

由馬素爾率領的法國國家樂團將會在香港舉行三場音樂會。大師級的指揮，加上一個在國際上介乎一二流的樂團，這類音樂會讓樂迷引頸以待。不過，筆者對於這三場音樂會存有兩大疑問。

首先，音樂會雖然數目上是三場，但以曲目而論，只夠上二又三分一場。大家只消翻開宣傳單張，便發覺原來在李雲迪有份參與（即二月二十六日）的音樂會，選曲上擺脫不了「賣現成」之嫌。除了由李雲迪擔任獨奏的葛里格《a小調鋼協》之外，其餘曲目，全由另外兩場音樂會的樂曲取擷過來的，缺乏新意。

或許樂團十分明白，二月二十六日的音樂會，觀眾是慕李雲迪之名而來。因此，其他樂曲，倒可圓個現成，以免再費周章。不過，筆者必須指出，這種吝嗇的做法頗爲小家子氣，欠缺了名牌樂團的風範。

不應以德奧作品為主

第二，在選奏樂曲方面，亦有商榷之處。「法交」既然是法國的著名樂團，但今次來港選奏的，除了杜卡的《小巫師》之外，其他樂曲都不是法國作品，樂迷可能因此有點失望。雖說「法交」所呈獻的曲目極有欣賞價值，但樂迷期望法國樂團演奏本國作品，也是情理之常。何況「法交」及其前身（即法國廣播交響樂團），以演奏德彪西、梅西安、白遼士等人的法國交響樂曲而馳譽於世。或許，其中一個有可能成立的說法，是樂團新指揮馬素爾本身是最擅長演繹德奧作品，雖然亦有選奏英、美、法的作品，但始終不是他的強項。這或許解釋了他爲什麼取了孟德爾遜與李察．史特勞斯的樂曲獻給香港樂迷。

二月二十七日的音樂會可說是「孟德爾遜之夜」，因爲整場音樂會都是演奏孟德爾遜的名作，即《第四交響曲》及《仲夏夜之夢》。這兩首作品是孟德爾遜傳世之作，知之者眾，實在毋須在此細表。只想與讀者分享，孟氏第三與第四（即「蘇格蘭」與「意大利」）交響曲，是筆者自幼年起的至愛，地位僅次於孟氏的《d小調小提琴協奏曲》。難得的是，這兩首交響曲在藝術水平上完全可以等量齊觀，充分反映作曲家對蘇格蘭與意大利的觀感。

至於《仲夏夜之夢》，觀眾在欣賞「法交」演奏時，不妨細心留意孟德爾遜如何在序曲裡把多個截然不同的樂思，有效地結爲一體。此外，這套樂曲其實是由兩個部分——序曲與本曲——組成，而兩者的完成日期大概相差十七年。大家可能嘖嘖稱奇，孟氏在創作後者時，居然可以生動地重拾序曲的情緒。

「法交」將會獻奏的另一首德奧作品是李察．史特勞斯的交響詩《狄爾開玩笑》。在史氏的多首交響詩中，《狄爾》標誌着兩個意義。第一，樂曲首演於一八九五年十一月，而貫穿樂曲的輕鬆筆觸，已經起碼有半個世紀沒有在德國音樂裡出現過。第二，以篇幅而言，《狄爾》是史特勞斯最後一首短交響詩，隨後的《查拉斯特拉如是說》等，屬於長交響詩。

李雲迪奏葛里格樂曲

「法交」獻奏的另一首樂曲，是由李雲迪擔任獨奏的葛里格《a小調鋼協》。提起葛里格，一般樂迷必定即想起他的《皮爾．金特組曲》，但實這位北歐作曲家的其他作品，例如荷爾堡組曲》、鋼琴曲、弦樂四重奏上述鋼協，均值得重視。以上述鋼協例，這是一首作曲家刻意描寫北歐自景色及民族風貌的作品。樂曲裡既有威民間音樂的典型音調，亦有該國的間舞曲哈鹽格（halling）的風韻。

葛里格素有「北方蕭邦」之稱，李雲迪擅於演奏蕭邦鋼琴曲。且看他這位「北方蕭邦」是否有同樣的演繹力。

二〇〇三年香港藝術節導賞系列五

編者按：法國國家交響樂團定於月二十六日在沙田大會堂及二十七至十八日在文化中心音樂廳舉行音樂會



▲李雲迪首度與法國國家樂團合作演出，二月廿六日的音樂會已滿座

南戲古風迴蕩大會堂

古兆申王韋民介紹其淵源與特色



古兆申（左）、王韋民介紹南戲特點　（本報攝）

【本報訊】記者洪捷報道：我國戲曲藝術歷史悠久，脈絡繁茂，其中宋代的「南戲」，承接了北宋的雜劇，對後來的崑劇發展產生了一定的影響。香港中國藝術推廣中心前日在中文大學邵逸夫堂舉行了南戲藝術講座，邀來非常熟悉戲曲的中華文化促進中心崑曲小組顧問古兆申、香港中國藝術推廣中心藝術總監王韋民（國家一級導演）主講。

古兆申介紹說，「南戲」是指北宋的雜劇到南宋時期在南方發展出來的一種說唱藝術。雜劇在漢唐時期主要是一些魔術、雜耍、摔角、歌舞等表演，到了北宋開始與其他表演形式分開，成爲初具規模的眞正戲劇表演，通常是有對話及表演一段故事。北宋雜劇的表演首先有一名「引戲」，是戴帽、穿裙的女子，以扇舞引出其他演員登場及排位，並逐一介紹演員。

雜劇的演員主要有五種，男主角是「末泥」，以第一人稱唱出角色的故事，女主角是「旦」。除了主角，還設一些陪襯角色：以動作製造搞笑氣氛的是「負淨」，通常會有吹口哨、扮鬼臉及走古怪語言、應對爲主，也會因應「負淨」的動作而或取笑或諷刺；最後一種稱爲「裝官」，是假扮官員，被「負淨」及「負末」取笑。南宋的南戲基本上承襲了這些角色的表演形式，這些角色的分配到了後來便發展成戲曲生、旦、淨、末、丑的行當。

王韋民介紹說，將於今屆香港藝術節上演的《張協狀元》，展現了南戲的一些特點，例如運用一些插科打諢的角色進進出出，既發揮幽默感，也有助解釋、分析內容。由於當時的戲班規模不大，無法養活太多演員，因此數個輔助角色往往由一人演出。

元代雜劇結合南戲與北方雜劇，其後出現「四大傳奇」，《殺狗記》是其中一齣。這齣戲同樣繼承了不少滑稽的角色。王韋民認爲，這些滑稽的演員是源於春秋、秦代時的優、俳或弄，他們有機會便以諷刺、玩笑的形式向帝王表達意見或獻計。而《張協狀元》、《殺狗記》中許多搞笑角色，都有一種提醒觀衆的作用。王韋民說，德國著名戲劇學家布萊希特曾指出，戲劇表演除了史坦尼斯拉夫斯基的「體驗法」，還應有「間離法」，也就是抽離劇中角色作客觀的分析，中國的戲曲便有這種的性質。

《張協狀元》只有劇本流傳至今，因此這次是以崑劇形式演出，《殺狗記》則以甌劇形式上演。兩劇的舞台布景與美術都較具現代感，觀衆主要是藉着劇情去領略南戲的戲劇元素及故事特點。

浙江溫州市甌劇團將於三月六日演出《殺狗記》，浙江永嘉崑曲劇團於三月七日演出《張協狀元》，地點是大會堂音樂廳。這是今屆香港藝術節的節目。門票現於城市電腦票房發售。



《殺狗記》情節有趣，將用甌劇形式表演



《張協狀元》的布景設計運用了現代手法

靜山小學生粵劇匯演

【本報訊】小朋友在學校的音樂、體育、中文、英文、美勞、常識課堂上，都可學習粵劇。聖公會靜山小學四年級的百多位同學正密鑼緊鼓，綵排將於本月二十二日舉行的「香藝教育計劃──粵劇匯演」。

這些同學於去年九月參加了由香港藝術發展局主辦的「香藝教育計劃」，由零開始接觸粵劇，現時已能在舞台上演唱粵曲、做大戲，還能表演功架、做手、走位等，都是三個多月來在正規課堂上努力學習的成果。

該計劃邀請了「查篤撐」兒童粵劇培訓課程的學員充當粵劇小老師，向該校學生分享學習粵劇的樂趣。

是次匯演將於本月二十二日下午四時在聖公會聖本德中學舉行，將會招待家長、藝發局嘉賓及其他學校的學生、老師等欣賞。

柯藍訪港推廣散文詩

【本報訊】中國散文詩學會會長、著名散文詩作家與理論家柯藍，應香港散文詩學會、香港文學促進協會、香港文學報社與香港散文詩報社同人邀請，於二月十四日至十七日訪問香港。邀請單位於二月十五日晚設宴歡迎柯藍，出席歡迎宴會的有：香港中華文化總會副會長周安達源、名作家張詩劍、陶然、夏馬、陳娟、蔡麗雙、天涯、漢聞、梁荔玲、鍾績材等數十人。

柯藍於宴會前作關於散文詩創作的專題演講，與會作家熱情朗誦柯藍創作的散文詩，宴會氣氛融和熱烈。

最後，柯藍表示，此行的主要目的是爲了宣傳中國散文詩，希望大家共同致力推動這一新的文學品種。



柯藍（後排左五）在聚會上發言

黑龍江香港版畫聯展

【本報訊】一個是北方黑土地，一個是南方大都會，兩地版畫藝術的風格與技巧南轅北轍，各擅勝長。現於香港視覺藝術中心舉行的「黑龍江、香港版畫交流展」，可讓參觀者同場觀賞兩地版畫創作。

香港版畫協會主席呂慧珠接受本報記者電話訪問時表示，這回展出該會二十四名及黑龍江六十名版畫家的作品；本月二十二日將有十三名黑龍江版畫家來港出席開幕禮、講座及研討會。

呂慧珠表示，由於得到香港藝術發展局的資助，該協會有機會加強與內地版畫界交流，前年已和江蘇省版畫界合辦了交流展覽。當然，資金並非充裕，這是舉辦是次活動的困難之一。在收集作品的過程中，由於內地地方大，畫家們分布不同地方，將作品集中起來也花了不少時間。此外，內地本提供八十八幅參展作品，但因爲場地有限，只能展出五十多幅，難免令對方有點失望。

呂慧珠認爲，與內地合辦交流活動，使雙方都能認識彼此的畫風，可結交藝術家朋友，從而開拓更多發展機會，例如今年在安徽舉行的「第十六屆全國版畫展」，該會便有十五幅作品入選。呂慧珠說，內地藝術界很歡迎與香港藝術界交流，兩年前該會組團往江蘇展出，不僅受到南京版畫家的歡迎，後來更有機會往上海舉行展覽。該會於今年八月往黑龍江舉行展覽，亦有可能往青島及西安展出，但詳情還未確定。

「黑龍江．香港版畫交流展」正在香港視覺藝術中心展覽廳舉行，展期至本月二十六日，並於本月二十八日至三月十四日移師往香港中文大學逸夫書院大講堂展覽廳繼續展出。配合展覽，將舉行一連串講座，包括「北大荒版畫歷史及現代版畫的發展」，本月二十二日下午四時半在視覺藝術中心四樓演講廳舉行，嘉賓包括陳玉平、夏碧泉及劉國輝。本月二十三日下午二時由陳玉平、陳龍在視覺藝術中心三樓凹版畫室示範「傳統油印套色木刻技巧及絕版套色木刻技法」，三月一日下午二時在中大逸夫書院大講堂將舉行「黑龍江版畫的特色及影響」，由于承佑主講及示範。



本港版畫家李鳳賢銅版畫作品《密雲》

首屆中信書畫周六拍賣會

拍品內容

張大千、齊白石、唐雲、任伯年、李可染、傅抱石、宋文治、錢松岩、高劍父、高奇峰、趙少昂、關山月、黎雄才、溥儒、謝稚柳、李苦禪、程十發、弘一、啓功、丁衍庸、楊之光、陳大羽、陸儼少、溥佐、賴少其、孫文、康有爲、慈禧、乾隆、劉海粟、朱屺瞻、羅叔重、宋光寶、郭沫若等。三佰多件近現代書畫拍品。

地　　點：上環文咸東街49號慶豐商業大廈8樓
拍賣時間：2003年2月22日下午2:30
預展時間：2003年2月19日－22日 10:00－19:00
主　　辦：中信國際拍賣有限公司
電　　話：25812733　傳眞：25812732

責任編輯：關衛寧

中國經濟

外商投資創投業政策放寬

【本報記者北京十九日專電】國家外經貿部、科
部、國家工商管理總局等五家政府機構共同頒布了
外商投資創業投資企業管理規定》，為創業投資創造
更加寬鬆的政策環境。

新規定將於三月一日起施行，二○○一年八月發
的《關於設立外商投資創業投資企業的暫行規定》
日廢止。

允採取非法人制組織

據悉，新規定比原規定有所突破：如規定創投企
可以採取非法人制組織形式，也可以採取公司制組
形式。規定所稱外商投資創業投資企業，仍是指外
投資者或外國投資者與中國投資者在中國境內設立
以創業投資為經營活動的外商投資企業。其中，創
企業應當在名稱中加註「創業投資」字樣，創業投資管理企業名稱應當加註「創業投資管理」字樣。

設立創投企業應具備下列條件：投資者人數在二人以上五十以下，且應至少擁有一個所謂的必備投資者。非法人制創投企業投資者認繳出資總額的最低限額為一千萬美元；公司制創投企業投資者認繳資本總額的最低限額為五百萬美元；除了將本企業經營活動授予一家創業投資管理公司進行管理的情形外，創投企業應有三名以上具備從業經驗的專業人員等。創業投資管理企業則以受托管理創投企業的投資業務為主營業務，且註冊資本或出資總額不低於一百萬元人民幣或等值外匯。

所謂必備投資者，是指以創業投資為主營業務，在申請前三年其管理的資本累計不低於一億美元，且其中至少五千萬美元已經用於創業投資(如必備投資者為中國投資者，相應數額為一億元和五千萬元人民幣)。

可申請在境內外上市

創投企業出售或以其他方式處置其在所投資企業的股權時，可選擇的退出機制包括：將其持有的所投資企業的部分股權或全部股權轉讓給其他投資者；與所投資企業簽訂股權回購協議，由所投資企業在一定條件下依法回購其所持有的股權；所投資企業在符合法律、行政法規規定的上市條件時可以申請到境內外證券市場上市。創投企業可以依法通過證券市場轉讓其擁有的所投資企業的股份等。

在享受外商投資企業有關優惠方面，創投企業的所投資企業註冊資本中，如果創投企業投資的比例中外國投資者的實際出資比例或與其他外國投資者聯合投資的比例總和不低於百分之二十五，則該所投資企業將享受外商投資企業有關優惠待遇。

大摩羅奇籲華擴大內需

【本報訊】摩根士丹利首席經濟師羅奇在論述中國全球地位的最新一份報告中指出，中國強勁增長的對外依賴型經濟顯示，中國有必要把總體需求的組合由外部向內部發展，推動個人消費；通過刺激內需阻止通縮惡化；同時推進西部開發，建立一個地域分布較平衡的經濟體系。

羅奇本月十三日在華盛頓向美中貿易全國委員會提交「二○○三年預測」報告，其中〈中國的全球地位〉部分要點如下：

——對全球的影響。在中國經濟規模仍然較小的同時——其國內生產總值(GDP)只佔全球總值約百分之四——她正推動着一個不合比例的全球增長份額。中國在二○○二年全球GDP和世界貿易的增長中分別作出了百分之十七點五和百分之二十九的貢獻，而在全球製造業資金創造方面也許高達百分之三十。

——對外依賴型經濟。雖然出口只佔國內經濟百分之二十六，二○○二年實現的出口增長卻佔了同年中國GDP總增長的百分之七十四。這種向外依賴的形態顯示了問題的另一面：由國內需求帶動的增長有所不足，只佔去年中國實現百分之八GDP增長的百分之二十六。

——三個宏觀挑戰。中國有需要把總體需求的組合由外部推向內部發展，特別是在個人消費方面。中國同時應通過刺激內需以阻止國內通縮情況進一步惡化；及中國必須從東部向西部推進，以實現一個地域分布較平衡的經濟體系。

——兩大風險。堅定不移地推動改革，包括國有企業改革，銀行業和資本市場改革，是中國最可取之處。中國外向型經濟面對的最大下調風險是全球工業因石油危機影響而引發新一輪衰退。

——全球意義。中國必須打破閉關自守的傳統和擴大對外的注意力，了解其非一般的轉型對全球帶來的影響；歷史會證明中國的崛起將是全球化實驗中的主要催化劑之一。

手機零關稅 深進口激增九倍

【本報記者徐超、通訊員佟大為、李安深圳十九日專電】從今年一月起，中國進口手機實行零關稅稅率。據深圳海關統計，深圳口岸作為全國手機主要進口口岸，今年一月份進口九十七點五萬台，價值一點五億美元，分別比二○○二年一月增長八點八倍，十一點四倍。

從去年起，中國大幅下調手機進口關稅，二○○一年手機進口稅率還是百分之十二，到二○○二年已降至百分之三，今年一月起則下調為零，並一直適用自動進口許可證管理。

進口手機七成為韓國貨，因國內生產廠商進口韓國手機的成套散件再組裝出售較為普遍。深圳口岸一月自韓國進口手機達六十八萬台，增長十五點四倍，佔同期深圳口岸手機進口總量的百分之六十九。此外，從台灣進口二十六點二萬台，增長三點五倍，佔總進口量百分之二十六點九。

去年上半年深圳口岸手機進口一百三十四點萬台，下半年進口量增逾一倍二百七十二點萬台。今年一月，受稅率下調、節前集中進口等因素刺激，進口比去年十二月份增長一倍。

去年國產手機成功突破了洋牌壟斷，國內市場佔有率已從一九九九年的百分之二猛升至二○○二年的百分之三十。較高的邊際利潤刺激更多內地廠商加緊擴入手機業，現有關部門推算，今年內地各機廠商產能總和將達一點七億部產能將嚴重過剩。

保險資金不做實業

【本報記者周翀北京十九日專電】中國保監會副主席吳小平表示，根據新修改的《保險法》，保險資金主要運用於資本市場中，這表示保監會至少不贊成將保險資金用於做實業。

他表示，新的《保險法》雖未過多對保險資金使用放開管理，但在引導資金運作方面還是開了一個口子，「至少是不可以做實業，因為實業的資本金無法收回，只能依靠分紅，而且各保險公司也不是做實業的專家；今後資金運用主要是證券化」。

他並指出，中國的保險業與資本市場應同步發展，雖然當下內地資本市場發展不夠完善，但保險業不能坐等資本市場規範和發展以後再發展，必須與資本市場同步發展、規範和提高。

他說，保險業在資本市場上發揮作用，與內地金融的分業經營和分業監管並不矛盾，即使是組建專業資產管理公司，也未突破分業經營的限制，新《保險法》對保險金逐步進入資本市場沒有障礙，今後將更重視保險的資金融通作用。

據吳小平估計，到二零零五年，內地保險金運用餘額將達到一萬億，保險業已成為內地目前增長最快的行業。

深滬股市萬事俱備

黃 耿

對於深滬股市今年的走勢，個人一直持樂觀態度，可能有人會認為，作為指標的上證指數，近日只能在「政策底」的一千五百點水平徘徊，仍未見突破，牛市似乎是遙遙無期。

其實，無論是牛市還是熊市，皆是靜悄悄的來，當大家都感覺來臨的時候，通常會是牛市第二期或熊市第二期了。我們留意到，國家統計局副局長邱曉華最近提出，○二年很可能成為我國宏觀經濟逐步走出增速放緩運行趨勢的拐點，今年則孕育着全面復甦的明顯趨向，總體上來看，全年的經濟增長將高於百分之七，接近百分之八的水平。顯然，今年股市向好是有堅實的宏觀基礎。

至於境外投資者較境內投資者更感興趣的QFII制度，據聞進程亦比預期為快，內地傳媒報道，較早前已通過央行批准獲得QFII托管業務資格的十家中外資銀行，本周有望再獲中國證監會和外管局的批准，從而正式取得QFII托管人資格。與此同時，一些境外機構投資者也已向有關部門預申請投資額度。以目前進展來看，QFII有可能三月份啟動。

可見，現時深滬股市絕對以利好因素佔主導的，關鍵是何時爆發而已。

熱點初現重上千五點

【本報記者吳永強深圳十九日專電】今日滬市重上千點，市場人士指出，前期一具有指標意義個股的上漲顯了初步的熱點，也多少帶動連日來低迷的人氣。

今日上海綜指一千四百十七點八九開盤，一度衝高一千五百一十一點三，收報一千五百十點八○，上漲十點一三，成交六十點一一億元，漲幅分之○點九五；深成份指數三千○二一點○一開盤，最三千○四十六點二，收報三千○四十點二六，上漲二十點五七，漲幅百分○點九一，成交三七點四九億元。滬深兩市B股分別收一百二十九點○九和一千二百八十七一九。

今日成交量雖比昨日沒有太大變，但在前期引領市的龍頭股如中信證、中國石化、中國聯通等權指標股的帶動下，大盤走出溫揚升的走勢。兩地股指整上也呈現出先抑後揚的格局股指在五日均線處經過反覆盪，終於在場外資金積極進的配合下一舉突破，大盤短強勢凸現，兩市雙雙以全天

福建興業銀行更名

【本報記者劉衛東深圳十九日專電】福建興業銀行將在三月三日將銀行名稱改為「興業銀行股份有限公司」，簡稱「興業銀行」。今天，深圳分行的門口已經將「興業銀行」的牌子掛了出來，銀行LOGO和標識也已作了修改。

銀行內部人士解釋，銀行名稱的修改是完成從地方性向全國性商業銀行轉變的重要一步。實際上，福建興業銀行的股東構成和商業網點早已遍布全國各地，是名副其實的全國性商業銀行。興業銀行已在全國設有二百五十多家分支機構。總資產規模一千七百七十億元，本外幣各項存款餘額一千四百三十九億元，各項貸款餘額九

責任編輯：盛北星

帝湖桑拿

ROYAL LAKE SAUNA

足君好足浴

商家經過一天的拚搏或運動員經過長時間的比賽或訓練後，常會出現肌肉疲勞的現象，因此不少人在經過一天的繁忙工作後，會選擇去桑拿浴室浸池按摩一番，藉此驅除疲勞，鬆弛身心。而本地工商界人士及運動員最喜歡光顧的其中一家桑拿浴室，是位於彌敦道大華商場一樓的「帝湖桑拿」。

帝湖桑拿開業兩年餘，由於所處地點適中，裝修豪華，服務周到，收費公道，擁有不少熟客，在行內享有一定口碑。



帝湖桑拿主要提供以下幾項服務：

香薰油按摩 帝湖桑拿的香薰油按摩甚具特色，光顧的高爾夫球手主要就是衝其而來。人體按摩具有舒筋活絡、驅除疲勞的理療功能；香薰油含純植物異丙醇、活性氧，功效增加氧份、抗菌、消除異味及分解尼古丁。香薰油按摩可以增強人體免疫系統，激發人體潛在生命力，促進血液循環、調節生理機能，紓緩精神壓力，具有增強人體抵抗力、改善呼吸道機能、平衡荷爾蒙、活化細胞、提神醒腦、增加記憶力等益處。

火山泥及中藥磨砂 火山泥內含有多種對人體有益元素，用火山泥及帝湖桑拿自製中藥擦拭皮膚，可以去除皮膚死皮，促進皮膚新陳代謝及血液循環。

園林式藥療蒸氣浴 桑拿蒸焗，不論是乾蒸還是濕蒸，人體在高溫下通過大量流汗排出體內毒素，加速血液運行，有益健康。傳統桑拿浴室採用塑膠屋形式，蒸氣中混雜着塑膠異味，聞之自然不好受。帝湖桑拿別出心裁，仿自然環境建成一個有石山、有樹木的園林式桑拿蒸氣浴房，客人在此仿自然環境中薰焗混有中藥成份的蒸氣浴，一邊傾談，倍感愜意。藥療蒸氣浴可治神經衰弱、腰痛背痛、驅風去濕及幫助提神醒腦。

冰水浴 通常客人在桑拿房薰焗十數分鐘，待身體排汗後，會跳進冷水池作短暫浸泡，不但感覺甚爲舒適，而且如此冷熱交替，能夠促進人體血液循環，刺激大腦神經，擴張毛孔細胞，加速新陳代謝。冷水池的水溫約在攝氏十度至十二度左右。

作爲一間只招待男賓的純正按摩浴室，帝湖桑拿十分重視服務質素，所有按摩師皆經專業培訓，除按摩推拿外亦提供刮痧、拔火罐等服務。客人在休息時，院方免費供應粥粉麵飯及飲料。爲了方便球迷睇波，院方安裝了泰星有線電視，轉播每一場重要國際足球賽事，不但在休息室設有特大電視屏幕，甚至在每一間按摩房，每一張按摩床旁都安裝了電視，務令球迷不錯過每一次入球的精采鏡頭。

另外，帝湖桑拿開設於廣東中山的附屬公司「足君好足浴」，除提供香港浴室上述服務項目外，另提供香薰蒸腳及中藥泡腳服務，該等足浴據云對治療腳氣病及香港腳甚爲有效。

香港九龍彌敦道 348 號大華商場一樓　27803333

中山市南區城南一路 88 號四季火鍋大廈　(0760)8890888